Annual Report
2022



Our purpose

To provide trusted energy that enhances people's lives, while caring for each other and the earth



Contents

2022 Highlights

Adjusted funds from operations
($ millions)



	18	19[1]	20[1,2]	21[2]	**22**
■ Adjusted funds from operations [3,4]	10,172	10,818	3,876	10,257	**18,101**
■ Capital expenditures [5]	5,250	5,436	3,806	4,411	**4,819**
○ Adjusted funds from operations per share [3,4]	6.27	6.94	2.54	6.89	**13.05**

Production and throughput
(mboe/d)



	18	19[1]	20[1,2]	21[2]	**22**
■ Exploration and Production	103.4	106.8	101.7	87.5	**78.0**
■ Oil Sands – Bitumen	204.1	184.8	127.2	175.6	**185.2**
■ Oil Sands – Synthetic crude oil	424.5	485.6	466.2	468.6	**480.0**
○ Refinery crude throughput	430.8	438.9	407.0	415.5	**433.2**

Earnings (loss)
($ millions)



	18	19[1]	20[1,2]	21[2]	**22**
■ Net earnings (loss)	3,293	2,899	(4,319)	4,119	**9,077**
■ Adjusted operating earnings (loss) [3,4,6]	4,264	4,418	(2,213)	3,805	**11,566**

Shareholder returns
($ millions)



	18	19[1]	20[1,2]	21[2]	**22**
■ Share repurchases	3,053	2,274	307	2,304	**5,135**
■ Dividends	2,333	2,614	1,670	1,550	**2,596**
○ Dividend + share repurchase returns (%) [7]	7	8	6	10	**13**

Delivered record annual returns to shareholders and executed on capital allocation strategy

> Repurchased a record 117 million outstanding common shares

> Increased the dividend twice, representing a 24% increase in the year, and the highest per share dividend in Suncor's history

> Reduced net debt[3] by $3.2 billion excluding the impacts of foreign exchange losses

> Allocated 60% of excess funds to share buybacks and 40% to debt reduction

Leveraged physical integration and competitive advantages to maximize value

> Delivered record annual adjusted funds from operations of $13.05 per share, outperforming prior record by nearly 90%

> Achieved second highest Oil Sands and synthetic crude oil production, contributing to record Oil Sands adjusted funds from operations

> Delivered strong refinery utilizations and record Refining and Marketing adjusted funds from operations

> Leveraged regional integration to minimize impacts of turnarounds

Improved fit and focus to drive value from core business

> Divested Exploration and Production (E&P) assets in Norway and reached an agreement for sale of U.K. portfolio subsequent to year-end

> Acquired an additional 14.65% working interest in Fort Hills

> Completed retail review with the decision to retain and optimize the Petro-Canada™ retail business

> Divested wind and solar assets; focusing on hydrogen and renewable fuels to progress net-zero greenhouse gas (GHG) emissions objective

---

1 Includes the impacts of the Government of Alberta's mandatory production curtailments.
2 Includes the impacts of the COVID-19 pandemic.
3 Non-GAAP financial measures or contain non-GAAP financial measures. Refer to the Advisories section of this Annual Report and Suncor's Management's Discussion and Analysis (MD&A) dated March 6, 2023.
4 Beginning in the fourth quarter of 2021, the company revised the label of operating earnings (loss) and funds from (used in) operations to adjusted operating earnings (loss) and adjusted funds from (used in) operations respectively, to better distinguish the non-GAAP financial measures from the comparable GAAP measures and better reflect the purpose of the measures. The composition of the measures remains unchanged and therefore no prior periods were restated.
5 Excludes capitalized interest for all periods presented. Excludes capital expenditures related to assets held for sale of $133 million in 2022.
6 Beginning in 2021, the company revised its calculation of adjusted operating earnings, a non-GAAP financial measure, to exclude unrealized (gains) losses on derivative financial instruments that are recorded at fair value in other income (loss) to better align the earnings impact of the activity with the underlying items being risk-managed. Prior period comparatives have been restated to reflect this change.
7 Dividends and share repurchases per share divided by average share price.

Message to Shareholders



Kris Smith
Interim President and
Chief Executive Officer

2022 was a year of decisive action to make the changes needed to improve performance and optimize operations across Suncor. Since taking on the role of Interim President and CEO, my priorities have been to steer the business to improved safety performance and operational excellence and to deliver increased returns to shareholders. To that end, we are capitalizing on the company's unique and hard-to-replicate physically integrated portfolio to maximize margins, create regional efficiencies and economies of scale – especially from our Oil Sands business – and drive free funds flow growth. We've made good progress, but there is still more to do to maximize value for shareholders from our great set of assets and the competitive advantages that flow from our integrated model.

Through the decision-making lens of "fit and focus," we also streamlined our portfolio and took steps towards achieving our net-zero ambition – designed to complement the core business and enable us to excel in the areas we know best.

These actions, combined with rising demand and commodity prices, contributed to Suncor generating over $18 billion in adjusted funds from operations and distributing over $7.7 billion to investors through share repurchases and dividends in 2022.

Suncor's value proposition

 **Physical integration**

 **Long-life reserves**

 **Operational excellence**

 **Sustainability leadership**

 **Growing shareholder returns**

 **Balance sheet strength**

Robust safety improvement plan

Great safety performance is foundational to great operational performance. We're resolved to learn from the tragedies we have experienced this past year and make the needed changes to do better.

Over the last 18 months, we've diagnosed safety gaps and identified areas for improvement. We undertook a third-party assessment by a global safety expert and completed a benchmarking exercise against international standards, particularly in our mining assets where we have experienced tragic safety incidents. We also made significant management changes to continue to strengthen operational expertise across the business.

Now, Suncor is focused on a clear and accelerated safety improvement plan. First, we bolstered our leadership capacity and capability to engage with frontline employees, implementing Human and Organizational Performance principles to work together to learn from incidents and develop practical solutions. At the same time, we've been driving standardized best practice safety processes across all operations.

We are implementing specific safety technology at our mine sites to reduce the probability and consequences of serious injury or fatality incidents. This includes best-in-class collision avoidance and fatigue management technology, which is expected to reduce fatigue-related events by up to 80%.

We continue to make good progress on our contractor workforce reductions in mining and upgrading. Fewer people on site means less potential for incidents. And because we know increased supervision is correlated with fewer incidents, we've deepened engagement with frontline leaders. As well, we have strengthened the alignment of our incentive compensation plans with safety performance by doubling the safety weighting in those plans. This creates greater alignment with our expected performance and further underscores the critical importance of this work.

I am confident that, along with the commitment of the organization, we have the right plans and actions in place to achieve our goal of best-in-class safety performance.

Human and Organizational Performance principles


People make mistakes


Blame fixes nothing


Learning is vital


Context drives behaviour


Response matters





> "Suncor's DNA" is its physically integrated portfolio, which links upstream assets to an extensive refining and logistics network and consumer channels.



Core advantages drive value

"Suncor's DNA" is its physically integrated portfolio, which links upstream assets to an extensive refining and logistics network and consumer channels. It's a one-of-a-kind, hard-to-replicate differentiator on a global scale that has led to:

Downstream outperformance

Within Suncor, the downstream business benefited the most from integration, where structural advantages – geographic proximity to low-cost feedstock, heavy and sour crude processing capabilities and competitive sales channels – resulted in one of the most profitable downstream businesses in North America on a per barrel basis in 2022. With refinery utilization of 93%, which was higher than both the Canadian and North American averages, Suncor's downstream business realized $6.6 billion in adjusted funds from operations.

A Board review of the company's retail business unanimously concluded that retaining and optimizing this business will generate the highest long-term value for

shareholders. With its strong national network and best-in-market consumer and brand loyalty program, our Petro-Canada business continues to be a unique asset that, while generating profitable and high returns on its own, is a key component of Suncor's integrated model.

In Situ growth

Through debottlenecking work, more than 20% incremental capacity has been added across our MacKay River and Firebag plants since 2012, culminating in gross production of over 230,000 bbls/d in 2022 and the one billionth barrel production milestone at Firebag.

We continue to drive improvements in our In Situ assets on a per barrel cost and capital spend basis through improved steam utilization, implementing surface and subsurface enhancements to lower our spend on well pads, and leveraging data and analytics from our digital investments to boost productivity.



Canada's **strongest** retail network

- ⟩ **#1 fuel brand in Canada with ~18% market share[1]**

- ⟩ **Largest industry loyalty program with more than 3 million active members**

- ⟩ **Most trusted gas station brand in Canada[2]**

1 Based on Kalibrate survey data for year-end 2021.
2 Based on 2022 Gustavson Brand Trust Index.


Fort McMurray
Edmonton
Hardisty
Victoria
Vancouver
Calgary
Cromer
St. John's
Halifax
Montreal
Toronto
Denver
Cushing
Houston
Mining, in situ and upgrading
Offshore operations
Refinery
Cogeneration
Renewable liquid fuels
Petro-Canada™ electric vehicle charging network
Current pipelines
Pipeline under construction

24+ years	~600 mboe/d	~465 mboe/d	~1,900
proved + probable reserves life index	heavy upgrading nameplate capacity	refinery nameplate capacity	Petro-Canada™ retail and wholesale sites

Mining and upgrading improved reliability and cost structure

Operating three mines in the Wood Buffalo region – Oil Sands Base, Fort Hills and Syncrude – enables Suncor to leverage economies of scale, including services, to drive improved cost efficiency and reliability. For example, we are standardizing best practices across sites to deliver repeatable and predictable outcomes, sharing mining talent and deploying regional maintenance and operating strategies to optimize equipment performance, improve labour productivity and reduce costs.

Within the first year of operating Syncrude, we achieved improved performance, including record bitumen production of 185,000 bbls/d in 2022. The interconnecting pipelines between Syncrude and Base Plant helped improve operational flexibility, resulting in the second highest SCO production ever in addition to transfers of intermediate products. At Base mine, a focus on improving operational efficiencies, such as through our transition to autonomous haul trucks, continues to support safer and more cost-effective operations. And at Fort Hills, we increased our ownership interest and are progressing our three-year mine improvement plan to maximize long-term value from our newest mining asset.

E&P alignment with Canadian core

Through a "fit and focus" lens, we aligned exploration and production assets closer to our Canadian core by divesting assets in Norway and, subsequent to year-end, entering into an agreement for the sale of our assets in the United Kingdom. Correspondingly, we invested in Canada's East Coast, with the restart of the West White Rose Project, which is expected to increase both the production and life of the White Rose field. We also increased ownership in the project by an additional 12.5% to approximately 39%. This supports our strategy of optimizing our portfolio, maximizing free funds flow and building on our core advantages – all while maintaining diversification in our overall upstream mix.

Disciplined capital allocation and returning cash to shareholders

The operational and financial achievements of 2022 enhanced Suncor's already strong balance sheet even further. With record adjusted funds from operations of $18 billion, we reduced our net debt by $3.2 billion, excluding a foreign exchange loss of $729 million. And as part of our commitment to deliver top-tier shareholder returns consistently and reliably over the long term, we increased the dividend twice in the year by a total of 24%, driven by operational improvements and share buybacks. We returned $5.1 billion to shareholders through share repurchases, or approximately 8% of the company's outstanding shares. We are committed to further increasing value to shareholders through our capital allocation framework, which is focused on increasing shareholder returns while prudently investing in the business and continuing to strengthen the balance sheet to ensure the resiliency of the company into the future. Maintaining the sustainability of the dividend and growing it over time is a primary focus of management and the Board.

Executed on capital allocation strategy



~60% of adjusted funds from operations

Dividends and share repurchases

13% Cash yield

Share buybacks

8.1% Shares repurchased

Net debt reduction
excluding foreign exchange impacts

$3.2B Fortified balance sheet





Sustainability leadership

Profitable operations, in addition to providing high shareholder returns, help fund the technologies and investments needed to navigate the energy transition. Suncor is a long-time sustainability leader in the industry and one of the few companies with 10% of our annual capital dedicated to carbon reduction initiatives. In 2022, we spent approximately $540 million on projects aimed at lowering our carbon emissions and advancing our low-carbon energy offerings.

To achieve our net-zero GHG emissions by 2050 objective, we must decarbonize our core business and expand our low-emissions ones. Applying the same "fit and focus" lens that underpins our strategic decision-making, we have deliberately allocated investments in areas that best support our emissions reduction initiatives. This meant disposing our renewable wind and solar assets, while prioritizing investments in low-carbon fuels and hydrogen – businesses that connect to our core strengths and which, with prudent investments, offer great potential for growth and scale.

However, we can't reduce our emissions footprint all on our own, and collaboration is central to achieving our goals. Our participation in the Pathways Alliance, a consortium of Canada's six largest oil sands producers working together with federal and provincial governments to address climate change, is foundational to how we do this. The Pathways Alliance achieved a critical milestone when it was selected

by the Government of Alberta to advance exploratory work for a proposed carbon capture storage project in northern Alberta. The project could see more than 1.1 billion tonnes of CO_2 safely stored deep underground. Significant upfront work is critical to making this project happen, including detailed engineering studies and fieldwork, as well as deep engagement with different levels of government and more than 20 Indigenous communities.

Suncor is also proud to partner with Indigenous communities through such ventures as Astisiy – our historic collaboration with eight Indigenous communities in the Regional Municipality of Wood Buffalo to acquire a 15% stake in the Northern Courier Pipeline – and the Thebacha partnership where the East Tank Farm is jointly owned with the Fort McKay and Mikisew Cree First Nations. These ground-breaking equity opportunities are the result of years of collaboration and are expected to provide long-term, stable revenues to benefit these communities for decades to come. For example, thanks to revenue from the Astisiy partnership, the Willow Lake Métis Nation was able purchase over 200 hectares of land – which includes a ranch, community cultural centre, housing and local power generation – to give their community a permanent and sustainable home. We are committed to the belief that economic reconciliation is advanced by increasing Indigenous involvement in energy projects.



Pathways Alliance

- Carbon Capture and Storage
- Process improvements
- Electrification and fuel substitution
- Energy efficiency
- Emerging techology or offsets
- Other levers

Today | 2020 to 2030 **Phase 1** | 2030 to 2040 **Phase 2** | 2040 to 2050 **Phase 3** | Net-zero by 2050

Maximizing performance and shareholder value from world-class assets

From supporting the energy transition to investing in new technologies, everything we do depends on safe, reliable and profitable operations from our core business. We will continue to do even more to capitalize on "Suncor's DNA." The scale of our oil sands assets and integration from dirt to customer is our competitive advantage, providing flexibility for value uplift and margin optimization from improved productivity and efficiency. In the current macro environment, a sizeable proportion of our production captures higher premiums to benchmarks, positioning Suncor to benefit disproportionately compared to our peers at minimum exposure to western Canadian heavy light crude differentials.

The added benefit of scaling processes, people, data and systems across our operations is highly competitive, reliable and predictable business outcomes, while driving cost reductions. These cost reductions support a strong balance sheet, strong cash returns to shareholders and a sustainable dividend that we expect will continue to grow.

I extend my thanks to our Board, including three new Board members – Ian Ashby, Chris Seasons and Jackie Sheppard – and our two recently retired Board members – John Gass and Maureen McCaw – for their oversight and guidance this past year as we took actions to strengthen the company and deliver value to shareholders. As well, my deep gratitude and appreciation to Suncor's people for their commitment to our work through a period of significant change and by living the company's purpose every day: to provide trusted energy that enhances people's lives, while caring for each other and the Earth. And thank you to you, our shareholders, for the trust you place in us. In closing, I'm looking forward to working with our new President and CEO Rich Kruger as we work to move Suncor forward, focusing on driving value and improving the business each and every day.



Kris Smith
Interim President and Chief Executive Officer
Suncor Energy

> **" From supporting the energy transition to investing in new technologies, everything we do depends on safe, reliable and profitable operations from our core business.**



2023 Corporate Guidance

The following table highlights forecasts from Suncor's 2023 Full Year Outlook and actual results for the year ended December 31, 2022. For further details regarding Suncor's 2023 Full Year Outlook, including certain assumptions, see www.suncor.com/guidance. See also the Advisories section of this Annual Report.

	2022 Full Year Outlook November 2, 2022	Actual Year Ended December 31, 2022	2023 Full Year Outlook February 14, 2023
Oil Sands operations (bbls/d)[1]	395,000–415,000	403,500	385,000–425,000
Fort Hills (bbls/d) Suncor working interest of 68.76%[2]	85,000–90,000	84,800	85,000–95,000
Syncrude (bbls/d) Suncor working interest of 58.74%	175,000–185,000	176,900	175,000–190,000
Exploration and Production (boe/d)[3]	75,000–80,000	78,000	65,000–75,000
Oil Sands operations cash operating costs ($/bbl)[4]	**$27.00–$30.00**	**$29.95**	**$30.00–$33.00**
Fort Hills cash operating costs ($/bbl)[4]	**$27.00–$30.00**	**$30.00**	**$33.00–$36.00**
Syncrude cash operating costs ($/bbl)[4]	**$33.00–$36.00**	**$36.65**	**$39.00–$43.00**
Refinery utilization[5]	**92%–96%**	**93%**	**92%–96%**

1 Oil Sands operations production includes synthetic crude oil, diesel and bitumen and excludes Fort Hills paraffinic froth treatment bitumen and Syncrude synthetic crude oil production. These ranges reflect the integrated upgrading and bitumen production performance risk.

2 Fort Hills production includes Suncor's incremental 14.65% share of Fort Hills production that is held by an affiliate it acquired from Teck Resources Limited on February 2, 2023.

3 Exploration and Production volumes assumes U.K. divestiture closes on June 30, 2023.

4 Oil Sands operations cash operating costs, Fort Hills cash operating costs and Syncrude cash operating costs contain non-GAAP financial measures. See the Non-GAAP and Other Financial Measures Advisory section of the MD&A.

5 Refinery utilization is based on the following crude processing capacities: Montreal – 137,000 bbls/d; Sarnia – 85,000 bbls/d; Edmonton – 146,000 bbls/d; and Commerce City – 98,000 bbls/d.

Capital Expenditures[1]

($ millions)	2023 Full Year Outlook November 29, 2022	% Economic Investment[3]
Upstream Oil Sands[2]	3,625–3,875	30%
Upstream Exploration and Production	725–775	100%
Total Upstream	**4,350–4,650**	**45%**
Downstream	1,025–1,100	25%
Corporate	25–50	45%
Total	**5,400–5,800**	**40%**

1 Capital expenditures exclude capitalized interest of approximately $180 million.

2 Upstream Oil Sands capital expenditures include approximately $100 million for Suncor's incremental 14.65% share of Fort Hills that is held by an affiliate it acquired from Teck Resources Limited on February 2, 2023.

3 Economic Investment capital expenditures include capital investments that result in an increase in value through adding reserves and improving processing capacity, utilization, cost or margin, including associated infrastructure. Balance of capital expenditures represents Asset Sustainment and Maintenance capital expenditures, which include capital investments that deliver on existing value by: ensuring compliance or maintaining relations with regulators and other stakeholders, maintaining current processing capacity and delivering existing developed reserves.

Advisories

All financial information in the preceding sections of this Annual Report is reported in Canadian dollars, unless otherwise noted. Production volumes are presented on a working interest basis, before royalties, unless otherwise noted. References to "we", "our", "Suncor" or "the company" mean Suncor Energy Inc., and the company's subsidiaries and interests in associates and jointly controlled entities, unless the context requires otherwise. The use of such terms in any statement herein does not mean that they apply to Suncor Energy Inc. or any particular affiliate, and does not waive the corporate separateness of any affiliate. For further clarity, Suncor Energy Inc. does not directly operate or own assets in the U.S.

Forward-looking information

The preceding sections of this Annual Report contain certain forward-looking information and forward-looking statements (collectively referred to herein as "forward-looking statements") within the meaning of applicable Canadian and U.S. securities laws. Forward-looking statements are based on Suncor's current expectations, estimates, projections and assumptions that were made by the company in light of information available at the time the statement was made and consider Suncor's experience and its perception of historical trends, including expectations and assumptions concerning: the accuracy of reserves estimates; the current and potential adverse impacts of the COVID-19 pandemic, including the status of the pandemic and future waves; commodity prices and interest and foreign exchange rates; the performance of assets and equipment; capital efficiencies and cost savings; applicable laws and government policies; future production rates; the sufficiency of budgeted capital expenditures in carrying out planned activities; the availability and cost of labour, services and infrastructure; the satisfaction by third parties of their obligations to Suncor; the development and execution of projects; and the receipt, in a timely manner, of regulatory and third-party approvals. All statements and information that address expectations or projections about the future, and statements and information about Suncor's strategy for growth, expected and future expenditures or investment decisions, commodity prices, costs, schedules, production volumes, operating and financial results, future financing and capital activities, and the expected impact of future commitments are forward-looking statements. Some of the forward-looking statements may be identified by words like "expects", "anticipates", "will", "estimates", "plans", "scheduled", "intends", "believes", "projects", "indicates", "could", "focus", "vision", "goal", "outlook", "proposed", "target", "objective", "continue", "should", "may", "future", "promise", "forecast", "potential", "opportunity", "would" and similar expressions. Forward-looking statements in the preceding sections of this Annual Report include references to: Suncor's strategic objective to become a net-zero GHG emissions company by 2050 and to substantially contribute to society's net-zero ambitions and the plans Suncor has to achieve this objective; Suncor's safety improvement plans, including the expected benefits and the expected components of the plans; the three-year mine improvement plan at Fort Hills and the expected benefits therefrom; expectations regarding the West White Rose Project; Suncor's capital allocation framework; statements regarding the Pathways Alliance, including the goals, expectations regarding timing and the expected pathways the alliance will take to address GHG emissions; expectations regarding proposed pipelines; Suncor's reserves and reserves life estimates and nameplate capacities; and Suncor's outlook for 2023 and beyond, Suncor's 2023 Corporate Guidance, Suncor's planned capital spend of $5.4–$5.8 billion and projects to which Suncor's 2023 capital expenditures are anticipated to be directed.

Forward-looking statements are not guarantees of future performance and involve a number of risks and uncertainties, some that are similar to other oil and gas companies and some that are unique to Suncor. Suncor's actual results may differ materially from those expressed or implied by its forward-looking statements, so readers are cautioned not to place undue reliance on them.

The risk factors and other assumptions related to Suncor's forward-looking statements are discussed in further detail throughout the MD&A, including under the heading Risk Factors, and the company's most recent Annual Information Form dated March 6, 2023, available at www.sedar.com and Form 40 F dated March 6, 2023, available at www.sec.gov, and that risk factors are incorporated by reference herein. Readers are also referred to the risk factors and assumptions described in other documents that Suncor files from time to time with securities regulatory authorities. Copies of these documents are available without charge from the company.

The forward-looking statements contained in this Annual Report are made as of the date of this Annual Report. Except as required by applicable securities laws, we assume no obligation to update publicly or otherwise revise any forward-looking statements or the foregoing risks and assumptions affecting such forward-looking statements, whether as a result of new information, future events or otherwise.

Suncor's corporate guidance is based on the following assumptions around oil prices: WTI, Cushing of US$80.00/bbl; Brent, Sullom Voe of US$85.00/bbl; and WCS, Hardisty of US$61.00/bbl. In addition, the guidance is based on the assumption of a natural gas price (AECO C Spot) of Cdn$5.00 per gigajoule and a US$/Cdn$ exchange rate of $0.76. Assumptions for the Oil Sands operations, Syncrude and Fort Hills 2023 production outlook include those relating to reliability and operational efficiency initiatives that the company expects will minimize unplanned maintenance in 2023. Assumptions

for the Exploration and Production 2023 production outlook include those relating to reservoir performance, drilling results and facility reliability. Factors that could potentially impact Suncor's 2023 corporate guidance include, but are not limited to: Bitumen supply – Bitumen supply may be dependent on unplanned maintenance of mine equipment and extraction plants, bitumen ore grade quality, tailings storage and in situ reservoir performance; Third-party infrastructure – Production estimates could be negatively impacted by issues with third-party infrastructure, including pipeline or power disruptions, that may result in the apportionment of capacity, pipeline or third-party facility shutdowns, which would affect the company's ability to produce or market its crude oil; Performance of recently commissioned facilities or well pads – Production rates while new equipment is being brought into service are difficult to predict and can be impacted by unplanned maintenance; Unplanned maintenance – Production estimates could be negatively impacted if unplanned work is required at any of our mining, extraction, upgrading, in situ processing, refining, natural gas processing, pipeline or offshore assets; Planned maintenance events – Production estimates, including production mix, could be negatively impacted if planned maintenance events are affected by unexpected events or are not executed effectively, and the successful execution of maintenance and startup of operations for offshore assets, in particular, may be impacted by harsh weather conditions, particularly in the winter season; Commodity prices – Declines in commodity prices may alter our production outlook and/or reduce our capital expenditure plans; and Foreign operations – Suncor's foreign operations and related assets are subject to a number of political, economic and socio-economic risks.

Non-GAAP financial measures

Certain financial measures used in the preceding sections of this Annual Report, namely adjusted operating earnings (loss), adjusted funds from operations, Oil Sands operations cash operating costs, Fort Hills cash operating costs, Syncrude cash operating costs and net debt, are not prescribed by generally accepted accounting principles (GAAP). Adjusted operating earnings (loss) is a non-GAAP financial measure that adjusts net earnings (loss) for significant items that are not indicative of operating performance. Management uses adjusted operating earnings (loss) to evaluate operating performance because management believes it provides better comparability between periods. Adjusted operating earnings (loss) is defined in the Advisories – Non-GAAP Financial Measures section of the MD&A and is reconciled to GAAP measures in the Financial Information section of Suncor's annual MD&A for each respective year, each of which are available on the company's profile at www.sedar.com and such sections are incorporated by reference herein. Oil Sands operations cash operating costs, Fort Hills cash operating costs and Syncrude cash operating costs are defined in the Advisories – Non-GAAP Financial Measures section of the MD&A and reconciled to GAAP measures in the Segment Results and Analysis section of the MD&A, each of which is available on the company's profile at www.sedar.com and such sections are incorporated by reference herein. Adjusted funds from (used in) operations is a non-GAAP financial measure that adjusts a GAAP measure – cash flow provided by operating activities – for changes in non cash working capital, which management uses to analyze operating performance and liquidity. Adjusted funds from (used in) operations is defined and reconciled in the Advisories – Non-GAAP Financial Measures section of Suncor's annual management's discussion and analysis for each respective year, each of which is available on the company's profile at www.sedar.com and such sections are incorporated by reference herein. Net debt is a non-GAAP financial measures that management uses to analyze the financial condition of the company. Net debt is equal to total debt less cash and cash equivalents (a GAAP measure). Net debt is defined and reconciled in the Advisories – Non-GAAP Financial Measures section of the MD&A, which is available on the company's profile at www.sedar.com and incorporated by reference herein. These non-GAAP financial measures are included because management uses this information to analyze business performance, leverage and liquidity and it may be useful to investors on the same basis. These non-GAAP financial measures do not have any standardized meaning and therefore are unlikely to be comparable to similar measures presented by other companies and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP.

Beginning in the fourth quarter of 2021, the company changed the label of operating earnings (loss) and funds from (used in) operations to adjusted operating earnings (loss) and adjusted funds from (used in) operations respectively, to better distinguish the non-GAAP financial measures from the comparable GAAP measures and better reflect the purpose of the measures. The composition of the measures remains unchanged and therefore no prior periods were restated.

Reserves

Reserves information presented herein is presented as Suncor's working interests (operating and non operating) before deduction of royalties, and without including any royalty interests of Suncor, and is at December 31, 2022. For more information on Suncor's reserves, including definitions of proved and probable reserves, Suncor's interest, the location of the reserves and the product types reasonably expected, please see Suncor's most recent Annual Information Form dated March 6, 2023, available at www.sedar.com and www.sec.gov. Reserves data is based upon evaluations conducted by independent qualified reserves evaluators.

Measurement conversions

Certain crude oil and natural gas liquids volumes have been converted to mcfe on the basis of one bbl to six mcf. Also, certain natural gas volumes have been converted to boe or mboe on the same basis. Refer to the Advisories – Measurement Conversions section of the MD&A.

Management's Discussion and Analysis

March 6, 2023

This Management's Discussion and Analysis (MD&A) should be read in conjunction with Suncor's December 31, 2022 audited Consolidated Financial Statements and the accompanying notes. Additional information about Suncor filed with Canadian securities regulatory authorities and the United States Securities and Exchange Commission (SEC), including quarterly and annual reports and Suncor's Annual Information Form dated March 6, 2023 (the 2022 AIF), which is also filed with the SEC under cover of Form 40-F, is available online at www.sedar.com, www.sec.gov and on our website at www.suncor.com. Information on or connected to our website, even if referred to in this MD&A, does not constitute part of this MD&A and is not incorporated by reference into this MD&A.

Suncor Energy Inc. has numerous direct and indirect subsidiaries, partnerships, and joint arrangements (collectively, affiliates), which own and operate assets and conduct activities in different jurisdictions. The terms "we", "our", "Suncor" or "the company" are used herein for simplicity of communication and only mean there is an affiliation with Suncor Energy Inc., without necessarily identifying the specific nature of the affiliation. The use of such terms in any statement herein does not mean they apply to Suncor Energy Inc. or any particular affiliate and does not waive the corporate separateness of any affiliate. For further clarity, Suncor Energy Inc. does not directly operate or own assets in the U.S. For a list of abbreviations that may be used in this MD&A, refer to the Advisories – Common Abbreviations section of this MD&A.

MD&A – Table of Contents

Basis of Presentation

Unless otherwise noted, all financial information contained herein has been prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB).

All financial information is reported in Canadian dollars, unless otherwise noted. Production volumes are presented on a working-interest basis, before royalties, except for production volumes from the company's Libya operations, which are presented on an economic basis.

References to Oil Sands operations exclude Suncor's interests in Fort Hills and Syncrude.

Beginning in 2022, to align with how management evaluates segment performance, the company revised its segment presentation to reflect segment results before income tax expense and present tax at a consolidated level. This presentation change has no effect on consolidated net earnings (loss), adjusted operating earnings (loss) and adjusted funds from (used in) operations. Comparative periods have been revised to reflect this change. See the Income Tax section of this MD&A for a discussion on income taxes.

Non-GAAP and Other Financial Measures

Certain financial measures in this MD&A – namely adjusted operating earnings (loss), adjusted funds from (used in) operations, metrics contained in return on capital employed (ROCE) and ROCE excluding impairments and impairment reversals, price realizations, Oil Sands operations cash operating costs, Fort Hills cash operating costs, Syncrude cash operating costs, refining and marketing margin, refining operating expense, free funds flow, discretionary free funds flow (deficit), net debt, total debt, and last-in, first-out (LIFO) inventory valuation methodology and related per share or per barrel amounts or metrics that contain such measures – are not prescribed by generally accepted accounting principles (GAAP). Adjusted operating earnings (loss), Oil Sands operations cash operating costs, Fort Hills cash operating costs, Syncrude cash operating costs and LIFO inventory valuation methodology are defined in the Advisories – Non-GAAP and Other Financial Measures section of this MD&A and reconciled to the most directly comparable GAAP measures in the Financial Information and Segment Results and Analysis sections of this MD&A. ROCE, ROCE excluding

impairments and impairment reversals, price realizations, adjusted funds from (used in) operations, free funds flow, discretionary free funds flow (deficit), net debt, total debt, refining and marketing margin, and refining operating expense are defined and reconciled, where applicable, to the most directly comparable GAAP measures in the Advisories – Non-GAAP and Other Financial Measures section of this MD&A.

Beginning in the fourth quarter of 2021, the company changed the label of operating earnings (loss) and funds from (used in) operations to adjusted operating earnings (loss) and adjusted funds from (used in) operations, respectively, to better distinguish the non-GAAP financial measures from the comparable GAAP measures and better reflect the purpose of the measures. The composition of the measures remains unchanged and therefore no prior periods were revised.

Measurement Conversions

Crude oil and natural gas liquids volumes have been converted to mcfe on the basis of one bbl to six mcf in this MD&A. Also, certain natural gas volumes have been converted to boe or mboe on the same basis. Refer to the Advisories – Measurement Conversions section of this MD&A.

Risks and Forward-Looking Information

The company's business, reserves, financial condition and results of operations may be affected by a number of factors, including, but not limited to, the factors described in the Risk Factors section of this MD&A.

This MD&A contains certain forward-looking statements and forward-looking information (collectively, forward-looking statements) within the meaning of applicable Canadian and U.S. securities laws and other information based on Suncor's current expectations, estimates, projections and assumptions. Forward-looking statements are subject to a number of risks and uncertainties, including those discussed in this MD&A and Suncor's other disclosure documents filed with Canadian securities regulatory authorities and the SEC, many of which are beyond the company's control. Readers are cautioned that actual results may differ materially from those expressed or implied by forward-looking statements contained herein. Refer to the Advisories – Forward-Looking Information section of this MD&A for information on the material risk factors and assumptions underlying the forward-looking statements contained herein.

1. Financial and Operating Summary

Financial Summary

Year ended December 31 ($ millions, except per share amounts)	2022	2021	2020
Gross revenues	**62 907**	41 133	24 900
Royalties	**(4 571)**	(2 001)	(238)
Operating revenues, net of royalties	**58 336**	39 132	24 662
Net earnings (loss)	**9 077**	4 119	(4 319)
per common share – basic (dollars)	**6.54**	2.77	(2.83)
per common share – diluted (dollars)	**6.53**	2.77	(2.83)
Adjusted operating earnings (loss)[1][2][3]	**11 566**	3 805	(2 213)
per common share[4]	**8.34**	2.56	(1.45)
Adjusted funds from operations[1][2]	**18 101**	10 257	3 876
per common share[4]	**13.05**	6.89	2.54
Cash flow provided by operating activities	**15 680**	11 764	2 675
per common share[4]	**11.30**	7.91	1.75
Dividends paid on common shares	**2 596**	1 550	1 670
per common share[4]	**1.88**	1.05	1.10
Weighted average number of common shares in millions – basic	**1 387**	1 488	1 526
Weighted average number of common shares in millions – diluted	**1 390**	1 489	1 526
ROCE[1] (%)	**19.4**	8.6	(6.9)
ROCE excluding impairments and impairment reversals[1] (%)	**22.9**	8.2	(2.9)
Capital expenditures[5][6]	**4 819**	4 411	3 806
Asset sustainment and maintenance	**3 315**	3 057	2 388
Economic investment	**1 504**	1 354	1 418
Free funds flow (deficit)[1]	**13 114**	5 702	(50)
Balance sheet (at December 31)			
Total assets	**84 618**	83 739	84 616
Net debt[1]	**13 639**	16 149	19 814
Total long-term liabilities[7]	**32 382**	36 726	38 310

(1) Non-GAAP financial measures or contains non-GAAP financial measures. See the Advisories – Non-GAAP and Other Financial Measures section of this MD&A.

(2) Beginning in the fourth quarter of 2021, the company revised the label of operating earnings (loss) and funds from (used in) operations to adjusted operating earnings (loss) and adjusted funds from (used in) operations, respectively, to better distinguish the non-GAAP financial measures from the comparable GAAP measures and better reflect the purpose of the measures. The composition of the measures remains unchanged and therefore no prior periods were revised.

(3) Beginning in 2021, the company revised its calculation of adjusted operating earnings (loss), a non-GAAP financial measure, to exclude unrealized (gains) losses on derivative financial instruments that are recorded at fair value in other income (loss) to better align the earnings impact of the activity with the underlying items being risk-managed. Prior period comparatives have been revised to reflect this change.

(4) Represented on a basic per share basis.

(5) Excludes capitalized interest of $168 million in 2022, $144 million in 2021 and $120 million in 2020.

(6) Excludes capital expenditures related to assets held for sale of $133 million in 2022.

(7) Includes long-term debt, long-term lease liabilities, other long-term liabilities, provisions and deferred income taxes.

Operating Summary

Year ended December 31	2022	2021	2020
Production volumes			
Oil Sands – Upgraded – net SCO and diesel (mbbls/d)	480.0	468.6	466.2
Oil Sands – Non-upgraded bitumen (mbbls/d)	185.2	175.6	127.2
Exploration and Production (mboe/d)	78.0	87.5	101.7
Total	743.2	731.7	695.1
Average price realizations[1][2] ($/boe)			
Upgraded – net SCO and diesel	118.88	77.73	43.83
Non-upgraded bitumen	84.63	53.80	22.37
Oil Sands crude sales basket (all products)	109.57	70.96	39.29
Exploration and Production Canada	128.07	84.70	49.69
Exploration and Production International[3]	126.61	82.16	50.28
Refinery crude oil processed (mbbls/d)	433.2	415.5	407.0
Refinery utilization[4] (%)			
Eastern North America	93	91	91
Western North America	93	87	86
Total	93	89	88
Refining and marketing gross margin – FIFO[1] ($/bbl)	55.85	36.85	25.30
Refining and marketing gross margin – LIFO[1] ($/bbl)	54.45	30.90	28.65

(1) Contains non-GAAP financial measures. See the Advisories – Non-GAAP and Other Financial Measures section of this MD&A.

(2) Net of transportation costs, but before royalties.

(3) Exploration and Production International price realizations include the company's U.K. and Norway assets and exclude Libya for all periods presented.

(4) Refinery utilization is the amount of crude oil run through crude distillation units, expressed as a percentage of the nameplate capacity of these units. The Edmonton refinery crude processing capacity increased to 146,000 bbls/d in 2021 from 142,000 bbls/d in 2020.

Segment Summary

Year ended December 31 ($ millions)	2022	2021	2020
Earnings (loss) before income taxes[1]			
Oil Sands	5 633	2 825	(5 238)
Exploration and Production	3 221	1 791	(1 089)
Refining and Marketing	5 694	2 867	1 167
Corporate and Eliminations	(2 232)	(1 913)	(937)
Income tax (expense) recovery	(3 239)	(1 451)	1 778
Net earnings (loss)	9 077	4 119	(4 319)
Adjusted operating earnings (loss)[1][2][3]			
Oil Sands	9 042	2 829	(3 214)
Exploration and Production	2 494	1 343	30
Refining and Marketing	5 687	2 857	1 189
Corporate and Eliminations	(1 503)	(1 778)	(1 249)
Income tax (expense) recovery included in adjusted operating earnings	(4 154)	(1 446)	1 031
Total	11 566	3 805	(2 213)
Adjusted funds from (used in) operations[1][2]			
Oil Sands	13 831	7 575	1 341
Exploration and Production	3 178	1 951	1 118
Refining and Marketing	6 561	3 831	2 033
Corporate and Eliminations	(1 240)	(1 705)	(1 275)
Current income tax (expense) recovery	(4 229)	(1 395)	659
Total	18 101	10 257	3 876
Change in non-cash working capital	(2 421)	1 507	(1 201)
Cash flow provided by operating activities	15 680	11 764	2 675

(1) Beginning in 2022, to align with how management evaluates segment performance, the company revised its segment presentation to reflect segment results before income tax expense and present tax at a consolidated level. This presentation change has no effect on consolidated net earnings (loss), adjusted operating earnings (loss) and adjusted funds from (used in) operations. Comparative periods have been revised to reflect this change. See the Income Tax section of this MD&A for a discussion on income taxes.

(2) Non-GAAP financial measures. See the Advisories – Non-GAAP and Other Financial Measures section of this MD&A.

(3) Beginning in 2021, the company revised its calculation of adjusted operating earnings (loss), a non-GAAP financial measure, to exclude unrealized (gains) losses on derivative financial instruments that are recorded at fair value in other income (loss) to better align the earnings impact of the activity with the underlying items being risk-managed. Prior period comparatives have been revised to reflect this change.

2. Suncor Overview

Suncor is an integrated energy company headquartered in Calgary, Alberta, Canada. Suncor's operations include oil sands development, production and upgrading; offshore oil and gas; petroleum refining in Canada and the U.S.; and the company's Petro-Canada™ retail and wholesale distribution networks (including Canada's Electric Highway™, a coast-to-coast network of fast-charging electric vehicle stations). Suncor is developing petroleum resources while advancing the transition to a low-emissions future through investments in power, renewable fuels and hydrogen. Suncor also conducts energy trading activities focused principally on marketing and trading crude oil, natural gas, byproducts, refined products and power. Suncor has been recognized for its performance and transparent reporting on the Dow Jones Sustainability World Index, FTSE4Good Index and CDP. Suncor's common shares (symbol: SU) are listed on the Toronto Stock Exchange (TSX) and the New York Stock Exchange (NYSE).

For a description of Suncor's business segments, refer to the Segment Results and Analysis section of this MD&A.

Suncor's Strategy

Delivering competitive and sustainable returns to shareholders is a top priority of the company. We aim to maximize shareholder returns by focusing on safety above all else, operational excellence, capital discipline through pragmatic investments in high-value projects, and our commitment to environmental stewardship and sustainability. We believe that our commitment to capital discipline, our balance sheet strength and financial health provide the foundation for our capital allocation framework, supporting long-term value creation and increasing returns to shareholders. We believe that Suncor is well positioned to execute on its strategy and priorities due to the company's competitive advantages: a unique, physically integrated portfolio with scale and strength; our regional oil sands advantage, including an industry-leading long-life, low-decline oil sands reserves base; an offshore business that provides geographically diversified cash flow; a highly efficient, tightly integrated downstream business supported by competitive sales channels; and our investment in sustainability, technology and innovation.

Key components of Suncor's strategy include:

- **Optimize value through integration and secured market access** – From the ground to the gas station, Suncor optimizes profit along each step of the value chain, through the regional scale and strength of the company's Oil Sands assets and the integration of its upstream assets with its midstream and refining assets. Our scale, broad asset base and operational flexibility allow us to optimize the production of higher-value synthetic crude oil (SCO) in the upstream business, while our extensive logistics assets, marketing expertise and sales channels drive additional value as equity barrels move down the value chain. Through this midstream and marketing network, the company maximizes its crude production and refinery utilization by securing sales outlets and receiving global-based pricing for the majority of its production.

- **Optimize asset portfolio** – The company is focused on maximizing value through its core business. To enable greater fit and focus and optimize its portfolio around its core assets, driving additional value, the company is streamlining its asset portfolio. In 2022, the company completed the sale of its Exploration and Production (E&P) assets in Norway and subsequent to 2022, reached an agreement for the sale of its U.K. E&P portfolio, which is expected to close in mid-2023. Subsequent to 2022, the company also completed the sale of its wind and solar assets and completed the acquisition of additional working interest in the Fort Hills Project (Fort Hills), an asset that is core to Suncor's integrated model, increasing the company's and its affiliate's total aggregate working interest to 68.76%.

- **Drive value through high-return investments** – Suncor is focused on pursuing high-return projects and investments that are aligned with our core capabilities and are expected to create long-term value for the company. Suncor's significant long-life, low-decline reserves base, combined with our industry expertise, allows the company to execute margin improvement strategies, such as tailings technology advancements, incremental debottlenecking and progressing opportunities to further increase the integration and flexibility of our operations. The company also continues to progress technologies to help improve safety, productivity and reliability and investments to accelerate progress towards our net-zero greenhouse gas (GHG) emissions objective, such as the replacement of the coke-fired boilers at Oil Sands Base with a cogeneration facility.

- **Maximize value through operational excellence and reliability** – Suncor aims to get the most out of its assets through a focus on operational excellence, which means operating in a way that is safe, reliable, cost-efficient and environmentally responsible, while continuing to practise capital discipline. The company is focused on leveraging its scale and integrated model to drive cost and capital efficiency and maximize margin capture. Looking ahead, the primary focus for cost management will be to continue efforts to sustainably reduce controllable operating costs by leveraging the company's regional scale and standardized processes to drive cost efficiency and reliability improvements, and leveraging its integrated operations to improve the scope, duration and sequencing of turnarounds.

- **Technology and people-enabled** – Suncor is focused on leveraging technologies to improve the safety, productivity, reliability and environmental performance of the company. We believe that the continuing implementation of digital technologies and analytics will facilitate the transition to the workplace of the future, bolster operational excellence, including improved safety performance, and drive additional value. Investments in new technologies that leverage Suncor's existing capabilities, and provide new sustainable energy sources, are also key to Suncor's net-zero GHG objective.

- **Continue to be an industry leader in sustainable development and the global energy expansion** – Suncor's integrated approach to sustainability includes leadership and industry collaboration in environmental performance, enhanced social responsibility, underpinned by our commitment to creating value for our stakeholders. Our objective is to be a net-zero GHG emissions company by 2050 and we have set ambitious near-term goals to reduce emissions across our value chain. We aim to reduce emissions across our base business, grow our low-emissions energy business and work with others to reduce industry emissions. Suncor plans to achieve these objectives by making pragmatic and economic investments that are synergistic with our core capabilities and assets, including investments in hydrogen and renewable fuels. In support of Suncor's ambition to be net-zero GHG emissions by 2050, the company works collaboratively with industry peers through the Pathways Alliance and also with federal and provincial governments.

2022 Highlights

In 2022, Suncor generated record adjusted funds from operations[1] of $18.1 billion, or $13.05 per common share, outperforming the previous annual per share record from 2019 by nearly 90%.

- In 2022, Suncor generated $18.101 billion in adjusted funds from operations, or $13.05 per common share, compared to $10.257 billion, or $6.89 per common share, in the prior year. Cash flow provided by operating activities, which includes changes in non-cash working capital, was $15.680 billion, or $11.30 per common share, in 2022, compared to $11.764 billion, or $7.91 per common share, in the prior year. The increased cash flows were a result of strong benchmark pricing in the upstream and strong benchmark crack spreads in the downstream, resulting in the company capturing significant value on both ends of its integrated model.

- Suncor generated record adjusted operating earnings[1] of $11.566 billion in 2022, or $8.34 per share, compared to $3.805 billion, or $2.56 per share, in the prior year. Net earnings were $9.077 billion in 2022, or $6.54 per common share, compared to $4.119 billion, or $2.77 per common share, in the prior year.

- The company achieved approximately $865 million of incremental free funds flow by the end of 2022 through the implementation of digital, process and technology initiatives.

Suncor delivered on its capital allocation framework in 2022, returning a record $7.7 billion to its shareholders, including two dividend increases during the year, while reducing net debt[1] by approximately $3.2 billion excluding the impacts of a $729 million unrealized foreign exchange loss on the revaluation of U.S. dollar denominated debt.

- In 2022, Suncor returned a total of approximately $7.7 billion of value to its shareholders, compared to approximately $3.9 billion in the prior year. Record shareholder returns in 2022 included approximately $2.6 billion of dividends paid and approximately $5.1 billion in share repurchases. In 2022, the company repurchased a record 116.9 million common shares at an average price of $43.92 per common share, or the equivalent of 8.1% of its issued and outstanding common shares as at December 31, 2021.

- Demonstrating management's confidence in the company's ability to generate sustainable and increasing cash flows, the company increased its dividend per share twice in 2022, most recently in the fourth quarter, to $0.52 per share, which represents a 23.8% increase over the fourth quarter of 2021 dividend and the highest quarterly dividend per share in the company's history.

- In 2022, the company reduced net debt by approximately $3.2 billion excluding the impacts of a $729 million unrealized foreign exchange loss on the revaluation of U.S. dollar denominated debt, representing a net debt reduction of over $2.5 billion. The significant debt reduction provides ongoing balance sheet flexibility, reduces long-term financing costs and demonstrates the company's commitment to reducing net debt.

(1) Non-GAAP financial measure. See the Advisories – Non-GAAP and Other Financial Measures section of this MD&A.

- Subsequent to 2022, the Board approved a renewal of the company's normal course issuer bid (NCIB) for the repurchase of up to 10% of Suncor's public float as at February 3, 2023, over a twelve-month period, and concurrently, the TSX accepted a notice filed by Suncor to renew its NCIB in respect of the repurchase of such shares.

In 2022, in alignment with Suncor's strategy to maximize value through its core business, Suncor streamlined its portfolio to enable greater fit and focus and drive long-term value for its shareholders.

- In 2022, the company completed the sale of its E&P assets in Norway for gross proceeds of approximately $430 million, before closing adjustments and other closing costs. Subsequent to 2022, the company reached an agreement for the sale of its U.K. E&P portfolio for gross proceeds of approximately $1.2 billion, including a contingent consideration of approximately $338 million, before closing adjustments and other closing costs. The sale is pending regulatory approval and is expected to close in mid-2023. Subsequent to 2022, the company also completed the sale of its wind and solar assets. These disciplined decisions enable the company to allocate resources to core assets and maximize shareholder returns.

- Subsequent to 2022, the company completed the acquisition of an additional 14.65% working interest in Fort Hills from Teck Resources Limited (Teck) for $688 million, before working capital and other closing adjustments, bringing the company's and its affiliate's total aggregate working interest in Fort Hills to 68.76%. The transaction meets Suncor's return objectives and builds upon the company's strategy to optimize its portfolio around its core assets and integrated model, while leveraging its regional oil sands advantage.

- In 2022, as a result of a comprehensive strategic review of its downstream retail business, Suncor announced that it will retain and continue to improve and optimize the Petro-Canada™ retail business.

Oil Sands delivered record annual adjusted funds from operations of $13.8 billion, and the second highest production in the company's history, including strong SCO production, as the company maximized value through leveraging the strength and flexibility of its integrated operations.

- In 2022, for the second consecutive year, Oil Sands delivered record annual adjusted funds from operations of $13.831 billion, compared to $7.575 billion in 2021, an increase of nearly 85%. Oil Sands adjusted operating earnings increased to $9.042 billion in 2022, compared to $2.829 billion in the prior year, and Oil Sands earnings before income taxes[1] increased to $5.633 billion in 2022, compared to $2.825 billion in the prior year.

- In 2022, Suncor delivered total Oil Sands production of 665,200 bbls/d, compared to 644,200 bbls/d in 2021. SCO production increased to 480,000 bbls/d in 2022, compared to 468,600 bbls/d in the prior year. SCO production in 2022 reflects the second highest in the company's history, driven by combined upgrader utilization of 89%, compared to 87% in the prior year. Syncrude delivered record mine bitumen production in 2022, with both strong SCO production and by capitalizing on the company's regional integration through transfers on the interconnecting pipelines between Oil Sands Base and Syncrude. Non-upgraded bitumen production increased to 185,200 bbls/d in 2022, compared to 175,600 bbls/d in the prior year, due to increased production from Fort Hills and strong performance from the company's In Situ assets.

The company strengthened its focus on its East Coast E&P assets, restarting development activities on the West White Rose Project, and progressing the Terra Nova Asset Life Extension Project, both of which are expected to deliver significant returns, cash flow and long-term value to shareholders.

- Driven by significantly higher realized crude prices in 2022, E&P adjusted funds from operations increased to $3.178 billion in the current year, compared to $1.951 billion in the prior year. E&P adjusted operating earnings increased to $2.494 billion in 2022, compared to $1.343 billion in the prior year, and E&P earnings before income taxes increased to $3.221 billion in 2022, compared to $1.791 billion in the prior year.

- In 2022, Suncor and the joint venture owners restarted the West White Rose Project, which is expected to extend the production life of the White Rose field, providing long-term value for the company. As a result of the restart decision, Suncor increased its ownership in the White Rose assets by an additional 12.5% to approximately 39%.

- At Terra Nova, investment in the Terra Nova Floating, Production, Storage and Offloading (FPSO) facility related to the Asset Life Extension (ALE) Project was substantially progressed in 2022, and the asset has returned to Canada, with a safe return to production expected in the second quarter of 2023.

---

(1) Beginning in 2022, to align with how management evaluates segment performance, the company revised its segment presentation to reflect segment results before income tax expense and present tax at a consolidated level. This presentation change has no effect on consolidated net earnings (loss), adjusted operating earnings (loss) and adjusted funds from (used in) operations. Comparative periods have been revised to reflect this change. See the Income Tax section of this MD&A for a discussion on income taxes.

Suncor's Refining and Marketing (R&M) segment delivered record adjusted funds from operations in 2022, supported by its reliable and industry-leading refinery utilization rates and its secured sales channels.

• R&M delivered record adjusted funds from operations of $6.561 billion in 2022, compared to $3.831 billion in 2021, outperforming the last R&M annual record in 2018 by nearly 35%. In 2022, R&M generated $6.791 billion in adjusted funds from operations, excluding the impacts of a $230 million first-in, first-out (FIFO) gain,[1] compared to $4.803 billion in 2021, excluding the impacts of a $972 million FIFO gain. R&M adjusted operating earnings increased to $5.687 billion in 2022, compared to $2.857 billion in the prior year, and R&M earnings before income taxes increased to $5.694 billion in 2022, compared to $2.867 billion in the prior year.

• Suncor leveraged its refinery product mix, midstream logistics flexibility, strong domestic sales network including integration with its retail network, export capabilities and storage capacity to deliver refinery crude throughput of 433,200 bbls/d in 2022, and industry-leading utilization rates of 93%, compared to 415,500 bbls/d and 89% in the prior year. The company's Canadian refineries outperformed the Canadian refining utilization industry average by nearly 5%[2] during the year.

The company progressed its objective of being a net-zero GHG emissions company by 2050 and strengthened its focus on areas of energy expansion that are complementary to its base business and leverage its existing core capabilities.

• In 2022, the company reached an agreement for the sale of its wind and solar assets for gross proceeds of approximately $730 million, before closing adjustments and other closing costs. The sale was completed in the first quarter of 2023. The sale of its wind and solar assets was in support of the company's strategy to focus on areas of energy expansion that are more complementary to its base business, with an emphasis on hydrogen and renewable fuels, and ongoing strategic investments in low-carbon power.

• To help reach Suncor's strategic objective to be net-zero by 2050, the company has continued to work collaboratively with industry peers through the Pathways Alliance and with federal and provincial governments during 2022. Significant progress has been achieved to advance the Alliance's foundational carbon capture project and, subsequent to 2022, the Pathways Alliance was awarded exploratory rights from the Government of Alberta for the proposed carbon capture and storage hub to safely and permanently store CO_2 captured from over 20 oil sands facilities in northern Alberta.

(1) The estimated impact of the LIFO method is a non-GAAP financial measure. FIFO inventory valuation includes the impact of commodity risk management activities. See the Advisories – Non-GAAP and Other Financial Measures section of this document.

(2) Source: Canada Energy Regulator – https://www.cer-rec.gc.ca/en/data-analysis/energy-commodities/crude-oil-petroleum-products/statistics/weekly-crude-run-summary-data/index.html.

3. Financial Information

Net Earnings

Suncor's net earnings in 2022 were $9.077 billion, compared to $4.119 billion in 2021. Net earnings were impacted by the same factors that influenced adjusted operating earnings, which are described below. Other items affecting net earnings in 2022 and 2021 included:

- An unrealized foreign exchange loss on the revaluation of U.S. dollar denominated debt of $729 million recorded in financing expenses in 2022, compared to a gain of $113 million in 2021.

- In 2022, in connection with the company entering into a conditional agreement to acquire Teck's interest in Fort Hills, as well as updates to the Fort Hills long-range plan including production and operating cost plans, the company recorded a non-cash impairment of $3.397 billion against its share of the Fort Hills assets in the Oil Sands segment. Also in 2022, as a result of the decision to restart the West White Rose Project, the company recorded a non-cash impairment reversal of $715 million on its share of the White Rose assets in the E&P segment, and, as a result of the company's expected sale of its E&P assets in Norway, and the subsequently reached agreement for such sale, the company recorded a non-cash impairment of $70 million against its share of its assets in Norway.

- In 2022, the recognition of $147 million of property damage insurance proceeds recorded in other income related to the company's assets in Libya in the E&P segment.

- A $65 million foreign exchange loss in 2022 related to the sale of the company's share of its assets in Norway in the E&P segment.

- In 2021, the company recorded a non-cash impairment reversal of $221 million against its share of the Terra Nova assets, in the E&P segment, as a result of the decision to proceed with the Terra Nova ALE Project and the benefit of royalty and financial support from the Government of Newfoundland and Labrador.

- A gain of $227 million in 2021 on the sale of the company's interest in the Golden Eagle Area Development in the E&P segment.

- A restructuring charge of $168 million in 2021 related to workforce reductions, recorded in operating, selling and general expenses in the Corporate and Eliminations segment.

- A loss of $80 million in 2021 in connection with the early repayment of long-term debt, recorded in financing expenses in the Corporate and Eliminations segment.

- An income tax recovery excluded from adjusted operating earnings of $915 million in 2022, compared to an expense of $5 million in 2021.

Adjusted Operating Earnings (Loss)

Consolidated Adjusted Operating Earnings (Loss) Reconciliation[(1)(2)]

Year ended December 31 ($ millions)	**2022**	2021	2020
Net earnings (loss)	**9 077**	4 119	(4 319)
Unrealized foreign exchange loss (gain) on U.S. dollar denominated debt	**729**	(113)	(312)
Unrealized loss (gain) on risk management activities[(2)]	**5**	(6)	39
Asset impairment (reversal)[(3)]	**2 752**	(221)	2 940
Recognition of insurance proceeds	**(147)**	—	—
Loss (gain) on significant disposal	**65**	(227)	—
Restructuring charge	**—**	168	—
Loss on early repayment of long-term debt	**—**	80	—
Provision for pipeline project[(4)]	**—**	—	186
Income tax (recovery) expense excluded from adjusted operating earnings[(5)]	**(915)**	5	(747)
Adjusted operating earnings (loss)[(1)(2)]	**11 566**	3 805	(2 213)

(1) Non-GAAP financial measure. All reconciling items are presented on a before-tax basis and adjusted for income taxes in the income tax (recovery) expense on adjusted operating earnings adjustments line. See the Advisories – Non-GAAP and Other Financial Measures section of this MD&A.

(2) Beginning in 2021, the company revised its calculation of adjusted operating earnings (loss), a non-GAAP financial measure, to exclude unrealized (gains) losses on derivative financial instruments that are recorded at fair value in other income (loss) to better align the earnings impact of the activity with the underlying items being risk-managed. Prior period comparatives have been revised to reflect this change.

(3) In 2020, the company recorded non-cash impairment charges of $1.821 billion on its share of the Fort Hills assets, in the Oil Sands segment, and $1.119 billion against its share of the White Rose and Terra Nova assets, in the E&P segment, due to a decline in forecasted crude oil prices in 2020 as a result of decreased global demand due to the impacts of the COVID-19 pandemic, the high degree of uncertainty surrounding the future of the West White Rose Project and changes to their respective capital, operating and production plans.

(4) In 2020, the company recorded a provision to transportation expense for $186 million related to the Keystone XL pipeline project in the Oil Sands segment.

(5) In 2022, income tax (recovery) expense excluded from adjusted operating earnings includes a deferred income tax recovery of $171 million related to the anticipated sale of the company's U.K. E&P portfolio and a current income tax recovery of $39 million related to the sale of its wind and solar assets.

Bridge Analysis of Adjusted Operating Earnings ($ millions)[(1)(2)]



3 805	544	14 600	(2 545)	(599)	(1 779)	12	236	(2 708)	**11 566**
2021	Sales Volumes and Mix	Price, Margin and Other Revenue	Royalties	Inventory Valuation[(3)]	Operating and Transportation Expense	DD&A and Exploration Expense	Financing Expense and Other	Income Tax	**2022**

(1) For an explanation of the construction of this bridge analysis, see the Advisories – Non-GAAP and Other Financial Measures section of this MD&A.

(2) All reconciling items are presented on a before-tax basis and adjusted for income taxes in the Income Tax bridge factor.

(3) The bridge factor for Inventory Valuation is comprised of changes in the FIFO inventory valuation and short-term commodity risk management activities reported in the R&M segment, and changes in the intersegment elimination of profit reported in the Corporate and Eliminations segment.

Suncor's consolidated adjusted operating earnings increased to $11.566 billion in 2022, compared to $3.805 billion in the prior year. The increase in adjusted operating earnings in 2022 was primarily due to significantly higher crude oil and refined production realizations compared to the prior year, reflecting the improved business environment, and higher overall crude production and refinery throughput. These factors were partially offset by an increase in income taxes associated with increased earnings, increased royalties associated with higher crude price realizations, and increased operating and transportation expenses. Adjusted operating earnings were also impacted by a smaller strengthening in benchmark pricing in 2022 compared to the prior year, resulting in a net unfavourable inventory valuation change of $742 million on crude feedstock costs.

Adjusted Funds from Operations and Cash Flow Provided by Operating Activities

Adjusted funds from operations for 2022 were $18.101 billion, compared to $10.257 billion in 2021, and were impacted by the same factors as adjusted operating earnings described above.

Cash flow provided by operating activities, which includes changes in non-cash working capital, was $15.680 billion in 2022, compared to $11.764 billion in 2021. In addition to the factors noted above, cash flow provided by operating activities was further impacted by a use of cash in working capital in the current year, compared to a source of cash in the prior year. The use of cash in 2022 was primarily due to an increase in accounts receivable and inventory balances related to the increase in commodity prices and crude oil price realizations in 2022, partially offset by an increase in accounts payable and accrued liabilities.

Results for 2021 Compared with 2020

Suncor's net earnings in 2021 were $4.119 billion, compared to a net loss of $4.319 billion in 2020. Net earnings (loss) were impacted by the same factors impacting adjusted operating earnings (loss) described below, as well as the net earnings adjustments impacting 2021 and 2020, which are described in detail above.

Suncor's consolidated adjusted operating earnings increased to $3.805 billion in 2021, compared to an adjusted operating loss of $2.213 billion in the prior year. In 2021, crude oil and refined production realizations increased significantly compared to the prior year, which was significantly impacted by the COVID-19 pandemic and an increase in OPEC+ crude supply. The improving business environment in 2021 also resulted in a net favourable inventory valuation change on crude feedstock costs. Adjusted operating earnings in 2021 were also favourably impacted by higher overall crude production and refinery throughput compared to the prior year.

These factors were partially offset by an increase in royalties, primarily associated with higher crude price realizations, and increased operating and transportation expenses. The prior year adjusted operating loss was negatively impacted by the significant decline in transportation fuel demand and a net inventory valuation loss, partially offset by cost reductions in response to the COVID-19 pandemic.

Adjusted funds from operations for 2021 were $10.257 billion, compared to $3.876 billion in 2020, and were impacted by the same factors as adjusted operating earnings (loss) described above.

Cash flow provided by operating activities, which includes changes in non-cash working capital, was $11.764 billion in 2021, compared to $2.675 billion in 2020, reflecting a source of cash in working capital in 2021, compared to a use of cash in 2020. The source of cash in 2021 was primarily due to a net increase in taxes payable related to the company's 2021 income tax expenses, payable in early 2022, receipt of the company's 2020 federal income tax refund and an increase in accounts payable and accrued liabilities, partially offset by an increase in accounts receivable related to an increase in crude oil price realizations during the year.

Business Environment

Commodity prices, refining crack spreads and foreign exchange rates are important factors that affect the results of Suncor's operations.

Average for the year ended December 31	2022	2021	2020
WTI crude oil at Cushing (US$/bbl)	94.25	67.95	39.40
Dated Brent Crude (US$/bbl)	101.20	70.75	41.65
Dated Brent/Maya crude oil FOB price differential (US$/bbl)	15.50	6.85	6.35
MSW at Edmonton (Cdn$/bbl)	120.10	80.30	45.60
WCS at Hardisty (US$/bbl)	75.95	54.90	26.85
Light/heavy differential for WTI at Cushing less WCS at Hardisty (US$/bbl)	(18.30)	(13.05)	(12.55)
SYN-WTI differential (US$/bbl)	4.45	(1.65)	(3.15)
Condensate at Edmonton (US$/bbl)	93.75	68.25	37.15
Natural gas (Alberta spot) at AECO (Cdn$/GJ)	5.10	3.45	2.10
Alberta Power Pool Price (Cdn$/MWh)	162.45	101.95	46.70
New York Harbor 2-1-1 crack[1] (US$/bbl)	47.00	19.40	11.75
Chicago 2-1-1 crack[1] (US$/bbl)	38.10	17.75	8.05
Portland 2-1-1 crack[1] (US$/bbl)	51.35	23.15	14.05
Gulf Coast 2-1-1 crack[1] (US$/bbl)	40.40	18.00	9.90
U.S. Renewable Volume Obligation (US$/bbl)	7.75	6.80	2.50
Exchange rate (US$/Cdn$)	0.77	0.80	0.75
Exchange rate (end of period) (US$/Cdn$)	0.74	0.79	0.78

(1) 2-1-1 crack spreads are indicators of the refining margin generated by converting two barrels of WTI into one barrel of gasoline and one barrel of diesel. The crack spreads presented here generally approximate the regions into which the company sells refined products through retail and wholesale channels.

In 2022, crude oil and crack spread benchmarks significantly improved compared to the prior year and were impacted by increased demand in addition to supply uncertainty related to the ongoing geopolitical conflict. Commodity market volatility increased during 2022, due to economic concerns regarding rising interest rates, inflationary pressures and future economic growth.

Suncor's sweet SCO price realizations are influenced primarily by the price of WTI at Cushing and by the supply and demand for sweet SCO from Western Canada. Sweet SCO price realizations in 2022 reflected an increase in WTI at Cushing, which averaged US$94.25/bbl compared to US$67.95/bbl in the prior year, and also reflected favourable SYN-WTI differentials. Suncor also produces sour SCO, the price of which is influenced by various crude benchmarks, including, but not limited to, MSW at Edmonton and WCS at Hardisty. The price of sour SCO can also be affected by prices negotiated for spot sales. Prices for MSW at Edmonton increased to $120.10/bbl in 2022 compared to $80.30/bbl in 2021, and prices for WCS at Hardisty increased to US$75.95/bbl in 2022, from US$54.90/bbl in 2021.

Bitumen production that Suncor does not upgrade is blended with diluent or SCO to facilitate delivery through pipeline systems. Net bitumen price realizations are, therefore, influenced by both prices for Canadian heavy crude oil (WCS at Hardisty is a common reference), prices for diluent (Condensate at Edmonton) and SCO. Bitumen price realizations

can also be affected by bitumen quality premiums and discounts, as well as spot sales, and the price differential between Hardisty, Alberta, and U.S. Gulf Coast benchmarks.

The company leverages the expertise of its marketing and logistics business to optimize midstream capacity to the U.S. Gulf Coast and this is reflected in bitumen and sour SCO price realizations. Bitumen prices were unfavourably impacted by the widening of heavy crude oil differentials in 2022 compared to 2021 but were higher on an absolute basis due to the increase in WTI prices.

Suncor's price realizations for production from E&P Canada and E&P International assets are influenced primarily by the price for Brent crude, which increased to US$101.20/bbl in 2022, compared to US$70.75/bbl in 2021.

Suncor's refining and marketing gross margins are primarily influenced by 2-1-1 benchmark crack spreads, which are industry indicators approximating the gross margin on a barrel of crude oil that is refined to produce gasoline and distillates. Market crack spreads are based on quoted near-month contracts for WTI and spot prices for gasoline and diesel and do not necessarily reflect the margins at a specific refinery. Suncor's realized refining and marketing gross margins are influenced by actual crude oil feedstock costs, refinery configuration, product mix and realized market prices unique to Suncor's refining and marketing business. In addition, U.S. regulatory renewable blending obligations influence the

benchmark cracks, which may increase their volatility, while the cost of regulatory compliance is not deducted in calculating the benchmark cracks.

Suncor has developed an indicative 5-2-2-1 index based on publicly available pricing data to more accurately reflect Suncor's realized refining and marketing gross margin. This custom index is a single value representing a notional five barrels of crude oil of varying grades refined to produce two barrels each of gasoline and distillate and one barrel of secondary product to approximate Suncor's unique set of refinery configurations; overall crude slate and product mix, location, quality and grade differentials, and the benefits of its marketing margins. The custom index is calculated by taking the product value of refined products less the crude value of refinery feedstock excluding the impact of FIFO inventory accounting methodology. The product value incorporates the New York Harbor 2-1-1 crack, Chicago 2-1-1 crack, WTI benchmarks and a seasonal factor. The seasonal factor applies an incremental US$6.50/bbl in the first and fourth quarters and US$5.00/bbl in the second and third quarters and reflects the location, quality and grade differentials for refined products sold in the company's core markets during the winter and summer months, respectively. The crude value incorporates the SYN, WCS and WTI benchmarks.

Crack spreads are based on current crude feedstock prices, whereas actual earnings are accounted for on a FIFO basis in accordance with IFRS where a delay exists between the time that feedstock is purchased to when it is processed and when products are sold to a third party. A FIFO loss normally reflects a declining price environment for crude oil and finished products, whereas FIFO gains reflect an increasing price environment for crude oil and finished products. The company's realized refining and marketing gross margins are also presented on a LIFO basis, which is consistent with how industry benchmarks and the Suncor 5-2-2-1 index are calculated and with how management evaluates performance.

In 2022, the New York Harbor 2-1-1 and Chicago 2-1-1 benchmark crack spreads increased compared to 2021 due to increased demand for transportation fuels and declining North American refined product inventory levels, and to compensate for increased costs associated with renewable blending regulatory obligations. The Suncor 5-2-2-1 index was US$45.30/bbl in 2022 compared to US$26.55/bbl in 2021, reflecting the significant increase in benchmark crack spreads.

The cost of natural gas used in Suncor's Oil Sands and Refining operations is primarily referenced to Alberta spot prices at AECO. The average AECO benchmark increased to $5.10/GJ in 2022, from $3.45/GJ in the prior year.

Excess electricity produced in Suncor's Oil Sands operations business is sold to the Alberta Electric System Operator, with the proceeds netted against the Oil Sands operations cash operating costs per barrel metric. The Alberta power pool price increased to an average of $162.45/MWh in 2022 from $101.95/MWh in the prior year.

The majority of Suncor's revenues from the sale of oil and natural gas commodities are based on prices that are determined by or referenced to U.S. dollar benchmark prices, while the majority of Suncor's expenditures are realized in Canadian dollars. A decrease in the value of the Canadian dollar

relative to the U.S. dollar will increase the revenues received from the sale of commodities. An increase in the value of the Canadian dollar relative to the U.S. dollar will decrease revenues received from the sale of commodities. In 2022, the Canadian dollar weakened in relation to the U.S. dollar as the average exchange rate decreased to US$0.77 per one Canadian dollar from US$0.80 per one Canadian dollar in 2021. The decrease in the Canadian dollar relative to the U.S. dollar had a positive impact on price realizations for the company in 2022 when compared to 2021.

Conversely, some of Suncor's assets and liabilities, notably approximately 75% of the company's debt, are denominated in U.S. dollars and translated to Suncor's reporting currency (Canadian dollars) at each balance sheet date. A decrease in the value of the Canadian dollar, relative to the U.S. dollar, from the previous balance sheet date increases the amount of Canadian dollars required to settle U.S. dollar denominated obligations, while an increase in the value of the Canadian dollar, relative to the U.S. dollar, decreases the amount of Canadian dollars required to settle U.S. dollar denominated obligations. As at December 31, 2022, the Canadian dollar weakened in relation to the U.S. dollar as the exchange rate at the end of the period decreased to US$0.74 per one Canadian dollar from US$0.79 per one Canadian dollar in the prior year. This rate decrease had a negative impact on the company's debt balances in 2022 when compared to the prior year.

Economic Sensitivities[1][2]

The following table illustrates the estimated effects that changes in certain factors would have had on 2022 net earnings and adjusted funds from operations[3] if the listed changes had occurred.

(Estimated change, in $ millions)	Impact on 2022 Net Earnings	Impact on 2022 Adjusted Funds from Operations[3]
Crude oil +US$1.00/bbl	180	180
Natural gas +Cdn$1.00/GJ[4]	(160)	(160)
2-1-1 crack spreads +US$1.00/bbl	140	140
Foreign exchange +$0.01 US$/Cdn$ related to operating activities[5]	(200)	(200)
Foreign exchange on U.S. dollar denominated debt +$0.01 US$/Cdn$	140	—

(1) Each line item in this table shows the effects of a change in that variable only, with other variables being held consistent.

(2) Changes for a variable imply that all such similar variables are impacted, such that Suncor's average price realizations increase uniformly. For instance, "Crude oil +US$1.00/bbl" implies that price realizations influenced by WTI, Brent, SCO, WCS, par crude at Edmonton and condensate all increase by US$1.00/bbl.

(3) Non-GAAP financial measure. See the Advisories – Non-GAAP and Other Financial Measures section of this MD&A.

(4) The company's exposure to natural gas costs is partially mitigated by increased revenue from power sales, which is not included in the above sensitivity.

(5) Excludes the foreign exchange impact on U.S. dollar denominated debt.

4. Segment Results and Analysis

Suncor has classified its operations into the following segments:

Oil Sands

Suncor's Oil Sands segment, with assets located in the Athabasca oil sands of northeast Alberta, produces bitumen from mining and in situ operations. Bitumen is either upgraded into SCO for refinery feedstock and diesel fuel, or blended with diluent for refinery feedstock or direct sale to market through the company's midstream infrastructure and its marketing activities. The segment includes the marketing, supply, transportation and risk management of crude oil, natural gas, power and byproducts. The Oil Sands segment includes:

• **Oil Sands operations** refer to Suncor's owned and operated mining, extraction, upgrading, in situ and related logistics, blending and storage assets in the Athabasca oil sands region. Oil Sands operations consist of:

  • **Oil Sands Base** operations include the Millennium and North Steepbank mining and extraction operations, integrated upgrading facilities known as Upgrader 1 and Upgrader 2, and the associated infrastructure for these assets. This infrastructure includes utilities, energy, reclamation and storage facilities, the interconnecting pipelines between Suncor's Oil Sands Base operations and Syncrude, and the new hot bitumen transfer piping that connects Fort Hills to Oil Sands Base. Oil Sands Base also includes mining development opportunities, including interests in Base Mine Extension (100%) and Audet (100%).

  • **In Situ** operations include oil sands bitumen production from Firebag and MacKay River and supporting infrastructure, including central processing facilities, cogeneration units, product transportation infrastructure, diluent import capabilities, storage assets and a cooling and blending facility. In Situ also includes development opportunities that may support future in situ production, including interests in Meadow Creek (75%), Lewis (100%), OSLO (77.78%), Gregoire (100%), various interests in Chard (25% to 50%) and a non-operated interest in Kirby (10%). In Situ production is either upgraded by Oil Sands Base, or blended with diluent and marketed directly to customers.

• **Fort Hills** includes Suncor's interest in the Fort Hills mining and extraction operation, which the company operates, and the East Tank Farm Development, in which Suncor holds a 51% interest and operates. Subsequent to 2022, Suncor acquired an additional 14.65% working interest in Fort Hills from Teck, increasing the company's and its affiliate's total aggregate working interest to 68.76%.

• **Syncrude** refers to Suncor's 58.74% interest in the oil sands mining and upgrading operation, which the company operates.

Exploration and Production

Suncor's E&P segment consists of offshore operations off the east coast of Canada and in the U.K. North Sea, and onshore assets in Libya and Syria. This segment also includes the marketing and risk management of crude oil and natural gas.

• **E&P Canada** operations include Suncor's 48% working interest in Terra Nova, which Suncor operates. Production at Terra Nova has been shut in since the fourth quarter of 2019. Investment in the Terra Nova FPSO facility related to the ALE Project was substantially progressed in 2022, and the asset has returned to Canada, with a safe return to production expected in the second quarter of 2023. In the second quarter of 2022, Suncor and the joint venture owners announced the decision to restart the West White Rose Project. In connection with the decision to restart the West White Rose Project, Suncor increased its interest in the White Rose assets by 12.5% to 40% in the base project and 38.6% in the extensions. Production from the West White Rose Project is expected to commence in the first half of 2026. Suncor also holds non-operated interests in Hibernia (20% in the base project and 19.485% in the Hibernia Southern Extension Unit) and Hebron (21.034%). In addition, the company holds interests in several exploration licences and significant discovery licences offshore Newfoundland and Labrador.

• **E&P International** operations include Suncor's non-operated interests in Buzzard (29.89%) and the Rosebank future development project (40%), both of which are located in the U.K. sector of the North Sea. In 2022, Suncor announced its intention to divest its U.K. assets. Subsequent to 2022, the company reached an agreement for the sale of its U.K. E&P portfolio, which is expected to close in mid-2023. In the third quarter of 2022, Suncor completed the sale of its assets in Norway, which included its 30% working interest in Oda and 17.5% working interest in the Fenja project. In addition, Suncor owns, pursuant to exploration and production sharing agreements (EPSAs), working interests in the exploration and development of oilfields in the Sirte Basin in Libya. The Libya assets continued to produce at reduced rates during 2022. The timing of a return to normal operations in Libya remains uncertain due to continued political unrest. Suncor also owns, pursuant to a production sharing contract, an interest in the Ebla gas development in Syria, which has been suspended indefinitely since 2011 due to political unrest in the country.

Refining and Marketing

Suncor's R&M segment consists of two primary operations: the Refining and Supply and Marketing operations discussed below, as well as the infrastructure supporting the marketing, supply and risk management of refined products, crude oil, natural gas, power and byproducts. This segment also includes the trading of crude oil, refined products, natural gas and power.

- **Refining and Supply** operations refine crude oil and intermediate feedstock into a wide range of petroleum and petrochemical products. Refining and Supply consists of:

  - **Eastern North America** operations include a 137 mbbls/d refinery located in Montreal, Quebec, and an 85 mbbls/d refinery located in Sarnia, Ontario.

  - **Western North America** operations include a 146 mbbls/d refinery located in Edmonton, Alberta, and 98 mbbls/d refinery in Commerce City, Colorado.

  - Other Refining and Supply assets include interests in a petrochemical plant and a sulphur recovery facility in Montreal, Quebec, product pipelines and terminals throughout Canada and the U.S., and the St. Clair ethanol plant in Ontario.

- **Marketing** operations sell refined petroleum products to retail customers primarily through a combination of company-owned Petro-Canada™ locations, branded dealers in Canada and company-owned locations in the U.S. marketed under other international brands. This includes Canada's Electric Highway™, a coast-to-coast network of fast-charging electric vehicle stations. The company's marketing operations also sells refined petroleum products through a nationwide commercial road transportation network in Canada, and to other commercial and industrial customers, including other retail sellers, in Canada and the U.S.

Corporate and Eliminations

The Corporate and Eliminations segment includes activities not directly attributable to any other operating segment. This segment previously included renewable energy assets, which were sold in the first quarter of 2023.

- **Corporate** activities include stewardship of Suncor's debt and borrowing costs, expenses not allocated to the company's businesses, and investments in clean technology, such as Suncor's investment in Enerkem Inc., LanzaJet, Inc., Svante Inc., the Varennes Carbon Recycling facility, the Pathways Alliance, and the early-stage design and engineering for the proposed ATCO/Suncor hydrogen project.

- Intersegment revenues and expenses are removed from consolidated results in **Eliminations**. Intersegment activity includes the sale of product between the company's segments, primarily relating to crude refining feedstock sold from Oil Sands to R&M.

Oil Sands

2022 Highlights

- In 2022, for the second consecutive year, Oil Sands delivered record annual adjusted funds from operations of $13.831 billion, compared to $7.575 billion in 2021, an increase of nearly 85%. Oil Sands adjusted operating earnings increased to $9.042 billion in 2022, compared to $2.829 billion in the prior year, and Oil Sands earnings before income taxes increased to $5.633 billion in 2022, compared to $2.825 billion in the prior year.

- In 2022, Suncor delivered total Oil Sands production of 665,200 bbls/d, compared to 644,200 bbls/d in 2021. SCO production increased to 480,000 bbls/d in 2022, compared to 468,600 bbls/d in the prior year. SCO production in 2022 reflects the second highest in the company's history, driven by combined upgrader utilization of 89%, compared to 87% in the prior year. Syncrude delivered record mine bitumen production in 2022, with both strong SCO production and by capitalizing on the company's regional integration through transfers on the interconnecting pipelines between Oil Sands Base and Syncrude. Non-upgraded bitumen production increased to 185,200 bbls/d in 2022, compared to 175,600 bbls/d in the prior year, due to increased production from Fort Hills and strong performance from the company's In Situ assets.

- Subsequent to 2022, the company completed the acquisition of an additional 14.65% working interest in Fort Hills from Teck for $688 million, before working capital and other closing adjustments, bringing the company's and its affiliate's total aggregate working interest in Fort Hills to 68.76%. The transaction meets Suncor's return objectives and builds upon the company's strategy to optimize its portfolio around its core assets and integrated model, while leveraging its regional oil sands advantage.

Strategy and Investment Update

Suncor has developed a unique asset base within the Athabasca oil sands, holding one of the largest resource positions in the area, and has established a regional advantage of scale and physical integration that the company seeks to leverage to maximize the value of its production volumes. The Oil Sands regional advantage is strengthened by the company's marketing and trading expertise, including its midstream and logistics network, which secures market access, optimizes price realizations and limits the impacts of external market factors, including pipeline disruptions, lack of egress or outages at refining customers.

Looking ahead, the company intends to continue to leverage its regional advantage by coordinating maintenance across its assets, leveraging economies of scale and utilizing the connectivity of its assets. In 2022, the company completed and commissioned the PFT hot bitumen transfer piping which enables transfers of up to 60,000 bbls/d of PFT from Fort Hills to upgrading at Oil Sands Base. This transfer piping, along with the interconnecting pipelines between Oil Sands Base and Syncrude, provide increased flexibility and optionality,

supporting the company's ability to maximize the value of its barrels as well as minimize the impacts of maintenance or other internal and external market factors. The company continues to progress opportunities to further increase the connectivity and flexibility of its regional assets.

2022 was the company's first year of utilizing a new regional services central turnaround team to standardize turnaround execution and delivery, drive continuous improvement, and focus on reducing planned downtime in the years ahead. Looking forward, the company intends to leverage its regional scale and standardized services to drive cost efficiency and reliability improvements while leveraging its integrated operations to improve the scope, duration and sequencing of turnarounds.

The company is committed to delivering safe, reliable, low-cost production, while moving forward in the areas of technology innovation and environmental sustainability. Suncor is laser focused on driving improved safety performance across the company, specifically in its mine, tailings and drilling operations, as well as driving improved operational performanceat its Oil Sands assets. The company is focused on the execution of clear and accelerated plans to improve safety, including leveraging human organizational performance principles, strengthening its risk management and systems, improving contractor safety management, engaging the frontline to deliver safe work with a strong safety culture, and implementing technologies that will help improve safety. In 2023, the company is progressing the implementation of technologies to help improve its safety performance, including collision awareness technology and a fatigue management solution, which are both aimed at preventing mobile equipment contact. Suncor will be the first oil sands operator to execute a full-scale implementation of these technologies, and the company is on track to complete go live by the end of 2023.

During the fourth quarter of 2022, the company entered into an agreement to acquire Teck's 21.3% interest in Fort Hills and its associated sales and logistics agreements for $1.0 billion, subject to working capital and other closing adjustments. Subsequent to the fourth quarter of 2022, TotalEnergies EP Canada Ltd. provided notice of the exercise of its contractual right of first refusal to acquire from Teck a 6.65% interest in Fort Hills, which reduced the amount of working interest available for Suncor to purchase. As a result, on February 2, 2023, Suncor completed the acquisition of an additional 14.65% working interest in Fort Hills for $688 million, before working capital and other closing adjustments, bringing the company's and its affiliate's total aggregate working interest in Fort Hills to 68.76%. The transaction meets Suncor's return objectives,

providing long-term value for the company by adding approximately 28,000 bbls/d of bitumen production capacity, and builds upon the company's strategy to optimize its portfolio around its core assets.

In 2023, the company intends to continue progressing its three-year mine improvement plan at Fort Hills, which includes an accelerated sequence of mine development relative to its historical plans. Short-term production and operating cost impacts are expected in 2023 as the company develops the Centre and North pits while building adequate ore inventory.

2022 was Suncor's first full year as operator of the Syncrude asset, and the company achieved the realization of $300 million of annual gross synergies for the joint venture owners through workforce efficiencies and regional optimization.

The primary focus for cost management in 2023 will be to continue efforts to sustainably reduce controllable operating costs to offset inflationary pressures, as well as structural mine factors that are anticipated to increase near-term operating costs.

Capital allocation continues to focus on asset sustainment and maintenance projects designed to maintain safe and reliable operations, as well as advancing high-value economic investment projects. In 2023, construction will continue on the cogeneration facility to replace the coke-fired boilers at Oil Sands Base, which is expected to be in service in late 2024 and provide steam generation required for extraction and upgrading activities, at a lower cost and with significantly lower carbon emissions. The cogeneration facility is also expected to generate electricity that will be transmitted to Alberta's power grid, lowering the carbon intensity of the grid. Additional economic spend in 2023 is expected to include the Mildred Lake West Extension (MLX-W) project at Syncrude, which is expected to come online in late 2025, the Upgrader 1 coke drum replacement project, which is expected to be in service in late 2025, and the continued development of reserves at In Situ through the design and build of new well pads that will support capital efficiency. The MLX-W project is expected to sustain Syncrude's current production levels by extending the life of the North Mine using existing extraction and upgrading facilities while minimizing the environmental impacts of building new infrastructure.

Suncor will continue to seek opportunities for incremental debottlenecks to maximize the value of its In Situ assets. Debottlenecking capacity and timing will depend on economic conditions and can be supported by integrated well pad development and solvent steam-assisted gravity drainage technologies.

Financial Highlights

Year ended December 31 ($ millions)	2022	2021	2020
Gross revenues	**30 431**	19 920	10 617
Less: Royalties	**(3 963)**	(1 523)	(95)
Operating revenues, net of royalties	**26 468**	18 397	10 522
Earnings (loss) before income taxes[1]	**5 633**	2 825	(5 238)
Adjusted for:			
Unrealized loss on risk management activities[2]	**12**	4	17
Asset impairment[3]	**3 397**	—	1 821
Provision for pipeline project[4]	**—**	—	186
Adjusted operating earnings (loss)[1][5]	**9 042**	2 829	(3 214)
Adjusted funds from operations[1][5]	**13 831**	7 575	1 341

(1) Beginning in 2022, to align with how management evaluates segment performance, the company revised its segment presentation to reflect segment results before income tax expense and present tax at a consolidated level. This presentation change has no effect on consolidated net earnings (loss), adjusted operating earnings (loss) and adjusted funds from (used in) operations. Comparative periods have been revised to reflect this change. See the Income Tax section of this MD&A for a discussion on income taxes.

(2) Beginning in 2021, the company revised its calculation of adjusted operating earnings (loss), a non-GAAP financial measure, to exclude unrealized (gains) losses on derivative financial instruments that are recorded at fair value in other income (loss) to better align the earnings impact of the activity with the underlying items being risk-managed. Prior period comparatives have been revised to reflect this change.

(3) In 2020, the company recorded a non-cash impairment charge of $1.821 billion on its share of the Fort Hills assets due to a decline in forecasted heavy crude oil prices in 2020 as a result of decreased global demand due to the impacts of the COVID-19 pandemic and changes to its capital, operating and production plans.

(4) In 2020, the company recorded a provision to transportation expense for $186 million related to the Keystone XL pipeline project.

(5) Non-GAAP financial measures. See the Advisories – Non-GAAP and Other Financial Measures section of this MD&A.

Bridge Analysis of Adjusted Operating (Loss) Earnings ($ millions)[1][2]



2 829	434	9 270	(2 440)	(1 180)	30	99	**9 042**
2021	Sales Volumes and Mix	Price, Margin and Other Revenue	Royalties	Operating and Transportation Expense	DD&A and Exploration Expense	Financing Expense and Other	**2022**

(1) For an explanation of the construction of this bridge analysis, see the Advisories – Non-GAAP and Other Financial Measures section of this MD&A.

(2) Beginning in 2022, to align with how management evaluates segment performance, the company revised its segment presentation to reflect segment results before income tax expense and present tax at a consolidated level. This presentation change has no effect on consolidated adjusted operating earnings (loss). Comparative periods have been revised to reflect this change. See the Income Tax section of this MD&A for a discussion on income taxes.

The Oil Sands segment had adjusted operating earnings of $9.042 billion in 2022, compared to $2.829 billion in 2021. The increase was primarily due to significantly higher realized crude oil prices and increased production, partially offset by higher royalties associated with higher crude price realizations and increased operating and transportation expenses.

Oil Sands earnings before income taxes were $5.633 billion in 2022, compared to $2.825 billion in 2021. In addition to the factors impacting adjusted operating earnings described above, earnings before income taxes for 2022 included a $12 million unrealized loss on risk management activities, compared to a loss of $4 million in 2021. 2022 earnings before income taxes also included a non-cash impairment charge of $3.397 billion against the company's share of the Fort Hills assets, in connection with the company entering into a conditional agreement to acquire Teck's interest in Fort Hills, as well as updates to the Fort Hills long-range plan including production and operating cost plans.

Adjusted funds from operations for the Oil Sands segment were $13.831 billion in 2022, compared to $7.575 billion in 2021, and were influenced by the same factors that impacted adjusted operating earnings noted above.

Production Volumes[1]

Year ended December 31 (mbbls/d)	2022	2021	2020
Total Oil Sands bitumen production	790.5	770.3	710.4
SCO and diesel production[2]	493.7	483.5	477.5
Internally consumed diesel and internal transfers[3][4]	(13.7)	(14.9)	(11.3)
Upgraded production – net SCO and diesel	480.0	468.6	466.2
Bitumen production	191.9	178.8	127.2
Internal bitumen transfers[4][5]	(6.7)	(3.2)	—
Non-upgraded bitumen production	185.2	175.6	127.2
Total Oil Sands production	665.2	644.2	593.4

(1) Bitumen from Oil Sands Base operations is upgraded, while bitumen production from In Situ operations is either upgraded or sold directly to customers, including Suncor's own refineries, with SCO and diesel yields of approximately 79% of bitumen feedstock input. Fort Hills bitumen is either sold directly to customers as finished bitumen, including Suncor's own refineries, or to Oil Sands Base for upgrading. The majority of the bitumen produced at Syncrude is upgraded to sweet SCO and a small amount of diesel, at an approximate yield of 85%.

(2) Combined upgrader utilization rates are calculated using total upgraded production, inclusive of internally consumed diesel and internal transfers.

(3) Both Oil Sands operations and Syncrude produce diesel, which is internally consumed in mining operations, and Fort Hills and Syncrude use internally produced diesel from Oil Sands Base within their mining operations. In 2022, Oil Sands operations production volumes included 10,100 bbls/d of internally consumed diesel, of which 6,500 bbls/d was consumed at Oil Sands Base, 2,000 bbls/d was consumed at Fort Hills and 1,600 bbls/d was consumed at Syncrude. Syncrude production volumes included 2,000 bbls/d of internally consumed diesel.

(4) Internal feedstock transfers between Oil Sands operations and Syncrude through the interconnecting pipelines are included in gross SCO and bitumen production volumes. In 2022, Oil Sands operations included 1,400 bbls/d of SCO and 700 bbls/d of bitumen that was transferred to Suncor's share of Syncrude through the interconnecting pipelines. Syncrude production included 200 bbls/d of SCO and 5,700 bbls/d of bitumen that was transferred to Oil Sands Base through the interconnecting pipelines.

(5) Internal feedstock transfers from Fort Hills to Oil Sands operations through the PFT hot bitumen transfer piping are included in gross bitumen production volumes. In 2022, Fort Hills production included 300 bbls/d of bitumen that was transferred to Oil Sands Base.

The company's net SCO production was 480,000 bbls/d in 2022 compared to 468,600 bbls/d in 2021, marking the second-best year of SCO production in the company's history. During 2022, the company achieved a combined upgrader utilization rate of 89% compared to 87% in the prior year. Increased SCO production in 2022 was supported by record mine bitumen production at Syncrude, with both strong SCO production and by capitalizing on the company's regional integration through transfers on the interconnecting pipelines between Oil Sands Base and Syncrude.

Non-upgraded bitumen production increased to 185,200 bbls/d in 2022 from 175,600 bbls/d in the prior year, due to increased production from Fort Hills, which was partially offset by decreased saleable bitumen production from the company's In Situ assets, as a higher proportion of In Situ production was diverted to upgrading to maximize higher-value SCO production.

Sales Volumes and Mix

Year ended December 31 (mbbls/d)	2022	2021	2020
Upgraded – net SCO and diesel	482.6	465.7	467.9
Non-upgraded bitumen	180.7	183.8	125.6
Total	663.3	649.5	593.5

SCO and diesel sales volumes increased to 482,600 bbls/d in 2022, compared to 465,700 bbls/d in 2021, consistent with the increase in production, and reflecting a draw of inventory in 2022, compared to a build in the prior year.

Non-upgraded bitumen sales volumes were 180,700 bbls/d in 2022, compared to 183,800 bbls/d in the prior year, reflecting a build of inventory in 2022, compared to a draw in the prior year, partially offset by the increase in production in the current year.

Price Realizations[1]

Year ended December 31 Net of transportation costs, but before royalties ($/bbl)	2022	2021	2020
Upgraded – net SCO and diesel	118.88	77.73	43.83
Non-upgraded bitumen	84.63	53.80	22.37
Crude sales basket (all products)	109.57	70.96	39.29
Crude sales basket, relative to WTI	(13.02)	(14.20)	(13.51)

(1) Contains non-GAAP financial measures. See the Advisories – Non-GAAP and Other Financial Measures section of this MD&A.

Oil Sands price realizations increased in 2022 compared to 2021, in line with the significantly higher commodity price environment and reflecting the margin enhancement opportunities driven by the company's sales and marketing organization.

Royalties

Royalties for the Oil Sands segment were higher in 2022 compared to 2021, primarily due to higher crude price realizations and increased sales volumes.

Expenses and Other Factors

Total Oil Sands operating and transportation expenses for 2022 were higher relative to 2021, as described in detail below. See the Cash Operating Costs section below for further details regarding cash operating costs and a breakdown of non-production costs by asset.

At Oil Sands operations, operating costs in 2022 increased compared to the prior year, primarily due to higher natural gas and other commodity prices, and increased maintenance costs.

At Fort Hills, operating costs in 2022 increased when compared to the prior year, primarily due to increased mining activity and higher production levels. Operating costs during 2022 were also impacted by higher natural gas and other commodity prices compared to the prior year.

At Syncrude, operating costs in 2022 increased compared to the prior year, primarily due to higher production levels, increased natural gas and other commodity prices, and increased maintenance costs.

In 2022, increased natural gas prices resulted in an increase of Oil Sands segment operating costs by approximately $370 million compared to 2021.

Cash Operating Costs

Year ended December 31	2022	2021	2020
Oil Sands operating, selling and general expense (OS&G)[1]	9 152	8 056	7 169
Oil Sands operations cash operating costs[2] reconciliation			
Oil Sands operations OS&G	5 429	4 840	4 349
Non-production costs[3]	(302)	(317)	(167)
Excess power capacity and other[4]	(586)	(366)	(248)
Oil Sands operations cash operating costs[2] ($ millions)	4 541	4 157	3 934
Oil Sands operations production volumes (mbbls/d)	415.7	439.2	380.9
Oil Sands operations cash operating costs[2] ($/bbl)	29.95	25.90	28.20

Year ended December 31	2022	2021	2020
Fort Hills cash operating costs[2] reconciliation			
Fort Hills OS&G	1 146	882	749
Non-production costs[3]	(214)	(118)	(51)
Fort Hills cash operating costs[2] ($ millions)	932	764	698
Fort Hills production volumes (mbbls/d)	85.1	50.7	58.1
Fort Hills cash operating costs[2] ($/bbl)	30.00	41.35	32.80
Syncrude cash operating costs[2] reconciliation			
Syncrude OS&G	2 840	2 449	2 116
Non-production costs[3]	(368)	(234)	(66)
Syncrude cash operating costs[2] ($ millions)	2 472	2 215	2 050
Syncrude production volumes (mbbls/d)	184.8	172.4	165.7
Syncrude cash operating costs[2] ($/bbl)	36.65	35.20	33.80

(1) Beginning in 2022, the company revised the presentation of its cash operating costs reconciliation to present Oil Sands inventory changes and internal transfers on an aggregate basis. Oil Sands inventory changes and internal transfers reflect: i) the impacts of changes in inventory levels and valuations, such that the company is able to present cost information based on production volumes; and ii) adjustments for internal diesel sales between assets. Comparative periods have been updated to reflect this change, with no impact to total Oil Sands operations, Fort Hills or Syncrude cash operating costs or cash operating costs per barrel. In 2022, Oil Sands OS&G includes ($263) million of inventory changes and internal transfers. In 2021, Oil Sands OS&G includes ($115) million of inventory changes and internal transfers. In 2020, OS&G includes ($45) million of inventory changes and internal transfers.

(2) Non-GAAP financial measures. Related per barrel amounts contain non-GAAP financial measures. See the Advisories – Non-GAAP and Other Financial Measures section of this MD&A.

(3) Significant non-production costs include, but are not limited to, share-based compensation adjustments, research costs, project startup costs and adjustments to reflect the cost of internal transfers in the receiving asset at the cost of production. In addition, non-production costs include safe-mode costs associated with the deferral of capital projects and additional costs incurred in response to the COVID-19 pandemic. Non-production costs in 2020 also include the relief provided under the CEWS program. Non-production costs at Fort Hills and Syncrude also include, but are not limited to, excess power revenue from cogeneration units and an adjustment to reflect internally produced diesel from Oil Sands operations at the cost of production.

(4) Oil Sands operations excess power capacity and other includes, but is not limited to, the operational revenue impacts of excess power from cogeneration units and the natural gas expense recorded as part of a non-monetary arrangement involving a third-party processor.

Oil Sands operations cash operating costs per barrel[1] in 2022 were $29.95, compared to $25.90 in 2021, due to higher operating, selling and general expenses, as detailed above, and decreased production. Excess power capacity and other costs at Oil Sands operations for 2022 were higher than the prior year, due mainly to an increase in excess power revenues resulting from significantly higher power prices, and an increase in non-monetary natural gas costs.

Fort Hills cash operating costs per barrel[1] decreased to $30.00 in 2022, compared to $41.35 in 2021, reflecting higher production, partially offset by higher operating, selling and general expenses, as detailed above. Fort Hills non-production costs were higher in 2022 compared to the prior year, primarily due to the increased price for internally sourced diesel, which is adjusted to reflect internally produced diesel from Oil Sands operations at the cost of production, and an increase in excess power revenues resulting from higher power prices.

Syncrude cash operating costs per barrel[1] averaged $36.65 in 2022, compared to $35.20 in 2021, due to an increase in operating, selling and general expenses, as detailed above, partially offset by higher production volumes. Non-production costs were higher in 2022 compared to 2021, primarily due to the increased price for internally sourced diesel, which is adjusted to reflect internally produced diesel from Oil Sands operations at the cost of production.

Non-Cash Asset Impairment

During the third quarter of 2022, in connection with the company entering into a conditional agreement to acquire Teck's interest in Fort Hills, as well as updates to the Fort Hills long-range plan including production and operating cost plans, the company recorded a non-cash impairment of $3.397 billion against its share of the Fort Hills assets.

Planned Maintenance

Planned turnaround activities at Syncrude are scheduled for the second and fourth quarters of 2023. Significant planned turnaround activities at Oil Sands Base Upgrader 2 are scheduled to commence in the third quarter of 2023 and are expected to be completed in the fourth quarter. At Fort Hills, the first full plant turnaround is scheduled for the third quarter of 2023. The anticipated impact of these maintenance events has been reflected in the company's 2023 guidance.

Exploration and Production

2022 Highlights

•   Driven by significantly higher realized crude prices in 2022, E&P adjusted funds from operations increased to $3.178 billion in the current year, compared to $1.951 billion in the prior year. E&P adjusted operating earnings increased to $2.494 billion in 2022, compared to $1.343 billion in the prior year, and E&P earnings before income taxes increased to $3.221 billion in 2022, compared to $1.791 billion in the prior year.

•   In 2022, Suncor and the joint venture owners restarted the West White Rose Project, which is expected to extend the production life of the White Rose field, providing long-term value for the company. As a result of the restart decision, Suncor increased its ownership in the White Rose assets by an additional 12.5% to approximately 39%.

•   At Terra Nova, investment in the Terra Nova FPSO facility related to the ALE Project was substantially progressed in 2022, and the asset has returned to Canada, with a safe return to production expected in the second quarter of 2023.

•   In 2022, the company completed the sale of its E&P assets in Norway for gross proceeds of approximately $430 million, before closing adjustments and other closing costs. Subsequent to 2022, the company reached an agreement for the sale of its U.K. E&P portfolio for gross proceeds of approximately $1.2 billion, including a contingent consideration of approximately $338 million, before closing adjustments and other closing costs. The sale is pending regulatory approval and is expected to close in mid-2023. The disciplined decisions to adjust and streamline the company's E&P portfolio reinforce Suncor's continued focus on capital discipline and helps enable the company to allocate resources to core assets and maximize shareholder returns.

Strategy and Investment Update

The E&P segment delivers geographically diversified cash flows and focuses on low-cost projects that deliver significant returns and generate consistent free funds flow for the company. The E&P business leverages the company's marketing and trading expertise, which secures market access, optimizes price realizations, manages inventory levels and limits the impacts of external market factors.

Following the company increasing its working interest in Terra Nova in 2021 and White Rose in 2022, Suncor made disciplined decisions to adjust and streamline its E&P portfolio to increase its focus on its core business, completing the sale of its assets in Norway, and subsequent to 2022, reaching an agreement for the sale of its U.K. E&P portfolio for gross proceeds of approximately $1.2 billion, including a contingent consideration of approximately $338 million, before closing adjustments and other closing costs. The sale is pending regulatory approval and is expected to close in mid-2023.

Looking forward, the company continues to focus on strategic production growth of its East Coast E&P assets, with ongoing development activities intended to leverage existing facilities and infrastructure to provide incremental production and extend the productive life of existing fields, including development drilling at Hebron and Hibernia.

At Terra Nova, a safe return to production is expected in the second quarter of 2023. The Terra Nova ALE Project, which is expected to extend the production life of the Terra Nova field by approximately 10 years, is expected to provide significant returns to Suncor and many benefits to the Newfoundland

(1)   Contains non-GAAP financial measures. See the Advisories – Non-GAAP and Other Financial Measures section of this MD&A.

and Labrador and Canadian economies in the form of taxes, royalties and employment.

In 2023, the company intends to continue investment in the West White Rose Project. The West White Rose Project is expected to provide long-term value for the company by extending the production life of the White Rose field. Production from the West White Rose Project is expected to commence in the first half of 2026.

Financial Highlights

Year ended December 31 ($ millions)	**2022**	2021	2020
Gross revenues[1]	**4 331**	2 978	1 899
Less: Royalties[1]	**(608)**	(478)	(143)
Operating revenues, net of royalties	**3 723**	2 500	1 756
Earnings (loss) before income taxes[2]	**3 221**	1 791	(1 089)
Adjusted for:			
Asset (reversal) impairment[3]	**(645)**	(221)	1 119
Loss (gain) on significant disposals	**65**	(227)	—
Recognition of insurance proceeds	**(147)**	—	—
Adjusted operating earnings[2][4]	**2 494**	1 343	30
Adjusted funds from operations[2][4]	**3 178**	1 951	1 118

(1) Production from the company's Libya operations has been presented in the E&P section of this MD&A on an economic basis. Revenue and royalties from the company's Libya operations are presented under the working-interest basis, which is required for presentation purposes in the company's financial statements. In 2022, revenue includes a gross-up amount of $486 million, with an offsetting amount of $266 million in royalties in the E&P segment and $220 million in income tax expense recorded at the consolidated level. In 2021, revenue includes a gross-up amount of $345 million, with an offsetting amount of $241 million in royalties in the E&P segment and $104 million in income tax expense recorded at the consolidated level.

(2) Beginning in 2022, to align with how management evaluates segment performance, the company revised its segment presentation to reflect segment results before income tax expense and present tax at a consolidated level. This presentation change has no effect on consolidated net earnings (loss), adjusted operating earnings (loss) and adjusted funds from (used in) operations. Comparative periods have been revised to reflect this change. See the Income Tax section of this MD&A for a discussion on income taxes.

(3) In 2020, the company recorded non-cash impairment charges of $1.119 billion against its share of the White Rose and Terra Nova assets due to a decline in forecasted crude oil prices in 2020 as a result of decreased global demand due to the impacts of the COVID-19 pandemic, the high degree of uncertainty surrounding the future of the West White Rose Project and changes to their respective capital, operating and production plans.

(4) Non-GAAP financial measures. See the Advisories – Non-GAAP and Other Financial Measures section of this MD&A.

Bridge Analysis of Adjusted Operating Earnings ($ millions)[1][2]



	1 343	(43)	1 348	(105)	(50)	21	(20)	**2 494**
	2021	Sales Volumes and Mix	Price, Margin and Other Revenue	Royalties	Operating and Transportation Expense	DD&A and Exploration Expense	Financing Expense and Other	**2022**

(1) For an explanation of the construction of this bridge analysis, see the Advisories – Non-GAAP and Other Financial Measures section of this MD&A.

(2) Beginning in 2022, to align with how management evaluates segment performance, the company revised its segment presentation to reflect segment results before income tax expense and present tax at a consolidated level. This presentation change has no effect on consolidated adjusted operating earnings (loss). Comparative periods have been revised to reflect this change. See the Income Tax section of this MD&A for a discussion on income taxes.

Adjusted operating earnings were $2.494 billion for E&P in 2022, compared to $1.343 billion in the prior year, with the increase due to significantly higher realized crude prices, partially offset by increased royalties associated with higher price realizations.

Earnings before income taxes for E&P were $3.221 billion in 2022, compared to $1.791 billion in 2021. In addition to the factors impacting adjusted operating earnings described above, earnings before income taxes in 2022 included a non-cash impairment reversal of $715 million on the company's share of the White Rose assets, a non-cash impairment of $70 million against the company's share of its assets in Norway, the recognition of $147 million of property damage insurance proceeds related to the company's assets in Libya and a $65 million foreign exchange loss related to the sale of the company's share of its assets in Norway. Earnings before income taxes in 2021 included a non-cash impairment reversal of $221 million against the company's share of the Terra Nova assets and a gain of $227 million on the sale of the company's interest in the Golden Eagle Area Development.

Adjusted funds from operations were $3.178 billion in 2022, compared to $1.951 billion in 2021, and were influenced by the same factors that impacted adjusted operating earnings noted above.

Volumes

Year ended December 31	2022	2021	2020
E&P Canada (mbbls/d)	50.2	54.4	59.7
E&P International (mboe/d)	27.8	33.1	42.0
Total production (mboe/d)	78.0	87.5	101.7
Total sales volumes (mboe/d)	80.6	82.8	102.6

E&P Canada production volumes averaged 50,200 bbls/d in 2022, compared to 54,400 bbls/d the prior year, with the decrease primarily due to natural declines.

E&P International production volumes averaged 27,800 boe/d in 2022, compared to 33,100 boe/d in 2021, with the decrease primarily due to the absence of production from the Golden Eagle Area Development, as the sale of the company's working interest in the asset was completed in the fourth quarter of 2021.

E&P sales volumes averaged 80,600 boe/d in 2022, compared to 82,800 boe/d in the prior year, consistent with the decrease in production, partially offset by a draw of inventory in 2022, compared to a build in the prior year.

Price Realizations[1]

Year ended December 31 Net of transportation costs, but before royalties	2022	2021	2020
E&P Canada ($/bbl)	128.07	84.70	49.69
E&P International[2] ($/boe)	126.61	82.16	50.28

(1) Contains non-GAAP financial measures. See the Advisories – Non-GAAP and Other Financial Measures section of this MD&A.

(2) E&P International price realizations include the company's U.K. and Norway assets and exclude Libya for all periods presented.

Price realizations at E&P Canada and E&P International increased in 2022 from the prior year, in line with the significantly higher commodity price environment.

Royalties

E&P royalties in 2022 were higher than the prior year primarily due to the increase in price realizations.

Expenses and Other Factors

Operating and transportation expenses for 2022 were higher compared to the prior year primarily due to increased costs at E&P Canada related to an increase in the company's working interest in White Rose and the Terra Nova ALE Project, and increased maintenance. The increase was partially offset by a higher one-time transportation provision recorded in the prior year compared to 2022, and by the sale of the Golden Eagle Area Development resulting in lower transportation and operating costs in the current year.

Non-Cash Asset Impairment Reversal and Impairment

During the second quarter of 2022, as a result of the decision to restart the West White Rose Project, the company recorded a non-cash impairment reversal of $715 million before-tax on its share of the White Rose assets. Also, during the second quarter of 2022, as a result of the company's expected sale of its assets in Norway, and the subsequently reached agreement for such sale, the company recorded a non-cash impairment of $70 million before-tax against its share of the Norway assets.

During the third quarter of 2021, the company recorded a non-cash impairment reversal of $221 million before-tax on its share of the Terra Nova assets as a result of the ALE Project moving forward and the benefit of royalty and financial support from the Government of Newfoundland and Labrador.

Planned Maintenance of Operated Assets

There are no planned maintenance activities scheduled for Suncor's operated assets in 2023.

Refining and Marketing

2022 Highlights

- R&M delivered record adjusted funds from operations of $6.561 billion in 2022, compared to $3.831 billion in 2021, outperforming the last R&M annual record in 2018 by nearly 35%. In 2022, R&M generated $6.791 billion in adjusted funds from operations, excluding the impacts of a $230 million FIFO gain,[1] compared to $4.803 billion in 2021, excluding the impacts of a $972 million FIFO gain. R&M adjusted operating earnings increased to $5.687 billion in 2022, compared to $2.857 billion in the prior year, and R&M earnings before income taxes increased to $5.694 billion in 2022, compared to $2.867 billion in the prior year.

- Suncor leveraged its refinery product mix, midstream logistics flexibility, strong domestic sales network including integration with its retail network, export capabilities and storage capacity to deliver refinery crude throughput of 433,200 bbls/d in 2022, and industry-leading utilization rates of 93%, compared to 415,500 bbls/d and 89% in the prior year. The company's Canadian refineries outperformed the Canadian refining utilization industry average by nearly 5%[2] during the year.

- In 2022, as a result of a comprehensive strategic review of its downstream retail business, Suncor announced that it will retain and continue to improve and optimize the Petro-Canada™ retail business.

Strategy and Investment Update

The R&M business is a key component of Suncor's integrated business model and serves to maximize Suncor's integrated returns by extending the value chain from oil sands production to the end customer, providing the vital link between Suncor's resource base and consumer demand for refined products. The company's integrated model benefits from the unique advantages of its R&M business, including the key structural advantages of its refineries, its extensive marketing and logistics capabilities, and secured market access, enhanced by its marketing and trading expertise.

The company's refineries are equipped with several key structural advantages, including Suncor's feedstock advantage, which enables the company to process a heavy crude slate with a high-quality output, while operating in geographically advantaged markets with consistent access to low-cost feedstock. The company aims to achieve strong reliability and industry-leading refinery utilizations, allowing the company to provide a reliable supply of products to its secured and competitive sales channels, including its extensive wholesale and retail network, while also operating at optimal levels of utilization to provide reliable offtake for a portion of the production from the Oil Sands segment.

The R&M business is strengthened by the company's marketing and trading expertise by optimizing the supply of crude and natural gas liquids feedstock to the company's four refineries, managing crude inventory levels during refinery turnarounds and periods of unplanned maintenance, and mitigating external impacts from pipeline disruptions. The marketing and logistics organization also moves Suncor's refinery production to market and ensures supply to Suncor's branded retail and wholesale marketing channels.

The company's secured sales channels include the Petro-Canada™ brand, which is recognized as Canada's #1 fuel brand,[3] with nearly 1,600 retail sites and over 300 PETRO-PASS™ sites located in key metropolitan areas across Canada. Suncor's branded retail and wholesale marketing channels provide secure, reliable offtake for a large portion of Suncor's refinery production. The retail and wholesale business generates stable, low-risk cash flows for Suncor with strong fuel volumes being supported by non-fuel offerings in the retail space, and is a part of Suncor fully maximizing the value of each barrel and capturing incremental margin above refinery crack spreads.

In 2022, Suncor, with the support of external advisors, completed a comprehensive strategic review of its downstream retail business. As a result of the review, the company announced that it will retain and continue to optimize the Petro-Canada™ retail business, with the goal of further strengthening Suncor's integrated R&M business and driving increased long-term value for shareholders. The enhancement of Suncor's retail business will include changing the mix ownership model of the company-owned and controlled, dealer-owned and partnership sites. Economic investment in 2023 is expected to be focused on company-owned and controlled sites, in the most profitable sites and markets, while optimizing the non-company-controlled sites in less densely populated areas using alternative ownership structures and partnerships to grow the brand's scale and presence. These activities will also include the continued expansion of strategic partnerships in non-fuel related businesses such as quick service restaurants, convenience stores, loyalty partnerships and energy transition offerings to provide low-carbon solutions to customers.

Sustaining capital for 2023 is expected to be focused on ongoing sustainment and enhancement to refinery operations, further driving reliable operations.

---

(1) The estimated impact of the LIFO method is a non-GAAP financial measure. FIFO inventory valuation includes the impact of commodity risk management activities. See the Advisories – Non-GAAP and Other Financial Measures section of this MD&A.
(2) Source: Canada Energy Regulator – https://www.cer-rec.gc.ca/en/data-analysis/energy-commodities/crude-oil-petroleum-products/statistics/weekly-crude-run-summary-data/index.html
(3) Based on Kalibrate survey data for year-end 2021.

Financial Highlights

Year ended December 31 ($ millions)	2022	2021	2020
Operating revenues	36 728	22 915	15 272
Earnings before income taxes[1]	5 694	2 867	1 167
Adjusted for:			
Unrealized (gain) loss on risk management activities[2]	(7)	(10)	22
Adjusted operating earnings[1][3]	5 687	2 857	1 189
Adjusted funds from operations[1][3]	6 561	3 831	2 033

(1) Beginning in 2022, to align with how management evaluates segment performance, the company revised its segment presentation to reflect segment results before income tax expense and present tax at a consolidated level. This presentation change has no effect on consolidated net earnings (loss), adjusted operating earnings (loss) and adjusted funds from (used in) operations. Comparative periods have been revised to reflect this change. See the Income Tax section of this MD&A for a discussion on income taxes.

(2) Beginning in 2021, the company revised its calculation of adjusted operating earnings, a non-GAAP financial measure, to exclude unrealized (gains) losses on derivative financial instruments that are recorded at fair value in other income (loss) to better align the earnings impact of the activity with the underlying items being risk-managed. Prior period comparatives have been revised to reflect this change.

(3) Non-GAAP financial measures. See the Advisories – Non-GAAP and Other Financial Measures section of this MD&A.

Bridge Analysis of Adjusted Operating Earnings ($ millions)[1][2]



2 857	153	3 954	(742)	(513)	(22)	5 687
2021	Refinery Production	Refining and Marketing Margin	FIFO Inventory Valuation and Commodity Risk Management	Operating and Transportation Expense and DD&A	Financing Expense and Other	2022

(1) For an explanation of the construction of this bridge analysis, see the Advisories – Non-GAAP and Other Financial Measures section of this MD&A.

(2) Beginning in 2022, to align with how management evaluates segment performance, the company revised its segment presentation to reflect segment results before income tax expense and present tax at a consolidated level. This presentation change has no effect on consolidated adjusted operating earnings (loss). Comparative periods have been revised to reflect this change. See the Income Tax section of this MD&A for a discussion on income taxes.

R&M contributed annual adjusted operating earnings of $5.687 billion in 2022, compared with $2.857 billion in 2021. The increase was primarily due to a significant increase in refining and marketing margins as a result of significantly higher benchmark crack spreads compared to the prior year, and higher crude throughput, partially offset by a smaller FIFO inventory valuation gain compared to the prior year, and an increase in operating and transportation expenses. In 2022, adjusted operating earnings included a before-tax FIFO inventory valuation gain, including the impact of commodity risk management activities, of $230 million, compared to a $972 million gain in 2021, resulting in an unfavourable year-over-year impact of $742 million.

R&M earnings before income taxes in 2022 increased to $5.694 billion compared to $2.867 billion in 2021. In addition to the factors impacting adjusted operating earnings, earnings before income taxes in 2022 included a $7 million unrealized gain on risk management activities, compared to a $10 million gain in the prior year.

R&M achieved annual adjusted funds from operations of $6.561 billion in 2022, compared to $3.831 billion in 2021, due primarily to the same factors that impacted adjusted operating earnings described above.

Volumes

Year ended December 31	2022	2021	2020
Crude oil processed (mbbls/d)			
Eastern North America	**206.2**	202.8	201.0
Western North America	**227.0**	212.7	206.0
Total	**433.2**	415.5	407.0
Refinery utilization[(1)(2)] (%)			
Eastern North America	**93**	91	91
Western North America	**93**	87	86
Total	**93**	89	88
Refined product sales (mbbls/d)			
Gasoline	**227.6**	225.8	214.1
Distillate	**244.6**	228.5	215.7
Other	**81.4**	74.1	73.6
Total	**553.6**	528.4	503.4
Refining and marketing gross margin – FIFO[(3)] ($/bbl)	**55.85**	36.85	25.30
Refining and marketing gross margin – LIFO[(3)] ($/bbl)	**54.45**	30.90	28.65
Refining operating expense[(3)] ($/bbl)	**7.00**	5.95	5.50

(1) Refinery utilization is the amount of crude oil and natural gas plant liquids run through crude distillation units, expressed as a percentage of the capacity of these units.

(2) The Edmonton refinery crude processing capacity increased to 146,000 bbls/d in 2021 from 142,000 bbls/d in 2020.

(3) Contains non-GAAP financial measures. See the Advisories – Non-GAAP and Other Financial Measures section of this MD&A.

Refinery crude throughput increased to 433,200 bbls/d and refinery utilization averaged 93% in 2022, compared to refinery crude throughput of 415,500 bbls/d and refinery utilization of 89% in 2021, reflecting strong utilizations across all refineries in 2022.

Total refined product sales increased to 553,600 bbls/d in 2022, compared to 528,400 bbls/d in 2021. The increase in refined product sales reflected strong utilizations during the year, increased demand and the company's ability to leverage its extensive domestic sales network and export channels.

Refining and Marketing Gross Margins[(1)]

Refining and marketing gross margins were influenced by the following:

- On a LIFO[(2)] basis, Suncor's refining and marketing gross margin increased to $54.45/bbl in 2022 from $30.90/bbl in the prior year due to significantly higher benchmark crack spreads resulting from increased demand and declining North American refined product inventories, the widening of heavy crude oil differentials and the impact of a weaker Canadian dollar in relation to the U.S. dollar.

Suncor's refining and marketing gross margin also reflects Suncor's feedstock advantage, which enables the company to process heavier crude oil, marketing and logistics capabilities and strong sales channels within its integrated retail and wholesale networks. These factors were partially offset by tightened location and quality differentials from regional benchmarks to the company's local markets and increased environmental compliance costs. On a LIFO basis, Suncor's refining and marketing gross margin represents 92% margin capture compared to Suncor's 5-2-2-1 index in 2022, compared to 93% in 2021.

- On a FIFO basis, Suncor's refining and marketing gross margin increased to $55.85/bbl in 2022, from $36.85/bbl in the prior year due to the same factors noted above, in addition to FIFO inventory valuation impacts. In 2022, the impact of the FIFO method of inventory valuation, relative to an estimated LIFO[(2)] accounting method, including the impact of commodity risk management activities, resulted in a gain of $230 million. In 2021, FIFO, including the impact of commodity risk management activities, resulted in a gain of $972 million, for an overall unfavourable year-over-year impact of $742 million.

Expenses and Other Factors

R&M operating and transportation expenses increased compared to the prior year due to increased natural gas and power prices, increased maintenance and higher refined product sales volumes.

Refining operating expense per barrel[(1)] was $7.00 in 2022, compared to $5.95 in the prior year, with the increase primarily due to increased absolute costs, as detailed above, partially offset by higher production.

Planned Maintenance

Planned turnaround maintenance is scheduled at the company's Edmonton and Sarnia refineries in the second quarter of 2023. The anticipated impact of these maintenance events has been reflected in the company's 2023 guidance.

Corporate and Eliminations

2022 Highlights

- In 2022, Suncor returned a total of approximately $7.7 billion of value to its shareholders, compared to approximately $3.9 billion in the prior year. Record shareholder returns in 2022 included approximately $2.6 billion of dividends paid and approximately $5.1 billion in share repurchases. In 2022, the company repurchased a record 116.9 million common shares at an average price of $43.92 per common share, or the equivalent of 8.1% of its issued and outstanding common shares as at December 31, 2021.

- Demonstrating management's confidence in the company's ability to generate sustainable and increasing cash flows,

(1) Contains non-GAAP financial measures. See the Advisories – Non-GAAP and Other Financial Measures section of this MD&A.
(2) The estimated impact of the LIFO method is a non-GAAP financial measure. See the Advisories – Non-GAAP and Other Financial Measures section of this MD&A.

the company increased its dividend per share twice in 2022, most recently in the fourth quarter, to $0.52 per share, which represents a 23.8% increase over the fourth quarter of 2021 dividend and the highest quarterly dividend per share in the company's history.

- In 2022, the company reduced net debt by approximately $3.2 billion excluding the impacts of a $729 million unrealized foreign exchange loss on the revaluation of U.S. dollar denominated debt, representing a net debt reduction of over $2.5 billion. The significant debt reduction provides ongoing balance sheet flexibility, reduces long-term financing costs and demonstrates the company's commitment to reducing net debt.

- Subsequent to 2022, the Board approved a renewal of the company's NCIB for the repurchase of up to 10% of Suncor's public float as at February 3, 2023, over a twelve-month period, and concurrently, the TSX accepted a notice filed by Suncor to renew its NCIB in respect of the repurchase of such shares.

- In 2022, the company reached an agreement for the sale of its wind and solar assets for gross proceeds of approximately $730 million, before closing adjustments and other closing costs. Subsequent to 2022, the company completed the sale of its wind and solar assets for an estimated after-tax gain on sale of approximately $260 million.

- To help reach Suncor's strategic objective to be net-zero by 2050, the company has continued to work collaboratively with industry peers through the Pathways Alliance and with federal and provincial governments during 2022. Significant progress has been achieved to advance the Pathways Alliance's foundational carbon capture project and, subsequent to 2022, the Pathways Alliance was awarded exploratory rights from the Government of Alberta for the proposed carbon capture and storage hub to safely and permanently store CO_2 captured from over 20 oil sands facilities in northern Alberta.

Strategy and Investment Update

The company is committed to allocating excess funds in accordance with its capital allocation framework; strengthening its balance sheet through debt reductions and maximizing shareholder returns, as demonstrated by the company's progress in 2022 related to debt reductions, dividend increases and share repurchases. Looking ahead in 2023, the company will remain disciplined in the execution of its capital allocation framework. Based on current business plans and commodity pricing, the company expects to increase its share buyback allocation to 75% by the end of the first quarter of 2023, and to continue to progress towards its net debt reduction targets in 2023.

Suncor's focus is to sustainably grow its dividend, maximizing returns to shareholders through a dividend that can be sustained through all price cycles. Dividend growth will be considered as momentum and financial results are demonstrated through reliable operational performance and optimization of the business. As well, as the company executes share buybacks, the lower outstanding share count will allow

the company to increase its per-share dividend without impacting the dividend breakeven.

Suncor's objective is to be a net-zero GHG emissions company by 2050 and to substantially contribute to society's net-zero ambitions, and the company has set ambitious near-term goals to reduce emissions across its value chain. The Corporate segment includes investments in energy expansion that are in line with, or synergistic with, Suncor's core capabilities and assets, including investments in renewable fuels and hydrogen. Strategic equity investments in two biofuel companies that are currently progressing renewable fuel technology projects are examples of how the company is progressing its GHG reduction objectives. The Varennes Carbon Recycling facility, a biofuel plant in Varennes, Quebec, that is currently under construction, is designed to convert commercial and industrial non-recyclable waste into biofuels and renewable chemicals. In addition, the company has also invested in LanzaJet, Inc., a company working to bring sustainable aviation fuel and renewable diesel to the commercial market. Fabrication of a commercial biorefinery plant near Soperton, Georgia, is well underway and is expected to be operational by the end of 2023 and will supply sustainable low-emissions aviation fuel to customers. From a design perspective, both projects are being constructed using a method that is expected to be able to be replicated, enabling faster deployments to capture the sizable growth opportunities projected for renewable liquid fuels should economics be attractive. Suncor believes these investments complement its existing biofuels business and demonstrate the company's commitment to being a leader in the global energy expansion.

In addition, in 2021, Suncor and ATCO Ltd. announced a partnership on a potential world-scale clean hydrogen project to be developed in Alberta, Canada, that would connect to the company's Edmonton refinery. A sanctioning decision is expected in 2024 and the facility could be operational as early as 2028, provided it has the required regulatory and fiscal support to render it economic. The project would significantly advance Suncor and Alberta's hydrogen strategy, generate substantial economic activity and make a large contribution towards Suncor and society's net-zero GHG ambitions.

To allow greater focus and investment in hydrogen and renewable fuels, subsequent to 2022, the company completed the sale of its wind and solar assets, for gross proceeds of approximately $730 million, before closing adjustments and other closing costs, resulting in an estimated after-tax gain on sale of approximately $260 million.

Suncor also continues to work collaboratively with industry peers through the Pathways Alliance and with federal and provincial governments. The Pathways Alliance is exploring several parallel pathways to address GHG emissions, including the creation of a carbon capture, utilization and storage trunkline connected to a carbon sequestration hub to enable multi-sector "tie-in" projects as well as the implementation of other next-generation technologies. Significant progress has been achieved to progress the Pathways Alliance's foundational carbon capture project, which is an essential part of the path to net-zero. Subsequent to 2022, the Pathways Alliance was awarded exploratory rights from the Government of Alberta for

the proposed carbon capture and storage hub to safely and permanently store CO_2 captured from over 20 oil sands producers in northern Alberta.

By the end of 2022, the company achieved approximately $865 million of incremental free funds flow[1] through the implementation of digital, process and technology initiatives. The operating costs portion of the savings generated from these improvement initiatives is partially offsetting inflationary pressures and increased mining scope in the company's Oil Sands business. As discussed at Suncor's investor day, the

company will no longer be tracking the impact of each free funds flow initiative making up the $2.15 billion incremental free funds flow target on a consolidated basis, due to the evolving business environment, continuing inflationary pressures and changing mine scopes versus the 2019 base line. The company still expects to continue to deliver on the initiatives it has previously communicated, such as the cogeneration facility at Oil Sands Base, autonomous haul systems, and tailings initiatives.

Financial Highlights

Year ended December 31 ($ millions)	2022	2021	2020
Loss before income taxes[1]	(2 232)	(1 913)	(937)
Adjusted for:			
Unrealized foreign exchange loss (gain) on U.S. dollar denominated debt	729	(113)	(312)
Restructuring charge	—	168	—
Loss on early repayment of long-term debt	—	80	—
Adjusted operating loss[1][2]	(1 503)	(1 778)	(1 249)
Corporate and Renewables	*(1 456)*	*(1 588)*	*(1 370)*
Eliminations – Intersegment profit (eliminated) realized	*(47)*	*(190)*	*121*
Adjusted funds used in operations[1][2]	(1 240)	(1 705)	(1 275)

(1) Beginning in 2022, to align with how management evaluates segment performance, the company revised its segment presentation to reflect segment results before income tax expense and present tax at a consolidated level. This presentation change has no effect on consolidated net earnings (loss), adjusted operating earnings (loss) and adjusted funds from (used in) operations. Comparative periods have been revised to reflect this change. See the Income Tax section of this MD&A for a discussion on income taxes.

(2) Non-GAAP financial measures. See the Advisories – Non-GAAP and Other Financial Measures section of this MD&A.

Year ended December 31	2022	2021	2020
Renewable Energy power generation marketed (gigawatt hours)[1]	282	183	200

(1) Power generated includes curtailed production for which the company was compensated.

Corporate and Renewables

The adjusted operating loss for Corporate decreased to $1.456 billion in 2022, compared to $1.588 billion in 2021. The decrease in adjusted operating loss was primarily due to a net decrease in interest expense on debt as a result of debt reductions that occurred throughout 2022, an unrealized gain on investment recorded in the first quarter of 2022, increased costs in the prior year related to costs associated with digital and technology improvements, and an increase in interest revenue on the company's cash and short-term investment balances. The decreased loss was partially offset by a larger share-based compensation expense in 2022 versus 2021, and increased costs associated with the early redemption of long-term debt in the fourth quarter of 2022.

Suncor capitalized $168 million of its borrowing costs in 2022, compared to $144 million in 2021, as part of the cost of major development assets and construction projects in progress.

Eliminations – Intersegment Profit Realized (Eliminated)

Eliminations reflect the deferral or realization of profit on crude oil sales from Oil Sands to Suncor's refineries. Consolidated profits are only realized when the refined products produced from internal purchases of crude feedstock have been sold to third parties. In 2022, the company deferred $47 million of intersegment profit, compared to a deferral of profit of $190 million in the prior year. The deferral of profit in 2022 was driven by the increase in Oil Sands price realizations in 2022, as lower margin crude refinery feedstock sourced internally from Oil Sands was sold and replaced by higher margin crude inventory, resulting in a deferral of profit at the enterprise level.

Adjusted funds used in operations for the Corporate and Eliminations segment were $1.240 billion in 2022, compared to $1.705 billion in 2021, and were influenced by the same factors that impacted adjusted operating loss, excluding the impact of the non-cash component of share-based compensation expense, the unrealized gain on investment recorded in the first quarter of 2022, and the impact of costs associated with the early redemption of long-term debt in the fourth quarter of 2022.

(1) Non-GAAP financial measure. See the Advisories – Non-GAAP and Other Financial Measures section of this MD&A.

5. Income Tax

Year ended December 31 ($ millions)	2022	2021	2020
Current income tax expense (recovery)	4 229	1 395	(659)
Deferred income tax expense (recovery)	(990)	56	(1 119)
Income tax expense (recovery) included in net earnings (loss)	3 239	1 451	(1 778)
Less: income tax (recovery) expense excluded from adjusted operating earnings[1]	(915)	5	(747)
Income tax expense (recovery) included in adjusted operating earnings	4 154	1 446	(1 031)
Effective tax rate	26.3%	26.1%	16.9%

(1)   In 2022, income tax (recovery) expense excluded from adjusted operating earnings includes a deferred income tax recovery of $171 million related to the anticipated sale of the company's U.K. E&P portfolio and a current income tax recovery of $39 million related to the sale of its wind and solar assets.

The provision for income taxes in 2022 increased compared to the prior year, primarily due to increased earnings. In 2022, the company's effective tax rate on net earnings was comparable to the prior year.

6. Fourth Quarter 2022 Analysis

Financial and Operational Highlights

Three months ended December 31 ($ millions, except as noted)	2022	2021
Earnings (loss) before income taxes[1]		
Oil Sands	**1 625**	1 169
Exploration and Production	**578**	603
Refining and Marketing	**1 517**	599
Corporate and Eliminations	**(182)**	(317)
Income tax expense	**(797)**	(501)
Net earnings	**2 741**	1 553
Adjusted operating earnings (loss)[1][2]		
Oil Sands	**1 719**	1 172
Exploration and Production	**578**	376
Refining and Marketing	**1 529**	582
Corporate and Eliminations	**(382)**	(342)
Income tax expense included in adjusted operating earnings	**(1 012)**	(494)
Total	**2 432**	1 294
Adjusted funds from (used in) operations[1]		
Oil Sands	**2 929**	2 459
Exploration and Production	**719**	565
Refining and Marketing	**1 663**	869
Corporate and Eliminations	**(273)**	(252)
Current income tax expense	**(849)**	(497)
Total adjusted funds from operations	**4 189**	3 144
Changes in non-cash working capital	**(265)**	(529)
Cash flow provided by operating activities	**3 924**	2 615
Production volumes (mboe/d)		
Oil Sands – Upgraded – net SCO and diesel	**517.5**	515.0
Oil Sands – Non-upgraded bitumen	**170.6**	150.9
Exploration and Production	**75.0**	77.4
Total	**763.1**	743.3

(1) Beginning in 2022, to align with how management evaluates segment performance, the company revised its segment presentation to reflect segment results before income tax expense and present tax at a consolidated level. This presentation change has no effect on consolidated net earnings (loss), adjusted operating earnings (loss) and adjusted funds from (used in) operations. Comparative periods have been revised to reflect this change. See the Income Tax section of this MD&A for a discussion on income taxes.

(2) Non-GAAP financial measures. See the Advisories – Non-GAAP and Other Financial Measures section of this MD&A.

Net Earnings

Suncor's consolidated net earnings for the fourth quarter of 2022 were $2.741 billion, compared to $1.553 billion in the prior year quarter. Net earnings were primarily influenced by the same factors that impacted adjusted operating earnings described in this section.

Other items affecting net earnings over these periods included:

- An unrealized foreign exchange gain on the revaluation of U.S. dollar denominated debt of $200 million recorded in financing expenses in the Corporate and Eliminations segment in the fourth quarter of 2022, compared to a gain of $25 million in the fourth quarter of 2021.

- An unrealized loss on risk management activities of $106 million recorded in other income (loss) in the fourth quarter of 2022, compared to a gain of $14 million in the fourth quarter of 2021.

- During the fourth quarter of 2021, the company recorded a gain of $227 million on the sale of the company's interest in the Golden Eagle Area Development, which was completed early in the fourth quarter of 2021 and recorded in the E&P segment.

- An income tax recovery excluded from adjusted operating earnings of $215 million in the fourth quarter of 2022, compared to an expense of $7 million in the fourth quarter of 2021.

Adjusted Funds From Operations and Cash Flow Provided by Operating Activities

Adjusted funds from operations increased to $4.189 billion ($3.11 per common share) in the fourth quarter of 2022, compared to $3.144 billion ($2.17 per common share) in the prior year quarter. Adjusted funds from operations were influenced by the same factors impacting adjusted operating earnings noted above.

Cash flow provided by operating activities, which includes changes in non-cash working capital, increased to $3.924 billion ($2.91 per common share) in the fourth quarter of 2022, compared to $2.615 billion ($1.80 per common share) in the prior year quarter. In addition to the factors impacting adjusted funds from operations, cash flow provided by operating activities was impacted by a smaller use of cash associated with the company's working capital balances in the fourth quarter of 2022 compared to the prior year quarter.

Segmented Analysis

Oil Sands

The Oil Sands segment adjusted operating earnings increased to $1.719 billion in the fourth quarter of 2022, compared to $1.172 billion in the prior year quarter, primarily due to higher realized crude oil prices, lower depreciation, depletion and amortization (DD&A), and higher sales. The increase in adjusted operating earnings was partially offset by increased operating expenses, related primarily to increased commodity input costs and maintenance.

The company's net SCO production was 517,500 bbls/d in the fourth quarter of 2022, comparable to 515,000 bbls/d in the prior year quarter. Increased SCO production at Syncrude, reflecting 99% upgrader utilization in the fourth quarter of 2022, compared to 90% in the prior year quarter, was partially offset by decreased production at Oil Sands Base as the current quarter was impacted by the completion of planned maintenance activities that commenced in the third quarter of 2022.

The company's non-upgraded bitumen production increased to 170,600 bbls/d in the fourth quarter of 2022, compared to 150,900 bbls/d in the fourth quarter of 2021, primarily due to increased production from Fort Hills and record quarterly production from Firebag.

Non-upgraded bitumen production from the company's In Situ assets in the fourth quarter of 2022 was higher than the prior year quarter, with an overall increase in bitumen production volumes being partially offset by increased Firebag production being diverted to upgrading in the current period, as the prior year quarter was impacted by maintenance activities at Firebag. During the fourth quarter of 2022, the company also leveraged its asset flexibility and marketing and trading expertise, including its midstream and logistics network, to mitigate third-party pipeline disruptions, resulting in additional non-upgraded bitumen production being sold to market.

SCO and diesel sales volumes increased to 505,300 bbls/d in the fourth quarter of 2022, compared to 496,100 bbls/d in the prior year quarter, and were impacted by a smaller build of inventory in the current quarter compared to the prior year quarter, as well as the same factors that affected production volumes, discussed above.

Non-upgraded bitumen sales volumes were 174,500 bbls/d in the fourth quarter of 2022, compared to 176,700 bbls/d in the prior year quarter, and were impacted by a larger draw of inventory in the prior year quarter, which was partially offset by the increase in production volumes in the current quarter, discussed above.

Exploration and Production

Adjusted operating earnings for the E&P segment in the fourth quarter of 2022 increased to $578 million compared to $376 million in the prior year quarter, with the increase primarily due to significantly higher realized crude prices and higher sales volumes in the fourth quarter of 2022, partially offset by increased operating and transportation expenses.

Production volumes for E&P Canada were 49,100 bbls/d in the fourth quarter of 2022, compared to 47,600 bbls/d in the prior year quarter, primarily due to increased production related to the company's additional working interest in White Rose and strong production at Hebron, partially offset by the impact of planned turnaround activities at Hibernia in the fourth quarter of 2022.

In E&P Canada, investment in the Terra Nova FPSO facility related to the ALE Project was substantially progressed in 2022, and the asset has returned to Canada, with a safe return to production expected in the second quarter of 2023.

E&P International production was 25,900 boe/d in the fourth quarter of 2022, compared to 29,800 boe/d in the prior year quarter, primarily due to the sale of the company's assets in Norway in the third quarter of 2022 and the Golden Eagle Area Development in the fourth quarter of 2021, and natural declines, partially offset by increased liftings at Libya in the fourth quarter of 2022 compared to the prior year quarter.

Total E&P sales volumes were 75,100 boe/d in the fourth quarter of 2022, compared to 67,200 boe/d in the prior year quarter, primarily due to a draw of inventory at E&P international in the current quarter, and a build of inventory at E&P Canada in both periods, associated with the timing of cargo sales at year-end.

Refining and Marketing

R&M adjusted operating earnings in the fourth quarter of 2022 increased to $1.529 billion compared to $582 million in the prior year quarter. The increase in adjusted operating earnings was primarily due to a significant increase in refining and marketing margins as a result of significantly higher benchmark crack spreads in the current period, which was partially offset by a FIFO inventory valuation loss in the current period, compared to a gain in the prior year quarter, and increased operating and transportation expenses, primarily due to increased commodity input costs. In the fourth quarter of 2022, adjusted operating earnings included a before-tax FIFO inventory valuation loss, including the impact of commodity risk management activities, of $439 million on the decrease in crude and refined product benchmarks, compared to a $161 million gain in the prior year quarter.

Refinery crude throughput was 440,000 bbls/d and refinery utilization was 94% in the fourth quarter of 2022, compared to 447,000 bbls/d and 96% in the prior year quarter, with the decrease due to unplanned maintenance in the current period, including the weather-related event that occurred late in the quarter at the company's Commerce City refinery. Refined product sales in the fourth quarter of 2022 were 548,200 bbls/d, comparable to 550,100 bbls/d in the prior year quarter.

Progressive restart activities at the company's Commerce City refinery are currently underway, and the asset is anticipated to return to normal production rates by the end of the first quarter.

Corporate and Eliminations

Corporate incurred an adjusted operating loss of $482 million in the fourth quarter of 2022, compared to $376 million in the prior year quarter. The increased loss was attributable to an operational foreign exchange loss in the current quarter, compared to a gain in the prior year quarter, increased costs associated with the early redemption of long-term debt in the fourth quarter of 2022, and increased OS&G expenses, which were partially offset by a net decrease in interest expense on debt in the current quarter as a result of debt reductions that occurred throughout 2022, and an increase in interest revenue on the company's cash and short-term investment balances. Increased OS&G expenses in the fourth quarter of 2022 compared to the prior year quarter were primarily due to increased investment related to the company's progress towards its net-zero GHG emissions objective and

digital transformation. Suncor capitalized $44 million of its borrowing costs in the fourth quarter of 2022, as part of the cost of major development assets and construction projects in progress, compared to $38 million in the prior year quarter.

Eliminations reflect the deferral or realization of profit or loss on crude oil sales from Oil Sands to Suncor's refineries. Consolidated profits and losses are only realized when the refined products produced from internal purchases of crude feedstock have been sold to third parties. During the fourth quarter of 2022, the company realized $100 million of intersegment profit, compared to a realization of $34 million of intersegment profit in the prior year quarter. The realization of intersegment profit and elimination of unrealized losses in the fourth quarter of 2022 was driven by a weakening in benchmark pricing in the current period.

7. Quarterly Financial Data

Financial Summary

Three months ended ($ millions, unless otherwise noted)	Dec 31 2022	Sept 30 2022	June 30 2022	Mar 31 2022	Dec 31 2021	Sept 30 2021	June 30 2021	Mar 31 2021
Total production (mboe/d)								
Oil Sands	**688.1**	**646.0**	**641.5**	**685.7**	665.9	605.1	615.7	690.6
Exploration and Production	**75.0**	**78.1**	**78.7**	**80.4**	77.4	93.5	84.0	95.3
	763.1	**724.1**	**720.2**	**766.1**	743.3	698.6	699.7	785.9
Revenues and other income								
Operating revenues, net of royalties[1]	**13 920**	**14 944**	**16 135**	**13 337**	11 149	10 145	9 159	8 679
Other (loss) income	**(65)**	**113**	**69**	**14**	10	68	(66)	(43)
	13 855	**15 057**	**16 204**	**13 351**	11 159	10 213	9 093	8 636
Net earnings (loss)	**2 741**	**(609)**	**3 996**	**2 949**	1 553	877	868	821
per common share – basic (dollars)	**2.03**	**(0.45)**	**2.84**	**2.06**	1.07	0.59	0.58	0.54
per common share – diluted (dollars)	**2.03**	**(0.45)**	**2.83**	**2.06**	1.07	0.59	0.58	0.54
Adjusted operating earnings[2]	**2 432**	**2 565**	**3 814**	**2 755**	1 294	1 043	722	746
per common share[3][4] (dollars)	**1.81**	**1.88**	**2.71**	**1.92**	0.89	0.71	0.48	0.49
Adjusted funds from operations[2]	**4 189**	**4 473**	**5 345**	**4 094**	3 144	2 641	2 362	2 110
per common share[3][4] (dollars)	**3.11**	**3.28**	**3.80**	**2.86**	2.17	1.79	1.57	1.39
Cash flow provided by operating activities	**3 924**	**4 449**	**4 235**	**3 072**	2 615	4 718	2 086	2 345
per common share[4] (dollars)	**2.91**	**3.26**	**3.01**	**2.14**	1.80	3.19	1.39	1.54
ROCE[3] (%) for the twelve months ended	**19.4**	**17.5**	**19.4**	**12.7**	8.6	4.5	1.9	(1.4)
ROCE excluding impairments and impairment reversals[3] (%) for the twelve months ended	**22.9**	**21.0**	**18.2**	**12.4**	8.2	4.9	2.6	(0.6)
Common share information (dollars)								
Dividend per common share	**0.52**	**0.47**	**0.47**	**0.42**	0.42	0.21	0.21	0.21
Share price at the end of trading								
Toronto Stock Exchange (Cdn$)	**42.95**	**38.90**	**45.16**	**40.70**	31.65	26.26	29.69	26.27
New York Stock Exchange (US$)	**31.73**	**28.15**	**35.07**	**32.59**	25.03	20.74	23.97	20.90

(1) The company revised certain gross revenues and purchases of crude oil and products to align with the current period presentation. For the three months ended March 31, 2022, gross revenues and purchases of crude oil and products was decreased by $150 million, with no effect on net earnings.

(2) Non-GAAP financial measures. See the Advisories – Non-GAAP and Other Financial Measures section of this MD&A. Adjusted operating earnings (loss) for each quarter are defined in the Non-GAAP and Other Financial Measures Advisory section and reconciled to GAAP measures in the Consolidated Financial Information and Segment Results and Analysis sections of each Quarterly Report to Shareholders issued by Suncor (Quarterly Reports) in respect of the relevant quarter. Adjusted funds from operations for each quarter are defined and reconciled to GAAP measures in the Non-GAAP and Other Financial Measures Advisory section of each Quarterly Report in respect of the relevant quarter, with such information being incorporated by reference herein and available on SEDAR at www.sedar.com.

(3) Contains non-GAAP financial measures. See the Advisories – Non-GAAP and Other Financial Measures section of this MD&A. Non-GAAP measures included in ROCE and ROCE excluding impairments and impairment reversals are defined and reconciled to GAAP measures in the Non-GAAP and Other Financial Measures Advisory section of each Quarterly Report in respect of the relevant quarter, with such information being incorporated by reference herein and available on SEDAR at www.sedar.com.

(4) Represented on a basic per share basis.

Business Environment

Three months ended (average for the period ended, except as noted)		Dec 31 2022	Sept 30 2022	June 30 2022	Mar 31 2022	Dec 31 2021	Sept 30 2021	June 30 2021	Mar 31 2021
WTI crude oil at Cushing	US$/bbl	82.65	91.65	108.40	94.40	77.15	70.55	66.05	57.80
Dated Brent crude	US$/bbl	88.65	100.95	113.75	101.50	79.70	73.45	68.85	60.85
Dated Brent/Maya FOB price differential	US$/bbl	17.70	17.95	11.65	14.30	8.60	7.80	6.20	4.70
MSW at Edmonton	Cdn$/bbl	110.05	116.85	137.80	115.75	93.25	83.75	77.25	66.55
WCS at Hardisty	US$/bbl	57.00	71.75	95.60	79.80	62.50	56.95	54.60	45.40
Light/heavy crude oil differential for WTI at Cushing less WCS at Hardisty	US$/bbl	(25.65)	(19.90)	(12.80)	(14.60)	(14.65)	(13.60)	(11.45)	(12.40)
SYN-WTI (differential) premium	US$/bbl	4.15	8.80	6.05	(1.30)	(1.80)	(1.60)	0.35	(3.50)
Condensate at Edmonton	US$/bbl	83.40	87.35	108.35	96.15	79.10	69.20	66.40	58.00
Natural gas (Alberta spot) at AECO	Cdn$/GJ	4.90	4.15	6.90	4.50	4.45	3.40	2.95	2.95
Alberta Power Pool Price	Cdn$/MWh	213.95	221.40	122.45	90.00	107.30	100.35	104.50	95.45
New York Harbor 2-1-1 crack[1]	US$/bbl	52.75	46.70	60.05	28.25	20.65	20.90	20.35	15.60
Chicago 2-1-1 crack[1]	US$/bbl	39.20	43.30	49.40	20.20	16.90	20.45	20.25	13.40
Portland 2-1-1 crack[1]	US$/bbl	50.70	57.30	63.45	33.80	25.35	26.70	24.55	15.80
Gulf Coast 2-1-1 crack[1]	US$/bbl	40.20	41.85	52.55	26.80	19.65	19.55	18.25	14.45
U.S. Renewable Volume Obligation	US$/bbl	8.55	8.10	7.80	6.45	6.10	7.35	8.15	5.50
Exchange rate	US$/Cdn$	0.74	0.77	0.78	0.79	0.79	0.79	0.81	0.79
Exchange rate (end of period)	US$/Cdn$	0.74	0.73	0.78	0.80	0.79	0.78	0.81	0.80

(1) 2-1-1 crack spreads are indicators of the refining margin generated by converting two barrels of WTI into one barrel of gasoline and one barrel of diesel. The crack spreads presented here generally approximate the regions into which the company sells refined products through retail and wholesale channels.

Significant or Unusual Items Impacting Net Earnings (Loss)

Trends in Suncor's quarterly revenue, net earnings (loss) and adjusted funds from operations are driven primarily by production volumes, which can be significantly impacted by major maintenance events, changes in commodity prices and crude price differentials, refining crack spreads and foreign exchange rates as described in the Financial Information section of this MD&A. Trends in Suncor's quarterly net earnings (loss) and adjusted funds from operations are also affected by other significant events impacting operations, such as the COVID-19 pandemic beginning in the first quarter of 2020 and operational incidents.

In addition to the impacts of changes in production volumes and business environment, net earnings (loss) over the last eight quarters were affected by the following events or significant adjustments:

•   During the third quarter of 2022, in connection with the company entering into a conditional agreement to acquire Teck's interest in Fort Hills, as well as updates to the Fort Hills long-range plan including production and operating cost plans, the company recorded a non-cash impairment of $3.397 billion before-tax against its share of the Fort Hills assets.

•   During the third quarter of 2022, the company recognized $147 million of property damage insurance proceeds, in other income, related to the company's assets in Libya in the E&P segment.

•   During the third quarter of 2022, the company recorded a $65 million foreign exchange loss related to the sale of the company's share of its assets in Norway, in the E&P segment.

•   During the second quarter of 2022, as a result of the decision to restart the West White Rose Project, the company recorded a non-cash impairment reversal of $715 million before-tax on its share of the White Rose assets, in the E&P segment. Also during the second quarter of 2022, as a result of the company's expected sale of its E&P assets in Norway, and the subsequently reached agreement for such sale, the company recorded a non-cash impairment of $70 million before-tax against its share of its assets in Norway.

•   During the fourth quarter of 2021, the company recorded a gain of $227 million before-tax on the sale of the company's interest in the Golden Eagle Area Development, in the E&P segment.

•   During the third quarter of 2021, the company recorded a non-cash impairment reversal of $221 million before-tax against its share of the Terra Nova assets, in the E&P segment, as a result of the ALE Project moving forward and the benefit of royalty and financial support from the Government of Newfoundland and Labrador.

- During the third quarter of 2021, the company recorded a loss of $80 million before-tax for early repayment of long-term debt in financing expenses in the Corporate and Eliminations segment.

- During the first quarter of 2021, the company recorded a restructuring charge of $168 million before-tax related to workforce reductions in operating, selling and general expenses in the Corporate and Eliminations segment.

8. Capital Investment Update

Capital and Exploration Expenditures by Segment

Year ended December 31 ($ millions)	**2022**	2021	2020
Oil Sands	**3 540**	3 168	2 736
Exploration and Production[1]	**443**	270	489
Refining and Marketing	**816**	825	515
Corporate and Eliminations[2]	**188**	292	186
Total capital and exploration expenditures	**4 987**	4 555	3 926
Less: capitalized interest on debt	**(168)**	(144)	(120)
	4 819	4 411	3 806

(1) Excludes capital expenditures related to assets held for sale of $57 million in 2022.

(2) Excludes capital expenditures related to assets held for sale of $76 million in 2022.

Capital and Exploration Expenditures by Type, Excluding Capitalized Interest

Year ended December 31, 2022 ($ millions)	Asset Sustainment and Maintenance[1]	Economic Investment[2]	Total
Oil Sands			
Oil Sands Base	*1 231*	*442*	**1 673**
In Situ	*256*	*287*	**543**
Fort Hills	*336*	*1*	**337**
Syncrude	*746*	*106*	**852**
Exploration and Production[3]	—	420	**420**
Refining and Marketing	732	84	**816**
Corporate and Eliminations[4]	14	164	**178**
	3 315	1 504	**4 819**

(1) Asset sustainment and maintenance capital expenditures include capital investments that deliver on existing value by ensuring compliance or maintaining relations with regulators and other stakeholders, maintaining current processing capacity and delivering existing developed reserves.

(2) Economic investment capital expenditures include capital investments that result in an increase in value through adding reserves and improving processing capacity, utilization, cost or margin, including associated infrastructure.

(3) Excludes capital expenditures related to assets held for sale of $57 million in 2022.

(4) Excludes capital expenditures related to assets held for sale of $76 million in 2022.

In 2022, Suncor's capital expenditures on property, plant and equipment and exploration activities totalled $4.819 billion, excluding capitalized borrowing costs of $168 million, compared to $4.411 billion in 2021, excluding capitalized borrowing costs of $144 million.

Activity in 2022 included the following:

Oil Sands Base

Oil Sands Base asset sustainment and maintenance capital expenditures were $1.231 billion in 2022 and were primarily focused on ensuring continued safe, reliable and efficient operations. The company's planned maintenance program in 2022 included mine and tailings development and planned annual coker maintenance at Upgrader 2 and Upgrader 1.

Oil Sands Base economic capital of $442 million in 2022 was primarily focused on progressing the investment in low-carbon power generation by replacing its coke-fired boilers with a new cogeneration facility.

In Situ

In Situ capital expenditures were $543 million in 2022, of which $287 million was directed towards economic investment activities, which focused on the ongoing design and construction of well pads to develop additional reserves that are expected to maintain existing production levels at Firebag and MacKay River in future years as production from existing well pads declines. Asset sustainment and maintenance capital expenditures of $256 million were primarily directed towards the company's planned maintenance program, including significant planned turnaround activities at Firebag in 2022.

Fort Hills

Fort Hills capital expenditures were $337 million in 2022, the majority of which were directed towards asset sustainment

related to mine and tailings development to support ongoing operations, including spend aligned with the execution of its mine improvement plan which commenced in the fourth quarter of 2022 and includes an accelerated sequence of mine development relative to historical plans.

Syncrude

Syncrude capital expenditures were $852 million in 2022, the majority of which were directed toward asset sustainment and maintenance capital expenditures that focused on improving asset reliability, including its planned turnaround which took place in the third quarter and tailings development. Economic investment activities were directed towards progressing the Mildred Lake West Extension mining project.

Exploration and Production

E&P capital and exploration expenditures were $420 million in 2022, and were focused on economic investment projects, primarily related to the Terra Nova ALE Project, net of support from the Government of Newfoundland and Labrador, development work at the West White Rose Project and development drilling at Hebron.

Refining and Marketing

R&M capital expenditures were $816 million in 2022, of which $732 million was directed toward asset sustainment and maintenance capital expenditures that focused on the ongoing sustainment and enhancement of refinery and retail operations. This included planned turnaround activities at the company's Edmonton, Montreal and Sarnia refineries during the year.

R&M economic capital of $84 million in 2022 was primarily directed towards expanding and enhancing the company's sales and marketing business, including investment into the optimization of its retail operations.

Corporate

Corporate capital expenditures were $178 million in 2022, primarily directed towards the company's digital transformation, and the Forty Mile Wind Power Project, prior to the company's wind and solar assets being classified as assets held for sale in the second quarter of 2022.

Suncor anticipates 2023 capital expenditures to be directed to the following projects and initiatives:

Oil Sands operations

For 2023, plans for economic investment include capital to progress low-carbon power generation to replace the coke-fired boilers at Oil Sands Base, which is expected to be in service in late 2024, and capital related to the Upgrader 1 coke drum

replacement. Additional investment includes the ongoing design and construction of well pads to develop additional reserves that are expected to maintain existing production levels at Firebag and MacKay River in future years as production from existing well pads declines.

Asset sustainment and maintenance capital expenditures for 2023 are expected to include expenditures relating to tailings management and the company's planned maintenance program, including the significant planned turnaround at Oil Sands Base Upgrader 2.

Fort Hills

Asset sustainment and maintenance capital expenditures for 2023 are expected to focus on ongoing development of mining and tailings management projects to preserve production capacity and execute on the mine improvement plan, which includes an accelerated sequence of mine development relative to historical plans. Asset sustainment and maintenance expenditures for 2023 also include significant planned turnaround activities that are scheduled for the third quarter of 2023.

Syncrude

For 2023, plans for economic investment include capital to progress the Mildred Lake West Extension mining project.

Sustaining capital expenditures for 2023 are expected to focus on planned maintenance and reliability programs aimed at maintaining production capacity. In 2023, this includes planned turnaround activities in the second quarter as well as planned maintenance activities in the fourth quarter.

Exploration and Production

Economic investment for 2023 is expected to be primarily focused on development work at the West White Rose Project, as well as development activities at Hebron and Hibernia.

Refining and Marketing

Sustaining capital expenditures for 2023 are expected to focus on ongoing sustainment of refinery and retail operations, including planned refinery turnaround maintenance.

Economic investment projects in 2023 are expected to be primarily directed towards expanding and enhancing the company's sales and marketing business, including investment into the optimization of its retail and wholesale operations.

Corporate

For 2023, the company plans to continue to make economic investments in digital technology initiatives, as well as investments that support the company's progress towards its net-zero GHG emissions objective.

9. Financial Condition and Liquidity

Liquidity and Capital Resources

At December 31 ($ millions, except as noted)	**2022**	2021	2020
Cash flow provided by (used in)			
Operating activities	**15 680**	11 764	2 675
Investing activities	**(4 789)**	(3 977)	(4 524)
Financing activities	**(11 228)**	(7 464)	1 786
Foreign exchange loss on cash and cash equivalents	**112**	(3)	(12)
Increase (decrease) in cash and cash equivalents	**(225)**	320	(75)
Cash and cash equivalents, end of year	**1 980**	2 205	1 885
Return on Capital Employed (%)[1][2]	**19.4**	8.6	(6.9)
Net debt to adjusted funds from operations[1] (times)	**0.8**	1.6	5.1
Total debt to total debt plus shareholders' equity[1] (%)	**28.4**	33.4	37.8
Net debt to net debt plus shareholders' equity[1][3] (%)	**25.7**	30.6	35.7
Net debt to net debt plus shareholders' equity – excluding leases[1][3] (%)	**21.3**	26.6	32.1

(1) Non-GAAP financial measures or contains non-GAAP financial measures. See the Advisories – Non-GAAP and Other Financial Measures section of this MD&A.

(2) ROCE would have been 22.9% for the twelve months ended December 31, 2022, excluding the impact of the impairment reversal of $715 million ($542 million after-tax) and impairment of $70 million ($47 million after-tax) in the second quarter of 2022, and the impact of the impairment of $3.397 billion ($2.586 billion after-tax) in the third quarter of 2022. ROCE would have been 8.2% for the twelve months ended December 31, 2021, excluding the impact of the impairment reversal of $221 million ($168 million after-tax) in the third quarter of 2021. ROCE would have been (2.9%) for the twelve months ended December 31, 2020, excluding the impact of impairments of $559 million ($423 million after-tax) in the fourth quarter of 2020 and $1.821 billion ($1.376 billion after-tax) and $560 million ($422 million after-tax) in the first quarter of 2020.

(3) Beginning in 2021, the company added two supplemental debt metrics that reflect additional information that management uses to evaluate capital management.

Cash Flow Provided by Operating Activities

Cash flow provided by operating activities was $15.680 billion in 2022 compared to $11.764 billion in 2021. The increase was primarily due to higher crude oil and refined product realizations reflecting the improved business environment and higher crude production and refinery crude throughput. These factors were partially offset by an increase in royalties, primarily associated with higher crude price realizations, and increased operating expenses.

The current period cash flow provided by operating activities reflects a use of cash in working capital, primarily due to an increase in inventory balances and accounts receivable related to the increase in commodity prices and crude oil price realizations in 2022, and a net decrease in taxes payable due to income tax instalments paid throughout the year, partially offset by an increase in accounts payable and accrued liabilities. The prior period cash flow provided by operating activities reflects a source of cash in working capital, primarily due to a net increase in taxes payable related to the company's 2021 income tax expense, which was payable in early 2022, and an increase in accounts payable and accrued liabilities, partially offset by an increase in accounts receivable related to an increase in crude oil price realizations during 2021.

Cash Flow Used in Investing Activities

Cash flow used in investing activities was $4.789 billion in 2022 compared to $3.977 billion in 2021. The increase was primarily due to increased capital expenditures in the current year.

Cash Flow (Used in) Provided by Financing Activities

Cash flow used in financing activities was $11.228 billion in 2022, compared to $7.464 billion in 2021. The increase was primarily due to an increase in share repurchases, the significant decrease in long-term debt and increased and dividends, partially offset by a net increase in short-term debt in 2022 compared to a decrease in 2021.

Capital Resources

Suncor's capital resources consist primarily of cash flow provided by operating activities, cash and cash equivalents and available credit facilities, including commercial paper. Suncor's management believes the company will have sufficient capital resources to fund its planned 2023 capital spending program of $5.4 billion to $5.8 billion and to meet current and future working capital requirements through cash and cash equivalents balances, cash flow provided by operating activities, available committed credit facilities, issuing commercial paper and, if needed, accessing capital markets. The company's cash flow provided by operating activities depends on a number of factors, including commodity prices, production and sales volumes, refining and marketing margins, operating expenses, taxes, royalties and foreign exchange rates.

The company has invested cash in short-term financial instruments that are presented as cash and cash equivalents.

The objectives of the company's short-term investment portfolio are to ensure the preservation of capital, maintain adequate liquidity to meet Suncor's cash flow requirements and deliver competitive returns derived from the quality and diversification of investments within acceptable risk parameters. The maximum weighted average term to maturity of the short-term investment portfolio is not expected to exceed six months, and all investments will be with counterparties with investment grade debt ratings.

Available Sources of Liquidity

Cash and Cash Equivalents

Included in cash and cash equivalents of $1.980 billion at December 31, 2022, are short-term investments with weighted average days to maturity of approximately nine days. In 2022, the company earned approximately $6 million of interest income on these investments.

Financing Activities

Suncor's interest on debt and lease liabilities (before capitalized interest) in 2022 was $982 million, a decrease from $995 million in 2021, due to a significant decrease in long-term debt that occurred over the course of 2022, partially offset by increased interest on short-term debt as a result of a higher short-term debt balance and increased interest rates in 2022.

Available lines of credit at December 31, 2022, decreased to $2.900 billion compared to $4.247 billion at December 31, 2021. The decrease in liquidity was primarily due to an increase in short-term indebtedness. As of December 31, 2022, Suncor had approximately $4.9 billion of liquidity.

A summary of total and unutilized credit facilities at December 31, 2022, is as follows:

($ millions)	2022
Fully revolving and expires in 2025	3 000
Fully revolving and expires in 2024	2 707
Can be terminated at any time at the option of the lenders	1 520
Total credit facilities	7 227
Credit facilities supporting outstanding commercial paper	(2 807)
Credit facilities supporting standby letters of credit	(1 148)
Total unutilized credit facilities[(1)]	3 272

(1) Available credit facilities for liquidity purposes were $2.900 billion at December 31, 2021 (December 31, 2020 – $4.427 billion).

Total Debt to Total Debt Plus Shareholders' Equity

Suncor is subject to financial and operating covenants related to its bank debt and public market debt. Failure to meet the terms of one or more of these covenants may constitute an "event of default" as defined in the respective debt agreements, potentially resulting in accelerated repayment of one or more of the debt obligations. The company is in compliance with its financial covenant that requires total debt to not exceed 65% of its total debt plus shareholders' equity. At December 31,

2022, total debt to total debt plus shareholders' equity was 28.4% (December 31, 2021 – 33.4%), a decrease from the prior year due to lower debt levels and higher shareholders' equity as a result of increased net earnings. The company is currently in compliance with all operating covenants as at December 31, 2022.

Change in Debt

($ millions)	2022
Total debt[(1)] – December 31, 2021	18 354
Net decrease in long-term debt	(5 128)
Net increase in short-term debt	1 473
Increase in lease liability	524
Lease payments	(329)
Foreign exchange on debt, and other	725
Total debt[(1)] – December 31, 2022	15 619
Less: Cash and cash equivalents – December 31, 2022	1 980
Net debt[(1)] – December 31, 2022	13 639

(1) Non-GAAP financial measures. See the Advisories – Non-GAAP and Other Financial Measures section of this MD&A.

At December 31, 2022, Suncor's net debt was $13.639 billion, compared to $16.149 billion at December 31, 2021. During 2022, net debt decreased by $2.510 billion, primarily due to a significant decrease long-term debt and lease principal payments made in 2022, partially offset by an increase in short-term indebtedness, unfavourable foreign exchange rates on U.S. dollar denominated debt compared to December 31, 2021, a decrease in cash and cash equivalents relative to the prior year, and leases entered into during the year.

For the year ended December 31, 2022, the company's net debt to adjusted funds from operations measure was 0.8 times, which is lower than management's maximum target of less than 3.0 times.

Credit Ratings

The company's credit ratings impact its cost of funds and liquidity. In particular, the company's ability to access unsecured funding markets and to engage in certain activities on a cost-effective basis is primarily dependent upon maintaining a strong credit rating. A lowering of the company's credit rating may also have potentially adverse consequences for the company's funding capacity or access to the capital markets, may affect the company's ability, and the cost, to enter into normal course derivative or hedging transactions, and may require the company to post additional collateral under certain contracts.

As at March 6, 2023, the company's long-term senior debt ratings are:

Long-Term Senior Debt	Rating	Long-Term Outlook
S&P Global Ratings	BBB	Negative
DBRS Morningstar	A (low)	Stable
Moody's Investors Service	Baa1	Stable
Fitch Ratings	BBB+	Stable

As at March 6, 2023, the company's commercial paper ratings are:

Commercial Paper	Cdn Program Rating	U.S. Program Rating
S&P Global Ratings	Not rated	A-2
DBRS Morningstar	R-1 (low)	Not rated
Moody's Investors Service	Not rated	P-2
Fitch Ratings	Not rated	F-1

Refer to the Description of Capital Structure – Credit Ratings section of Suncor's 2022 AIF for a description of credit ratings listed above.

Common Shares

Outstanding Shares

(thousands)	December 31, 2022
Common shares	1 337 471
Common share options – exercisable	16 407
Common share options – non-exercisable	4 661

As at March 3, 2023, the total number of common shares outstanding was 1,326,911,330 and the total number of exercisable and non-exercisable common share options outstanding was 20,507,798. Once exercisable, each outstanding common share option may be exercised for one common share.

Share Repurchases

In the first quarter of 2022, the TSX accepted a notice filed by Suncor to renew its NCIB to repurchase up to 5% of the company's outstanding common shares through the facilities of the TSX, NYSE and/or alternative trading systems. The notice provided that, beginning February 8, 2022, and ending February 7, 2023, Suncor may purchase for cancellation up to 71,650,000 common shares, which is equal to approximately 5%

of Suncor's issued and outstanding common shares as at the date hereof. As at January 31, 2022, Suncor had 1,435,748,494 common shares issued and outstanding.

During the second quarter of 2022, and following the Board's approval to increase the company's share repurchase program to up to 10% of the company's public float, Suncor received approval from the TSX to amend its existing NCIB effective as of the close of markets on May 11, 2022, to increase the maximum number of common shares that may be repurchased in the period beginning February 8, 2022, and ending February 7, 2023, from 71,650,000 common shares, or approximately 5% of Suncor's issued and outstanding common shares as at January 31, 2022, to 143,500,000, or approximately 10% of Suncor's public float as at January 31, 2022.

Subsequent to the fourth quarter of 2022, the TSX accepted a notice filed by Suncor to renew its NCIB to purchase the company's common shares through the facilities of the TSX, NYSE and/or alternative trading systems. The notice provides that, beginning February 17, 2023, and ending February 16, 2024, Suncor may purchase for cancellation up to 132,900,000 common shares, which is equal to approximately 10% of Suncor's public float as of February 3, 2023. On February 3, 2023, Suncor had 1,330,006,760 common shares issued and outstanding.

Pursuant to Suncor's previous NCIB, as amended on May 9, 2022, Suncor agreed that it would not purchase more than 143,500,000 common shares between February 8, 2022, and February 7, 2023. Between February 8, 2022, and February 7, 2023, and pursuant to Suncor's previous NCIB (as amended), Suncor repurchased 118,143,500 shares on the open market for approximately $5.248 billion, at a weighted average price of $44.42 per share.

Between February 17, 2023, and March 3, 2023, and pursuant to Suncor's current NCIB (as renewed), Suncor repurchased 2,769,200 shares on the open market, representing the equivalent of 0.2% of its common shares as at February 3, 2023, for $128 million, at a weighted average price of $46.12 per share.

The actual number of common shares that may be repurchased under the NCIB and the timing of any such purchases will be determined by Suncor. Suncor believes that, depending on the trading price of its common shares and other relevant factors, repurchasing its common shares represents an attractive investment opportunity and is in the best interests of the company and its shareholders. The company does not expect that the decision to allocate cash to repurchase shares will affect its long-term strategy.

At December 31 ($ millions, except as noted)	2022	2021	2020
Share repurchase activities (thousands of common shares)			
Shares repurchased	116 908	83 959	7 527
Share repurchase cost	5 135	2 304	307
Weighted average repurchase price per share (dollars per share)	43.92	27.45	40.83

Contractual Obligations, Commitments, Guarantees and Off-Balance Sheet Arrangements

In addition to the enforceable and legally binding obligations in the table below, Suncor has other obligations for goods and services that were entered into in the normal course of business, which may terminate on short notice, including commitments for the purchase of commodities for which an active, highly liquid market exists, and which are expected to be resold shortly after purchase.

The company does not believe it has any guarantees or off-balance sheet arrangements that have, or are reasonably likely to have, a current or future material effect on the company's financial condition or financial performance, including liquidity and capital resources.

In the normal course of business, the company is obligated to make future payments, including contractual obligations and non-cancellable commitments.

($ millions)	Payment due by period						
	2023	2024	2025	2026	2027	Thereafter	Total
Long-term debt[1]	568	568	498	985	556	16 317	**19 492**
Decommissioning and restoration costs[2]	351	397	443	439	440	20 296	**22 366**
Long-term contracts, pipeline capacity and energy services commitments[3]	1 718	1 622	1 469	1 216	1 309	7 678	**15 012**
Exploration work commitments[3]	—	—	53	1	—	486	**540**
Lease obligations[4]	477	420	387	340	312	3 047	**4 983**
Other long-term obligations[5]	5	20	20	20	20	—	**85**
Total	**3 119**	**3 027**	**2 870**	**3 001**	**2 637**	**47 824**	**62 478**

(1) Includes long-term debt and interest payments on long-term debt. Refer to note 21 and note 27 of Suncor's 2022 audited Consolidated Financial Statements.

(2) Represents the undiscounted and uninflated amount of decommissioning and restoration costs. Refer to note 24 of Suncor's 2022 audited Consolidated Financial Statements.

(3) Refer to note 32 of Suncor's 2022 audited Consolidated Financial Statements.

(4) Refer to note 21 and note 27 of Suncor's 2022 audited Consolidated Financial Statements.

(5) Includes Libya EPSA signature bonus and merger consent. Please refer to note 22 of Suncor's 2022 audited Consolidated Financial Statements.

Transactions with Related Parties

The company enters into transactions with related parties in the normal course of business, which includes purchases of feedstock, distribution of refined products, and the sale of refined products and byproducts. These transactions are with joint ventures and associated entities in the company's R&M operations, including pipeline, refined product and petrochemical companies. For more information on these transactions and for a summary of Compensation of Key Management Personnel, refer to note 31 of the 2022 audited Consolidated Financial Statements.

Financial Instruments

The company uses derivative financial instruments, such as physical and financial contracts, to manage certain exposures to fluctuations in interest rates, commodity prices and foreign currency exchange rates as part of its overall risk management program, as well as for trading purposes. For the year ended December 31, 2022, the pre-tax earnings impact of risk management and trading activities was a loss of $187 million (2021 – pre-tax loss of $155 million).

Gains or losses related to derivatives are recorded as Other Income in the Consolidated Statements of Comprehensive Income.

($ millions)	2022	2021
Fair value outstanding, beginning of year	**(98)**	(121)
Cash settlements – paid during the year	**220**	178
Changes in fair value recognized in earnings during the year	**(187)**	(155)
Fair value outstanding, end of year	**(65)**	(98)

The fair value of derivative financial instruments is recorded on the Consolidated Balance Sheets.

Fair value of derivative contracts at December 31 ($ millions)	2022	2021
Accounts receivable	**143**	123
Accounts payable	**(208)**	(221)
	(65)	(98)

Risks Associated with Derivative Financial Instruments

Suncor may be exposed to certain losses in the event that counterparties to derivative financial instruments are unable to fulfil their obligations under these contracts. The company minimizes this risk by entering into agreements with investment grade counterparties. Risk is also minimized through regular management review of the potential exposure to and credit ratings of such counterparties. Suncor's exposure is limited to those counterparties holding derivative contracts with net positive fair values at a reporting date.

Suncor's risk management activities are subject to periodic reviews by management to determine appropriate hedging requirements based on the company's tolerance for exposure to market volatility, as well as the need for stable cash flow to finance future growth. Commodity risk management and trading activities are governed by a separate risk management group that reviews and monitors practices and policies and provides independent verification and valuation of these activities.

For further details on our derivative financial instruments, including assumptions made in the calculation of fair value, a sensitivity analysis of the effect of changes in commodity prices on our derivative financial instruments, and additional discussion of exposure to risks and mitigation activities, refer to note 27 of the company's 2022 audited Consolidated Financial Statements.

10. Accounting Policies and Critical Accounting Estimates

Suncor's significant accounting policies are described in note 3 of the audited Consolidated Financial Statements for the year ended December 31, 2022.

Adoption of New IFRS Standards

The standards, amendments and interpretations that are adopted up to the date of authorization of the company's consolidated financial statements, and that may have an impact on the disclosures and financial position of the company are disclosed below.

Property, Plant and Equipment: Proceeds before Intended Use

In May 2020, the IASB issued *Property, Plant and Equipment: Proceeds before Intended Use (Amendments to IAS 16)*. The amendments prohibit a company from deducting from the cost of property, plant and equipment revenues received from selling items produced while the company is preparing the asset for its intended use. Instead, a company will recognize such sales proceeds and related costs in profit or loss. The company adopted the amendments prospectively on the effective date January 1, 2022, and there was no impact to the consolidated financial statements as a result of the initial application.

Onerous Contracts – Cost of Fulfilling a Contract

In May 2020, the IASB issued *Onerous Contracts – Cost of Fulfilling a Contract (Amendments to IAS 37)*. The amendments specify which costs an entity includes in determining the cost of fulfilling a contract for the purpose of assessing whether the contract is onerous. The company adopted the amendments prospectively on the effective date January 1, 2022, and there was no impact to the consolidated financial statements as a result of the initial application.

Fees in the "10 per cent" Test for Derecognition of Financial Liabilities

In May 2020, the IASB issued *Fees in the "10 per cent" Test for Derecognition of Financial Liabilities (Amendment to IFRS 9)*. The amendment clarifies the fees a company includes when assessing whether the terms of a new or modified financial liability are substantially different from the terms of the original financial liability. The company adopted the amendments prospectively on the effective date January 1, 2022, and there was no impact to the consolidated financial statements as a result of the initial application.

Recently Announced Accounting Pronouncements

The standards, amendments and interpretations that are issued, but not yet effective up to the date of authorization of the company's consolidated financial statements, and that may have an impact on the disclosures and financial position

of the company are disclosed below. The company intends to adopt these standards, amendments and interpretations when they become effective.

Non-current Liabilities with Covenants

In October 2022, the IASB issued *Non-current Liabilities with Covenants (Amendments to IAS 1)*. The amendments improved the information an entity provides when its right to defer settlement of a liability for at least twelve months is subject to compliance with covenants. The amendments are effective January 1, 2024, with early adoption permitted. The company does not anticipate any significant impact from these amendments on the consolidated financial statements as a result of the initial application.

Lease Liability in a Sale and Leaseback

In September 2022, the IASB issued *Lease Liability in a Sale and Leaseback (Amendments to IFRS 16)*. The amendments add subsequent measurement requirements for sale and leaseback transactions. The amendments are effective January 1, 2024, with early adoption permitted. The company does not currently have any sale and leaseback transactions and therefore does not anticipate any changes resulting from these amendments on the consolidated financial statements as a result of the initial application.

Significant Accounting Estimates and Judgments

The preparation of financial statements in accordance with IFRS requires management to make estimates and judgments that affect reported assets, liabilities, revenues, expenses, gains, losses and disclosures of contingencies. These estimates and judgments are subject to change based on experience and new information.

Climate Change and Energy Transition

Suncor supports the goals of the Paris Agreement and is committed to achieving the long-term target of net zero GHG emissions by 2050 from its facilities, including those in which it has a working interest. Addressing climate change and providing the secure and reliable energy the world needs requires investment, technological advancement, product innovation, regulatory support and collaborative partnerships, such as the Pathway's Alliance. The rate of change of public policy, consumer behavior, and resulting demand for low carbon options is not certain. Suncor is committed to reducing emissions in our base business, while expanding in complementary low-emissions businesses and working with our customers, governments and partners to realize our shared climate objectives.

Climate change and the transition to a low-emissions economy was considered in preparing the consolidated financial statements, primarily in estimating commodity prices used in impairment and reserves analysis. These may have significant impacts on the currently reported amounts of the company's

assets and liabilities discussed below and on similar assets and liabilities that may be recognized in the future. As part of its ongoing business planning, Suncor estimates future costs associated with GHG emissions in its operations and in the evaluation of future projects. The company uses future climate scenarios to test and assess the resilience of its strategy.

The financial statement areas that require significant estimates and judgments are as follows:

Oil and Gas Reserves

The company's estimate of oil and gas reserves is considered in the measurement of depletion, depreciation, impairment, and decommissioning and restoration obligations. The estimation of reserves is an inherently complex process and involves the exercise of professional judgment. All reserves have been evaluated at December 31, 2022, by independent qualified reserves evaluators. Oil and gas reserves estimates are based on a range of geological, technical and economic factors, including projected future rates of production, projected future commodity prices, engineering data, and the timing and amount of future expenditures, all of which are subject to uncertainty. Estimates reflect market and regulatory conditions existing at December 31, 2022, which could differ significantly from other points in time throughout the year, or future periods. Changes in market and regulatory conditions and assumptions, as well as climate change, and the evolving worldwide demand for energy and global advancement of alternative sources of energy that are not sourced from fossil fuels can materially impact the estimation of net reserves. The timing in which global energy markets transition from carbon-based sources to alternative energy is highly uncertain.

Oil and Gas Activities

The company is required to apply judgment when designating the nature of oil and gas activities as exploration, evaluation, development or production, and when determining whether the costs of these activities shall be expensed or capitalized.

Exploration and Evaluation Costs

Certain exploration and evaluation costs are initially capitalized with the intent to establish commercially viable reserves. The company is required to make judgments about future events and circumstances and applies estimates to assess the economic viability of extracting the underlying resources. The costs are subject to technical, commercial and management review to confirm the continued intent to develop the project. Level of drilling success or changes to project economics, resource quantities, expected production techniques, production costs and required capital expenditures are important judgments when making this determination. Management uses judgment to determine when these costs are reclassified to Property, Plant and Equipment based on several factors, including the existence of reserves, appropriate approvals from regulatory bodies, joint arrangement partners and the company's internal project approval process.

Determination of Cash Generating Units (CGUs)

A CGU is the lowest grouping of integrated assets that generate identifiable cash inflows that are largely independent of the cash inflows of other assets or groups of assets. The allocation of assets into CGUs requires significant judgment and interpretations with respect to the integration between assets, the existence of active markets, similar exposure to market risks, shared infrastructure and the way in which management monitors the operations.

Asset Impairment and Reversals

Management applies judgment in assessing the existence of impairment and impairment reversal indicators based on various internal and external factors.

The recoverable amount of CGUs and individual assets is determined based on the higher of fair value less costs of disposal or value-in-use calculations. The key estimates the company applies in determining the recoverable amount normally include estimated future commodity prices, discount rates, expected production volumes, future operating and development costs, income taxes and refining margins. In determining the recoverable amount, management may also be required to make judgments regarding the likelihood of occurrence of a future event. Changes to these estimates and judgments will affect the recoverable amounts of CGUs and individual assets and may then require a material adjustment to their related carrying value. In addition, climate change, and the evolving worldwide demand for energy and global advancement of alternative sources of energy that are not sourced from fossil fuels could result in a change in assumptions used in determining the recoverable amount and could affect the carrying value and useful life of the related assets. The timing in which global energy markets transition from carbon-based sources to alternative energy is highly uncertain.

Decommissioning and Restoration Costs

The company recognizes liabilities for the future decommissioning and restoration of Exploration and Evaluation assets and Property, Plant and Equipment based on estimated future decommissioning and restoration costs. Management applies judgment in assessing the existence and extent as well as the expected method of reclamation of the company's decommissioning and restoration obligations at the end of each reporting period. Management also uses judgment to determine whether the nature of the activities performed is related to decommissioning and restoration activities or normal operating activities.

Actual costs are uncertain and estimates may vary as a result of changes to relevant laws and regulations related to the use of certain technologies, the emergence of new technology, operating experience, prices and closure plans. The estimated timing of future decommissioning and restoration may change due to certain factors, including reserves life. Changes to estimates related to future expected costs, discount rates, inflation assumptions and timing may have a material impact on the amounts presented. In addition, climate change, and the evolving worldwide demand for energy and global advancement of alternative sources of energy that are not sourced from fossil fuels could result in a change in assumptions used in determining the carrying value of the

liabilities. The timing in which global energy markets transition from carbon-based sources to alternative energy is highly uncertain.

Employee Future Benefits

The company provides benefits to employees, including pensions and other post-retirement benefits. The cost of defined benefit pension plans and other post-retirement benefits received by employees is estimated based on actuarial valuation methods that require professional judgment. Estimates typically used in determining these amounts include, as applicable, rates of employee turnover, future claim costs, discount rates, future salary and benefit levels, the return on plan assets, mortality rates and future medical costs. Changes to these estimates may have a material impact on the amounts presented.

Other Provisions

The determination of other provisions, including, but not limited to, provisions for royalty disputes, onerous contracts, litigation and constructive obligations, is a complex process that involves judgment about the outcomes of future events, the interpretation of laws and regulations, and estimates on the timing and amount of expected future cash flows and discount rates.

Income Taxes

Management evaluates tax positions, annually or when circumstances require, which involves judgment and could be subject to differing interpretations of applicable tax legislation. The company recognizes a tax provision when a payment to tax authorities is considered probable. However, the results of audits and reassessments and changes in the interpretations of standards may result in changes to those positions and, potentially, a material increase or decrease in the company's assets, liabilities and net earnings.

Deferred tax assets are recognized when it is considered probable that deductible temporary differences will be recovered in the foreseeable future. To the extent that future taxable income and the application of existing tax laws in each jurisdiction differ significantly from the company's estimate, the ability of the company to realize the deferred tax assets could be impacted.

Deferred tax liabilities are recognized when there are taxable temporary differences that will reverse and result in a future outflow of funds to a taxation authority. The company records a provision for the amount that is expected to be settled, which requires judgment as to the ultimate outcome. Deferred tax liabilities could be impacted by changes in the company's judgment of the likelihood of a future outflow and estimates of the expected settlement amount, timing of reversals, and the tax laws in the jurisdictions in which the company operates.

11. Risk Factors

Suncor is committed to a proactive program of enterprise risk management intended to enable decision-making through consistent identification and assessment of risks inherent to its assets, activities and operations. Some of these risks are common to operations in the oil and gas industry as a whole, while some are unique to Suncor. The realization of any of the following risks could have a material adverse effect on Suncor's business, financial condition, reserves and results of operations.

Volatility of Commodity Prices

Suncor's financial performance is closely linked to prices for crude oil in the company's upstream business and prices for refined petroleum products in the company's downstream business and, to a lesser extent, to natural gas and electricity prices in the company's upstream business where natural gas and electricity are both inputs and outputs of production processes. The prices for all of these commodities can be influenced by global and regional supply and demand factors, which are factors that are beyond the company's control and can result in a high degree of price volatility.

Crude oil prices are also affected by, among other things, global economic health (particularly in emerging markets), market access constraints, regional and international supply and demand imbalances, political developments and government action, decisions by OPEC+ regarding quotas on its members, compliance or non-compliance with quotas agreed upon by OPEC+ members and other countries, and weather. These factors impact the various types of crude oil and refined products differently and can impact differentials between light and heavy grades of crude oil (including blended bitumen), and between conventional oil and SCO.

Refined petroleum product prices and refining margins are also affected by, among other things, crude oil prices, the availability of crude oil and other feedstock, levels of refined product inventories, regional refinery availability, market access, marketplace competitiveness, regulatory compliance costs and other local market factors. Natural gas prices in North America are affected by, among other things, supply and demand, inventory levels, weather and prices for alternative energy sources. Decreases in product margins or increases in natural gas prices could have a material adverse effect on Suncor's business, financial condition, reserves and results of operations.

In addition, oil and natural gas producers in North America, and particularly in Canada, may receive discounted prices for their production relative to certain international prices, due in part to constraints on the ability to transport and sell such products to international markets. A failure to resolve such constraints may result in continued discounted or reduced commodity prices realized by oil and natural gas producers. Suncor's production from Oil Sands includes significant quantities of bitumen and SCO that may trade at a discount to light and medium crude oil. Bitumen and SCO are typically more expensive to produce and process. In addition, the market prices for these products may differ from the established market indices for light and medium grades of crude oil. As a result, the price received for bitumen and SCO may differ from the benchmark they are priced against.

Wide differentials or a prolonged period of low and/or volatile commodity prices, particularly for crude oil, could have a material adverse effect on Suncor's business, financial condition, reserves and results of operations, and may also lead to the impairment of assets, or to the cancellation or deferral of Suncor's growth projects.

Commodity prices could be materially and adversely affected by the outbreak of epidemics, pandemics and other public health crises in geographic areas in which Suncor has operations, suppliers, customers or employees, including the COVID-19 pandemic and the ongoing uncertainty as to the extent and duration of the pandemic, as well as uncertainty surrounding new variations or mutations of the COVID-19 virus. Actions that have and may be taken by governmental authorities in response to the ongoing COVID-19 pandemic have resulted, and may continue to result in, a reduction in the demand for, and prices of, commodities that are closely linked to Suncor's financial performance, including crude oil, refined petroleum products (such as jet fuel and gasoline), natural gas and electricity. Such actions may also increase the risk that storage for crude oil and refined petroleum products could reach capacity in certain geographic locations in which Suncor operates. A prolonged period of decreased demand for, and prices of, these commodities, and any applicable storage constraints, could also result in voluntary curtailment or shutting in production and a decrease in Suncor's refined product volumes and refinery utilization rates.

Carbon Risk

Public support for climate change action and receptivity to alternative or renewable energy technologies has grown in recent years. Governments in Canada and around the world have responded to these shifting societal attitudes by adopting ambitious emissions reduction targets and supporting legislation, including measures relating to carbon pricing, clean energy and fuel standards, and alternative energy incentives and mandates. There has also been increased activism and public opposition to fossil fuels, and oil sands in particular.

Existing and future laws and regulations in support of a transition to low-carbon energy and climate change action may impose significant constraints on fossil fuel development. Concerns over climate change, fossil fuel extraction, GHG emissions, and water and land-use practices could lead governments to enact additional or more stringent laws and regulations applicable to Suncor and other companies in the energy industry in general, and in the oil sands industry in particular. These risks to the oil sands industry can be offset over time through the commercialization and implementation of low-carbon technologies (e.g., carbon capture, utilization and sequestration) and by increasing growth in low-carbon energies such as hydrogen, renewable fuels and power.

Changes to environmental regulations, including regulations relating to climate change, could impact the demand for the company's products or could require increased capital expenditures, operating expenses, abandonment and reclamation obligations, and distribution costs. These potential added costs may not be recoverable in the marketplace and may result in some current operations or growth projects

becoming less profitable or uneconomic. Such regulatory changes could require Suncor to invest further into the development of technologies or other energy products. Such technology development or growth projects could require a significant investment of capital and resources, and any delay in or failure to identify, develop and deploy such technologies or obtain regulatory approvals for these technology projects could prevent Suncor from being able to successfully compete with other companies. More stringent GHG emissions regulations in the jurisdictions in which Suncor operates may also make it difficult for Suncor to compete with companies operating in other jurisdictions with less costly regulations. In addition, legislation or policies that limit the purchase of production from the oil sands may be adopted in domestic and/or foreign jurisdictions, which, in turn, may limit the world market for Suncor's upstream production and reduce the prices the company receives for its petroleum products, and could result in delayed development, stranded assets or the company being unable to further develop its hydrocarbon resources. The complexity, breadth and velocity of changes in GHG emissions regulations make it difficult to predict the potential impact to Suncor.

Suncor continues to monitor international and domestic efforts to address climate change. While GHG regulations and targets will continue to become more stringent, and while Suncor continues its efforts to reduce its GHG emissions, the absolute operational GHG emissions of the company may rise as a result of growth, mergers and acquisition activities, and changes in the operatorship of assets by Suncor or affiliates. This is particularly relevant in 2022 with Suncor's increase in operated emissions by assuming operatorship of Syncrude in 2021 followed by an increase in equity emissions with Suncor's purchase of 14.65% additional working interest in Fort Hills from Teck, which closed on February 2, 2023. Increases in GHG emissions may impact the profitability of the company's projects, as Suncor will be subject to incremental levies and taxes. There is also a risk that Suncor could face litigation initiated by third parties relating to climate change, including litigation pertaining to GHG emissions, the production, sale, or promotion of fossil fuels and petroleum products, and/or disclosure. For example, the Board of County Commissioners of Boulder County, the Board of County Commissioners of San Miguel County and the City of Boulder, all of Colorado, have brought an action against Suncor and certain of its subsidiaries seeking, among other things, compensation for impacts they allege with respect to climate change. In addition, the mechanics of implementation and enforcement of the *Oil Sands Emissions Limit Act* and the federal government's stated intention to cap and reduce emissions from the oil and gas sector by setting five-year targets to achieve net zero by 2050 are currently under review and it is not yet possible to predict the impact on Suncor. However, such impact could be material.

These developments and future developments could adversely impact the demand for Suncor's products, the ability of Suncor to maintain and grow its production and reserves, and Suncor's reputation, and could have a material adverse effect on Suncor's business, financial condition, reserves and results of operations.

Greenhouse Gas Emissions and Targets

Among other sustainability goals, Suncor's strategic objective is to be a net-zero GHG emissions company by 2050 and the company has set ambitious near-term goals to reduce

emissions across its value chain. The company's ability to deliver GHG emissions reductions is subject to numerous risks and uncertainties, and our actions taken to implement these objectives may also expose Suncor to certain additional and/or heightened financial and operational risks.

A reduction in GHG emissions relies on, among other things, Suncor's ability to implement and improve energy efficiency at all of its facilities, future development and growth opportunities, development and deployment of new technologies, ability to sequester and capture carbon, investment in low-carbon power and hydrogen, as well as a transition to low-carbon fuels. In the event that Suncor is unable to implement these strategies and technologies as planned without negatively impacting our expected operations or business plans, or in the event that such strategies or technologies do not perform as expected, Suncor may be unable to meet our GHG targets on the current timelines, or at all.

In addition, achieving the company's GHG emissions reduction targets could require significant capital expenditures and resources, with the potential that the costs required to achieve our target and goals materially differ from our original estimates and expectations, and these differences may be material. In addition, while the intent is to improve efficiency and increase the offering of low-carbon energy, the shift in resources and focus towards emissions reduction could have a negative impact on our operating results. The overall final cost of investing in and implementing an emissions reduction strategy and technologies in furtherance of such strategy, and the resultant change in the deployment of the company's resources and focus, could have a material adverse effect on Suncor's business, financial condition, reserves and results of operations.

Environmental Compliance

Tailings Management and Water Release

Each oil sands mine is required under the Alberta Energy Regulator's (AER) Directive 085 – Fluid Tailings Management for Oil Sands Mining Projects (the Tailings Directive) to seek approval for its updated fluid tailings management plan. If a mine fails to meet a condition of its approved plan, the applicable company could be subject to enforcement actions, including being required to curtail production, and financial consequences, including being subject to a compliance levy or being required to post additional security under the Mine Financial Security Program (MFSP). The full impact of the Tailings Management Framework (TMF), the Tailings Directive and updates to the dam regulations, including the financial consequences of exceeding compliance levels, is not yet fully known, as certain associated policy updates and regulation updates are still under development. Such updates could also restrict the technologies that the company may employ for tailings management and reclamation, which could adversely impact the company's business plans. There could also be risks if the company's tailings management operations fail to operate as anticipated. The occurrence of any of the foregoing could have a material adverse effect on Suncor's business, financial condition, reserves and results of operations.

The five-year review for the TMF may be initiated in 2023, which could result in changes to tailings management requirements. The Alberta government has also been working to develop provincial water release policy guidance which is

expected to be completed in 2023. In addition, Environment and Climate Change Canada's work to meet its 2025 timeline for development of the federal Oil Sands Mine Effluent Regulation (OSMER) is progressing. If implemented, OSMER will help enable oil sands companies to return treated mine water to the Athabasca River. Suncor's tailings and reclamation plans are aligned with the current TMF and the OSMER timing and changes to either could result in plan changes.

Suncor supports an integrated water management approach for effective operations, successful reclamation and closure, and positive environmental outcomes. The inability to release treated mine water to the environment continues to result in an increase to both water quality concerns and water containment concerns at Suncor mine sites, which impacts current operations and reclamation and closure planning. Suncor believes that an integrated water management approach to support operations and successful reclamation and closure requires the release of treated oil sands mine water to the environment. The absence of an effective regulatory framework in this area could impact operations and the success and timing of closure and reclamation plans, which could have a material adverse effect on Suncor's business, financial condition, reserves and results of operations.

Alberta's Land-Use Framework

The implementation of, and compliance with, the terms of Alberta's Land-Use Framework through the Lower Athabasca Regional Plan (LARP) may adversely impact Suncor's current properties and projects in northern Alberta due to, among other things, environmental limits and thresholds. The impact of the LARP on Suncor's operations may be outside of the control of the company, as Suncor's operations could be impacted as a result of restrictions imposed due to the cumulative impact of development by the other operators in the area and not solely in relation to Suncor's direct impact. The uncertainty of changes in Suncor's future development and existing operations required as a result of any future updates or changes to the LARP or its associated frameworks, could have a material adverse effect on Suncor's business, financial condition, reserves and results of operations.

Water Management Regulations

Canada

Suncor currently relies on water obtained under licences and permits from government and regulators in its operating areas. Water licences and permits, like all regulatory approvals, contain conditions to be met in order to maintain compliance with the licence. There can be no assurance that the licences to withdraw and use water will not be rescinded or that additional conditions will not be added. It is also possible that regional water management approaches may require water-sharing agreements between stakeholders. In addition, any changes or expansions of the company's projects may rely on securing licences and permits for additional water withdrawal and use, and there can be no assurance that these licences will be granted in a timely manner or that they will be granted on terms favourable to Suncor. There is also a risk that future laws or changes to existing laws or regulations relating to water access or water management could cause capital expenditures and operating expenses relating to water licence compliance to increase. The occurrence of any of the foregoing could have a material adverse effect on Suncor's business, financial condition, reserves and results of operations.

U.S.

The Commerce City refinery's water discharge permit is currently subject to a renewal process. In late 2021, the Water Division for the Colorado Department of Public Health and Environment (CDPHE) issued a draft water permit that contains new and additional proposed requirements, including with respect to those related to per- and polyfluoroalkyl substances, that could have a material adverse effect on Suncor's business, financial condition and results of operations. Suncor is reviewing the draft permit and will proceed through the permit renewal process.

Biodiversity

Species at risk exist in the areas where Suncor conducts its operations. For example, existing, planned and potential future projects in Alberta are located within the range of woodland caribou, which have been identified as "threatened" under the *Species at Risk Act* (Canada). In response to the Government of Canada's Recovery Strategy for the Woodland Caribou, provincial caribou range plans are being developed through sub-regional planning. The development and implementation of sub-regional plans in these areas may have an impact on the pace and amount of development in these areas and could potentially increase costs due to restoration or offsetting requirements, which could have a material adverse effect on Suncor's business, financial condition, reserves and results of operations.

Pursuant to the Alberta Wetland Policy, future development in wetland areas may be obligated to avoid wetlands or mitigate the development's effects on wetlands. Certain Suncor operations and growth projects where wetlands are regionally abundant will be affected by aspects of the policy where avoidance is not possible and wetland reclamation or replacement may be required, which could have a material adverse effect on Suncor's business, financial condition, reserves and results of operations. Wetland replacement costs are based on wetland value and may be especially high for future oil sands projects and expansions due to the limited opportunity to avoid or minimize impacts to wetlands.

Air and Water Quality Management

A number of Canadian federal, provincial and U.S. federal and state air and water quality regulations and frameworks are in place currently and being developed, changed and/or implemented, which could have an impact on the company's existing operations and planned projects including by, among other things, requiring the company to invest additional capital or incur additional operating and compliance expenses, including, among other things, potentially requiring the company to retrofit equipment to meet new requirements and increase monitoring and mitigation plans. The full impact of these regulations and frameworks is not yet known; however, they could have a material adverse effect on Suncor's business, financial condition, reserves and results of operations.

Market Access

The markets for bitumen blends or heavy crude oil are more limited than those for light crude oil, making them more susceptible to supply and demand changes and imbalances (whether as a result of the availability, proximity, and capacity of pipeline facilities, railcars or otherwise). Heavy crude oil generally receives lower market prices than light crude oil, due principally to the lower quality and value of the refined product yield and the higher cost to transport the more viscous

product on pipelines, and this price differential can be amplified due to supply and demand imbalances.

Market access for Suncor's oil sands production may be constrained by insufficient pipeline takeaway capacity, including the lack of new pipelines due to an inability to secure required approvals and negative public perception. In order to secure future market access, financial commitments could be made for projects that do not proceed. There is a risk that constrained market access for oil sands production, growing inland production and refinery outages could create widening differentials that could impact the profitability of product sales. Market access for refined products may also be constrained by insufficient takeaway capacity, which could create a supply/demand imbalance. The occurrence of any of the foregoing could have a material adverse effect on the company's business, financial condition, reserves and results of operations.

Major Operational Incidents (Safety, Environmental and Reliability)

Each of Suncor's primary operating businesses – Oil Sands, E&P and Refining and Marketing – requires significant levels of investment in the design, operation, maintenance and decommissioning of facilities, and carries the additional economic risk associated with operating reliably or enduring a protracted operational outage. The breadth and level of integration of Suncor's operations adds complexity.

The company's businesses also carry the risks associated with poor or substandard environmental and safety performance, which is closely scrutinized by governments, the public and the media, and could result in a suspension of or inability to obtain regulatory approvals and permits, or, in the case of a major environmental or safety incident, delays in resuming normal operations, fines, civil suits or criminal charges against the company.

In general, Suncor's operations are subject to operational hazards and risks such as, among others, fires (including forest fires), explosions, blow-outs, power outages, prolonged periods of extreme cold or extreme heat, severe winter climate conditions, flooding, droughts and other extreme weather conditions, railcar incidents or derailments, the migration of harmful substances such as, among others, oil spills, gaseous leaks or a release of deleterious substances, loss of tailings dam integrity, pollution and other environmental risks, and accidents, any of which can interrupt operations or cause personal injury or death, or damage to property, equipment (including information technology and related data and controls systems), and the environment.

The reliable operation of production and processing facilities at planned levels and Suncor's ability to produce higher-value products can also be impacted by, among other things, failure to follow the company's policies, standards and operating procedures or operate within established operating parameters, equipment failure through inadequate maintenance, unanticipated erosion or corrosion of facilities, manufacturing and engineering flaws, and labour shortage or interruption. The company is also subject to operational risks such as sabotage, terrorism, trespass, theft and malicious software, network or cyberattacks.

In addition to the foregoing factors that affect Suncor's business generally, each business unit is susceptible to additional risks due to the nature of its business, including, among others, the following:

- Suncor's Oil Sands business is susceptible to loss of production, slowdowns, shutdowns or restrictions on its ability to produce higher-value products, due to the failure of any one or more interdependent component systems, and other risks inherent to oil sands operations;

- For Suncor's E&P businesses, there are risks and uncertainties associated with drilling for oil and natural gas, the operation and development of such properties and wells (including encountering unexpected formations, pressures or the presence of hydrogen sulphide), premature declines of reservoirs, sour gas releases, uncontrollable flows of crude oil, natural gas or well fluids and other accidents;

- Suncor's E&P offshore operations occur in areas subject to hurricanes and other extreme weather conditions, such as winter storms, pack ice, icebergs and fog. The occurrence of any of these events could result in production shut-ins, the suspension of drilling operations and damage to or destruction of the equipment involved. Harsh weather conditions, particularly in the winter season, may also impact the successful execution of maintenance and startup of operations. Suncor's E&P offshore operations could be indirectly affected by catastrophic events occurring at other third-party offshore operations, which could give rise to liability, damage to the company's equipment, harm to individuals, force a shutdown of facilities or operations, or result in a shortage of appropriate equipment or specialists required to perform planned operations; and

- Suncor's Refining and Marketing operations are subject to all of the risks normally inherent in the operation of refineries, terminals, pipelines and other distribution facilities and service stations, including, among others, loss of production, slowdowns or shutdowns due to equipment failures, unavailability of feedstock, price and quality of feedstock, or other incidents.

Suncor is also subject to risks relating to the health and safety of its people, as well as the potential for a slowdown or temporary suspension of its operations in locations impacted by an outbreak such as the COVID-19 pandemic. Such a suspension in operations could also be mandated by governmental authorities in response to the COVID-19 pandemic. This could negatively impact Suncor's production or refined product volumes and refinery utilization rates for a sustained period of time, all of which could have a material adverse effect on Suncor's business, financial condition and results of operations.

Although the company maintains a risk management program, which includes an insurance component, such insurance may not provide comprehensive coverage in all circumstances, nor are all such risks insurable. The company self-insures some risks, and the company's insurance coverage does not cover all the costs arising out of the allocation of liabilities and risk of loss arising from Suncor operations.

The occurrence of any of the foregoing could have a material adverse effect on Suncor's business, financial condition, reserves and results of operations.

Government/Regulatory Policy

Suncor's businesses operate under federal, provincial, territorial, state and municipal laws in numerous countries. The company is also subject to regulation and intervention by governments in oil and gas industry matters, such as, among others, land tenure; royalties; taxes (including income taxes); government fees; production rates; environmental protection; water; wildlife; fish; air quality; safety performance; the reduction of GHG and other emissions; the export of crude oil, natural gas and other products; interactions with foreign governments; the awarding or acquisition of exploration and production rights, oil sands leases or other interests; the imposition of specific drilling obligations; control over the development, reclamation and abandonment of fields and mine sites; mine financial security requirements; approval of logistics infrastructure; and possibly expropriation or cancellation of contract rights. As part of ongoing operations, the company is also required to comply with a large number of EH&S regulations under a variety of Canadian, U.S., U.K. and other foreign, federal, provincial, territorial, state and municipal laws and regulations. Failure to comply with applicable laws and regulations may result in, among other things, the imposition of fines and penalties, production constraints, a compulsory shutdown of facilities or suspension of operations (temporarily or permanently), reputational damage, delays, increased costs, denial of operating and growth permit applications, censure, liability for cleanup costs and damages, and the loss of important licences and permits.

Before proceeding with certain projects, including changes to existing operations, Suncor must obtain various federal, provincial, territorial, state and municipal permits and regulatory approvals, and must also obtain licences to operate certain assets. These processes can involve, among other things, Indigenous and stakeholder consultation, government intervention, environmental impact assessments and public hearings and may be subject to conditions, including security deposit obligations and other commitments. Compliance can also be affected by the loss of skilled staff, inadequate internal processes and compliance auditing.

Failure to obtain, comply with, satisfy the conditions of or maintain regulatory permits, licences and approvals, or failure to obtain them on a timely basis or on satisfactory terms, could result in prosecution, fines, delays, abandonment or restructuring of projects, impacts to production, reputational damage and increased costs, all of which could have a material adverse effect on Suncor's business, financial condition, reserves and results of operations. Suncor's businesses can also be indirectly impacted by a third-party's inability to obtain regulatory approval for a shared infrastructure project or a third-party infrastructure project on which a portion of Suncor's business depends.

Changes in government policy, regulation or other laws, or the interpretation thereof, or the revocation of existing approvals or permits by the government or opposition to Suncor's projects or third-party pipeline and infrastructure projects that delay or prevent necessary permits or regulatory approvals, or which make current operations or growth projects less profitable or uneconomic could materially impact Suncor's operations, existing and planned projects, financial condition, reserves and results of operations.

Digital and Cybersecurity

The efficient operation of Suncor's business is dependent on computer hardware, software and networked systems, including the systems of cloud providers and third parties with which Suncor conducts business. Digital transformation continues to increase the number of, and complexity of, such systems. In the ordinary course of Suncor's business, Suncor collects and stores sensitive data, including intellectual property, proprietary business information and personal information of the company's employees and retail customers. Suncor's operations are also dependent upon a large and complex information framework. Suncor relies on industry-accepted security measures, controls and technology to protect Suncor's information systems and securely maintain confidential and proprietary information stored on the company's information systems, and has adopted a continuous process to identify, assess and manage threats to the company's information systems. While Suncor has an information and cybersecurity program in place, the measures, controls and technology on which the company relies may not be adequate due to the increasing volume, sophistication and rapidly evolving nature of cyber threats. Suncor's information technology and infrastructure, including process control systems, may be vulnerable to attacks by malicious persons or entities motivated by, among others, geopolitical, financial or activist reasons, or breached due to employee error, malfeasance or other disruptions, including natural disasters and acts of war. Although the company maintains a risk management program, which includes an insurance component that may provide coverage for the operational impacts from an attack to, or breach of, Suncor's information technology and infrastructure, including process control systems, the company does not maintain stand-alone cyber insurance. Furthermore, not all cyber risks are insurable. As a result, Suncor's existing insurance may not provide adequate coverage for losses stemming from a cyberattack to, or breach of, its information technology and infrastructure.

Any such attack or breach could compromise Suncor's networks, and the information Suncor stores could be accessed, publicly disclosed, lost, stolen or compromised. Any such attack, breach, access, disclosure or loss of information could result in legal claims or proceedings, liability under laws that protect the privacy of personal information, regulatory penalties, disruptions to Suncor's operations, decreased performance and production, increased costs, damage to Suncor's reputation, physical harm to people or the environment or other negative consequences to Suncor or third parties, which could have a material adverse effect on Suncor's business, financial condition and results of operations.

Competition

The global petroleum industry is highly competitive in many aspects, including the exploration for and the development of new sources of supply, the acquisition of crude oil and natural gas interests, and the refining, distribution and marketing of refined petroleum products. Suncor competes in virtually every aspect of its business with other energy companies. The petroleum industry also competes with other industries in supplying energy, fuel and related products to consumers. The increasing volatility of the political and social landscape at provincial, federal, territorial, state, municipal and international levels adds complexity.

For Suncor's Oil Sands and E&P businesses, it is difficult to assess the number, level of production and ultimate timing of all potential new projects or when existing production levels may increase. Although increased regulatory requirements have slowed certain larger projects in the short term, an increase in the level of activity may have an impact on regional infrastructure, including pipelines, and could place stress on the availability and cost of all resources required to build and run new and existing oil sands operations.

For Suncor's Refining and Marketing business, management expects that fluctuations in demand for refined products, margin volatility and overall marketplace competitiveness will continue. In addition, to the extent that the company's downstream business unit participates in new product markets, it could be exposed to margin risk and volatility from either cost and/or selling price fluctuations.

There is a risk that increased competition could cause costs to increase, put further strain on existing infrastructure and cause margins for refined and unrefined products to be volatile, and impact demand for Suncor's products, which could have a material adverse effect on Suncor's business, financial condition and results of operations.

Portfolio Development and Execution

There are certain risks associated with the development and execution of Suncor's complex and integrated portfolio of projects and the commissioning and integration of new facilities within its existing asset base.

Portfolio development and execution risk consists of four related primary risks:

- Development – a failure to select the right projects and identify effective scope and solution;

- Engineering – a failure in the specification, design or technology selection;

- Construction – a failure to build the project in the approved time, in accordance with design, and at the agreed cost; and

- Commissioning and startup – a failure of the facility to meet agreed performance targets, including operating costs, efficiency, yield and maintenance costs.

Portfolio development and execution can also be impacted by, among other things, the effect of changing government regulations and public expectations in relation to the impact of oil sands development on the environment, which could significantly impact the company's ability to obtain the necessary environmental and other regulatory approvals; the complexity and diversity of Suncor's portfolio, including joint venture assets; the accuracy of project cost and schedule estimates; the availability and cost of materials, equipment, qualified personnel and logistics infrastructure; maintaining adequate quality management and risks associated with logistics and offshore fabrication, including the cost of materials, and equipment fabricated offshore may be impacted by tariffs, duties and quotas; complexities and risks associated with constructing projects within operating environments and confined construction areas; the commissioning and integration of new facilities within the company's existing asset base could cause delays in achieving guidance, targets and objectives; risks relating to restarting projects placed in safe mode, including increased capital costs; and the impact of weather conditions.

The occurrence of any of the foregoing could have a material adverse effect on Suncor's business, financial condition, reserves and results of operations.

Technology Risk

There are risks associated with sustainability, growth and capital projects that rely largely or partly on new technologies and the incorporation of such technologies into new or existing operations, including that the results of the application of new technologies may differ from simulated, test or pilot environments, or that third-party intellectual property protections may impede the development and implementation of new technology. The success of projects incorporating new technologies cannot be assured. Advantages accrue to companies that can develop and adopt emerging technologies in advance of competitors. The inability to develop, implement and monitor new technologies may impact the company's ability to develop its new or existing operations in a profitable manner or comply with regulatory requirements, which could have a material adverse effect on Suncor's business, financial condition, reserves and results of operations.

Cumulative Impact and Pace of Change

To achieve its business objectives, Suncor must operate efficiently, reliably and safely, and, at the same time, deliver growth and sustaining projects safely, on budget and on schedule. The ability to achieve these two sets of objectives is critically important for Suncor to deliver value to shareholders and stakeholders. These ambitious business objectives compete for resources, and it may negatively impact the company should there be inadequate consideration of the cumulative impacts of prior and parallel initiatives on people, processes and systems. There is a risk that measures undertaken to achieve these objectives may exceed Suncor's capacity to adopt and implement change. The occurrence of any of the foregoing could have a material adverse effect on Suncor's business, financial condition, reserves and results of operations.

Skills, Resource Shortage and Reliance on Key Personnel

The successful operation of Suncor's businesses will depend upon the availability of, and competition for skilled labour and materials supply. There is a risk that the company may have difficulty sourcing and retaining the skilled labour in certain talent segments for current and future operations. Although Suncor has maintained a healthy overall attrition rate over the last decade, Suncor sees acute supply-demand gap potential in some critical talent segments. The labour market is also in flux, which combined with the challenges recruiting to the oil and gas industry and the post-pandemic trend of burnout and employees reassessing their careers, increases the potential risk in attrition and the need for targeted talent remains a risk to be managed. The increasing age of the company's existing workforce, and changing skillset requirements as technology continues to evolve, add further pressure. The availability of competent and skilled contractors for current and future operations is also a risk depending on market conditions. Materials may also be in short supply due to smaller labour forces in many manufacturing operations or due to supply chain disruptions related to the COVID-19 pandemic. Suncor's ability to operate safely and effectively and complete all projects on time and on budget has the

potential to be significantly impacted by these risks and this impact could be material.

The company's success also depends in large measure on certain key personnel. The loss of the services of such key personnel could have a material adverse effect on Suncor's business, financial condition, reserves and results of operations. The contributions of the existing management team to the immediate and near-term operations of the company are likely to continue to be of central importance for the foreseeable future.

Labour Relations

Hourly employees at Suncor's oil sands facilities (excluding MacKay River and Fort Hills), all of the company's refineries and the majority of the company's terminal and distribution operations and certain of the company's E&P operations are represented by labour unions or employee associations. Approximately 25% of the company's employees were covered by collective agreements at the end of 2022. Negotiations for 13 collective agreements will take place in 2023. Any work interruptions involving the company's employees (including as a result of a strike, lockout or pandemic), contract trades utilized in the company's projects or operations, or any jointly owned facilities operated by another entity present a significant risk to the company and could have a material adverse effect on Suncor's business, financial condition and results of operations.

Joint Arrangement Risk

Suncor has entered into joint arrangements and other contractual arrangements with third parties, including arrangements where other entities operate assets in which Suncor has ownership or other interests and arrangements where Suncor operates assets in which other entities have ownership or other interests. These joint arrangements include, among others, those with respect to Syncrude, Fort Hills, In Situ assets, and operations in Suncor's E&P Canada and E&P International businesses. The success and timing of activities relating to assets and projects operated by others, or developed jointly with others, depend upon a number of factors that are outside of Suncor's control, including, among others, the timing and amount of capital expenditures; the timing and amount of operational and maintenance expenditures; the operator's expertise, financial resources and risk management practices; the approval of other participants; and the selection of technology.

These co-owners may have objectives and interests that do not coincide with and may conflict with Suncor's interests. Major capital and operating expenditure decisions affecting joint arrangements may require agreement among the co-owners, while certain operational decisions may be made solely at the discretion of the operator of the applicable assets. While joint venture counterparties may generally seek consensus with respect to major decisions concerning the direction and operation of the assets and the development of projects, no assurance can be provided that the future demands or expectations of the parties relating to such assets and projects will be met satisfactorily or in a timely manner. Failure to satisfactorily meet demands or expectations by all of the parties may affect the company's participation in the operation of such assets or in the development of such projects, the company's ability to obtain or maintain necessary licences or approvals, or the timing for undertaking various activities. In

addition, disputes may arise pertaining to the timing, scope, funding and/or capital commitments with respect to projects that are subject to joint arrangements.

The occurrence of any of the foregoing could have a material adverse effect on Suncor's business, financial condition, reserves and results of operations.

Financial Risks

Access to Capital

Suncor expects that future capital expenditures will be financed out of cash and cash equivalents balances, cash flow provided by operating activities, available committed credit facilities, issuing commercial paper and, if needed, accessing capital markets. This ability is dependent on, among other factors, commodity prices, the overall state of the capital markets, and financial institutions and investor appetite for investments in the energy industry generally, and the company's securities in particular. In addition, some stakeholders may compare companies based on climate-related performance which can be impacted by numerous factors and perceptions. The company's ability to access capital may also be adversely affected in the event that financial institutions, investors, rating agencies and/or lenders adopt more restrictive decarbonization policies. The COVID-19 pandemic had a significant impact on global capital markets and the availability of liquidity. While access to capital has returned to pre-pandemic levels, the disruption and volatility in global capital markets may reoccur. To the extent that external sources of capital become limited or unavailable or available on unfavourable terms, the ability to make capital investments and maintain existing properties may be constrained.

If the company finances capital expenditures in whole or in part with debt, that may increase its debt levels above industry standards for oil and gas companies of similar size. Depending on future development and growth plans, additional debt financing may be required that may not be available or, if available, may not be available on favourable terms, including higher interest rates and fees. Neither the Articles of Suncor nor its bylaws limit the amount of indebtedness that may be incurred; however, Suncor is subject to covenants in its existing credit facilities and seeks to avoid an unfavourable cost of debt. The level of the company's indebtedness, and the level of indebtedness relative to the company's ability to generate cash flow, from time to time, could impair its ability to obtain additional financing on a timely basis to take advantage of business opportunities that may arise and could negatively affect its credit ratings.

Suncor is required to comply with financial and operating covenants under existing credit facilities and debt securities. Covenants are reviewed based on actual and forecast results and the company has the ability to make changes to its development plans, capital structure and/or dividend policy to comply with covenants under the credit facilities. If Suncor does not comply with the applicable covenants under its credit facilities and debt securities, there is a risk that repayment could be accelerated and/or the company's access to capital could be restricted or only be available on unfavourable terms.

Rating agencies regularly evaluate the company, including its subsidiaries. Their ratings of Suncor's long-term and short-term debt are based on a number of factors, including the company's financial strength, as well as factors not entirely

within its control, including conditions affecting the oil and gas industry generally, and the wider state of the economy. Credit ratings may be important to customers or counterparties when Suncor competes in certain markets and when it seeks to engage in certain transactions, including some commodity sales or purchase transactions or those involving over-the-counter derivatives. There is a risk that one or more of Suncor's credit ratings could be downgraded, which could potentially limit its access to private and public credit markets and increase the company's cost of borrowing.

The occurrence of any of the foregoing could have a material adverse effect on Suncor's business, financial condition, reserves and results of operations.

Inflation

The company purchases materials and commodities for use in its business and uses contractors to supplement its workforce in many areas of the organization. Due to the lingering impacts of the COVID-19 pandemic as well as the war in Ukraine and the limited availability of labour, many supply chains have been stretched, resulting in an increase in inflation. While many central banks have increased interest rates in an attempt to reduce inflation, there is no certainty that attempts to control inflation will be successful, or if they are successful, the pace at which inflation may subside.

Even a short period of higher-than-average inflation can lead to structural cost increases in Suncor's business, which may impact its business plans going forward. The occurrence of any of the foregoing could have a material adverse effect on Suncor's business, financial condition, reserves and results of operations.

Energy Trading and Risk Management Activities and the Exposure to Counterparties

The nature of Suncor's energy trading and risk management activities, which may make use of derivative financial instruments to manage its exposure to commodity price and other market risks, creates exposure to financial risks, which include, but are not limited to, unfavourable movements in commodity prices, interest rates or foreign exchange that could result in a financial or opportunity loss to the company; a lack of counterparties, due to market conditions or other circumstances that could leave the company unable to liquidate or offset a position, or unable to do so at or near the previous market price; and counterparty default risk.

The occurrence of any of the foregoing could have a material adverse effect on Suncor's business, financial condition and results of operations.

Exchange Rate Fluctuations

The company's 2022 audited Consolidated Financial Statements are presented in Canadian dollars. The majority of Suncor's revenues from the sale of oil and natural gas commodities are based on prices that are determined by, or referenced to, U.S. dollar benchmark prices, while the majority of Suncor's expenditures are realized in Canadian dollars. Suncor also has assets and liabilities, including approximately 60% of the company's debt, that are denominated in U.S. dollars and translated to Suncor's reporting currency (Canadian dollars) at each balance sheet date. Suncor's financial results, therefore, can be affected significantly by the exchange rates between the Canadian dollar and the U.S. dollar. The company also undertakes operations administered through international subsidiaries, and, therefore, to a lesser extent, Suncor's results can be affected by the exchange rates between the Canadian

dollar and the euro and the British pound. These exchange rates may vary substantially and may give rise to favourable or unfavourable foreign currency exposure. A decrease in the value of the Canadian dollar relative to the U.S. dollar will increase the revenues received from the sale of commodities. An increase in the value of the Canadian dollar relative to the U.S. dollar will decrease revenues received from the sale of commodities. A decrease in the value of the Canadian dollar relative to the U.S. dollar from the previous balance sheet date increases the amount of Canadian dollars required to settle U.S. dollar denominated obligations. As at December 31, 2022, the Canadian dollar weakened in relation to the U.S. dollar to $0.74 from $0.79 at the start of 2022. Exchange rate fluctuations could have a material adverse effect on Suncor's business, financial condition, reserves and results of operations.

Interest Rate Risk

The company is exposed to fluctuations in short-term Canadian and U.S. interest rates as Suncor maintains a portion of its debt capacity in revolving and floating rate credit facilities and commercial paper, and invests surplus cash in short-term debt instruments and money market instruments, which are off-setting exposures to some degree. Throughout 2022 and so far in 2023, benchmark interest rates have risen in both Canada and the United States. Suncor may also be exposed to higher interest rates when debt instruments are maturing and require refinancing, or when new debt capital needs to be raised. The company is also exposed to changes in interest rates if derivative instruments are used to manage the debt portfolio. Unfavourable changes in interest rates could have a material adverse effect on Suncor's business, financial condition and results of operations.

Royalties and Taxes

Suncor is subject to royalties and taxes imposed by governments in numerous jurisdictions.

Royalties can be impacted by changes in crude oil and natural gas pricing, production volumes, sales volumes, and capital and operating costs, by changes to existing legislation or production sharing contracts; and by results of regulatory audits of prior year filings and other such events. The final determination of these events may have a material impact on the company's royalties expense.

An increase in Suncor's royalties expense, income taxes, property taxes, carbon taxes, levies, tariffs, duties, quotas, border taxes, other taxes and government-imposed compliance costs could have a material adverse effect on Suncor's business, financial condition, reserves and results of operations.

Dividends and Share Repurchases

Suncor's payment of future dividends on its common shares and future share repurchases by Suncor of its common shares will be dependent on, among other things, legislative and stock exchange requirements, the prevailing business environment, the company's financial condition, results of operations, cash flow, the need for funds to finance ongoing operations and growth projects, debt covenants and other business considerations as the company's Board considers relevant. There can be no assurance that Suncor will continue to pay dividends or repurchase shares in the future.

E&P Reserves Replacement

Suncor's future offshore production, and therefore its cash flows and results of operations from E&P, are highly dependent upon success in exploiting its current reserves base and acquiring or discovering additional reserves. Without additions to its E&P reserves through exploration, acquisition or development activities, Suncor's production from its offshore assets will decline over time as reserves are depleted. The business of exploring for, developing or acquiring reserves is capital intensive. To the extent Suncor's cash flow is insufficient to fund capital expenditures and external sources of capital become limited or unavailable, Suncor's ability to make the necessary capital investments to maintain and expand its reserves will be impaired. In addition, Suncor may be unable to develop or acquire additional reserves to replace its crude oil and natural gas production at acceptable costs.

Uncertainties Affecting Reserves Estimates

There are numerous uncertainties inherent in estimating quantities of reserves, including many factors beyond the company's control. Suncor's actual production, revenues, royalties, taxes, and development and operating expenditures with respect to the company's reserves will vary from its estimates, and such variances could be material.

Third-Party Service Providers

Suncor's businesses are reliant on the operational integrity of a large number of third-party service providers, including input and output commodity transport (pipelines, rail, trucking, marine) and utilities associated with various Suncor and jointly owned facilities, including electricity. A disruption in service or limited availability by one of these third parties can also have a dramatic impact on Suncor's operations and growth plans. Pipeline constraints that affect takeaway capacity or supply of inputs, such as hydrogen and power, could impact the company's ability to produce at capacity levels. Disruptions in pipeline service could adversely affect commodity prices, Suncor's price realizations, refining operations and sales volumes, or limit the company's ability to produce and deliver production. These interruptions may be caused by the inability of the pipeline to operate or by the oversupply of feedstock into the system that exceeds pipeline capacity. Short-term operational constraints on pipeline systems arising from pipeline interruption and/or increased supply of crude oil have occurred in the past and could occur in the future. There is a risk that third-party outages could impact Suncor's production or price realizations, which could have a material adverse effect on Suncor's business, financial condition and results of operations.

Foreign Operations

The company has operations in a number of countries with different political, economic and social systems. As a result, the company's operations and related assets are subject to a number of risks and other uncertainties arising from foreign government sovereignty over the company's international operations, which may include, among other things, currency restrictions and restrictions on repatriation of funds; loss of revenue, property and equipment as a result of expropriation, nationalization, terrorism, war, insurrection, and geopolitical and other political risks; increases in taxes and government royalties; compliance with existing and emerging anti-corruption laws, including the *Corruption of Foreign Public Officials Act* (Canada), the *Foreign Corrupt Practices Act* (United

States), and *Bribery Act* (United Kingdom); renegotiation of contracts with government entities and quasi-government agencies; changes in laws and policies governing operations of foreign-based companies; and economic and legal sanctions (such as restrictions against countries experiencing political violence, or countries that other governments may deem to sponsor terrorism).

If a dispute arises in the company's foreign operations, the company may be subject to the exclusive jurisdiction of foreign courts or may not be able to subject foreign persons to the jurisdiction of a court in Canada or the U.S. In addition, as a result of activities in these areas and a continuing evolution of an international framework for corporate responsibility and accountability for international crimes, there is a risk the company could also be exposed to potential claims for alleged breaches of international or local law.

The impact that future potential terrorist attacks, regional hostilities or political violence, such as that experienced in Libya and Syria, may have on the oil and gas industry, and on Suncor's operations in particular, is not known at this time. This uncertainty may affect operations in unpredictable ways, including disruptions of fuel supplies and markets, particularly crude oil, and the possibility that infrastructure facilities, including pipelines, production facilities, processing plants and refineries, could be direct targets of, or collateral damage of, an act of terror, political violence or war. Suncor may be required to incur significant costs in the future to safeguard its assets against terrorist activities or to remediate potential damage to its facilities. There can be no assurance that Suncor will be successful in protecting itself against these risks and the related safety and financial consequences.

Despite Suncor's training and policies around bribery and other forms of corruption, there is a risk that Suncor, or some of its employees or contractors, could be charged with bribery or corruption. Any of these violations could result in onerous penalties. Even allegations of such behaviour could impair Suncor's ability to work with governments or non-government organizations and could result in the formal exclusion of Suncor from a country or area, sanctions, fines, project cancellations or delays, the inability to raise or borrow capital, reputational impacts and increased investor concern.

The occurrence of any of the foregoing could have a material adverse effect on Suncor's business, financial condition, reserves and results of operations.

Security and Terrorist Threats

Security threats and terrorist or activist activities may impact Suncor's personnel, which could result in injury, death, extortion, hostage situations and/or kidnapping, including unlawful confinement. A security threat, terrorist attack or activist incident targeted at a facility or office owned or operated by Suncor could result in the interruption or cessation of key elements of Suncor's operations and may result in property damage. Outcomes of such incidents could have a material adverse effect on Suncor's business, financial condition, reserves and results of operations.

Land Claims and Indigenous Consultation

Indigenous Peoples have claimed Indigenous title and rights to portions of Western Canada. In addition, Indigenous Peoples have filed claims against industry participants relating in part to land claims, which may affect the company's business.

The requirement to consult with Indigenous Peoples in respect of oil and gas projects and related infrastructure has increased in recent years, and the Canadian federal government and the provincial government in Alberta have committed to renew their relationships with the Indigenous Peoples of Canada. In particular, on June 21, 2021, *Canada's United Nations Declaration on the Rights of Indigenous Peoples Act* (the UNDRIP Act) received Royal Assent and came into force. The UNDRIP Act provides a roadmap for the Government of Canada and Indigenous Peoples to work together to implement the United Nations Declaration on the Rights of Indigenous Peoples. Suncor also expressed a desire for the government to clarify the ambiguity around the UNDRIP Act and to provide clear guidelines. It is unknown how the UNDRIP Act will ultimately be implemented and interpreted as a part of Canadian law, and it therefore also remains unclear what its corresponding impact will be on the Crown's duty to consult with and accommodate Indigenous Peoples.

At this point Suncor is unable to assess the effect, if any, that any such land claims, consultation requirements with Indigenous Peoples or the implementation of the UNDRIP Act may have on Suncor's business; however, the impact could have a material adverse effect on Suncor's business, financial condition, reserves and results of operations.

Litigation Risk

There is a risk that Suncor or entities in which it has an interest may be subject to litigation, and claims under such litigation may be material. Various types of claims may be raised in these proceedings, including, but not limited to, environmental damage, climate change and the impacts thereof, breach of contract, common law duties, product liability, antitrust, bribery and other forms of corruption, tax, patent infringement, disclosure, employment matters and in relation to an attack, breach or unauthorized access to Suncor's information technology and infrastructure. Litigation is subject to uncertainty and it is possible that there could be material adverse developments in pending or future cases. Unfavourable outcomes or settlements of litigation could encourage the commencement of additional litigation. Suncor may also be subject to adverse publicity and reputational impacts associated with such matters, regardless of whether

Suncor is ultimately found liable. There is a risk that the outcome of such litigation may be materially adverse to the company and/or the company may be required to incur significant expenses or devote significant resources in defence against such litigation, the success of which cannot be guaranteed.

Control Environment

Based on their inherent limitations, disclosure controls and procedures and internal controls over financial reporting may not prevent or detect misstatements, and even those controls determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation. Failure to adequately prevent, detect and correct misstatements could have a material adverse effect on how Suncor's business, financial condition and results of operations are reported.

Insurance Coverage

Suncor maintains insurance coverage as part of its risk management program. However, such insurance may not provide comprehensive coverage in all circumstances, nor are all such risks insurable. The company self-insures some risks, and the company's insurance coverage does not cover all the costs arising out of the allocation of liabilities and risk of loss arising from Suncor operations.

Suncor's insurance policies are generally renewed on an annual basis and, depending on factors such as market conditions, the premiums, policy limits and/or deductibles for certain insurance policies can vary substantially. In some instances, certain insurance may become unavailable or available only for reduced amounts of coverage. Significantly increased costs could lead the company to decide to reduce, or possibly eliminate, coverage. In addition, insurance is purchased from a number of third-party insurers, often in layered insurance arrangements, some of whom may discontinue providing insurance coverage for their own policy or strategic reasons. Should any of these insurers refuse to continue to provide insurance coverage, the company's overall risk exposure could be increased.

12. Other Items

Control Environment

Based on their evaluation as of December 31, 2022, Suncor's Interim Chief Executive Officer and Chief Financial Officer concluded that the company's disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the United States *Securities Exchange Act of 1934*, as amended (the Exchange Act)), are effective to ensure that information required to be disclosed by the company in reports that are filed or submitted to Canadian and U.S. securities authorities is recorded, processed, summarized and reported within the time periods specified in Canadian and U.S. securities laws. In April 2022, the company implemented a new enterprise resource planning (ERP) system across the entire organization; accordingly, the company modified a number of internal controls. There were no other changes in the internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) that occurred during the period ended December 31, 2022, that have materially affected, or are reasonably likely to materially affect, the company's internal control over financial reporting. Management will continue to periodically evaluate the company's disclosure controls and procedures and internal control over financial reporting and will make any modifications from time to time as deemed necessary.

The company has taken actions and established controls to monitor and maintain appropriate internal controls during the transition period following the new ERP system implementation. These include performing additional controls, verifications and testing to ensure data integrity.

The effectiveness of our internal control over financial reporting as at December 31, 2022, was audited by KPMG LLP, an independent registered public accounting firm, as stated in their report, which is included in our audited Consolidated Financial Statements for the year ended December 31, 2022.

Based on their inherent limitations, disclosure controls and procedures and internal control over financial reporting may not prevent or detect misstatements, and even those controls determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation.

Corporate Guidance

There have been no changes to the corporate guidance ranges previously issued on February 14, 2023. For further details and advisories regarding Suncor's 2023 corporate guidance, see www.suncor.com/guidance.

13. Advisories

Non-GAAP and Other Financial Measures

Certain financial measures in this MD&A – namely adjusted operating earnings (loss), adjusted funds from (used in) operations, measures contained in ROCE and ROCE excluding impairments and impairment reversals, price realizations, free funds flow, discretionary free funds flow (deficit), Oil Sands operations cash operating costs, Fort Hills cash operating costs, Syncrude cash operating costs, refining and marketing margin, refining operating expense, net debt, total debt, LIFO inventory valuation methodology and related per share or per barrel amounts or metrics that contain such measures – are not prescribed by GAAP. These non-GAAP financial measures are included because management uses the information to analyze business performance, leverage and liquidity, and it may be useful to investors on the same basis. These non-GAAP financial measures do not have any standardized meaning and, therefore, are unlikely to be comparable to similar measures presented by other companies. Therefore, these non-GAAP financial measures should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP. Except as otherwise indicated, these non-GAAP financial measures are calculated and disclosed on a consistent basis from period to period. Specific adjusting items may only be relevant in certain periods.

Beginning in the fourth quarter of 2021, the company changed the label of operating earnings (loss) and funds from (used in) operations to adjusted operating earnings (loss) and adjusted funds from (used in) operations, respectively, to better distinguish the non-GAAP financial measures from the comparable GAAP measures and better reflect the purpose of the measures. The composition of the measures remains unchanged and therefore no prior periods were revised.

(a) Adjusted Operating Earnings (Loss)

Adjusted operating earnings (loss) is a non-GAAP financial measure that adjusts net earnings (loss) for significant items that are not indicative of operating performance. Management uses adjusted operating earnings (loss) to evaluate operating performance because management believes it provides better comparability between periods. For the years ended December 31, 2022, December 31, 2021, and December 31, 2020, consolidated adjusted operating earnings (loss) are reconciled to net earnings (loss) in the Financial Information section of this MD&A and adjusted operating earnings (loss) for each segment are reconciled to net earnings (loss) in the Segment Results and Analysis section of this MD&A. Adjusted operating earnings (loss) for the three months ended December 31, 2022, and December 31, 2021, are reconciled to net earnings (loss) below.

Beginning in the first quarter of 2022, to align with how management evaluates segment performance, the company revised its segment presentation to reflect segment results before income tax expense and present tax at a consolidated level. This presentation change has no effect on consolidated adjusted operating earnings (loss). Comparative periods have been revised to reflect this change. See the Income Tax section of this MD&A for a discussion on income taxes.

(b) Bridge Analyses of Adjusted Operating Earnings (Loss)

Throughout this MD&A, the company presents charts that illustrate the change in adjusted operating earnings (loss) from the comparative period through key variance factors. These factors are analyzed in the Adjusted Operating Earnings (Loss) narratives following the bridge analyses in particular sections of this MD&A. These bridge analyses are presented because management uses this presentation to evaluate performance.

- The factor for Sales Volumes and Mix is calculated based on sales volumes and mix for the Oil Sands and E&P segments and refinery production volumes for the R&M segment.

- The factor for Price, Margin and Other Revenue includes upstream price realizations before royalties, with the exception of Libya, which is net of royalties, and upstream marketing and logistics. Also included are refining and marketing margins, other operating revenue, and the net impacts of sales and purchases of third-party crude, including product purchased for use as diluent in the company's Oil Sands operations and subsequently sold as part of diluted bitumen.

- The factor for Royalties excludes the impact of Libya, as royalties in Libya are taken into account in Price, Margin and Other Revenue as described above.

- The factor for Inventory Valuation includes the impact of the FIFO method of inventory valuation in the company's R&M segment, as well as the impact of the deferral or realization of profit or loss on crude oil sales from the Oil Sands segment to Suncor's refineries, and downstream short-term commodity risk management activities.

- The factor for Operating and Transportation Expense includes project startup costs, operating, selling and general expense, and transportation expense.

- The factor for Financing Expense and Other includes financing expenses, other income, operational foreign exchange gains and losses, and changes in gains and losses on disposal of assets that are not adjusted operating earnings (loss) adjustments.

- The factor for DD&A and Exploration Expense includes depreciation, depletion and amortization expense, and exploration expense**.**

- The factor for Income Tax includes the company's current and deferred income tax expense on adjusted operating earnings, changes in statutory income tax rates and other income tax adjustments.

(c) Return on Capital Employed (ROCE) and ROCE Excluding Impairments and Impairment Reversals

ROCE is a non-GAAP financial measure that management uses to analyze operating performance and the efficiency of Suncor's capital allocation process. ROCE is calculated using the non-GAAP financial measures adjusted net earnings and average capital employed. Adjusted net earnings is calculated by taking net earnings (loss) and adjusting after-tax amounts for unrealized foreign exchange on U.S. dollar denominated debt and net interest expense. Average capital employed is calculated as a twelve-month average of the capital employed balance at the beginning of the twelve-month period and the month-end capital employed balances throughout the remainder of the twelve-month period. Figures for capital employed at the beginning and end of the twelve-month period are presented to show the changes in the components of the calculation over the twelve-month period.

Year ended December 31 ($ millions, except as noted)		**2022**	2021	2020
Adjustments to net earnings (loss)				
Net earnings (loss)		**9 077**	4 119	(4 319)
Add (deduct) after-tax amounts for:				
Unrealized foreign exchange loss (gain) on U.S. dollar denominated debt		**679**	(101)	(286)
Net interest expense		**642**	645	698
Adjusted net earnings (loss)[1]	A	**10 398**	4 663	(3 907)
Capital employed – beginning of twelve-month period				
Net debt[2]		**16 149**	19 814	16 010
Shareholders' equity		**36 614**	35 757	42 042
		52 763	55 571	58 052
Capital employed – end of twelve-month period				
Net debt[2]		**13 639**	16 149	19 814
Shareholders' equity		**39 367**	36 614	35 757
		53 006	52 763	55 571
Average capital employed	B	**53 651**	54 069	56 239
ROCE (%)[3]	A/B	**19.4**	8.6	(6.9)

(1) Total before-tax impact of adjustments is $1.575 billion for the year ended December 31, 2022, $738 million for the year ended December 31, 2021 and $618 million for the year ended December 31, 2020.

(2) Net debt is a non-GAAP financial measure.

(3) ROCE would have been 22.9% for the twelve months ended December 31, 2022, excluding the impact of the impairment reversal of $715 million ($542 million after-tax) and impairment of $70 million ($47 million after-tax) in the second quarter of 2022, and the impact of the impairment of $3.397 billion ($2.586 billion after-tax) in the third quarter of 2022. ROCE would have been 8.2% for the twelve months ended December 31, 2021, excluding the impact of the impairment reversal of $221 million ($168 million after-tax) in the third quarter of 2021. ROCE would have been (2.9%) for the twelve months ended December 31, 2020, excluding the impact of impairments of $559 million ($423 million after-tax) in the fourth quarter of 2020 and $1.821 billion ($1.376 billion after-tax) and $560 million ($422 million after-tax) in the first quarter of 2020.

(d) Adjusted Funds from (Used in) Operations

Adjusted funds from (used in) operations is a non-GAAP financial measure that adjusts a GAAP measure – cash flow provided by operating activities – for changes in non-cash working capital, which management uses to analyze operating performance and liquidity. Changes to non-cash working capital can be impacted by, among other factors, the timing of offshore feedstock purchases and payments for commodity and income taxes, the timing of cash flows related to accounts receivable and accounts payable, and changes in inventory that management believes reduces comparability between periods.

Year ended December 31 ($ millions)	Oil Sands			Exploration and Production			Refining and Marketing		
	2022	2021	2020	**2022**	2021	2020	**2022**	2021	2020
Earnings (loss) before income taxes[1]	**5 633**	2 825	(5 238)	**3 221**	1 791	(1 089)	**5 694**	2 867	1 167
Adjustments for:									
Depreciation, depletion, amortization and impairment	**7 927**	4 585	6 430	**(105)**	324	2 147	**844**	853	867
Accretion	**249**	240	224	**60**	58	48	**8**	6	6
Unrealized foreign exchange loss (gain) on U.S. dollar denominated debt	**—**	—	—	**—**	—	—	**—**	—	—
Change in fair value of financial instruments and trading inventory	**18**	(66)	81	**(6)**	3	(17)	**(50)**	50	44
(Gain) loss on disposal of assets	**(7)**	(4)	(1)	**66**	(227)	—	**(11)**	(19)	(24)
Loss on extinguishment of long-term debt	**—**	—	—	**—**	—	—	**—**	—	—
Share-based compensation	**139**	61	(59)	**6**	5	(9)	**50**	34	(36)
Exploration	**—**	—	—	**—**	—	80	**—**	—	—
Settlement of decommissioning and restoration liabilities	**(264)**	(245)	(212)	**(21)**	(1)	(7)	**(23)**	(17)	(12)
Other	**136**	179	116	**(43)**	(2)	(35)	**49**	57	21
Current income tax expense	**—**	—	—	**—**	—	—	**—**	—	—
Adjusted funds from (used in) operations[1]	**13 831**	7 575	1 341	**3 178**	1 951	1 118	**6 561**	3 831	2 033
Change in non-cash working capital									
Cash flow provided by operating activities									

Year ended December 31 ($ millions)	Corporate and Eliminations			Income Taxes[1]			Total		
	2022	2021	2020	**2022**	2021	2020	**2022**	2021	2020
Earnings (loss) before income taxes[1]	**(2 232)**	(1 913)	(937)	**—**	—	—	**12 316**	5 570	(6 097)
Adjustments for:									
Depreciation, depletion, amortization and impairment	**120**	88	82	**—**	—	—	**8 786**	5 850	9 526
Accretion	**(1)**	—	—	**—**	—	—	**316**	304	278
Unrealized foreign exchange loss (gain) on U.S. dollar denominated debt	**729**	(113)	(312)	**—**	—	—	**729**	(113)	(312)
Change in fair value of financial instruments and trading inventory	**—**	—	—	**—**	—	—	**(38)**	(13)	108
(Gain) loss on disposal of assets	**(3)**	(7)	9	**—**	—	—	**45**	(257)	(16)
Loss on extinguishment of long-term debt	**32**	80	—	**—**	—	—	**32**	80	—
Share-based compensation	**133**	105	(134)	**—**	—	—	**328**	205	(238)
Exploration	**—**	—	—	**—**	—	—	**—**	—	80
Settlement of decommissioning and restoration liabilities	**(6)**	—	—	**—**	—	—	**(314)**	(263)	(231)
Other	**(12)**	55	17	**—**	—	—	**130**	289	119
Current income tax expense	**—**	—	—	**(4 229)**	(1 395)	659	**(4 229)**	(1 395)	659
Adjusted funds from (used in) operations[1]	**(1 240)**	(1 705)	(1 275)	**(4 229)**	(1 395)	659	**18 101**	10 257	3 876
Change in non-cash working capital							**(2 421)**	1 507	(1 201)
Cash flow provided by operating activities							**15 680**	11 764	2 675

(1) Beginning in 2022, to align with how management evaluates segment performance, the company revised its segment presentation to reflect segment results before income tax expense and present tax at a consolidated level. This presentation change has no effect on consolidated adjusted funds from (used in) operations. Comparative periods have been revised to reflect this change. See the Income Tax section of this MD&A for a discussion on income taxes.

(e) Free Funds Flow and Discretionary Free Funds Flow (Deficit)

Free funds flow is a non-GAAP financial measure that is calculated by taking adjusted funds from operations and subtracting capital expenditures, including capitalized interest. Free funds flow reflects cash available for increasing distributions to shareholders and reducing debt. Management uses free funds flow to measure the capacity of the company to increase returns to shareholders and to grow Suncor's business.

($ millions)	2022	2021	2020
Cash flow provided by operating activities	**15 680**	11 764	2 675
Deduct (add) change in non-cash working capital	**(2 421)**	1 507	(1 201)
Adjusted funds from operations	**18 101**	10 257	3 876
Less capital expenditures including capitalized interest[(1)]	**(4 987)**	(4 555)	(3 926)
Free funds flow (deficit)	**13 114**	5 702	(50)

(1) Excludes capital expenditures related to assets held for sale of $133 million in 2022.

(f) Oil Sands Operations, Fort Hills and Syncrude Cash Operating Costs

Cash operating costs are calculated by adjusting Oil Sands segment OS&G expense for i) non-production costs that management believes do not relate to production performance, including, but not limited to, share-based compensation adjustments, research costs, safe-mode costs associated with the deferral of capital projects, additional costs incurred in response to the COVID-19 pandemic, adjustments to reflect the cost of internal transfers in the receiving asset at the cost of production and the expense recorded as part of a non-monetary arrangement involving a third-party processor; ii) revenues associated with excess capacity, including excess power generated and sold that is recorded in operating revenue; and iii) project startup costs. Non-production costs in 2020 also include the relief provided under the CEWS program. Oil Sands operations and Syncrude production volumes are gross of internally consumed diesel and feedstock transfers between assets through the interconnecting pipelines. Oil Sands operations, Fort Hills and Syncrude cash operating costs are reconciled in the Segment Results and Analysis – Oil Sands section of this document. Management uses cash operating costs to measure operating performance.

(g) Refining and Marketing Gross Margin and Refining Operating Expense

Refining and marketing gross margins and refining operating expense are non-GAAP financial measures. Refining and marketing gross margin, on a FIFO basis, is calculated by adjusting R&M segment operating revenue, other income and purchases of crude oil and products (all of which are GAAP measures) for intersegment marketing fees recorded in intersegment revenues and the impact of inventory write-downs recorded in purchases of crude oil and products. Refining and marketing gross margin, on a LIFO basis, is further adjusted for the impacts of FIFO inventory valuation recorded in purchases of crude oil and products and short-term risk management activities recorded in other income (loss). Refinery operating expense is calculated by adjusting R&M segment OS&G for i) non-refining costs pertaining to the company's supply, marketing and ethanol businesses; and ii) non-refining costs that management believes do not relate to the production of refined products, including, but not limited to, share-based compensation, enterprise shared service allocations and CEWS in 2020. Management uses refining and marketing gross margin and refining operating expense to measure operating performance on a production barrel basis.

Year ended December 31 ($ millions, except as noted)	2022	2021	2020
Refining and marketing gross margin reconciliation			
Operating revenues	36 728	22 915	15 272
Purchases of crude oil and products	(27 261)	(16 807)	(11 243)
	9 467	6 108	4 029
Other (loss) income	(60)	(50)	48
Non-refining and marketing margin	(20)	(54)	(57)
Refining and marketing gross margin – FIFO	9 387	6 004	4 020
Refinery production[1] (mbbls)	168 149	162 862	158 991
Refining and marketing gross margin – FIFO ($/bbl)	55.85	36.85	25.30
FIFO and risk management activities adjustment	(230)	(972)	532
Refining and marketing gross margin – LIFO	9 157	5 032	4 552
Refining and marketing gross margin – LIFO ($/bbl)	54.45	30.90	28.65
Refining operating expense reconciliation			
Operating, selling and general expense	2 427	2 019	1 759
Non-refining costs	(1 246)	(1 051)	(885)
Refining operating expense	1 181	968	874
Refinery production[1]	168 149	162 862	158 991
Refining operating expense ($/bbl)	7.00	5.95	5.50

(1) Refinery production is the output of the refining process, and differs from crude oil processed as a result of volumetric adjustments for non-crude feedstock, volumetric gain associated with the refining process, and changes in unfinished product inventories.

(h) Impact of First-in, First-out (FIFO) Inventory Valuation on Refining and Marketing Net Earnings

GAAP requires the use of a FIFO inventory valuation methodology. For Suncor, this results in a disconnect between the sales prices for refined products, which reflect current market conditions, and the amount recorded as the cost of sale for the related refinery feedstock, which reflects market conditions at the time when the feedstock was purchased. This lag between purchase and sale can be anywhere from several weeks to several months, and is influenced by the time to receive crude after purchase (which can be several weeks for foreign offshore crude purchases), regional crude inventory levels, the completion of refining processes, transportation time to distribution channels and regional refined product inventory levels.

Suncor prepares and presents an estimate of the impact of using a FIFO inventory valuation methodology compared to a LIFO methodology, because management uses the information to analyze operating performance and compare itself against refining peers that are permitted to use LIFO inventory valuation under United States GAAP (U.S. GAAP).

The company's estimate is not derived from a standardized calculation and, therefore, may not be directly comparable to similar measures presented by other companies, and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP or U.S. GAAP.

(i) Net Debt and Total Debt

Net debt and total debt are non-GAAP financial measures that management uses to analyze the financial condition of the company. Total debt includes short-term debt, current portion of long-term debt, current portion of long-term lease liabilities, long-term debt and long-term lease liabilities (all of which are GAAP measures). Net debt is equal to total debt less cash and cash equivalents (a GAAP measure).

At December 31 ($ millions, except as noted)	2022	2021	2020
Short-term debt	2 807	1 284	3 566
Current portion of long-term debt	—	231	1 413
Current portion of long-term lease liabilities	317	310	272
Long-term debt	9 800	13 989	13 812
Long-term lease liabilities	2 695	2 540	2 636
Total debt	15 619	18 354	21 699
Less: Cash and cash equivalents	1 980	2 205	1 885
Net debt	13 639	16 149	19 814
Unrealized foreign exchange loss (gain) on U.S. dollar denominated debt	729	(113)	(312)
Net debt excluding foreign exchange impacts	12 910	16 262	20 126
Shareholders' equity	39 367	36 614	35 757
Total debt plus shareholders' equity	54 986	54 968	57 456
Total debt to total debt plus shareholders' equity (%)	28.4	33.4	37.8
Net debt to net debt plus shareholders' equity (%)	25.7	30.6	35.7
Net debt to net debt plus shareholders' equity – excluding leases (%)	21.3	26.6	32.1

(j) Price Realizations

Price realizations are a non-GAAP measure used by management to measure profitability. Oil Sands price realizations are presented on a crude product basis and are derived from the Oil Sands segmented statement of net earnings (loss), after adjusting for items not directly attributable to the revenues associated with production. E&P price realizations are presented on an asset location basis and are derived from the E&P segmented statement of net earnings (loss), after adjusting for other E&P assets, such as Libya, for which price realizations are not provided.

Oil Sands Price Realizations

For the year ended ($ millions, except as noted)	December 31, 2022				December 31, 2021			
	Non-Upgraded Bitumen	Upgraded – Net SCO and Diesel	Crude Sales Basket	Oil Sands Segment	Non-Upgraded Bitumen	Upgraded – Net SCO and Diesel	Crude Sales Basket	Oil Sands Segment
Operating revenues, net of royalties	6 980	19 488	26 468	26 468	5 092	13 305	18 397	18 397
Add: Royalties	912	3 051	3 963	3 963	376	1 147	1 523	1 523
Operating revenues	7 892	22 539	30 431	30 431	5 468	14 452	19 920	19 920
Other (loss) income	(80)	27	(53)	(53)	(56)	62	6	6
Purchases of crude oil and products	(1 673)	(377)	(2 050)	(2 050)	(1 231)	(213)	(1 444)	(1 444)
Gross realization adjustment[1]	(119)	(420)	(539)		(210)	(325)	(535)	
Gross realizations	6 020	21 769	27 789		3 971	13 976	17 947	
Transportation and distribution	(438)	(772)	(1 210)	(1 210)	(359)	(767)	(1 126)	(1 126)
Price realization	5 582	20 997	26 579		3 612	13 209	16 821	
Sales volumes (mbbls)	65 960	176 632	242 592		67 094	169 983	237 077	
Price realization per barrel	84.63	118.88	109.57		53.80	77.73	70.96	

For the year ended ($ millions, except as noted)	December 31, 2020			
	Non-Upgraded Bitumen	Upgraded – Net SCO and Diesel	Crude Sales Basket	Oil Sands Segment
Operating revenues, net of royalties	2 024	8 498	10 522	10 522
Add: Royalties	19	76	95	95
Operating revenues	2 043	8 574	10 617	10 617
Other (loss) income	21	277	298	298
Purchases of crude oil and products	(702)	(142)	(844)	(844)
Gross realization adjustment[1]	(54)	(458)	(512)	
Gross realizations	1 308	8 251	9 559	
Transportation and distribution	(476)	(747)	(1 223)	(1 223)
Transportation and distribution adjustment[2]	197	—	197	
Net transportation and distribution	(279)	(747)	(1 026)	
Price realization	1 029	7 504	8 533	
Sales volumes (mbbls)	45 980	171 211	217 191	
Price realization per barrel	22.37	43.83	39.29	

(1) Reflects the items not directly attributed to revenues received from the sale of proprietary crude and net non-proprietary activity at its deemed point of sale.

(2) Reflects adjustments for expenses or credits not directly related to the transportation of the crude product to its deemed point of sale.

E&P Price Realizations

For the year ended ($ millions, except as noted)	December 31, 2022				December 31, 2021			
	E&P International	E&P Canada	Other[1]	E&P Segment	E&P International	E&P Canada	Other[1]	E&P Segment
Operating revenues, net of royalties	1 222	2 122	379	3 723	815	1 447	238	2 500
Add: Royalties	—	342	266	608	—	237	241	478
Operating revenues	1 222	2 464	645	4 331	815	1 684	479	2 978
Transportation and distribution	(24)	(61)	(16)	(101)	(25)	(44)	(43)	(112)
Price realization	1 198	2 403	629		790	1 640	436	
Sales volumes (mbbls)	9 453	18 753			9 616	19 386		
Price realization per barrel	126.61	128.07			82.16	84.70		

For the year ended ($ millions, except as noted)	December 31, 2020			
	E&P International	E&P Canada	Other[1]	E&P Segment
Operating revenues, net of royalties	809	1 058	(111)	1 756
Add: Royalties	—	94	49	143
Operating revenues	809	1 152	(62)	1 899
Transportation and distribution	(34)	(65)	(1)	(100)
Price realization	775	1 087	(63)	
Sales volumes (mbbls)	15 406	21 879		
Price realization per barrel	50.28	49.69		

(1) Reflects other E&P assets, such as Libya, for which price realizations are not provided.

(k) Adjusted Operating Earnings (Loss)[(1)] Reconciliations – Fourth Quarter 2022 and 2021

For the quarter ended December 31 ($ millions)	Oil Sands 2022	2021	Exploration and Production 2022	2021	Refining and Marketing 2022	2021	Corporate and Eliminations 2022	2021	Income Taxes[(1)] 2022	2021	Total 2022	2021
Net earnings (loss)[(1)]	**1 625**	1 169	**578**	603	**1 517**	599	**(182)**	(317)	**(797)**	(501)	**2 741**	1 553
Unrealized foreign exchange gain on U.S. dollar denominated debt	—	—	—	—	—	—	**(200)**	(25)	—	—	**(200)**	(25)
Unrealized loss (gain) on risk management activities	**94**	3	—	—	**12**	(17)	—	—	—	—	**106**	(14)
Gain on significant disposal[(2)]	—	—	—	(227)	—	—	—	—	—	—	—	(227)
Income tax (recovery) expense excluded from adjusted operating earnings[(3)]	—	—	—	—	—	—	—	—	**(215)**	7	**(215)**	7
Adjusted operating earnings (loss)[(1)]	**1 719**	1 172	**578**	376	**1 529**	582	**(382)**	(342)	**(1 012)**	(494)	**2 432**	1 294

(1) Beginning in 2022, to align with how management evaluates segment performance, the company revised its segment presentation to reflect segment results before income tax expense and present tax at a consolidated level. This presentation change has no effect on consolidated adjusted operating earnings (loss). Comparative periods have been revised to reflect this change. See the Income Tax section of this MD&A for a discussion on income taxes.

(2) During the fourth quarter of 2021, the company recorded a gain of $227 million before-tax on the sale of the company's interest in the Golden Eagle Area Development, in the E&P segment.

(3) In the fourth quarter of 2022, income tax (recovery) expense excluded from adjusted operating earnings includes a deferred income tax recovery of $171 million related to the anticipated sale of the company's U.K. E&P portfolio and a current income tax recovery of $39 million related to the sale of its wind and solar assets.

(l) Adjusted Funds from Operations Reconciliations – Fourth Quarter 2022 and 2021

For the quarter ended December 31 ($ millions)	Oil Sands 2022	2021	Exploration and Production 2022	2021	Refining and Marketing 2022	2021	Corporate and Eliminations 2022	2021	Income Taxes[(1)] 2022	2021	Total 2022	2021
Earnings (loss) before income taxes[(1)]	**1 625**	1 169	**578**	603	**1 517**	599	**(182)**	(317)	—	—	**3 538**	2 054
Adjustments for:												
Depreciation, depletion, amortization and impairment	**1 080**	1 237	**130**	129	**226**	243	**29**	21	—	—	**1 465**	1 630
Accretion	**64**	61	**15**	15	**2**	1	—	—	—	—	**81**	77
Unrealized foreign exchange gain on U.S. dollar denominated debt	—	—	—	—	—	—	**(200)**	(25)	—	—	**(200)**	(25)
Change in fair value of financial instruments and trading inventory	**105**	8	**(11)**	42	**(121)**	—	—	—	—	—	**(27)**	50
(Gain) loss on disposal of assets	**(5)**	(4)	**1**	(227)	**(1)**	(1)	**(3)**	—	—	—	**(8)**	(232)
Loss on extinguishment of long-term debt	—	—	—	—	—	—	**32**	—	—	—	**32**	—
Share-based compensation	**66**	36	**5**	4	**30**	21	**66**	64	—	—	**167**	125
Settlement of decommissioning and restoration liabilities	**(61)**	(71)	**(2)**	1	**(11)**	(6)	**(5)**	—	—	—	**(79)**	(76)
Other	**55**	23	**3**	(2)	**21**	12	**(10)**	5	—	—	**69**	38
Current income tax expense	—	—	—	—	—	—	—	—	**(849)**	(497)	**(849)**	(497)
Adjusted funds from (used in) operations[(1)]	**2 929**	2 459	**719**	565	**1 663**	869	**(273)**	(252)	**(849)**	(497)	**4 189**	3 144
Change in non-cash working capital											**(265)**	(529)
Cash flow provided by operating activities											**3 924**	2 615

(1) Beginning in 2022, to align with how management evaluates segment performance, the company revised its segment presentation to reflect segment results before income tax expense and present tax at a consolidated level. This presentation change has no effect on consolidated adjusted funds from (used in) operations. Comparative periods have been revised to reflect this change. See the Income Tax section of this MD&A for a discussion on income taxes.

Measurement Conversions

Certain crude oil and natural gas liquids volumes have been converted to mcfe or mmcfe on the basis of one bbl to six mcf. Also, certain natural gas volumes have been converted to boe or mboe on the same basis. Any figure presented in mcfe, mmcfe, boe or mboe may be misleading, particularly if used in isolation. A conversion ratio of one bbl of crude oil or natural gas liquids to six mcf of natural gas is based on an energy-equivalency conversion method primarily applicable at the burner tip and does not necessarily represent value equivalency at the wellhead. Given that the value ratio based on the current price of crude oil as compared to natural gas is significantly different from the energy equivalency of 6:1, conversion on a 6:1 basis may be misleading as an indication of value.

Common Abbreviations

The following is a list of abbreviations that may be used in this MD&A:

Measurement

bbl	barrel
bbls/d	barrels per day
mbbls/d	thousands of barrels per day
boe	barrels of oil equivalent
boe/d	barrels of oil equivalent per day
mboe	thousands of barrels of oil equivalent
mboe/d	thousands of barrels of oil equivalent per day
mcf	thousands of cubic feet of natural gas
mcfe	thousands of cubic feet of natural gas equivalent
mmcf	millions of cubic feet of natural gas
mmcf/d	millions of cubic feet of natural gas per day
mmcfe	millions of cubic feet of natural gas equivalent
mmcfe/d	millions of cubic feet of natural gas equivalent per day
m^3	cubic metres
MW	megawatts
MWh	megawatt hour

Places and Currencies

U.S.	United States
U.K.	United Kingdom
B.C.	British Columbia
$ or Cdn$	Canadian dollars
US$	United States dollars
£	Pounds sterling
€	Euros

Financial and Business Environment

DD&A	Depreciation, depletion and amortization
WTI	West Texas Intermediate
WCS	Western Canadian Select
SCO	Synthetic crude oil
SYN	Synthetic crude oil benchmark
MSW	Mixed Sweet Blend
NYMEX	New York Mercantile Exchange

Forward-Looking Information

This MD&A contains certain forward-looking statements and forward-looking information (collectively, forward-looking statements) within the meaning of applicable Canadian and U.S. securities laws and other information based on Suncor's current expectations, estimates, projections and assumptions that were made by the company in light of information available at the time the statement was made and consider Suncor's experience and its perception of historical trends, including expectations and assumptions concerning: the accuracy of reserves estimates; the current and potential adverse impacts of the COVID-19 pandemic, including the status of the pandemic and future waves; commodity prices and interest and foreign exchange rates; the performance of assets and equipment; capital efficiencies and cost savings; applicable laws and government policies; future production rates; the sufficiency of budgeted capital expenditures in carrying out planned activities; the availability and cost of labour, services and infrastructure; the satisfaction by third parties of their obligations to Suncor; the development and execution of projects; and the receipt, in a timely manner, of regulatory and third-party approvals. All statements and information that address expectations or projections about the future, and statements and information about Suncor's strategy for growth, expected and future expenditures or investment decisions, commodity prices, costs, schedules, production volumes, operating and financial results, future financing and capital activities, and the expected impact of future commitments are forward-looking statements. Some of the forward-looking statements may be identified by words like "expects", "anticipates", "will", "estimates", "plans", "scheduled", "intends", "believes", "projects", "indicates", "could", "focus", "vision", "goal", "outlook", "proposed", "target", "objective", "continue", "should", "may", "potential", "future", "opportunity", "would", "priority" and similar expressions.

Forward-looking statements in this MD&A include references to:

- Suncor's strategy, including its priority to deliver competitive and sustainable returns to shareholders and its aim to maximize shareholder returns, its plans on how to achieve this strategy, its belief that its commitment to capital discipline, its balance sheet strength and financial health provide the foundation for its capital allocation framework by supporting long-term value creation and increasing returns to shareholders, and Suncor's belief that it is well positioned to execute on its strategies and priorities due to the company's competitive advantages: its unique, physically integrated portfolio with scale and strength; its regional oil sands advantage, including an industry-leading long-life, low-decline oil sands reserves base; an offshore business that provides geographically diversified cash flow; a highly efficient, tightly integrated downstream business supported by competitive sales channels; and its investment in sustainability, technology and innovation;

- Suncor's belief that the acquisition of an additional working interest in Fort Hills will meet Suncor's return objectives and build upon the company's strategy to optimize its portfolio around its core assets;

- expectations regarding the sale of the company's U.K. assets, including that a sale is anticipated to close in mid-2023;

- expectations about the West White Rose Project, including the expectation that it will extend the life of the existing White Rose assets and the expectation that production will commence in the first half of 2026 and will extend the production life of the White Rose field, providing long-term value for the company;

- expectations about Terra Nova and the ALE Project, including the expectation that the ALE Project will extend the production life of the Terra Nova field by approximately 10 years and provide many benefits to the Newfoundland and Labrador and Canadian economies in the form of taxes, royalties and employment and that the FPSO will return to production in the second quarter of 2023;

- Suncor's strategy and the key components of its strategy including its intent to optimize value through integration and secured market access, optimize asset portfolio, drive value through high-return investments, maximize value through operational excellence and reliability, be an industry leader in sustainable development and global energy expansion and be technology and people enabled, as well as the expected benefits of such strategies and the plans the company expects to take in progressing such strategies;

- statements about Suncor's strategic objective to be a net-zero GHG emissions company by 2050 and its near-term GHG emissions reduction goal, including Suncor's aim to substantially contribute to society's net-zero goals by reducing emissions across its base business, growing its low-emissions energy business and working with others to reduce emissions;

- Suncor's belief that its investments in the energy expansion will complement its existing core capabilities: increasing its low-carbon power generation, expanding into clean hydrogen production and growing its existing renewable liquid fuels business, and that unleashing the full potential of its people and technology will be critical in achieving its environmental, operational and financial goals;

- statements regarding the Pathways Alliance, including its aims, expectations regarding timing and the expected pathways the alliance will take to address GHG emissions;

- the aim, objectives and potential benefits of Suncor's clean energy investments, including Enerkem Inc., LanzaJet, Inc., Svante Inc. and the Varennes Carbon Recycling facility, and Suncor's belief that these investments complement its existing product mix and demonstrate Suncor's involvement in the evolving global energy expansion and are key to Suncor's GHG emissions reduction objective;

- Suncor's expectations for the coke-fired boiler replacement project, including the expectation that the cogeneration units will provide reliable steam generation required for Suncor's extraction and upgrading operations to generate electricity that will be transmitted to Alberta's power grid and provide a

lower-carbon power alternative while delivering value to Suncor and the expectation that it will be in-service in late 2024;

- *expectations for Suncor's partnership with ATCO Ltd. on a potential world-scale clean hydrogen project, including the expected benefits and timing estimates;*

- *expectations for the Oil Sands segment, including the potential development opportunities that may support future mining operations (Base Mine Extension and Audet) or in situ production (including Meadow Creek, Lewis, OSLO, Gregoire, Chard and Kirby), the company's intention to continue to leverage its regional advantage through the continued coordination of maintenance across its assets, leveraging economies of scale and utilizing the connectivity of its assets and to progress opportunities to further increase the integration and flexibility of its regional assets; the company's safety plans and the areas of focus of such plans and the steps it is planning on implementing in 2023; the intended focus for cost management in 2023 and expectations for the company's three-year mine improvement plan at Fort Hills and the impacts thereof ;*

- *the expectation that the Mildred Lake Extension project will sustain Syncrude's current production levels by extending the life of the North Mine using existing extraction and upgrading facilities while minimizing the environmental impacts of building infrastructure and that the project will come online in late 2025;*

- *expectations for the E&P segment, including that the segment will continue to focus on strategic production growth of its East Coast E&P assets, with ongoing development activities intended to leverage existing facilities and infrastructure to provide incremental production and extend the productive life of existing fields and that these development activities are planned to continue in 2023, including development drilling at Hebron and Hibernia;*

- *expectations for the R&M segment, including that the company will continue to optimize the Petro-Canada™ retail business with the goal of further strengthening Suncor's integrated R&M business and driving increased long-term value for shareholders and the steps Suncor will take to enhance its retail business, as well as expected economic investment spending and sustaining capital in 2023;*

- *Suncor's expectation that it will remain disciplined in the execution of its capital allocation framework and increase its share buyback allocation to 75% by the end of the first quarter of 2023 while continuing to progress towards its net debt reduction targets in 2023;*

- *Suncor's expectation that it will continue to deliver on the free funds flow initiatives it has previously communicated, such as the cogeneration facility and Oil Sands Base, autonomous haul systems, and tailings initiatives;*

- *the expectation that the Commerce City refinery will return to normal production rates by the end of the first quarter; and*

- *the expectation that well pads under construction will maintain existing production levels at Firebag and MacKay River in future years as production from existing well pads declines.*

The anticipated duration and impact of planned maintenance events, including:

- *planned turnaround activities at Syncrude and Oil Sands Base Upgrader 2 and the first full plant turnaround at Fort Hills; and*

- *planned maintenance at the Sarnia and Edmonton refineries.*

Also:

- *economic sensitivities;*

- *Suncor's belief that its indicative 5-2-2-1 index will continue to be an appropriate measure against Suncor's actual results;*

- *the company's priority regarding returning value to shareholders and strengthening the balance sheet, and the company's ongoing ability to generate cash flow and commitment to return cash to shareholders;*

- *statements about Suncor's share repurchase program, including its belief that, depending on the trading price of its common shares and other relevant factors, purchasing its own shares represents an attractive investment opportunity and is in the best interests of the company and its shareholders, and Suncor's expectation that the decision to allocate cash to repurchase shares will not affect its long-term strategy;*

- *the company's belief that it does not have any guarantees or off-balance sheet arrangements that have, or are reasonably likely to have, a current or future material effect on the company's financial condition or financial performance, including liquidity and capital resources;*

- *Suncor's planned 2023 capital spending program of $5.4 billion to $5.8 billion and the belief that the company will have the capital resources to fund its planned 2021 capital spending program and to meet current and future working capital requirements through cash and cash equivalents balances, cash flow provided by operating activities, available committed credit facilities, issuing commercial paper and, if needed, accessing capital markets;*

- *Suncor's expectations as to how its 2023 capital expenditures will be directed and the expected benefits therefrom;*

- *the objectives of the company's short-term investment portfolio and the expectation that the maximum weighted average term to maturity of the company's short-term investment portfolio will not exceed six months, and all investments will be with counterparties with investment grade debt ratings;*

- *management of debt levels continuing to be a priority for Suncor given the company's long-term growth plans and future expected volatility in the commodity pricing environment, and Suncor's belief that a phased and flexible*

approach to existing and future projects should assist Suncor in maintaining its ability to manage project costs and debt levels;

• *Suncor's intention to adopt certain accounting standards, amendments and interpretations when they become effective; and*

• *expectations with respect to changes to law and government policy.*

Forward-looking statements are not guarantees of future performance and involve a number of risks and uncertainties, some that are similar to other oil and gas companies and some that are unique to Suncor. Suncor's actual results may differ materially from those expressed or implied by its forward-looking statements, so readers are cautioned not to place undue reliance on them.

The financial and operating performance of the company's reportable operating segments, specifically Oil Sands, E&P and R&M, may be affected by a number of factors.

Factors that affect Suncor's Oil Sands segment include, but are not limited to, volatility in the prices for crude oil and other production, and the related impacts of fluctuating light/heavy and sweet/sour crude oil differentials; changes in the demand for refinery feedstock and diesel fuel, including the possibility that refiners that process the company's proprietary production will be closed, experience equipment failure or other accidents; Suncor's ability to operate its Oil Sands facilities reliably in order to meet production targets; the output of newly commissioned facilities, the performance of which may be difficult to predict during initial operations; Suncor's dependence on pipeline capacity and other logistical constraints, which may affect the company's ability to distribute products to market; Suncor's ability to finance Oil Sands growth and sustaining capital expenditures; the availability of bitumen feedstock for upgrading operations, which can be negatively affected by poor ore grade quality, unplanned mine equipment and extraction plant maintenance, tailings storage, and in situ reservoir and equipment performance, or the unavailability of third-party bitumen; changes in operating costs, including the cost of labour, natural gas and other energy sources used in oil sands processes; and the company's ability to complete projects, including planned maintenance events, both on time and on budget, which could be impacted by competition from other projects (including other oil sands projects) for goods and services and demands on infrastructure in Alberta's Wood Buffalo region and the surrounding area (including housing, roads and schools).

Factors that affect Suncor's E&P segment include, but are not limited to, volatility in crude oil and natural gas prices; operational risks and uncertainties associated with oil and gas activities, including unexpected formations or pressures, premature declines of reservoirs, fires, blow-outs, equipment failures and other accidents, uncontrollable flows of crude oil, natural gas or well fluids, and pollution and other environmental risks; adverse weather conditions, which could disrupt output from producing assets or impact drilling programs, resulting in increased costs and/or delays in bringing on new production; political, economic and socio-economic risks associated with Suncor's foreign

operations, including the unpredictability of operating in Libya due to ongoing political unrest; and market demand for mineral rights and producing properties, potentially leading to losses on disposition or increased property acquisition costs.

Factors that affect Suncor's R&M segment include, but are not limited to, fluctuations in demand and supply for refined products that impact the company's margins; market competition, including potential new market entrants; the company's ability to reliably operate refining and marketing facilities in order to meet production or sales targets; and risks and uncertainties affecting construction or planned maintenance schedules, including the availability of labour and other impacts of competing projects drawing on the same resources during the same time period.

Additional risks, uncertainties and other factors that could influence the financial and operating performance of all of Suncor's operating segments and activities include, but are not limited to, changes in general economic, market and business conditions, such as commodity prices, interest rates and currency exchange rates (including as a result of demand and supply effects resulting from the COVID-19 pandemic and the actions of OPEC+); fluctuations in supply and demand for Suncor's products; the successful and timely implementation of capital projects, including growth projects and regulatory projects; risks associated with the development and execution of Suncor's projects and the commissioning and integration of new facilities; the possibility that completed maintenance activities may not improve operational performance or the output of related facilities; the risk that projects and initiatives intended to achieve cash flow growth and/or reductions in operating costs may not achieve the expected results in the time anticipated or at all; competitive actions of other companies, including increased competition from other oil and gas companies or from companies that provide alternative sources of energy; labour and material shortages; actions by government authorities, including the imposition or reassessment of, or changes to, taxes, fees, royalties, duties and other government-imposed compliance costs, and mandatory production curtailment orders and changes thereto; changes to laws and government policies that could impact the company's business, including environmental (including climate change), royalty and tax laws and policies; the ability and willingness of parties with whom Suncor has material relationships to perform their obligations to the company; the unavailability of, or outages to, third-party infrastructure that could cause disruptions to production or prevent the company from being able to transport its products; the occurrence of a protracted operational outage, a major safety or environmental incident, or unexpected events such as fires (including forest fires), equipment failures and other similar events affecting Suncor or other parties whose operations or assets directly or indirectly affect Suncor; the potential for security breaches of Suncor's information technology and infrastructure by malicious persons or entities, and the unavailability or failure of such systems to perform as anticipated as a result of such breaches; security threats and terrorist or activist activities; the risk that competing business objectives may exceed Suncor's capacity to adopt and implement change; risks and uncertainties associated with obtaining regulatory, third-party and stakeholder approvals outside of Suncor's control for the company's operations,

projects, initiatives, and exploration and development activities and the satisfaction of any conditions to approvals; the potential for disruptions to operations and construction projects as a result of Suncor's relationships with labour unions that represent employees at the company's facilities; the company's ability to find new oil and gas reserves that can be developed economically; the accuracy of Suncor's reserves, resources and future production estimates; market instability affecting Suncor's ability to borrow in the capital debt markets at acceptable rates or to issue other securities at acceptable prices; maintaining an optimal debt to cash flow ratio; the success of the company's risk management activities using derivatives and other financial instruments; the cost of compliance with current and future environmental laws, including climate change laws; risks relating to increased activism and public opposition to fossil fuels and oil sands; risks and uncertainties associated with closing a transaction for the purchase or sale of a business, asset or oil and gas property, including estimates of the final consideration to be paid or received; the ability of counterparties to comply with their obligations in a timely manner; risks associated with joint arrangements in which the company has an interest; risks associated with land claims and Indigenous consultation requirements; the risk that the company may be subject to litigation; the impact of technology and risks associated with developing and implementing new technologies;

and the accuracy of cost estimates, some of which are provided at the conceptual or other preliminary stage of projects and prior to commencement or conception of the detailed engineering that is needed to reduce the margin of error and increase the level of accuracy. The foregoing important factors are not exhaustive.

Many of these risk factors and other assumptions related to Suncor's forward-looking statements are discussed in further detail throughout this MD&A, including under the heading Risk Factors, and the company's 2022 AIF and Form 40-F on file with Canadian securities commissions at www.sedar.com and the United States Securities and Exchange Commission at www.sec.gov. Readers are also referred to the risk factors and assumptions described in other documents that Suncor files from time to time with securities regulatory authorities. Copies of these documents are available without charge from the company.

The forward-looking statements contained in this MD&A are made as of the date of this MD&A. Except as required by applicable securities laws, we assume no obligation to update publicly or otherwise revise any forward-looking statements or the foregoing risks and assumptions affecting such forward-looking statements, whether as a result of new information, future events or otherwise.

Management's Statement of Responsibility for Financial Reporting

The management of Suncor Energy Inc. is responsible for the presentation and preparation of the accompanying consolidated financial statements of Suncor Energy Inc. and all related financial information contained in the Annual Report, including Management's Discussion and Analysis.

The consolidated financial statements have been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board. They include certain amounts that are based on estimates and judgments.

In management's opinion, the consolidated financial statements have been properly prepared within reasonable limits of materiality and within the framework of the significant accounting policies adopted by management. If alternate accounting methods exist, management has chosen those policies it deems the most appropriate in the circumstances. In discharging its responsibilities for the integrity and reliability of the financial statements, management maintains and relies upon a system of internal controls designed to ensure that transactions are properly authorized and recorded, assets are safeguarded against unauthorized use or disposition and liabilities are recognized. These controls include quality standards in hiring and training of employees, formalized policies and procedures, a corporate code of conduct and associated compliance program designed to establish and monitor conflicts of interest, the integrity of accounting records and financial information, among others, and employee and management accountability for performance within appropriate and well-defined areas of responsibility.

The system of internal controls is further supported by the professional staff of an internal audit function who conduct periodic audits of the company's financial reporting.

The Audit Committee of the Board of Directors, currently composed of four independent directors, reviews the effectiveness of the company's financial reporting systems, management information systems, internal control systems and internal auditors. It recommends to the Board of Directors the external auditor to be appointed by the shareholders at each annual meeting and reviews the independence and effectiveness of their work. In addition, it reviews with management and the external auditor any significant financial reporting issues, the presentation and impact of significant risks and uncertainties, and key estimates and judgments of management that may be material for financial reporting purposes. The Audit Committee appoints the independent reserve consultants. The Audit Committee meets at least quarterly to review and approve interim financial statements prior to their release, as well as annually to review Suncor's annual financial statements and Management's Discussion and Analysis, Annual Information Form/Form 40-F, and annual reserves estimates, and recommend their approval to the Board of Directors. The internal auditors and the external auditor, KPMG LLP, have unrestricted access to the company, the Audit Committee and the Board of Directors.



Kris Smith
Interim President and Chief Executive Officer



Alister Cowan
Chief Financial Officer

March 6, 2023

The following report is provided by management in respect of the company's internal control over financial reporting (as defined in Rule 13a-15(f) and 15d-15(f) under the U.S. Securities Exchange Act of 1934):

Management's Report on Internal Control Over Financial Reporting

1. Management is responsible for establishing and maintaining adequate internal control over the company's financial reporting.

2. Management has used the Committee of Sponsoring Organizations of the Treadway Commission (COSO) framework (2013) in Internal Control – Integrated Framework to evaluate the effectiveness of the company's internal control over financial reporting.

3. Management has assessed the effectiveness of the company's internal control over financial reporting as at December 31, 2022, and has concluded that such internal control over financial reporting was effective as of that date. In addition, based on this assessment, management determined that there were no material weaknesses in internal control over financial reporting as at December 31, 2022. Because of inherent limitations, systems of internal control over financial reporting may not prevent or detect misstatements and even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation.

4. The effectiveness of the company's internal control over financial reporting as at December 31, 2022, has been audited by KPMG LLP, independent auditor, as stated in their report which appears herein.





Kris Smith
Interim President and Chief Executive Officer

Alister Cowan
Chief Financial Officer

March 6, 2023

Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors of Suncor Energy Inc.

Opinions on the Consolidated Financial Statements and Internal Control Over Financial Reporting

We have audited the accompanying consolidated balance sheets of Suncor Energy Inc. (the Company) as of December 31, 2022 and 2021, the related consolidated statements of comprehensive income, changes in equity, and cash flows for each of the years in the two-year period ended December 31, 2022, and the related notes (collectively, the consolidated financial statements). We also have audited the Company's internal control over financial reporting as of December 31, 2022, based on criteria established in *Internal Control – Integrated Framework (2013)* issued by the Committee of Sponsoring Organizations of the Treadway Commission.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2022 and 2021, and its financial performance and its cash flows for each of the years in the two-year period ended December 31, 2022, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2022 based on criteria established in *Internal Control – Integrated Framework (2013)* issued by the Committee of Sponsoring Organizations of the Treadway Commission.

Basis for Opinions

The Company's management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Company's consolidated financial statements and an opinion on the Company's internal control over financial reporting based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud, and whether effective internal control over financial reporting was maintained in all material respects.

Our audits of the consolidated financial statements included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

Definition and Limitations of Internal Control Over Financial Reporting

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Critical Audit Matters

The critical audit matters communicated below are matters arising from the current period audit of the consolidated financial statements that were communicated or required to be communicated to the audit committee and that: (1) relate to accounts or disclosures that are material to the consolidated financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated

financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matters or on the accounts or disclosures to which they relate.

Evaluation of the assessment of indicators of impairment loss or reversal related to Oil Sands and Exploration and Production property, plant and equipment

As discussed in Note 3(m) to the consolidated financial statements, when circumstances indicate that a cash generating unit ("CGU") may be impaired or a previous impairment reversed, the Company compares the carrying amount of the CGU to its recoverable amount. Quarterly, the Company analyzes indicators of impairment loss or reversal ("impairment indicators"), such as significant increases or decreases in forecasted production volumes (which include assumptions related to proved and probable oil reserves), commodity prices, capital expenditures and operating costs (collectively, "reserve assumptions"). The estimate of reserve assumptions requires the expertise of independent qualified reserves evaluators. The Company engages independent qualified reserves evaluators to evaluate the Company's proved and probable oil reserves. The carrying amount of the Company's Oil Sands and Exploration and Production property, plant and equipment balance as of December 31, 2022 was $52,494 million.

We identified the evaluation of the assessment of indicators of impairment loss or reversal related to the Oil Sands and Exploration and Production property, plant and equipment as a critical audit matter. A high degree of subjective auditor judgment was required to evaluate the reserve assumptions used by the Company in their assessment.

The following are the primary procedures we performed to address this critical audit matter. We evaluated the design and tested the operating effectiveness of certain internal controls related to the critical audit matter. This included controls related to the Company's assessment of indicators of impairment loss or reversal, including controls related to the reserve assumptions. We evaluated the Company's reserve assumptions by comparing the current year externally evaluated proved and probable oil reserves to historical results. We compared the Company's current year actual production volumes, operating costs and capital expenditures to those respective assumptions used in the prior year externally evaluated proved and probable oil reserves to assess the Company's ability to accurately forecast. We evaluated the Company's future commodity price estimates by comparing to a number of publicly available external price curves for the same benchmark pricing. We evaluated the competence, capabilities, and objectivity of the Company's independent qualified reserves evaluators engaged by the Company, who evaluated the proved and probable oil reserves. We evaluated the methodology used by the independent reservoir engineering specialists to evaluate proved and probable oil reserves for compliance with regulatory standards.

Assessment of the impairment reversal of the White Rose cash generating unit

As discussed in note 16 to the consolidated financial statements, the Company identified an indicator of impairment reversal at June 30, 2022 for the White Rose cash generating unit ("CGU") and performed an impairment reversal test to determine the recoverable amount of the CGU based on the fair value less cost of disposal. The estimated recoverable amount of the CGU involves numerous assumptions, including forecasted production volumes, commodity prices, royalty rates, capital expenditures ("forecasted cash flow assumptions"), and discount rate.

We identified the assessment of the impairment reversal of the White Rose CGU as a critical audit matter. A high degree of subjective auditor judgment was required in evaluating the Company's forecasted cash flow and discount rate assumptions as minor changes to these assumptions could have had a significant effect on the Company's calculation of the recoverable amount of the CGU. A high degree of subjective auditor judgement was also required to evaluate the externally evaluated proved and probable oil reserves which were used to assess the Company's forecasted cash flow assumptions. Additionally, the evaluation of the impairment reversal of the White Rose CGU required involvement of valuation professionals with specialized skills and knowledge.

The following are the primary procedures we performed to address this critical audit matter. We evaluated the design and tested the operating effectiveness of certain internal controls related to the critical audit matter. This included controls related to the Company's determination of the recoverable amount of the CGU, including controls related to determination of the forecasted cash flow assumptions and discount rate. We performed sensitivity analyses over the discount rate and forecasted commodity price assumptions to assess the impact of those assumptions on the Company's determination of the recoverable amount of the CGU. We evaluated the Company's future commodity price estimates by comparing to a number of publicly available external price curves for the same benchmark pricing. We evaluated the forecasted production volumes and capital expenditure assumptions used in the impairment test by comparing to the current year externally evaluated proved and probable oil reserves as well as to historical results. We evaluated the forecasted royalty rate assumptions used in the impairment test by comparing to the current year externally evaluated proved and probable oil reserves as well as the revised royalty agreement with the provincial government. We assessed differences between management's forecasted cash flow assumptions and the externally evaluated proved and probable oil reserves by comparing to recent historical results and comparable CGUs. We compared the Company's current year actual production volumes, royalty rates and capital expenditures to those respective assumptions used in the prior year externally evaluated proved and probable oil reserves to assess the Company's ability to accurately forecast. We evaluated the competence, capabilities and objectivity of the independent qualified reserves evaluators engaged by the Company, who evaluated the proved and probable oil reserves. We evaluated the methodology used by independent qualified reserves evaluators to evaluate proved and probable oil reserves for compliance with regulatory standards.

We involved valuation professionals with specialized skills and knowledge, who assisted in:

- evaluating the Company's CGU discount rate, by comparing the inputs against publicly available market data for comparable entities and assessing the resulting discount rate
- evaluating the Company's estimate of recoverable amount of the CGU by comparing to publicly available market data and valuation metrics for comparable entities.

Assessment of the impairment of the Fort Hills cash generating unit

As discussed in note 16 to the consolidated financial statements, the Company identified an indicator of impairment at September 30, 2022 for the Fort Hills cash generating unit ("CGU") and performed an impairment test to determine the recoverable amount of the CGU based on the fair value less cost of disposal. The estimated recoverable amount of the CGU involves numerous assumptions, including forecasted production volumes, commodity prices (including foreign exchange rates), operating costs ("forecasted cash flow assumptions"), and discount rate.

We identified the assessment of the impairment of the Fort Hills CGU as a critical audit matter. A high degree of subjective auditor judgment was required in evaluating the Company's forecasted cash flow and discount rate assumptions as minor changes to these assumptions could have had a significant effect on the Company's calculation of the recoverable amount of the CGU. A high degree of subjective auditor judgement was also required to evaluate the externally evaluated proved and probable oil reserves which were used to assess the Company's forecasted cash flow assumptions. Additionally, the evaluation of the impairment of the Fort Hills CGU required involvement of valuation professionals with specialized skills and knowledge.

The following are the primary procedures we performed to address this critical audit matter. We evaluated the design and tested the operating effectiveness of certain internal controls related to the critical audit matter. This included controls related to the Company's determination of the recoverable amount of the CGU, including controls related to determination of the forecasted cash flow assumptions and discount rate. We performed sensitivity analyses over the discount rate and forecasted commodity price assumptions to assess the impact of those assumptions on the Company's determination of the recoverable amount of the CGU. We evaluated the Company's future commodity price (including foreign exchange rate) estimates by comparing to a number of publicly available external price curves for the same benchmark pricing. We evaluated the forecasted production volumes and operating cost assumptions used in the impairment test by comparing to the current year externally evaluated proved and probable oil reserves as well as to historical results. We assessed differences between management's forecasted cash flow assumptions and the externally evaluated proved and probable oil reserves by comparing to recent historical results and comparable CGUs. We compared the Company's current year actual production volumes and operating costs to those respective assumptions used in the prior year externally evaluated proved and probable oil reserves to assess the Company's ability to accurately forecast. We evaluated the competence, capabilities and objectivity of the independent qualified reserves evaluators engaged by the Company, who evaluated the proved and probable oil reserves. We evaluated the methodology used by independent qualified reserves evaluators to evaluate proved and probable oil reserves for compliance with regulatory standards. We involved valuation professionals with specialized skills and knowledge, who assisted in:

- evaluating the Company's CGU discount rate, by comparing the inputs against publicly available market data for comparable entities and assessing the resulting discount rate
- evaluating the Company's estimate of recoverable amount of the CGU by comparing to publicly available market data and valuation metrics for comparable entities.



KPMG LLP

Chartered Professional Accountants
We have served as the Company's auditor since 2019.

Calgary, Canada
March 6, 2023

Consolidated Statements of Comprehensive Income

For the years ended December 31 ($ millions)	Notes	2022	2021
Revenues and Other Income			
Operating revenues, net of royalties	6	**58 336**	39 132
Other income (loss)	7	**131**	(31)
		58 467	39 101
Expenses			
Purchases of crude oil and products		**20 775**	13 791
Operating, selling and general	8 and 26	**12 807**	11 366
Transportation and distribution		**1 671**	1 479
Depreciation, depletion, amortization and impairment	15 and 16	**8 786**	5 850
Exploration		**56**	47
Loss (gain) on disposal of assets	16	**45**	(257)
Financing expenses	9	**2 011**	1 255
		46 151	33 531
Earnings before Income Taxes		**12 316**	5 570
Income Tax Expense (Recovery)			
Current	10	**4 229**	1 395
Deferred	10 and 16	**(990)**	56
		3 239	1 451
Net Earnings		**9 077**	4 119
Other Comprehensive Income			
Items That May be Subsequently Reclassified to Earnings:			
Foreign currency translation adjustment		**160**	(63)
Items That Will Not be Reclassified to Earnings:			
Actuarial gain on employee retirement benefit plans, net of income taxes		**838**	856
Other Comprehensive Income		**998**	793
Total Comprehensive Income		**10 075**	4 912
Per Common Share (dollars)	11		
Net earnings – basic		**6.54**	2.77
Net earnings – diluted		**6.53**	2.77
Cash dividends		**1.88**	1.05

The accompanying notes are an integral part of the consolidated financial statements.

Consolidated Balance Sheets

($ millions)	Notes	December 31 2022	December 31 2021
Assets			
Current assets			
Cash and cash equivalents	12	**1 980**	2 205
Accounts receivable		**6 068**	4 534
Inventories	14	**5 058**	4 110
Income taxes receivable		**244**	128
Assets held for sale	33	**1 186**	—
Total current assets		**14 536**	10 977
Property, plant and equipment, net	15 – 17	**62 654**	65 546
Exploration and evaluation	18	**1 995**	2 226
Other assets	19	**1 766**	1 307
Goodwill and other intangible assets	20	**3 586**	3 523
Deferred income taxes	10	**81**	160
Total assets		**84 618**	83 739
Liabilities and Shareholders' Equity			
Current liabilities			
Short-term debt	21	**2 807**	1 284
Current portion of long-term debt	21	**—**	231
Current portion of long-term lease liabilities	21	**317**	310
Accounts payable and accrued liabilities		**8 167**	6 503
Current portion of provisions	24	**564**	779
Income taxes payable		**484**	1 292
Liabilities associated with assets held for sale	33	**530**	—
Total current liabilities		**12 869**	10 399
Long-term debt	21	**9 800**	13 989
Long-term lease liabilities	21	**2 695**	2 540
Other long-term liabilities	22	**1 642**	2 180
Provisions	24	**9 800**	8 776
Deferred income taxes	10 and 16	**8 445**	9 241
Equity		**39 367**	36 614
Total liabilities and shareholders' equity		**84 618**	83 739

The accompanying notes are an integral part of the consolidated financial statements.

Approved on behalf of the Board of Directors:

Michael Wilson
Director

March 6, 2023

Patricia M. Bedient
Director

Consolidated Statements of Cash Flows

For the years ended December 31 ($ millions)	Notes	2022	2021
Operating Activities			
Net earnings		**9 077**	4 119
Adjustments for:			
Depreciation, depletion, amortization and impairment		**8 786**	5 850
Deferred income tax (recovery) expense	10 and 16	**(990)**	56
Accretion	9	**316**	304
Unrealized foreign exchange loss (gain) on U.S. dollar denominated debt	9	**729**	(113)
Change in fair value of financial instruments and trading inventory		**(38)**	(13)
Loss (gain) on disposal of assets	16	**45**	(257)
Loss on extinguishment of long-term debt	9 and 21	**32**	80
Share-based compensation	26	**328**	205
Settlement of decommissioning and restoration liabilities	24	**(314)**	(263)
Other		**130**	289
(Increase) decrease in non-cash working capital	13	**(2 421)**	1 507
Cash flow provided by operating activities		**15 680**	11 764
Investing Activities			
Capital and exploration expenditures		**(4 987)**	(4 555)
Capital expenditures on assets held for sale	33	**(133)**	—
Proceeds from disposal of assets	16	**315**	335
Other investments and acquisitions		**(36)**	(28)
Decrease in non-cash working capital	13	**52**	271
Cash flow used in investing activities		**(4 789)**	(3 977)
Financing Activities			
Net increase (decrease) in short-term debt		**1 473**	(2 256)
Repayment of long-term debt	21	**(5 128)**	(2 451)
Issuance of long-term debt		**—**	1 423
Lease liability payments		**(329)**	(325)
Issuance of common shares under share option plans		**496**	8
Repurchase of common shares	25	**(5 135)**	(2 304)
Distributions relating to non-controlling interest		**(9)**	(9)
Dividends paid on common shares		**(2 596)**	(1 550)
Cash flow used in financing activities		**(11 228)**	(7 464)
(Decrease) Increase in Cash and Cash Equivalents		**(337)**	323
Effect of foreign exchange on cash and cash equivalents		**112**	(3)
Cash and cash equivalents at beginning of year		**2 205**	1 885
Cash and Cash Equivalents at End of Year		**1 980**	2 205
Supplementary Cash Flow Information			
Interest paid		**973**	980
Income taxes paid (received)		**4 737**	(532)

The accompanying notes are an integral part of the consolidated financial statements.

Consolidated Statements of Changes in Equity

($ millions)	Notes	Share Capital	Contributed Surplus	Accumulated Other Comprehensive Income	Retained Earnings	Total	Number of Common Shares (thousands)
At December 31, 2020		25 144	591	877	9 145	35 757	1 525 151
Net earnings		—	—	—	4 119	4 119	—
Foreign currency translation adjustment		—	—	(63)	—	(63)	—
Actuarial gain on employee retirement benefit plans, net of income taxes of $277	23	—	—	—	856	856	—
Total comprehensive (loss) income		—	—	(63)	4 975	4 912	—
Issued under share option plans		8	—	—	—	8	245
Common shares forfeited		—	—	—	—	—	(186)
Repurchase of common shares for cancellation	25	(1 382)	—	—	(922)	(2 304)	(83 959)
Change in liability for share purchase commitment	25	(120)	—	—	(110)	(230)	—
Share-based compensation	26	—	21	—	—	21	—
Dividends paid on common shares		—	—	—	(1 550)	(1 550)	—
At December 31, 2021		23 650	612	814	11 538	36 614	1 441 251
Net earnings		—	—	—	**9 077**	**9 077**	—
Foreign currency translation adjustment		—	—	**160**	—	**160**	—
Actuarial gain on employee retirement benefit plans, net of income taxes of $264	23	—	—	—	**838**	**838**	—
Total comprehensive income		—	—	**160**	**9 915**	**10 075**	—
Issued under share option plans		**570**	**(58)**	—	—	**512**	**13 158**
Common shares forfeited		—	—	—	—	—	**(30)**
Repurchase of common shares for cancellation	25	**(1 947)**	—	—	**(3 188)**	**(5 135)**	**(116 908)**
Change in liability for share purchase commitment	25	**(16)**	—	—	**(104)**	**(120)**	—
Share-based compensation	26	—	**17**	—	—	**17**	—
Dividends paid on common shares		—	—	—	**(2 596)**	**(2 596)**	—
At December 31, 2022		**22 257**	**571**	**974**	**15 565**	**39 367**	**1 337 471**

The accompanying notes are an integral part of the consolidated financial statements.

Notes to the Consolidated Financial Statements

1. Reporting Entity and Description of the Business

Suncor Energy Inc. (Suncor or the company) is an integrated energy company headquartered in Calgary, Alberta, Canada. Suncor's operations include oil sands development, production and upgrading; offshore oil and gas; petroleum refining in Canada and the U.S.; and the company's Petro-Canada retail and wholesale distribution networks (including Canada's Electric Highway™, a coast-to-coast network of fast-charging electric vehicle stations). Suncor is developing petroleum resources while advancing the transition to a low-emissions future through investments in power, renewable fuels and hydrogen. Suncor also conducts energy trading activities focused principally on the marketing and trading of crude oil, natural gas, byproducts, refined products and power. Suncor has been recognized for its performance and transparent reporting on the Dow Jones Sustainability World Index, FTSE4Good Index and CDP. Suncor's common shares (symbol: SU) are listed on the Toronto Stock Exchange (TSX) and New York Stock Exchange (NYSE).

The address of the company's registered office is 150 – 6th Avenue S.W., Calgary, Alberta, Canada, T2P 3E3.

2. Basis of Preparation

(a) Statement of Compliance

These consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB).

Suncor's accounting policies are based on IFRS issued and outstanding for all periods presented in these consolidated financial statements. These consolidated financial statements were approved by the Board of Directors on March 6, 2023.

(b) Basis of Measurement

The consolidated financial statements are prepared on a historical cost basis except as detailed in the accounting policies disclosed in note 3. The accounting policies described in note 3 have been applied consistently to all periods presented in these consolidated financial statements.

(c) Functional Currency and Presentation Currency

These consolidated financial statements are presented in Canadian dollars, which is the company's functional currency.

(d) Use of Estimates, Assumptions and Judgments

The timely preparation of financial statements requires that management make estimates and assumptions and use judgment. Accordingly, actual results may differ from estimated amounts as future confirming events occur. Significant estimates and judgments used in the preparation of the consolidated financial statements are described in note 4.

3. Summary of Significant Accounting Policies

(a) Principles of Consolidation

The company consolidates its interests in entities it controls. Control comprises the power to govern an entity's financial and operating policies to obtain benefits from its activities, and is a matter of judgment. All intercompany balances and transactions are eliminated on consolidation.

(b) Joint Arrangements

Joint arrangements represent arrangements in which two or more parties have joint control established by a contractual agreement. Joint control only exists when decisions about the activities that most significantly affect the returns of the investee are unanimous. Joint arrangements can be classified as either a joint operation or a joint venture. The classification of joint arrangements requires judgment. In determining the classification of its joint arrangements, the company considers the contractual rights and obligations of each investor and whether the legal structure of the joint arrangement gives the entity direct rights to the assets and obligations for the liabilities.

Where the company has rights to the assets and obligations for the liabilities of a joint arrangement, such arrangement is classified as a joint operation and the company's proportionate share of the joint operation's assets, liabilities, revenues and expenses are included in the consolidated financial statements, on a line-by-line basis.

Where the company has rights to the net assets of an arrangement, such arrangement is classified as a joint venture and accounted for using the equity method of accounting. Under the equity method, the company's initial investment is recognized at cost and subsequently adjusted for the company's share of the joint venture's income or loss, less distributions received.

(c) Investments in Associates

Associates are entities for which the company has significant influence, but not control or joint control over the financial and operational decisions. Investments in associates are accounted for using the equity method of accounting and are initially recognized at cost and adjusted thereafter for the change in the company's share of the investee's profit or loss and Other Comprehensive Income (OCI) less distributions received until the date that significant influence ceases.

(d) Foreign Currency Translation

Functional currencies of the company's individual entities are the currency of the primary economic environment in which the entity operates. Transactions in foreign currencies are translated to the appropriate functional currency at foreign exchange rates that approximate those on the date of the transaction. Monetary assets and liabilities denominated in foreign currencies are translated to the appropriate functional currency at foreign exchange rates as at the balance sheet date. Foreign exchange differences arising on translation are recognized in net earnings. Non-monetary assets that are measured in a foreign currency at historical cost are translated using the exchange rate at the date of the transaction.

In preparing the company's consolidated financial statements, the financial statements of each entity are translated into Canadian dollars. The assets and liabilities of foreign operations are translated into Canadian dollars at exchange rates as at the balance sheet date. Revenues and expenses of foreign operations are translated into Canadian dollars using foreign exchange rates that approximate those on the date of the underlying transaction. Foreign exchange differences are recognized in OCI.

If the company or any of its entities disposes of its entire interest in a foreign operation, or loses control, joint control or significant influence over a foreign operation, the accumulated foreign currency translation gains or losses related to the foreign operation are recognized in net earnings.

(e) Revenues

Revenue from the sale of crude oil, natural gas, natural gas liquids, purchased products, refined petroleum products and power represent the company's contractual arrangements with customers. Revenue is recorded when control passes to the customer, in accordance with specified contract terms. All operating revenue is earned at a point in time and is based on the consideration that the company expects to receive for the transfer of the goods to the customer. Revenues are usually collected in the month following delivery except retail gasoline, diesel and ancillary products, which are due upon delivery and, accordingly, the company does not adjust consideration for the effects of a financing component.

Revenue from oil and natural gas production is recorded net of royalty expense.

International operations conducted pursuant to Production Sharing Contracts (PSCs) are reflected in the consolidated financial statements based on the company's working interest. Each PSC establishes the exploration, development and operating costs the company is required to fund and establishes specific terms for the company to recover these costs and to share in the production profits. Cost recovery is generally limited to a specified percentage of production during each fiscal year (Cost Recovery Oil). Any Cost Recovery Oil remaining after costs have been recovered is referred to as Excess Petroleum and is shared between the company and the respective government. Assuming collection is reasonably assured, the company's share of Cost Recovery Oil and Excess Petroleum are reported as revenue when the sale of product to a third party occurs. Revenue also includes income taxes paid on the company's behalf by government joint partners.

(f) Cash and Cash Equivalents

Cash and cash equivalents consist primarily of cash in banks, term deposits, certificates of deposit and all other highly liquid investments at the time of purchase.

(g) Inventories

Inventories of crude oil and refined products, other than inventories held for trading purposes, are valued at the lower of cost, using the first-in, first-out method, and net realizable value. Cost of inventory consists of purchase costs, direct production costs, direct overhead and depreciation, depletion and amortization. Materials and supplies are valued at the lower of average cost and net realizable value.

Inventories held for trading purposes are carried at fair value less costs to sell and any changes in fair value are recognized in Other Income within the respective reporting segment to which the trading activity relates.

(h) Assets Held for Sale

Assets and the associated liabilities are classified as held for sale if their carrying amounts are expected to be recovered through a disposition rather than through continued use. The assets or disposal groups are measured at the lower of their carrying amount or estimated fair value less costs of disposal. Impairment losses on initial classification as well as subsequent gains or losses on remeasurement are recognized in Depreciation, Depletion, Amortization and Impairment. When the assets or disposal groups are sold, the gains or losses on the sale are recognized in Gain on Disposal of Assets. Assets classified as held for sale are not depreciated, depleted or amortized.

(i) Exploration and Evaluation Assets

The costs to acquire non-producing oil and gas properties or licences to explore, drill exploratory wells and the costs to evaluate the commercial potential of underlying resources, including related borrowing costs, are initially capitalized as Exploration and Evaluation assets. Certain exploration costs, including geological, geophysical and seismic expenditures and delineation on oil sands properties, are charged to Exploration expense as incurred.

Exploration and Evaluation assets are subject to technical, commercial and management review to confirm the continued intent to develop and extract the underlying resources. If an area or exploration well is no longer considered commercially viable, the related capitalized costs are charged to Exploration expense.

When management determines with reasonable certainty that an Exploration and Evaluation asset will be developed, as evidenced by the classification of proved or probable reserves and the appropriate internal and external approvals, the asset is transferred to Property, Plant and Equipment.

(j) Property, Plant and Equipment

Property, Plant and Equipment are initially recorded at cost.

The costs to acquire developed or producing oil and gas properties, and to develop oil and gas properties, including completing geological and geophysical surveys and drilling development wells, and the costs to construct and install development infrastructure, such as wellhead equipment, well platforms, well pairs, offshore platforms, subsea structures and an estimate of asset retirement costs, are capitalized as oil and gas properties within Property, Plant and Equipment.

The costs to construct, install and commission, or acquire, oil and gas production equipment, including oil sands upgraders, extraction plants, mine equipment, processing and power generation facilities, utility plants, and all renewable energy, refining, and marketing assets, are capitalized as plant and equipment within Property, Plant and Equipment.

Stripping activity required to access oil sands mining resources incurred in the initial development phase is capitalized as part of the construction cost of the mine. Stripping costs incurred in the production phase are charged to expense as they normally relate to production for the current period.

The costs of planned major inspection, overhaul and turnaround activities that maintain Property, Plant and Equipment and benefit future years of operations are capitalized. Recurring planned maintenance activities performed on shorter intervals are expensed as operating costs. Replacements outside of a major inspection, overhaul or turnaround are capitalized when it is probable that future economic benefits will be realized by the company and the associated carrying amount of the replaced component is derecognized.

Borrowing costs relating to assets that take over one year to construct are capitalized as part of the asset. Capitalization of borrowing costs ceases when the asset is in the location and condition necessary for its intended use, and is suspended when construction of an asset is ceased for extended periods.

(k) Depreciation, Depletion and Amortization

Exploration and Evaluation assets are not subject to depreciation, depletion and amortization. Once transferred to oil and gas properties within Property, Plant and Equipment and commercial production commences, these costs are depleted on a unit-of-production basis over proved developed reserves, with the exception of costs associated with oil sands mines, which are depreciated on a straight-line basis over the life of the mine, and property acquisition costs, which are depleted over proved reserves.

Capital expenditures are not depreciated or depleted until assets are substantially complete and ready for their intended use.

Costs to develop oil and gas properties other than certain oil sands mining assets, including costs of dedicated infrastructure, such as well pads and wellhead equipment, are depleted on a unit-of-production basis over proved developed reserves. A portion of these costs may not be depleted if they relate to undeveloped reserves. Costs related to offshore facilities are depleted over proved and probable reserves. Costs to develop and construct oil sands mines are depreciated on a straight-line basis over the life of the mine.

Major components of Property, Plant and Equipment are depreciated on a straight-line basis over their expected useful lives.

Oil sands upgraders, extraction plants and mine facilities	20 to 40 years
Oil sands mine equipment	5 to 15 years
Oil sands in situ processing facilities	30 years
Power generation and utility plants	30 to 40 years
Refineries and other processing plants	20 to 40 years
Marketing and other distribution assets	10 to 40 years

The costs of major inspection, overhaul and turnaround activities that are capitalized are depreciated on a straight-line basis over the period to the next scheduled activity, which varies from two to five years.

Depreciation, depletion and amortization rates are reviewed annually or when events or conditions occur that impact capitalized costs, reserves or estimated service lives.

Right-of-use assets within Property, Plant and Equipment are depreciated on a straight-line basis over the shorter of the estimated useful life of the right-of-use asset or the lease term.

(l) Goodwill and Other Intangible Assets

The company accounts for business combinations using the acquisition method. The excess of the purchase price over the fair value of the identifiable net assets represents goodwill, and is allocated to the groups of cash generating units (CGUs) to which it relates from the business combination.

Other intangible assets include acquired customer lists, brand value and certain software costs.

Goodwill and brand value have indefinite useful lives and are not subject to amortization. Customer lists are amortized over their expected useful lives, which range from five to 10 years. Software costs are amortized over their expected useful lives, which range from five to six years. Expected useful lives of other intangible assets are reviewed on an annual basis.

(m) Impairment of Assets

Non-Financial Assets

Property, Plant and Equipment and Exploration and Evaluation assets are reviewed quarterly to assess whether there is any indication of impairment. Goodwill and intangible assets that have an indefinite useful life are tested for impairment annually. Exploration and Evaluation assets are also tested for impairment immediately prior to being transferred to Property, Plant and Equipment.

If any indication of impairment exists, an estimate of the asset's recoverable amount is calculated as the higher of the fair value less costs of disposal and value-in-use. In determining fair value less costs of disposal, recent market transactions are considered, if available. In the absence of such transactions, an appropriate valuation model is used. Value-in-use is assessed using the present value of the expected future cash flows of the relevant asset. If the asset does not generate cash inflows that are largely independent of those from other assets or groups of assets, the asset is tested as part of a CGU, which is the smallest identifiable group of assets that generates cash inflows that are largely independent of the cash inflows from other assets or groups of assets. An impairment loss is the amount by which the carrying amount of the individual asset or CGU exceeds its recoverable amount.

Impairments may be reversed for all CGUs and individual assets, other than goodwill, if there has been a change in the estimates and judgments used to determine the asset's recoverable amount since the last impairment loss was recognized. If such indication exists, the carrying amount of the CGU or asset is increased to its revised recoverable amount, which cannot exceed the carrying amount that would have been determined, net of depletion, depreciation and amortization, had no impairment been recognized.

Impairments and impairment reversals are recognized within Depreciation, Depletion, Amortization and Impairment.

Financial Assets

At each reporting date, the company assesses the expected credit losses associated with its financial assets measured at amortized cost. Expected credit losses are measured as the difference between the cash flows that are due to the company and the cash flows that the company expects to receive, discounted at the effective interest rate determined at initial recognition. For trade accounts receivables, the company applies the simplified approach permitted by IFRS 9 *Financial Instruments*, which requires lifetime expected credit losses to be recognized from initial recognition of the receivables. To measure expected credit losses, accounts receivables are grouped based on the number of days the receivables have been outstanding and the internal credit assessments of the customers. Credit risk for longer term receivables is assessed based on an external credit rating of the counterparty. For longer term receivables with credit risk that has not increased significantly since the date of recognition, the company measures the expected credit loss as the twelve-month expected credit loss. Expected credit losses are recognized in net earnings.

(n) Provisions

Provisions are recognized by the company when it has a legal or constructive obligation as a result of past events, it is probable that an outflow of economic resources will be required to settle the obligation and a reliable estimate can be made of the amount of the obligation.

Provisions are recognized for decommissioning and restoration obligations associated with the company's Exploration and Evaluation assets and Property, Plant and Equipment. Provisions for decommissioning and restoration obligations are measured at the present value of management's best estimate of the future cash flows required to settle the present obligation, using the credit-adjusted risk-free interest rate. The value of the obligation is added to the carrying amount of the associated asset

and amortized over the useful life of the asset. The provision is accreted over time through Financing Expense with actual expenditures charged against the accumulated obligation. Changes in the future cash flow estimates resulting from revisions to the estimated timing or amount of undiscounted cash flows are recognized as a change in the decommissioning and restoration provision and related asset.

(o) Income Taxes

The company follows the liability method of accounting for income taxes whereby deferred income taxes are recorded for the effect of differences between the accounting and income tax basis of an asset or liability. Deferred income tax assets and liabilities are measured using enacted or substantively enacted income tax rates as at the balance sheet date that are anticipated to apply to taxable income in the years in which temporary differences are expected to be recovered or settled. Changes to these balances are recognized in net earnings or in Other Comprehensive Income in the period they occur. Investment tax credits are recorded as a reduction to the related expenditures.

The company recognizes the impact of a tax filing position when it is probable, based on the technical merits, that the position will be sustained upon audit. If it is determined a tax filing position is not considered probable, the company assesses the possible outcomes and their associated probabilities and records a tax provision based on the best estimate of the amount of tax payable.

(p) Pensions and Other Post-Retirement Benefits

The company sponsors defined benefit pension plans, defined contribution pension plans and other post-retirement benefits.

The cost of pension benefits earned by employees in the defined contribution pension plan is expensed as incurred. The cost of defined benefit pension plans and other post-retirement benefits are actuarially determined using the projected unit credit method based on present pay levels and management's best estimates of demographic and financial assumptions.

The liability recognized on the balance sheet is the present value of the defined benefit obligations less the fair value of plan assets. The value of plan assets is limited to the total of unrecognized past service cost and the present value of the economic benefits available in the form of refunds from the plan or reductions in future contributions to the plan ("effect of the asset ceiling"). Any surplus is immediately recognized in Other Comprehensive income. In addition, a minimum liability is recognized when the statutory minimum funding requirement for past service exceeds the economic benefits available in the form of refunds from the plan or reductions in future contributions to the plan.

Pension benefits earned during the current year are recorded in Operating, Selling and General expense. Interest costs on the net unfunded obligation are recorded in Financing Expense. Any actuarial gains or losses related to the plan assets and the defined benefit obligation, as well as the change in the asset ceiling and any minimum liability, are recognized immediately through Other Comprehensive Income and transferred directly to Retained Earnings.

(q) Share-Based Compensation Plans

Under the company's share-based compensation plans, share-based awards may be granted to executives, employees and non-employee directors. Compensation expense is recorded in Operating, Selling and General expense.

Share-based compensation awards that settle in cash or have the option to settle in cash or shares are accounted for as cash-settled plans. These are measured at fair value each reporting period using the Black-Scholes options pricing model. The expense is recognized over the vesting period, with a corresponding adjustment to the outstanding liability. When awards are surrendered for cash, the cash settlement paid reduces the outstanding liability. When awards are exercised for common shares, consideration paid by the holder and the previously recognized liability associated with the options are recorded to Share Capital.

Stock options that give the holder the right to purchase common shares are accounted for as equity-settled plans. The expense is based on the fair value of the options at the time of grant using the Black-Scholes options pricing model and is recognized over the vesting periods of the respective options. A corresponding increase is recorded to Contributed Surplus. Consideration paid to the company on exercise of options is credited to Share Capital and the associated amount in Contributed Surplus is reclassified to Share Capital.

(r) Financial Instruments

The company classifies its financial instruments into one of the following categories: fair value through profit or loss (FVTPL), fair value through other comprehensive income, or at amortized cost. This determination is made at initial recognition. All financial instruments are initially recognized at fair value on the balance sheet, net of any transaction costs except for financial instruments classified as FVTPL, where transaction costs are expensed as incurred. Subsequent measurement of financial instruments is based on their classification. The company classifies its derivative financial instruments and certain investments as FVTPL, cash and cash equivalents and accounts receivable as financial assets at amortized cost, and accounts payable and accrued liabilities, debt, and other long-term liabilities as financial liabilities at amortized cost.

In circumstances where the company consolidates a subsidiary in which there are other owners with a non-controlling interest and the subsidiary has a non-discretionary obligation to distribute cash based on a predetermined formula to the non-controlling

owners, the non-controlling interest is classified as a financial liability rather than equity in accordance with IAS 32 *Financial Instruments: Presentation*. The non-controlling interest liability is classified as an amortized cost liability and is presented within Other Long-Term Liabilities. The balance is accreted based on current period interest expense recorded using the effective interest method and decreased based on distributions made to the non-controlling owners.

The company uses derivative financial instruments, such as physical and financial contracts, either to manage certain exposures to fluctuations in interest rates, commodity prices and foreign exchange rates, as part of its overall risk management program. Earnings impacts from derivatives used to manage a particular risk are reported as part of Other Income in the related reporting segment.

Certain physical commodity contracts, when used for trading purposes, are deemed to be derivative financial instruments for accounting purposes. Physical commodity contracts entered into for the purpose of receipt or delivery in accordance with the company's expected purchase, sale or usage requirements are not considered to be derivative financial instruments and are accounted for as executory contracts.

Derivatives embedded in other financial instruments or other host contracts are recorded as separate derivatives when their risks and characteristics are not closely related to those of the host contract.

(s) Hedging Activities

The company may apply hedge accounting to arrangements that qualify for designated hedge accounting treatment. Documentation is prepared at the inception of a hedge relationship in order to qualify for hedge accounting. Designated hedges are assessed at each reporting date to determine if the relationship between the derivative and the underlying hedged item accomplishes the company's risk management objectives for financial and non-financial risk exposures.

If the derivative is designated as a fair value hedge, changes in the fair value of the derivative and in the fair value of the underlying hedged item are recognized in net earnings. If the derivative is designated as a cash flow hedge, the effective portions of the changes in fair value of the derivative are initially recorded in Other Comprehensive Income and are recognized in net earnings when the hedged item is realized. Ineffective portions of changes in the fair value of cash flow hedges are recognized in net earnings immediately. Changes in the fair value of a derivative designated in a fair value or cash flow hedge are recognized in the same line item as the underlying hedged item.

The company did not apply hedge accounting to any of its derivative instruments for the years ended December 31, 2022 or 2021.

(t) Share Capital

Common shares are classified as equity. Incremental costs directly attributable to the issuance of common shares are recognized as a deduction from equity, net of any tax effects. When the company repurchases its own common shares, share capital is reduced by the average carrying value of the shares repurchased. The excess of the purchase price over the average carrying value is recognized as a deduction from Retained Earnings. Shares are cancelled upon repurchase.

(u) Dividend Distributions

Dividends on common shares are recognized in the period in which the dividends are declared by the company's Board of Directors.

(v) Earnings per Share

Basic earnings per share is calculated by dividing the net earnings for the period by the weighted average number of common shares outstanding during the period.

Diluted earnings per share is calculated by adjusting the weighted average number of common shares outstanding for dilutive common shares related to the company's share-based compensation plans. The number of shares included is computed using the treasury stock method. As these awards can be exchanged for common shares of the company, they are considered potentially dilutive and are included in the calculation of the company's diluted net earnings per share if they have a dilutive impact in the period.

(w) Emissions Obligations and Rights

Emissions obligations are measured at the weighted average cost per unit of emissions expected to be incurred to settle the obligation and are recorded in the period in which the emissions occur within Operating, Selling and General expense, or Purchases.

Purchases of emissions rights are recognized as Other Assets on the balance sheet and are measured at historical cost. Emissions rights received by way of grant are recorded at a nominal amount.

(x) Leases

At inception of a contract, the company assesses whether a contract is, or contains, a lease based on whether the contract conveys the right to control the use of an identified asset for a period of time in exchange for consideration.

The company recognizes a right-of-use asset and a lease liability at the lease commencement date. The right-of-use asset is initially measured based on the initial amount of the lease liability adjusted for any lease payments made at or before the commencement date, plus any initial direct costs incurred and an estimate of costs to dismantle and remove the underlying asset or to restore the underlying asset on the site on which it is located, less any lease incentives received. The assets are depreciated to the earlier of the end of the useful life of the right-of-use asset or the lease term. Judgment is applied to determine the lease term where a renewal option exists. Right-of-use assets are depreciated using the straight-line method as this most closely reflects the expected pattern of consumption of the future economic benefits. In addition, the right-of-use assets may be reduced by impairment losses or adjusted for certain remeasurements of the lease liability.

The company has elected not to recognize right-of-use assets and lease liabilities for short-term leases that have a lease term of twelve months or less. The lease payments are recognized as an expense when incurred over the lease term. As well, the company has accounted for each lease component and any non-lease components as a single lease component for crude oil storage tanks.

The lease liability is initially measured at the present value of the lease payments that are not paid at the commencement date, discounted using the interest rate implicit in the lease or, if that rate cannot be readily determined, the company's incremental borrowing rate. Lease payments include fixed payments, and variable payments that are based on an index or rate.

Cash payments for the principal portion of the lease liability are presented within the financing activities section and the interest portion of the lease liability is presented within the operating activities section of the statement of cash flows. Short-term lease payments and variable lease payments not included in the measurement of the lease liability are presented within the operating activities section of the statement of cash flows.

The lease liability is measured at amortized cost using the effective interest method. It is remeasured when there is a change in future lease payments arising from a change in an index or rate, if there is a change in the company's estimate of the amount expected to be payable under a residual value guarantee, or if the company changes its assessment of whether it will exercise a purchase, extension or termination option. When the lease liability is remeasured in this way, a corresponding adjustment is made to the carrying amount of the right-of-use asset, or is recorded in profit or loss if the carrying amount of the right-of-use asset has been reduced to zero.

The company has lease contracts which include storage tanks, pipelines, railway cars, vessels, buildings, land, and mobile equipment for the purpose of production, storage and transportation of crude oil and related products.

(y) Government Grants

Government grants are recognized when the company has reasonable assurance that it has complied with the relevant conditions of the grant and that it will be received. The company recognizes the grants that compensate the company for expenses incurred against the financial statement line item that it is intended to compensate, or to other income if the grant is recognized in a different period than the underlying transaction.

4. Significant Accounting Estimates and Judgments

The preparation of financial statements in accordance with IFRS requires management to make estimates and judgments that affect reported assets, liabilities, revenues, expenses, gains, losses and disclosures of contingencies. These estimates and judgments are subject to change based on experience and new information.

Climate Change and Energy Transition

Suncor supports the goals of the Paris Agreement and is committed to achieving the long-term target of net zero greenhouse gas (GHG) emissions by 2050 from its facilities, including those in which it has a working interest. Addressing climate change and providing the secure and reliable energy the world needs requires investment, technological advancement, product innovation, regulatory support and collaborative partnerships, such as the Pathway's Alliance. The rate of change of public policy, consumer behavior, and resulting demand for low carbon options is not certain. Suncor is committed to reducing emissions in our base business, while expanding in complementary low-emissions businesses and working with our customers, governments and partners to realize our shared climate objectives.

Climate change and the transition to a low-emissions economy was considered in preparing the consolidated financial statements, primarily in estimating commodity prices used in impairment and reserves analysis. These may have significant impacts on the currently reported amounts of the company's assets and liabilities discussed below and on similar assets and liabilities that may be recognized in the future. As part of its ongoing business planning, Suncor estimates future costs associated with GHG emissions in its operations and in the evaluation of future projects. The company uses future climate scenarios to test and assess the resilience of its strategy.

The financial statement areas that require significant estimates and judgments are as follows:

Oil and Gas Reserves

The company's estimate of oil and gas reserves is considered in the measurement of depletion, depreciation, impairment, and decommissioning and restoration obligations. The estimation of reserves is an inherently complex process and involves the

exercise of professional judgment. All reserves have been evaluated at December 31, 2022, by independent qualified reserves evaluators. Oil and gas reserves estimates are based on a range of geological, technical and economic factors, including projected future rates of production, projected future commodity prices, engineering data, and the timing and amount of future expenditures, all of which are subject to uncertainty. Estimates reflect market and regulatory conditions existing at December 31, 2022, which could differ significantly from other points in time throughout the year, or future periods. Changes in market and regulatory conditions and assumptions, as well as climate change, and the evolving worldwide demand for energy and global advancement of alternative sources of energy that are not sourced from fossil fuels can materially impact the estimation of net reserves. The timing in which global energy markets transition from carbon-based sources to alternative energy is highly uncertain.

Oil and Gas Activities

The company is required to apply judgment when designating the nature of oil and gas activities as exploration, evaluation, development or production, and when determining whether the costs of these activities shall be expensed or capitalized.

Exploration and Evaluation Costs

Certain exploration and evaluation costs are initially capitalized with the intent to establish commercially viable reserves. The company is required to make judgments about future events and circumstances and applies estimates to assess the economic viability of extracting the underlying resources. The costs are subject to technical, commercial and management review to confirm the continued intent to develop the project. Level of drilling success or changes to project economics, resource quantities, expected production techniques, production costs and required capital expenditures are important judgments when making this determination. Management uses judgment to determine when these costs are reclassified to Property, Plant and Equipment based on several factors, including the existence of reserves, appropriate approvals from regulatory bodies, joint arrangement partners and the company's internal project approval process.

Determination of Cash Generating Units (CGUs)

A CGU is the lowest grouping of integrated assets that generate identifiable cash inflows that are largely independent of the cash inflows of other assets or groups of assets. The allocation of assets into CGUs requires significant judgment and interpretations with respect to the integration between assets, the existence of active markets, similar exposure to market risks, shared infrastructure and the way in which management monitors the operations.

Asset Impairment and Reversals

Management applies judgment in assessing the existence of impairment and impairment reversal indicators based on various internal and external factors.

The recoverable amount of CGUs and individual assets is determined based on the higher of fair value less costs of disposal or value-in-use calculations. The key estimates the company applies in determining the recoverable amount normally include estimated future commodity prices, discount rates, expected production volumes, future operating and development costs, income taxes and refining margins. In determining the recoverable amount, management may also be required to make judgments regarding the likelihood of occurrence of a future event. Changes to these estimates and judgments will affect the recoverable amounts of CGUs and individual assets and may then require a material adjustment to their related carrying value. In addition, climate change, and the evolving worldwide demand for energy and global advancement of alternative sources of energy that are not sourced from fossil fuels could result in a change in assumptions used in determining the recoverable amount and could affect the carrying value and useful life of the related assets. The timing in which global energy markets transition from carbon-based sources to alternative energy is highly uncertain.

Decommissioning and Restoration Costs

The company recognizes liabilities for the future decommissioning and restoration of Exploration and Evaluation assets and Property, Plant and Equipment based on estimated future decommissioning and restoration costs. Management applies judgment in assessing the existence and extent as well as the expected method of reclamation of the company's decommissioning and restoration obligations at the end of each reporting period. Management also uses judgment to determine whether the nature of the activities performed is related to decommissioning and restoration activities or normal operating activities.

Actual costs are uncertain and estimates may vary as a result of changes to relevant laws and regulations related to the use of certain technologies, the emergence of new technology, operating experience, prices and closure plans. The estimated timing of future decommissioning and restoration may change due to certain factors, including reserves life. Changes to estimates related to future expected costs, discount rates, inflation assumptions and timing may have a material impact on the amounts presented. In addition, climate change, and the evolving worldwide demand for energy and global advancement of alternative sources of energy that are not sourced from fossil fuels could result in a change in assumptions used in determining the carrying value of the liabilities. The timing in which global energy markets transition from carbon-based sources to alternative energy is highly uncertain.

Employee Future Benefits

The company provides benefits to employees, including pensions and other post-retirement benefits. The cost of defined benefit pension plans and other post-retirement benefits received by employees is estimated based on actuarial valuation

methods that require professional judgment. Estimates typically used in determining these amounts include, as applicable, rates of employee turnover, future claim costs, discount rates, future salary and benefit levels, the return on plan assets, mortality rates and future medical costs. Changes to these estimates may have a material impact on the amounts presented.

Other Provisions

The determination of other provisions, including, but not limited to, provisions for royalty disputes, onerous contracts, litigation and constructive obligations, is a complex process that involves judgment about the outcomes of future events, the interpretation of laws and regulations, and estimates on the timing and amount of expected future cash flows and discount rates.

Income Taxes

Management evaluates tax positions, annually or when circumstances require, which involves judgment and could be subject to differing interpretations of applicable tax legislation. The company recognizes a tax provision when a payment to tax authorities is considered probable. However, the results of audits and reassessments and changes in the interpretations of standards may result in changes to those positions and, potentially, a material increase or decrease in the company's assets, liabilities and net earnings.

Deferred tax assets are recognized when it is considered probable that deductible temporary differences will be recovered in the foreseeable future. To the extent that future taxable income and the application of existing tax laws in each jurisdiction differ significantly from the company's estimate, the ability of the company to realize the deferred tax assets could be impacted.

Deferred tax liabilities are recognized when there are taxable temporary differences that will reverse and result in a future outflow of funds to a taxation authority. The company records a provision for the amount that is expected to be settled, which requires judgment as to the ultimate outcome. Deferred tax liabilities could be impacted by changes in the company's judgment of the likelihood of a future outflow and estimates of the expected settlement amount, timing of reversals, and the tax laws in the jurisdictions in which the company operates.

5. New IFRS Standards

a) Adoption of New IFRS Standards

The standards, amendments and interpretations that are adopted up to the date of authorization of the company's consolidated financial statements, and that may have an impact on the disclosures and financial position of the company are disclosed below.

Property, Plant and Equipment: Proceeds before Intended Use

In May 2020, the IASB issued *Property, Plant and Equipment: Proceeds before Intended Use (Amendments to IAS 16)*. The amendments prohibit a company from deducting from the cost of property, plant and equipment revenues received from selling items produced while the company is preparing the asset for its intended use. Instead, a company will recognize such sales proceeds and related costs in profit or loss. The company adopted the amendments prospectively on the effective date January 1, 2022, and there was no impact to the consolidated financial statements as a result of the initial application.

Onerous Contracts – Cost of Fulfilling a Contract

In May 2020, the IASB issued *Onerous Contracts – Cost of Fulfilling a Contract (Amendments to IAS 37).* The amendments specify which costs an entity includes in determining the cost of fulfilling a contract for the purpose of assessing whether the contract is onerous. The company adopted the amendments prospectively on the effective date January 1, 2022, and there was no impact to the consolidated financial statements as a result of the initial application.

Fees in the "10 per cent" Test for Derecognition of Financial Liabilities

In May 2020, the IASB issued *Fees in the "10 per cent" Test for Derecognition of Financial Liabilities (Amendment to IFRS 9).* The amendment clarifies the fees a company includes when assessing whether the terms of a new or modified financial liability are substantially different from the terms of the original financial liability. The company adopted the amendments prospectively on the effective date January 1, 2022, and there was no impact to the consolidated financial statements as a result of the initial application.

b) Recently Announced Accounting Pronouncements

The standards, amendments and interpretations that are issued, but not yet effective up to the date of authorization of the company's consolidated financial statements, and that may have an impact on the disclosures and financial position of the company are disclosed below. The company intends to adopt these standards, amendments and interpretations when they become effective.

Non-current Liabilities with Covenants

In October 2022, the IASB issued *Non-current Liabilities with Covenants (Amendments to IAS 1).* The amendments improved the information an entity provides when its right to defer settlement of a liability for at least twelve months is subject to compliance with covenants. The amendments are effective January 1, 2024, with early adoption permitted. The company does not anticipate any significant impact from these amendments on the consolidated financial statements as a result of the initial application.

Lease Liability in a Sale and Leaseback

In September 2022, the IASB issued *Lease Liability in a Sale and Leaseback (Amendments to IFRS 16).* The amendments add subsequent measurement requirements for sale and leaseback transactions. The amendments are effective January 1, 2024, with early adoption permitted. The company does not currently have any sale and leaseback transactions and therefore does not anticipate any changes resulting from these amendments on the consolidated financial statements as a result of the initial application.

6. Segmented Information

The company's operating segments are reported based on the nature of their products and services and management responsibility. The following summary describes the operations in each of the segments:

- Oil Sands includes the company's wholly owned operations in the Athabasca oil sands in Alberta to explore, develop and produce bitumen, synthetic crude oil and related products, through the recovery and upgrading of bitumen from mining and in situ operations. This segment also includes the company's joint interest in the Syncrude oil sands mining and upgrading operation, and the company's joint interest in the Fort Hills partnership as well as the marketing, supply, transportation and risk management of crude oil, natural gas, power and byproducts. The individual operating segments related to mining operations, In Situ, Fort Hills and Syncrude have been aggregated into one reportable segment (Oil Sands) due to the similar nature of their business activities, including the production of bitumen, and the single geographic area and regulatory environment in which they operate.

- Exploration and Production (E&P) includes offshore activity in East Coast Canada, with interests in the Hibernia, Terra Nova, White Rose and Hebron oilfields, the exploration and production of crude oil and natural gas at Buzzard (classified as assets held for sale and subsequent to the fourth quarter of 2022, the company reached an agreement for the sale of its United Kingdom (U.K.) operations – see note 33) and Golden Eagle Area Development in the U.K. (which was sold in 2021 – see note 16), exploration and production of crude oil and gas at Oda and the development of the Fenja field in Norway (the Norway assets were sold on September 30, 2022 – see note 16), as well as the marketing and risk management of crude oil and natural gas.

- Refining and Marketing includes the refining of crude oil products, and the distribution, marketing, transportation and risk management of refined and petrochemical products, and other purchased products through the retail and wholesale networks located in Canada and the United States (U.S.). The segment also includes trading of crude oil, natural gas and power.

The company also reports activities not directly attributable to an operating segment under Corporate and Eliminations. This includes renewable projects such as wind and solar power, as well as other investments in clean technology, such as Suncor's investment in Enerkem Inc., LanzaJet, Inc., Svante Inc., the Varennes Carbon Recycling facility, the Pathways Alliance, and the early-stage design and engineering for the ATCO/Suncor hydrogen project. The wind and solar assets are classified as assets held for sale and subsequent to the fourth quarter of 2022, the company completed the sale of these assets (note 33).

Intersegment sales of crude oil and natural gas are accounted for at market values and included, for segmented reporting, in revenues of the segment making the transfer and expenses of the segment receiving the transfer. Intersegment balances are eliminated on consolidation. Intersegment profit is not recognized until the related product has been sold to third parties. Beginning in the first quarter of 2022, to align with how management evaluates segment performance, the company revised its segment presentation to reflect segment results before income tax expense and present tax at a consolidated level. This presentation change has no effect on consolidated net earnings and comparative periods have been revised to reflect this change.

For the years ended December 31 ($ millions)	Oil Sands		Exploration and Production		Refining and Marketing		Corporate and Eliminations		Total	
	2022	2021	**2022**	2021	**2022**	2021	**2022**	2021	**2022**	2021
Revenues and Other Income										
Gross revenues[1]	**21 905**	15 319	**4 331**	2 978	**36 622**	22 808	**49**	28	**62 907**	41 133
Intersegment revenues[1]	**8 526**	4 601	**—**	—	**106**	107	**(8 632)**	(4 708)	**—**	—
Less: Royalties	**(3 963)**	(1 523)	**(608)**	(478)	**—**	—	**—**	—	**(4 571)**	(2 001)
Operating revenues, net of royalties	**26 468**	18 397	**3 723**	2 500	**36 728**	22 915	**(8 583)**	(4 680)	**58 336**	39 132
Other (loss) income	**(53)**	6	**164**	17	**(60)**	(50)	**80**	(4)	**131**	(31)
	26 415	18 403	**3 887**	2 517	**36 668**	22 865	**(8 503)**	(4 684)	**58 467**	39 101
Expenses										
Purchases of crude oil and products[1]	**2 050**	1 444	**—**	—	**27 261**	16 807	**(8 536)**	(4 460)	**20 775**	13 791
Operating, selling and general	**9 152**	8 056	**490**	429	**2 427**	2 019	**738**	862	**12 807**	11 366
Transportation and distribution	**1 210**	1 126	**101**	112	**396**	282	**(36)**	(41)	**1 671**	1 479
Depreciation, depletion, amortization and impairment	**7 927**	4 585	**(105)**	324	**844**	853	**120**	88	**8 786**	5 850
Exploration	**37**	12	**19**	35	**—**	—	**—**	—	**56**	47
(Gain) loss on disposal of assets	**(7)**	(4)	**66**	(227)	**(11)**	(19)	**(3)**	(7)	**45**	(257)
Financing expenses	**413**	359	**95**	53	**57**	56	**1 446**	787	**2 011**	1 255
	20 782	15 578	**666**	726	**30 974**	19 998	**(6 271)**	(2 771)	**46 151**	33 531
Earnings (Loss) before Income Taxes	**5 633**	2 825	**3 221**	1 791	**5 694**	2 867	**(2 232)**	(1 913)	**12 316**	5 570
Income Tax Expense (Recovery)										
Current	**—**	—	**—**	—	**—**	—	**—**	—	**4 229**	1 395
Deferred	**—**	—	**—**	—	**—**	—	**—**	—	**(990)**	56
	—	—	**—**	—	**—**	—	**—**	—	**3 239**	1 451
Net Earnings	**—**	—	**—**	—	**—**	—	**—**	—	**9 077**	4 119
Capital and Exploration Expenditures[2]	**3 540**	3 168	**443**	270	**816**	825	**188**	292	**4 987**	4 555

(1) The company revised certain gross revenues and purchases of crude oil and products to align with current period presentation. For the twelve months ended December 31, 2022, gross revenues and purchases of crude oil and products decreased by $150 million, with no effect on net earnings.

(2) Excludes capital expenditures related to assets held for sale of $133 million for the year ended December 31, 2022.

Disaggregation of Revenue from Contracts with Customers and Intersegment Revenue

The company's revenues are from the following major commodities and geographical regions:

For the years ended December 31 ($ millions)	2022 North America	2022 International	2022 Total	2021 North America	2021 International	2021 Total
Oil Sands						
Synthetic crude oil and diesel[1]	**22 539**	**—**	**22 539**	14 452	—	14 452
Bitumen	**7 892**	**—**	**7 892**	5 468	—	5 468
	30 431	**—**	**30 431**	19 920	—	19 920
Exploration and Production						
Crude oil and natural gas liquids	**2 464**	**1 834**	**4 298**	1 709	1 257	2 966
Natural gas	**—**	**33**	**33**	—	12	12
	2 464	**1 867**	**4 331**	1 709	1 269	2 978
Refining and Marketing						
Gasoline	**14 540**	**—**	**14 540**	9 983	—	9 983
Distillate	**18 663**	**—**	**18 663**	9 832	—	9 832
Other	**3 525**	**—**	**3 525**	3 100	—	3 100
	36 728	**—**	**36 728**	22 915	—	22 915
Corporate and Eliminations[1]	**(8 583)**	**—**	**(8 583)**	(4 680)	—	(4 680)
Total Gross Revenue from Contracts with Customers	**61 040**	**1 867**	**62 907**	39 864	1 269	41 133

(1) The company revised certain gross revenues and purchases of crude oil and products to align with current period presentation. For the twelve months ended December 31, 2022, gross revenues and purchases of crude oil and products decreased by $150 million, with no effect on net earnings.

Geographical Information

Operating Revenues, net of Royalties

($ millions)	2022	2021
Canada	**49 169**	32 286
United States	**7 544**	5 818
Other foreign	**1 623**	1 028
	58 336	39 132

Non-Current Assets[1]

($ millions)	December 31 2022	December 31 2021
Canada	**66 346**	68 900
United States	**2 629**	2 020
Other foreign	**1 026**	1 682
	70 001	72 602

(1) Excludes deferred income tax assets.

7. Other Income

Other income consists of the following:

($ millions)	2022	2021
Energy trading and risk management	(209)	(165)
Investment and interest income	100	64
Insurance proceeds[1]	179	69
Other[2]	61	1
	131	(31)

(1) 2022 includes $147 million of property damage insurance proceeds related to the company's assets in Libya, within the Exploration and Production segment, and $32 million of insurance proceeds for the secondary extraction facilities at Oil Sands Base, within the Oil Sands segment. 2021 includes $31 million of insurance proceeds for the outages at Mackay River and $38 million for the secondary extraction facilities at Oil Sands Base, both within the Oil Sands segment.

(2) 2022 includes a US$50 million contingent consideration gain related to the sale of the company's 26.69% working interest in the Golden Eagle Area Development in the fourth quarter of 2021, within the Exploration and Production segment.

8. Operating, Selling and General Expense

Operating, Selling and General expense consists of the following:

($ millions)	2022	2021
Employee and contract service costs[1]	8 037	7 409
Materials and equipment[1]	1 901	1 931
Commodities[1]	2 196	1 523
Travel, marketing and other[1]	673	503
	12 807	11 366

(1) Prior period amounts have been reclassified to align with the current year presentation of Operating, Selling and General expense. For the year ended December 31, 2021, $564 million was reclassified from employee and contract service costs to materials and equipment and $23 million was reclassified from materials and equipment and travel, marketing and other to commodities. This reclassification had no effect on the operating, selling and general expense presentation on the consolidated statements of comprehensive income.

9. Financing Expenses

Financing expenses consist of the following:

($ millions)	2022	2021
Interest on debt	815	834
Interest on lease liabilities	167	161
Capitalized interest at 5.2% (2021 – 5.0%)	(168)	(144)
Interest expense	814	851
Interest on partnership liability	51	51
Interest on pension and other post-retirement benefits	41	59
Accretion	316	304
Foreign exchange loss (gain) on U.S. dollar denominated debt	729	(113)
Operational foreign exchange and other	28	23
Loss on extinguishment of long-term debt	32	80
	2 011	1 255

10. Income Taxes

Income Tax Expense (Recovery)

($ millions)	2022	2021
Current:		
Current year	**4 333**	1 353
Adjustments in respect of current income tax of prior years	**(104)**	42
Deferred:		
Origination and reversal of temporary differences	**(1 063)**	29
Adjustments in respect of deferred income tax of prior years	**54**	23
Changes in tax rates and legislation	**(27)**	8
Movement in unrecognized deferred income tax assets	**46**	(4)
Total income tax expense	**3 239**	1 451

Reconciliation of Effective Tax Rate

The provision for income taxes reflects an effective tax rate that differs from the statutory tax rate. A reconciliation of the difference is as follows:

($ millions)	2022	2021
Earnings before income tax	**12 316**	5 570
Canadian statutory tax rate	**24.16%**	24.24%
Statutory tax	**2 976**	1 350
Add (deduct) the tax effect of:		
Non-taxable component of capital losses (gains)	**67**	(12)
Share-based compensation and other permanent items	**—**	3
Assessments and adjustments	**(49)**	65
Impact of income tax rates and legislative changes[1]	**(84)**	8
Non-taxable component of dispositions	**(25)**	(66)
Foreign tax rate differential[2]	**290**	111
Movement in unrecognized deferred income tax assets	**46**	(4)
Other	**18**	(4)
Total income tax expense	**3 239**	1 451
Effective tax rate	**26.3%**	26.1%

(1) The twelve months ended December 31, 2022 includes a current income tax recovery of $39 million related to the sale of the company's wind and solar assets (note 33).

(2) The twelve months ended December 31, 2022 includes a deferred income tax recovery of $171 million related to the sale of the company's UK assets (note 33).

Deferred Income Tax Balances

The significant components of the company's deferred income tax (assets) liabilities and deferred income tax expense (recovery) are comprised of the following:

($ millions)	Deferred Income Tax Expense (Recovery)		Deferred Income Tax Liability (Asset)	
	2022	2021	**December 31 2022**	December 31 2021
Property, plant and equipment	**(729)**	(260)	**11 093**	11 477
Decommissioning and restoration provision	**(10)**	141	**(2 292)**	(1 936)
Employee retirement benefit plans	**(92)**	(142)	**(297)**	(470)
Tax loss carry-forwards	**(14)**	161	**(29)**	(15)
Other	**(145)**	156	**(111)**	25
Net deferred income tax (recovery)/expense and liability	**(990)**	56	**8 364**	9 081

Change in Deferred Income Tax Balances

($ millions)	**2022**	2021
Net deferred income tax liability, beginning of year	**9 081**	8 758
Recognized in deferred income tax (recovery)/expense	**(990)**	56
Recognized in other comprehensive income	**264**	277
Foreign exchange, acquisition and other	**9**	(10)
Net deferred income tax liability, end of year	**8 364**	9 081

Deferred Tax in Shareholders' Equity

($ millions)	**2022**	2021
Deferred Tax in Other Comprehensive Income		
Actuarial gain on employment retirement benefit plans	**264**	277
Total income tax expense reported in equity	**264**	277

Deferred income tax assets are recognized for tax loss carry-forwards to the extent that the realization of the related tax benefit is probable based on estimated future earnings. Suncor has not recognized a $120 million (2021 – $74 million) deferred income tax asset on $986 million (2021 – $606 million) of capital losses related to unrealized foreign exchange on U.S. dollar denominated debt, which can only be utilized against future capital gains.

No deferred tax liability has been recognized at December 31, 2022, on unremitted net earnings of foreign subsidiaries, as the company is able to control the timing and amount of distributions and is not expected to incur any taxes associated with future distributions.

11. Earnings per Common Share

($ millions)	2022	2021
Net earnings	**9 077**	4 119

(millions of common shares)		
Weighted average number of common shares	**1 387**	1 488
Dilutive securities:		
Effect of share options	**3**	1
Weighted average number of diluted common shares	**1 390**	1 489

(dollars per common share)		
Basic earnings per share	**6.54**	2.77
Diluted earnings per share	**6.53**	2.77

12. Cash and Cash Equivalents

($ millions)	December 31 **2022**	December 31 2021
Cash	**1 782**	1 971
Cash equivalents	**198**	234
	1 980	2 205

13. Supplemental Cash Flow Information

The (increase) decrease in non-cash working capital is comprised of:

($ millions)	2022	2021
Accounts receivable	**(1 750)**	(1 324)
Inventories	**(1 128)**	(551)
Accounts payable and accrued liabilities	**1 512**	1 588
Current portion of provisions	**(286)**	235
Income taxes payable (net)[1]	**(717)**	1 830
	(2 369)	1 778
Relating to:		
Operating activities	**(2 421)**	1 507
Investing activities	**52**	271
	(2 369)	1 778

(1) During the twelve months ended December 31, 2022, the decrease in taxes payable was primarily related to the company's tax installment payments, net of the current income tax expense. During the twelve months ended December 31, 2021, the increase in taxes payable was primarily related to the company's 2021 current income tax expense, which was paid in the first quarter of 2022.

Reconciliation of movements of liabilities to cash flows arising from financing activities:

($ millions)	Short-Term Debt	Current Portion of Long-Term Lease Liabilities	Long-Term Lease Liabilities	Current Portion of Long-Term Debt	Long-Term Debt	Partnership Liability	Dividends Payable
At December 31, 2020	3 566	272	2 636	1 413	13 812	436	—
Changes from financing cash flows:							
Reduction of commercial paper	(2 256)	—	—	—	—	—	—
Gross proceeds from issuance of long-term debt	—	—	—	—	1 446	—	—
Debt issuance costs	—	—	—	—	(23)	—	—
Repayment of long-term debt	—	—	—	(2 451)	—	—	—
Loss on extinguishment of long-term debt	—	—	—	80	—	—	—
Realized foreign exchange (gains) and losses	(79)	—	—	128	—	—	—
Dividends paid on common shares	—	—	—	—	—	—	1 550
Lease liability payments	—	(325)	—	—	—	—	—
Distributions to non-controlling interest	—	—	—	—	—	(9)	—
Other	—	—	—	25	—	—	—
Non-cash changes:							
Dividends declared on common shares	—	—	—	—	—	—	(1 550)
Unrealized foreign exchange losses and (gains)	53	—	—	(47)	(168)	—	—
Reclassification of debt	—	—	—	1 083	(1 083)	—	—
Lease derecognition	—	—	(41)	—	—	—	—
Reclassification of lease obligations	—	363	(363)	—	—	—	—
Deferred financing costs	—	—	—	—	5	—	—
New lease liabilities	—	—	308	—	—	—	—
At December 31, 2021	1 284	310	2 540	231	13 989	427	—

($ millions)	Short-Term Debt	Current Portion of Long-Term Lease Liabilities	Long-Term Lease Liabilities	Current Portion of Long-Term Debt	Long-Term Debt	Partnership Liability	Dividends Payable
Changes from financing cash flows:							
Net issuance of commercial paper	**1 473**	—	—	—	—	—	—
Repayment of long-term debt	—	—	—	**(233)**	**(4 895)**	—	—
Loss on extinguishment of long-term debt	—	—	—	—	**32**	—	—
Realized foreign exchange (gains) and losses	**(19)**	**15**	—	**2**	**(91)**	—	—
Dividends paid on common shares	—	—	—	—	—	—	**(2 596)**
Lease liability payments	—	**(329)**	—	—	—	—	—
Distributions to non-controlling interest	—	—	—	—	—	**(14)**	—
Other	—	—	—	—	**(13)**	—	—
Non-cash changes:							
Dividends declared on common shares	—	—	—	—	—	—	**2 596**
Unrealized foreign exchange losses and (gains)	**69**	—	**(25)**	—	**778**	—	—
Lease derecognition	—	—	**(22)**	—	—	—	—
Reclassification of lease obligations	—	**321**	**(321)**	—	—	—	—
Deferred financing costs	—	—	—	—	—	—	—
New lease liabilities	—	—	**523**	—	—	—	—
At December 31, 2022	**2 807**	**317**	**2 695**	**—**	**9 800**	**413**	**—**

14. Inventories

($ millions)	December 31 2022	December 31 2021
Crude oil[(1)]	**2 373**	1 501
Refined products	**2 014**	1 820
Materials, supplies and merchandise	**685**	789
Reclassified to assets held for sale (note 33)	**(14)**	—
	5 058	4 110

(1) Includes $131 million of inventories held for trading purposes (2021 – $110 million), which are measured at fair value less costs to sell based on Level 1 and Level 2 fair value inputs.

During 2022, purchased product inventories of $21.7 billion (2021 – $14.7 billion) were recorded as an expense.

15. Property, Plant and Equipment

($ millions)	Oil and Gas Properties	Plant and Equipment	Total
Cost			
At December 31, 2020[1]	43 622	84 036	127 658
Additions	755	3 901	4 656
Transfers from exploration and evaluation	—	—	—
Changes in decommissioning and restoration	(1 127)	(5)	(1 132)
Disposals and derecognition	(1 902)	(2 652)	(4 554)
Foreign exchange adjustments	(118)	49	(69)
At December 31, 2021[1]	41 230	85 329	126 559
Additions	**1 149**	**4 261**	**5 410**
Transfers from exploration and evaluation	**34**	**—**	**34**
Changes in decommissioning and restoration	**1 321**	**(10)**	**1 311**
Disposals and derecognition	**(585)**	**(884)**	**(1 469)**
Foreign exchange adjustments	**101**	**218**	**319**
Reclassified to assets held for sale (note 33)	**(4 475)**	**(480)**	**(4 955)**
At December 31, 2022	**38 775**	**88 434**	**127 209**
Accumulated provision			
At December 31, 2020[1]	(25 757)	(33 771)	(59 528)
Depreciation, depletion, amortization and impairment	(1 216)	(4 465)	(5 681)
Disposals and derecognition	1 676	2 452	4 128
Foreign exchange adjustments	70	(2)	68
At December 31, 2021[1]	(25 227)	(35 786)	(61 013)
Depreciation, depletion, amortization and impairment	**(1 049)**	**(7 347)**	**(8 396)**
Disposals and derecognition	**510**	**338**	**848**
Foreign exchange adjustments	**(60)**	**(107)**	**(167)**
Reclassified to assets held for sale (note 33)	**4 111**	**62**	**4 173**
At December 31, 2022	**(21 715)**	**(42 840)**	**(64 555)**
Net property, plant and equipment			
December 31, 2021[1]	16 003	49 543	65 546
December 31, 2022	**17 060**	**45 594**	**62 654**

(1) For the years ended December 31, 2020 and December 31, 2021, the company reclassified certain balances between oil and gas properties and plant and equipment. This reclassification had no effect on net property, plant and equipment.

($ millions)	December 31, 2022			December 31, 2021		
	Cost	Accumulated Provision	Net Book Value	Cost	Accumulated Provision	Net Book Value
Oil Sands	**92 601**	**(45 288)**	**47 313**	87 849	(37 971)	49 878
Exploration and Production	**16 541**	**(11 360)**	**5 181**	21 495	(15 999)	5 496
Refining and Marketing	**17 101**	**(7 435)**	**9 666**	15 989	(6 596)	9 393
Corporate and Eliminations	**966**	**(472)**	**494**	1 226	(447)	779
	127 209	**(64 555)**	**62 654**	126 559	(61 013)	65 546

At December 31, 2022, the balance of assets under construction and not subject to depreciation or depletion was $6.3 billion (December 31, 2021 – $4.6 billion).

16. Asset Impairments and Transactions

No indicators of impairment or reversals of impairment were identified at December 31, 2022.

Oil Sands

Fort Hills assets:

During the fourth quarter of 2022, the company entered into an agreement to acquire Teck Resources Limited's (Teck) 21.3% interest in the Fort Hills Project (Fort Hills) and its associated sales and logistics agreements for $1.0 billion, subject to working capital and other closing adjustments. Subsequent to the fourth quarter of 2022, TotalEnergies EP Canada Ltd. provided notice of the exercise of its contractual right of first refusal to acquire from Teck a 6.65% interest in Fort Hills, which reduced the amount of working interest available for Suncor to purchase. As a result, on February 2, 2023, Suncor completed the acquisition of an additional 14.65% working interest in Fort Hills for $688 million, before working capital and other closing adjustments, bringing the company's and its affiliate's total aggregate working interest in Fort Hills to 68.76%. Due to the limited time between the acquisition and the preparation of these consolidated financial statements, the timing of closing adjustments, the value of the assets acquired and the liabilities assumed on the acquisition were not finalized to complete the purchase price allocation.

Prior to entering the agreement with Teck, the company also updated its long-range plan for Fort Hills, which incorporated lower gross production and increased operating costs per barrel for the next three years. Management considered these indicators of impairment and performed an asset impairment test using recoverable amounts based on fair value less costs of disposal. An impairment charge of $2.6 billion (net of taxes of $0.8 billion) was recognized on its share of Fort Hills in the Oil Sands segment in the third quarter of 2022. An expected cash flow approach with the following asset specific assumptions (Level 3 fair value inputs note 27) were applied:

- Western Canada Select (WCS) price forecast of US$69.00/bbl in 2023, US$62.00/bbl in 2024, and an average price of US$50.00/bbl between 2025 and 2031, escalating at 2% per year thereafter over the life of the project up to 2060, adjusted for asset-specific location and quality differentials;

- the company's share of production ranging from 87,000 to 106,000 bbls/d over the life of the project;

- cash operating costs averaging approximately $25.00/bbl over the life of the project (expressed in real dollars), which reflects operating, selling and general expenses adjusted for non-production costs, including share-based compensation, research costs, and excess power revenue;

- foreign exchange rate of US$0.76 per one Canadian dollar; and

- risk adjusted discount rate of 8.25% (after-tax).

The recoverable amount of the Fort Hills cash generating unit (CGU) was $2.8 billion (net of taxes) as at September 30, 2022. The recoverable amount estimate is most sensitive to price and discount rate. A 5% average decrease in price over the life of the project would have resulted in an additional impairment charge of approximately $1.0 billion (after-tax) on the company's share of the Fort Hills assets. A 1% increase in the discount rate would have resulted in an additional impairment charge of approximately $0.2 billion (after-tax) on the company's share of the Fort Hills assets.

Exploration and Production

White Rose assets:

In the second quarter of 2022, the company announced that concurrent with the decision to restart the West White Rose project by the joint venture owners, Suncor increased its ownership in the White Rose asset by 12.5% to approximately 39% (previously approximately 26%). The decision to restart was driven by a revised royalty structure and development plan. The company received $38 million (net of taxes of $12 million) in cash consideration to acquire the additional working interest, which was primarily allocated to the asset retirement obligation and property, plant and equipment of the project. As a result of these events, during the second quarter of 2022, the company performed an impairment reversal test on the White Rose CGU as the recoverable amount of this CGU was sensitive to the restart decision. The impairment reversal test was performed using a recoverable amount based on the fair value less cost of disposal. An expected cash flow approach was used with the key assumptions discussed below (Level 3 fair value inputs note 27).

As a result of the impairment reversal test, the recoverable amounts were determined to be greater than the carrying values of the White Rose CGU and the company recorded an impairment reversal of $542 million (net of taxes of $173 million) on its previous share of the White Rose assets in the Exploration and Production segment. The recoverable amount was determined based on the following asset-specific assumptions:

- Brent price forecast of US$85.00/bbl in 2023, US$68.00 in 2024 and US$69.00 in 2025, escalating at 2% per year thereafter over the life of the project to 2038 and adjusted for asset-specific location and quality differentials;

- anticipated first oil for the West White Rose project in the first half of 2026 and the company's share of production of approximately 9,800 bbls/d (based on its previous working interest of approximately 26%) over the life of the project;

- the company's share of future capital expenditures of $1.5 billion, including the West White Rose expansion; and
- risk-adjusted discount rate of 9.0% (after-tax).

Norway assets:

During the third quarter of 2022, the company completed the sale of its Norway assets, including its 30% working interest in Oda and its 17.5% working interest in the Fenja Development Joint Operations, for net proceeds of $297 million (net of cash disposed of $133 million), resulting in a $65 million loss including foreign exchange impacts. The company completed the sale on September 30, 2022. The Norway assets are reported in the Exploration and Production segment.

In the second quarter of 2022, the company reclassified the assets and liabilities related to its Norway operations as assets held for sale and performed an impairment test on the Norway assets held for sale as at June 30, 2022. The impairment test was performed using the lower of its carrying amount and fair value less costs to sell (Level 2 fair value inputs note 27). As a result of the impairment test, the company recorded a $47 million charge related to the impairment on its share of the Norway operations, net of a $23 million deferred tax adjustment associated with the assets held for sale.

Asset Impairments and Transactions in 2021

Oil Sands

Fort Hills assets:

During the fourth quarter of 2021, the company performed an asset impairment test on its Fort Hills CGU due to changes in its mine plan. The impairment test was performed using recoverable amounts based on fair value less cost of disposal. An expected cash flow approach was used with the following asset-specific assumptions (Level 3 fair value inputs note 27):

- WCS price forecast of US$55.00/bbl in 2022, US$54.57/bbl in 2023, and an average price of US$50.86/bbl between 2024 and 2031, escalating at 2% per year thereafter over the life of the project up to 2058, adjusted for asset-specific location and quality differentials;
- the company's share of production ranging from 94,000 to 111,000 bbls/d over the life of the project;
- cash operating costs averaging $22.00/bbl to $23.00/bbl over the life of the project (expressed in real dollars), which reflects operating, selling and general expenses adjusted for non-production costs, including share-based compensation, research costs, and excess power revenue;
- foreign exchange rate of US$0.80 per one Canadian dollar; and
- risk-adjusted discount rate of 7.5% (after-tax).

Factors including an improved WCS price forecast in the next two years and optimization of the mine plan to exclude certain high strip ratio zones were offset by higher operating and capital costs. The recoverable amount of the Fort Hills CGU was $5.5 billion as at December 31, 2021, which indicated that no impairment loss or reversal was required.

The recoverable amount estimate is most sensitive to price and discount rate. A 5% average decrease in price over the life of the project would have resulted in an impairment charge of approximately $1.0 billion (after-tax) on the company's share of the Fort Hills assets. A 1% increase in the discount rate would have resulted in an impairment charge of approximately $0.5 billion (after-tax) on the company's share of the Fort Hills assets.

Exploration and Production

Terra Nova assets:

During the third quarter of 2021, the company finalized an agreement with the co-owners of the Terra Nova Project to restructure the project ownership and move forward with the Asset Life Extension Project. The agreement increased the company's working interest to 48% (previously approximately 38%) and includes royalty and financial support from the Government of Newfoundland and Labrador. The company received $26 million (net of taxes of $8 million) in cash consideration to acquire the additional 10% working interest, which was primarily allocated to the asset retirement obligation and property, plant and equipment of the project. As a result of these events, during the third quarter of 2021, the company performed an impairment reversal test on the Terra Nova CGU as the recoverable amount of this CGU was sensitive to the financial support from the Government of Newfoundland and Labrador and revised royalty structure resulting in increased profitability and economic value. The impairment reversal test was performed using recoverable amounts based on the fair value less cost of disposal. An expected cash flow approach was used with the key assumptions discussed below (Level 3 fair value inputs note 27).

As a result of the impairment reversal test, the recoverable amounts were determined to be greater than the carrying values of the Terra Nova CGU and the company recorded an impairment reversal of $168 million (net of taxes of $53 million) on its share of the Terra Nova assets in the Exploration and Production segment in the third quarter of 2021. In addition to the financial support from the government, the recoverable amount was determined based on the following asset-specific assumptions:

- Brent price forecast of US$65.00/bbl in 2023 and US$68.00/bbl in 2024, escalating at 2% per year thereafter over the life of the project to 2033 and adjusted for asset-specific location and quality differentials;

- the anticipated return to operations before the end of 2022 and the company's share of production of approximately 6,000 bbls/d (based on its previous 38% working interest) over the life of the project; and

- risk-adjusted discount rate of 9.0% (after-tax).

The recoverable amount of the Terra Nova CGU was $177 million as at September 30, 2021.

No indicators of impairment or reversals of impairment were identified as at December 31, 2021.

United Kingdom assets:

During the fourth quarter of 2021, the company completed the sale of its 26.69% working interest in the Golden Eagle Area Development, reported within the Exploration and Production segment, for gross proceeds of US$250 million net of closing adjustments and other closing costs, resulting in a gain on sale of $227 million ($227 million after-tax). The company recognized US$50 million of contingent consideration in 2022 related to the asset disposal.

17. Right-of-Use Assets and Leases

Right-of-use (ROU) assets within Property, Plant and Equipment:

($ millions)	December 31 2022	December 31 2021
Property, plant and equipment, net – excluding ROU assets	59 778	62 821
ROU assets	2 876	2 725
	62 654	65 546

The following table presents the ROU assets by asset class:

($ millions)	Plant and Equipment
Cost	
At January 1, 2021	3 786
Additions and adjustments	307
Disposals	(232)
Foreign exchange	—
At December 31, 2021	3 861
Additions and adjustments	**523**
Disposals	**(156)**
Foreign exchange	**20**
At December 31, 2022	**4 248**
Accumulated provision	
At January 1, 2021	(962)
Depreciation	(396)
Disposals	221
Foreign exchange	1
At December 31, 2021	(1 136)
Depreciation	**(356)**
Disposals	**126**
Foreign exchange	**(6)**
At December 31, 2022	**(1 372)**
Net ROU assets	
At December 31, 2021	2 725
At December 31, 2022	**2 876**

Other lease-related items recognized in the Consolidated Statements of Comprehensive Income (Loss):

There were no leases with residual value guarantees. For the year ended December 31, 2022, total cash outflow for leases, excluding short-term lease expense and variable lease expense, was $496 million (2021 – $486 million).

18. Exploration and Evaluation Assets

($ millions)	December 31 2022	December 31 2021
Beginning of year	**2 226**	2 286
Acquisitions and additions	**41**	2
Transfers to oil and gas assets	**(34)**	—
Disposals and derecognition	**—**	(54)
Reclassified to assets held for sale (note 33)	**(239)**	—
Foreign exchange adjustments	**1**	(8)
End of year	**1 995**	2 226

19. Other Assets

($ millions)	December 31 2022	December 31 2021
Investments	758	391
Prepaids and other	796	916
Pension (note 23)	212	—
	1 766	1 307

Investments includes the company's investments in clean technology, such as Suncor's investment in Enerkem Inc., LanzaJet, Inc., Svante Inc. and the Varennes Carbon Recycling facility, in addition to the company's investments in various pipelines.

Prepaids and other includes long-term accounts receivable related to deposits paid on account to support reclamation activities into the Syncrude Reclamation Trust, Notices of Reassessments that have been received from the Canada Revenue Agency, and emissions credits and are unlikely to be settled within one year.

20. Goodwill and Other Intangible Assets

($ millions)	Oil Sands Goodwill	Refining and Marketing Goodwill	Other Intangibles	Total
At December 31, 2020	2 752	140	436	3 328
Additions	—	—	213	213
Amortization	—	—	(18)	(18)
At December 31, 2021	2 752	140	631	3 523
Additions	—	—	140	140
Amortization	—	—	(57)	(57)
Reclassified to assets held for sale (note 33)	—	—	(20)	(20)
At December 31, 2022	2 752	140	694	3 586

The company performed a goodwill impairment test at December 31, 2022 on its Oil Sands segment. Recoverable amounts were based on fair value less costs of disposal calculated using the present value of the segment's expected future cash flows.

Cash flow forecasts are based on past experience, historical trends, third-party evaluations of the company's reserves and resources to estimate production profiles and volumes, and estimates of operating costs, maintenance and capital expenditures. These estimates are validated against the estimates approved through the company's annual reserves evaluation process and determine the duration of the underlying cash flows used in the discounted cash flow test. Projected cash flows reflect current market assessments of key assumptions, including climate change, long-term forecasts of commodity prices, inflation rates, foreign exchange rates and discount rates (Level 3 fair value inputs note 27).

Future cash flow estimates are discounted using after-tax risk-adjusted discount rates. The after-tax discount rate applied to cash flow projections was an average of 7.8% (2021 – 7.5%). The company based its cash flow projections on a West Texas Intermediate price of US$80.00/bbl in 2023, US$71.40/bbl in 2024, US$62.42/bbl in 2025 and escalating at an average of 2% thereafter, adjusted for applicable quality and location differentials. The forecast cash flow period ranged from 50 years to 55 years. As a result of this analysis, management did not identify any impairment of goodwill within the Oil Sands operating segment.

The company also performed a goodwill impairment test of its Refining and Marketing CGUs. The recoverable amounts are based on fair value less costs of disposal calculated using the present value of the CGUs' expected future cash flows, based primarily on historical results adjusted for current economic conditions. As a result of this analysis, management did not identify any impairment of goodwill within the Refining and Marketing segment.

21. Debt and Credit Facilities

Debt and credit facilities are comprised of the following:

Short-Term Debt

($ millions)	December 31 **2022**	December 31 2021
Commercial paper[(1)]	**2 807**	1 284

(1) The commercial paper is supported by a revolving credit facility with a syndicate of lenders. The company is authorized to issue commercial paper to a maximum of $5.0 billion having a term not to exceed 365 days. The weighted average interest rate as at December 31, 2022 was 4.93% (December 31, 2021 – 0.33%).

Long-Term Debt

($ millions)	December 31 2022	December 31 2021
Fixed-term debt[2][3]		
4.50% Notes, due 2022 (US$182)[4]	—	231
2.80% Notes, due 2023 (US$450)	—	569
3.10% Notes, due 2025 (US$550)	—	696
3.00% Series 5 Medium Term Notes, due 2026	**115**	699
7.875% Debentures, due 2026 (US$275)	**381**	359
8.20% Notes, due 2027 (US$59)[4]	**61**	78
7.00% Debentures, due 2028 (US$250)	**342**	320
3.10% Series 6 Medium Term Notes, due 2029	**79**	748
5.00% Series 7 Medium Term Notes, due 2030	**154**	1 247
7.15% Notes, due 2032 (US$500)	**676**	631
5.35% Notes, due 2033 (US$300)	**161**	355
5.95% Notes, due 2034 (US$500)	**675**	630
5.95% Notes, due 2035 (US$600)	**268**	731
5.39% Series 4 Medium Term Notes, due 2037	**279**	599
6.50% Notes, due 2038 (US$1 150)	**1 553**	1 451
6.80% Notes, due 2038 (US$900)	**1 235**	1 156
6.85% Notes, due 2039 (US$750)	**1 013**	946
6.00% Notes, due 2042 (US$152)[4]	**35**	149
4.34% Series 5 Medium Term Notes, due 2046	**300**	300
4.00% Notes, due 2047 (US$750)	**1 011**	945
3.95% Series 8 Medium Term Notes, due 2051	**493**	493
3.75% Notes, due 2051 (US$750)	**1 009**	945
Total unsecured long-term debt	**9 840**	14 278
Lease liabilities[5]	**3 012**	2 850
Deferred financing costs	**(40)**	(58)
	12 812	17 070
Current portion of long-term debt and lease liabilities		
Lease liabilities	**(317)**	(310)
Long-term debt	**—**	(231)
	(317)	(541)
Total long-term lease liabilities	**2 695**	2 540
Total long-term debt	**9 800**	13 989

(2) The value of debt includes the unamortized balance of premiums or discounts.

(3) Certain securities are redeemable at the option of the company.

(4) Debt acquired through the acquisition of Canadian Oil Sands Limited (COS).

(5) Interest rates range from 0.4% to 13.4% and maturity dates range from 2023 to 2062.

In the fourth quarter of 2022, the company executed a debt tender offer pursuant to which it repaid $3.6 billion aggregate principal amount of debt at an amount below par of $51 million plus accrued and unpaid interest. As a result of the extinguishment, the company incurred non-cash charges of $83 million related to accelerated amortization. This resulted in a total loss on extinguishment of long-term debt of $32 million. The general terms of the notes that were extinguished are as follows:

- 3.00% Series 5 Medium Term Notes, due 2026, with a principal amount of $700 million (partial repayment of $585 million);

- 8.20% Notes, due 2027, with a principal amount of US$59 million (partial repayment of US$16 million);

- 3.10% Series 6 Medium Term Notes, due 2029, with a principal amount of $750 million (partial repayment of $671 million);

- 5.00% Series 7 Medium Term Notes, due 2030, with a principal amount of $1.3 billion (partial repayment of $1.1 billion);

- 5.35% Notes, due 2033, with a principal amount of US$300 million (partial repayment of US$178 million);

- 5.95% Notes, due 2035, with a principal amount of US$600 million (partial repayment of US$401 million);

- 5.39% Series 4 Medium Term Notes, due 2037, with a principal amount of $600 million (partial repayment of $321 million); and

- 6.00% Notes, due 2042, with a principal amount of US$142 million (partial repayment of US$110 million).

In the second quarter of 2022, the company completed an early redemption, at par, of its outstanding US$450 million 2.80% notes and US$550 million 3.10% notes, originally due in 2023 and 2025, respectively. The company also completed a partial redemption, at par, for US$10.2 million of its outstanding US$152 million 6.00% notes, due in 2042.

In the first quarter of 2022, the company completed an early redemption of its outstanding US$182 million 4.50% notes, originally scheduled to mature in the second quarter of 2022.

During the fourth quarter of 2021, the company repaid its US$300 million (book value of $371 million) senior unsecured notes at maturity with a coupon of 9.25%, for US$314 million ($388 million), including US$14 million ($17 million) of accrued interest.

In the third quarter of 2021, the company completed an early redemption of its US$750 million (book value of $951 million) senior unsecured notes with a coupon interest of 3.60% originally scheduled to mature on December 1, 2024, for US$822 million ($1.0 billion), including US$9 million ($11 million) of accrued interest, resulting in a debt extinguishment loss of $80 million ($60 million after tax).

On March 4, 2021, the company issued US$750 million of senior unsecured notes maturing on March 4, 2051. The notes have a coupon of 3.75% and were priced at US$99.518 per US$100 principal amount for an effective yield of 3.777%. The company also issued $500 million of senior unsecured Series 8 medium-term notes on March 4, 2021, maturing on March 4, 2051. The notes have a coupon of 3.95% and were priced at $98.546 per $100 principal amount for an effective yield of 4.034%. Interest on the 3.75% and 3.95% notes is paid semi-annually.

In the first quarter of 2021, the company completed an early redemption of its $750 million senior unsecured Series 5 medium-term notes with a coupon of 3.10%, originally scheduled to mature on November 26, 2021, for $770 million, including $8 million of accrued interest, resulting in a debt extinguishment loss of $12 million ($9 million after-tax). The company also completed an early redemption of its US$220 million (book value of $278 million) senior unsecured notes with a coupon of 9.40%, originally scheduled to mature on September 1, 2021, for US$230 million ($290 million), including US$2 million ($2 million) of accrued interest, resulting in a debt extinguishment loss of $10 million ($8 million after-tax).

Scheduled Debt Repayments

Scheduled principal repayments as at December 31, 2022 for lease liabilities, short-term debt and long-term debt are as follows:

($ millions)	Repayment
2023	3 124
2024	264
2025	241
2026	691
2027	244
Thereafter	11 101
	15 665

Credit Facilities

A summary of available and unutilized credit facilities is as follows:

($ millions)	2022
Fully revolving and expires in 2026	**3 000**
Fully revolving and expires in 2025	**2 707**
Can be terminated at any time at the option of the lenders	**1 520**
Total credit facilities	**7 227**
Credit facilities supporting outstanding commercial paper	**(2 807)**
Credit facilities supporting standby letters of credit	**(1 148)**
Total unutilized credit facilities[1]	**3 272**

(1) Available credit facilities for liquidity purposes at December 31, 2022 decreased to $2.900 billion, compared to $4.247 billion at December 31, 2021.

22. Other Long-Term Liabilities

($ millions)	December 31 2022	December 31 2021
Pensions and other post-retirement benefits (note 23)	**564**	1 207
Share-based compensation plans (note 26)	**469**	291
Partnership liability (note 27)[1]	**413**	427
Deferred revenue	**22**	29
Libya Exploration and Production Sharing Agreement (EPSA) signature bonus[2]	**80**	74
Other	**94**	152
	1 642	2 180

(1) The company paid $60 million in 2022 (2021 – $60 million) in distributions to the partners of the East Tank Farm Development, of which $51 million (2021 – $51 million) was allocated to interest expense and $9 million (2021 – $9 million) to the principal.

(2) The company has a US$500 million obligation for a signature bonus relating to Petro-Canada's ratification of six EPSAs in Libya. At December 31, 2022, the carrying amount of the Libya EPSAs' signature bonus so was $85 million (December 31, 2021 – $78 million). The current portion is $5 million (December 31, 2021 – $4 million) and is recorded in Accounts Payable and Accrued Liabilities.

23. Pensions and Other Post-Retirement Benefits

The company's defined benefit pension plans provide pension benefits at retirement based on years of service and final average earnings (if applicable). These obligations are met through funded registered retirement plans and through unregistered supplementary pensions that are funded through retirement compensation arrangements, and/or paid directly to recipients. The company's contributions to the funded plans are deposited with independent trustees who act as custodians of the plans' assets, as well as the disbursing agents of the benefits to recipients. Plan assets are managed by a pension committee on behalf of beneficiaries. The committee retains independent managers and advisors.

Asset-liability matching studies are performed by a third-party consultant to set the asset mix by quantifying the risk-and-return characteristics of possible asset mix strategies. Investment and contribution policies are integrated within this study, and areas of focus include asset mix as well as interest rate sensitivity.

Funding of the registered retirement plans complies with applicable regulations that require actuarial valuations of the pension funds at least once every three years in Canada and the U.K., and every year in the United States and Germany. The most recent valuations for the registered Canadian plans and U.K. plans were performed as at December 31, 2022. The company uses a measurement date of December 31 to value the plan assets and remeasure the accrued benefit obligation for accounting purposes.

The company's other post-retirement benefits programs are unfunded and include certain health care and life insurance benefits provided to retired employees and eligible surviving dependants.

The company reports its share of Syncrude's defined benefit and defined contribution pension plans and Syncrude's other post-retirement benefits plan.

The company also provides a number of defined contribution plans, including a U.S. 401(k) savings plan, that provide for an annual contribution of 5% to 11.5% of each participating employee's pensionable earnings.

Defined Benefit Obligations and Funded Status

($ millions)	Pension Benefits 2022	Pension Benefits 2021	Other Post-Retirement Benefits 2022	Other Post-Retirement Benefits 2021
Change in benefit obligation				
Benefit obligation at beginning of year	**8 303**	8 682	**672**	690
Current service costs	**263**	302	**19**	19
Plan participants' contributions	**17**	17	**—**	—
Benefits paid	**(367)**	(350)	**(28)**	(27)
Interest costs	**246**	222	**20**	18
Foreign exchange	**(2)**	(6)	**—**	—
Settlements	**10**	11	**—**	—
Actuarial remeasurement:				
Experience (gain) loss arising on plan liabilities	**(86)**	(1)	**3**	(1)
Actuarial gain arising from changes in demographic assumptions	**—**	(2)	**—**	—
Actuarial gain arising from changes in financial assumptions	**(2 229)**	(572)	**(167)**	(27)
Benefit obligation at end of year	**6 155**	8 303	**519**	672
Change in plan assets				
Fair value of plan assets at beginning of year	**7 701**	7 305	**—**	—
Employer contributions	**61**	(11)	**—**	—
Plan participants' contributions	**17**	17	**—**	—
Benefits paid	**(347)**	(325)	**—**	—
Foreign exchange	**(4)**	(5)	**—**	—
Settlements	**10**	11	**—**	—
Administrative costs	**(2)**	(2)	**—**	—
Income on plan assets	**225**	181	**—**	—
Actuarial remeasurement:				
Return on plan assets greater/(less) than discount rate	**(1 190)**	530	**—**	—
Fair value of plan assets at end of year	**6 471**	7 701	**—**	—
Effect of the asset ceiling	**187**	—	**—**	—
Net surplus/(unfunded obligation) at end of year	**129**	(602)	**(519)**	(672)

The defined benefit asset (liability) is included as follows in the Consolidated Balance Sheet:

($ millions)	December 31 2022	December 31 2021
Amounts charged to		
Other assets (note 19)	**212**	—
Accounts payable and accrued liabilities	**(38)**	(67)
Other long-term liabilities (note 22)	**(564)**	(1 207)
	(390)	(1 274)

In June 2020, the Government of Alberta issued an amendment to the Employment Pension Plans Regulation to provide additional forms of relief to administrators of Alberta-registered pension plans. The company was approved for funding relief

starting in late 2020 for both the defined benefit plan and the defined contribution plan based on funding levels in the defined benefit plan. In 2021, employer contributions reflect the contribution holiday and a transfer of funds from the defined benefit plan to the defined contribution plan, with the company resuming cash contributions near the end of 2021. In 2022, upon filing of the new actuarial funding valuations, the company entered into another contribution holiday for the defined benefit plans with the company anticipating to fully resume cash contributions in 2024.

Of the total net obligations as at December 31, 2022, 96% relates to Canadian pension plans and other post-retirement benefits obligation (December 31, 2021 – 98%). The weighted average duration of the defined benefit obligation under the Canadian pension plans and other post-retirement plans is 16.4 years (2021 – 15.1 years).

($ millions)	Pension Benefits		Other Post-Retirement Benefits	
	2022	2021	**2022**	2021
Analysis of amount charged to earnings:				
Current service costs	**263**	302	**19**	19
Interest costs	**21**	41	**20**	18
Defined benefit plans expense	**284**	343	**39**	37
Defined contribution plans expense	**95**	94	**—**	—
Total benefit plans expense charged to earnings	**379**	437	**39**	37

Components of defined benefit costs recognized in Other Comprehensive Income:

($ millions)	Pension Benefits		Other Post-Retirement Benefits	
	2022	2021	**2022**	2021
Actuarial (gain)/loss arising from changes in experience	**(86)**	(1)	**3**	(1)
Actuarial gain arising from changes in financial assumptions	**(2 229)**	(572)	**(167)**	(27)
Actuarial gain arising from changes in demographic assumptions	**—**	(2)	**—**	—
Benefit Obligation gains	**(2 315)**	(575)	**(164)**	(28)
Return on plan assets (greater)/less than discount rate (excluding amounts included in net interest expense)	**1 190**	(530)	**—**	—
Effect of the asset ceiling	**187**	—	**—**	—
Plan assets loss/(gain)	**1 377**	(530)	**—**	—
Actuarial gain recognized in other comprehensive income	**(938)**	(1 105)	**(164)**	(28)

Actuarial Assumptions

The cost of the defined benefit pension plans and other post-retirement benefits received by employees is actuarially determined using the projected unit credit method of valuation that includes employee service to date and present pay levels, as well as the projection of salaries and service to retirement.

The significant weighted average actuarial assumptions were as follows:

(%)	Pension Benefits		Other Post-Retirement Benefits	
	December 31 2022	December 31 2021	**December 31 2022**	December 31 2021
Discount rate	**5.10**	2.90	**5.10**	2.90
Rate of compensation increase	**3.00**	3.00	**3.00**	3.00

The discount rate assumption is based on the interest rate on high-quality bonds with maturity terms equivalent to the benefit obligations.

The defined benefit obligation reflects the best estimate of the mortality of plan participants both during and after their employment. The mortality assumption is based on a standard mortality table adjusted for actual experience over the past five years.

In order to measure the expected cost of other post-retirement benefits, it was assumed that the health care costs would increase annually by 5%.

Assumed discount rates and health care cost trend rates may have a significant effect on the amounts reported for pensions and other post-retirement benefits obligations for the company's Canadian plans. A change of these assumptions would have the following effects:

($ millions)	Pension Benefits	
---	Increase	Decrease
1% change in discount rate		
Effect on the aggregate service and interest costs	(25)	32
Effect on the benefit obligations	(693)	871

($ millions)	Other Post-Retirement Benefits	
---	Increase	Decrease
1% change in discount rate		
Effect on the benefit obligations	(53)	64
1% change in health care cost		
Effect on the aggregate service and interest costs	1	(1)
Effect on the benefit obligations	27	(23)

Plan Assets and Investment Objectives

The company's long-term investment objective is to secure the defined pension benefits while managing the variability and level of its contributions. The portfolio is rebalanced periodically, as required, to the plans' target asset allocation as prescribed in the Statement of Investment Policies and Procedures approved by the Board of Directors. Plan assets are restricted to those permitted by legislation, where applicable. Investments are made through pooled, mutual, segregated or exchange traded funds.

The company's weighted average pension plan asset allocations, based on market values as at December 31, are as follows:

(%)	2022	2021
Equities	52	48
Fixed income	27	38
Plan assets, comprised of:		
– Real Estate	21	14
Total	100	100

Equity securities do not include any direct investments in Suncor shares. The fair value of equity and fixed income securities is based on the trading price of the underlying fund. The fair value of real estate investments is based on independent third-party appraisals.

24. Provisions

($ millions)	Decommissioning and Restoration[1]	Royalties	Other[2]	Total
At December 31, 2020	10 044	71	467	10 582
Liabilities incurred	104	137	171	412
Change in discount rate	(1 260)	—	—	(1 260)
Changes in estimates	(76)	(12)	(13)	(101)
Liabilities settled	(263)	26	(84)	(321)
Accretion	304	—	—	304
Foreign exchange	(61)	—	—	(61)
At December 31, 2021	8 792	222	541	9 555
Less: current portion	(266)	(222)	(291)	(779)
	8 526	—	250	8 776
At December 31, 2021	8 792	222	541	9 555
Liabilities incurred	**114**	**89**	**3**	**206**
Change in discount rate	**(2 456)**	—	—	**(2 456)**
Changes in estimates	**3 596**	**(4)**	**69**	**3 661**
Liabilities settled	**(314)**	**(125)**	**(332)**	**(771)**
Accretion	**316**	—	—	**316**
Asset disposals	**62**	—	—	**62**
Reclassified to assets held for sale (note 33)	**(226)**	—	—	**(226)**
Foreign exchange	**17**	—	—	**17**
At December 31, 2022	**9 901**	**182**	**281**	**10 364**
Less: current portion	**(337)**	**(182)**	**(45)**	**(564)**
	9 564	**—**	**236**	**9 800**

(1) Represents decommissioning and restoration provisions associated with the retirement of Property, Plant and Equipment and Exploration and Evaluation assets. The total undiscounted and uninflated amount of estimated future cash flows required to settle the obligations at December 31, 2022 was approximately $22.4 billion (December 31, 2021 – $13.8 billion). A $3.6 billion increase in the estimated discounted cash flows was recognized at December 31, 2022, and was primarily related to water treatment costs for mining assets. A weighted average credit-adjusted risk-free interest rate of 5.50% was used to discount the provision recognized at December 31, 2022 (December 31, 2021 – 3.70%). The credit-adjusted risk-free interest rate used reflects the expected time frame of the provisions. Payments to settle the decommissioning and restoration provisions occur on an ongoing basis and will continue over the lives of the operating assets, which can exceed 50 years.

(2) Includes legal and environmental provisions, a restructuring provision remaining for $11 million (December 31, 2021 – $88 million). Liabilities settled in 2022 include a payment to the Keystone XL pipeline project for $187 million (after-tax $142 million).

Sensitivities

Changes to the discount rate would have the following impact on Decommissioning and Restoration liabilities:

As at December 31	**2022**	2021
1% Increase	**(1 594)**	(1 497)
1% Decrease	**2 131**	2 113

25. Share Capital

Authorized

Common Shares

The company is authorized to issue an unlimited number of common shares without nominal or par value.

Preferred Shares

The company is authorized to issue an unlimited number of senior and junior preferred shares in series, without nominal or par value.

Normal Course Issuer Bid

During the first quarter of 2022, the TSX accepted a notice filed by Suncor to renew its normal course issuer bid (NCIB) to purchase the company's common shares through the facilities of the TSX, New York Stock Exchange (NYSE) and/or alternative trading systems. The notice provided that, beginning February 8, 2022, and ending February 7, 2023, Suncor may purchase for cancellation up to 71,650,000 common shares, which is equal to approximately 5% of Suncor's issued and outstanding common shares as at the date hereof.

During the second quarter of 2022, Suncor received approval from the TSX to amend its existing NCIB effective as of the close of markets on May 11, 2022, to increase the maximum number of common shares that may be repurchased in the period beginning February 8, 2022, and ending February 7, 2023, from 71,650,000 common shares, or approximately 5% of Suncor's issued and outstanding common shares as at January 31, 2022, to 143,500,000, or approximately 10% of Suncor's public float as at January 31, 2022. No other terms of the NCIB were amended.

For the twelve months ended December 31, 2022, the company repurchased 7.1 million common shares under the previous 2021 NCIB and 109.8 million under the 2022 renewed NCIB at an average price of $43.92 per share, for a total repurchase cost of $5.1 billion.

Subsequent to the fourth quarter of 2022, the TSX accepted a notice filed by Suncor to renew its NCIB to purchase the company's common shares through the facilities of the TSX, NYSE and/or alternative trading systems. The notice provides that, beginning February 17, 2023, and ending February 16, 2024, Suncor may purchase for cancellation up to 132,900,000 common shares, which is equal to approximately 10% of Suncor's public float as at February 3, 2023. As at February 3, 2023, Suncor had 1,330,006,760 common shares issued and outstanding.

During the first quarter of 2021, the company announced its intention to commence a new Normal Course Issuer Bid (the 2021 NCIB) to repurchase common shares through the facilities of the TSX, NYSE and/or alternative trading systems. Pursuant to the 2021 NCIB, the company may repurchase for cancellation up to 44,000,000 common shares between February 8, 2021, and February 7, 2022.

During the third quarter of 2021, Suncor received approval from the TSX to amend the 2021 NCIB effective as of the close of markets on July 30, 2021. The amended notice provides that Suncor may increase the maximum number of common shares that may be repurchased under the 2021 NCIB from February 8, 2021, and ending February 7, 2022, from 44,000,000 common shares, or approximately 2.9% of Suncor's issued and outstanding common shares as at January 31, 2021, to 76,250,000 common shares, or approximately 5% of Suncor's issued and outstanding common shares as at January 31, 2021. No other terms of the NCIB were amended.

During the fourth quarter of 2021, Suncor received approval from the TSX to amend its existing NCIB effective as of the close of markets on October 29, 2021. The notice provides that Suncor may increase the maximum number of common shares that may be repurchased in the period beginning February 8, 2021, and ending February 7, 2022, from 76,250,000 shares, or approximately 5% of Suncor's issued and outstanding common shares as at January 31, 2021, to 106,700,000, or approximately 7% of Suncor's public float as at January 31, 2021. No other terms of the NCIB were amended.

For the twelve months ended December 31, 2021, the company repurchased 84.0 million common shares under the 2021 NCIB at an average price of $27.45 per share, for a total repurchase cost of $2.3 billion.

The following table summarizes the share repurchase activities during the period:

($ millions, except as noted)	2022	2021
Share repurchase activities (thousands of common shares)		
Shares repurchased	116 908	83 959
Amounts charged to		
Share capital	1 947	1 382
Retained earnings	3 188	922
Share repurchase cost	5 135	2 304
Average repurchase cost per share	43.92	27.45

Under an automatic repurchase plan agreement with an independent broker, the company has recorded the following liability for share repurchases that may take place during its internal blackout period:

($ millions)	December 31 2022	December 31 2021
Amounts charged to		
Share capital	136	120
Retained earnings	214	110
Liability for share purchase commitment	350	230

26. Share-Based Compensation

Share-Based Compensation Expense

Included in the Consolidated Statements of Comprehensive Income within Operating, Selling and General expense are the following share-based compensation amounts:

($ millions)	2022	2021
Equity-settled plans	17	21
Cash-settled plans	484	301
Total share-based compensation expense	501	322

Liability Recognized for Share-Based Compensation

Included in the Consolidated Balance Sheets within accounts payable and accrued liabilities and other long-term liabilities are the following fair value amounts for the company's cash-settled plans:

	December 31 2022	December 31 2021
Current liability	326	153
Long-term liability (note 22)	469	291
Total Liability	795	444

The intrinsic value of the vested awards at December 31, 2022 was $415 million (December 31, 2021 – $200 million).

Stock Option Plans

Suncor grants stock option awards as a form of retention and incentive compensation.

Stock options granted by the company provide the holder with the right to purchase common shares at the market price on the grant date, subject to fulfilling vesting terms. Options granted have a seven-year life, vest annually over a three-year period and are accounted for as equity-settled awards.

The weighted average fair value of options granted during the period and the weighted average assumptions used in their determination are as noted below:

	2022	2021
Annual dividend per share (dollars)	1.88	1.05
Risk-free interest rate	1.73%	0.49%
Expected life	5 years	5 years
Expected volatility	42%	40%
Weighted average fair value per option (dollars)	9.27	5.40

The expected life is based on historical stock option exercise data and current expectations. The expected volatility considers the historical volatility in the price of Suncor's common shares over a period similar to the life of the options, and is indicative of future trends.

The following table presents a summary of the activity related to Suncor's stock option plans:

	2022		2021	
	Number (thousands)	Weighted Average Exercise Price ($)	Number (thousands)	Weighted Average Exercise Price ($)
Outstanding, beginning of year	37 090	38.39	38 373	39.65
Granted	2 191	37.22	3 457	22.71
Exercised as options for common shares	(13 158)	37.69	(245)	29.82
Forfeited/expired	(5 055)	38.99	(4 495)	37.62
Outstanding, end of year	21 068	38.55	37 090	38.39
Exercisable, end of year	16 407	40.19	28 421	39.87

For the options outstanding at December 31, 2022, the exercise price ranges and weighted average remaining contractual lives are shown below:

	Outstanding			Exercisable	
Exercise Prices ($)	Number (thousands)	Weighted Average Remaining Contractual Life (years)	Weighted Average Exercise Price ($)	Number (thousands)	Weighted Average Exercise Price ($)
22.63-24.99	2 658	5	22.65	1 064	22.65
25.00-29.99	9	5	29.31	3	29.34
30.00-34.99	731	—	30.30	718	30.28
35.00-39.99	6 176	4	38.37	3 255	38.85
40.00-44.99	11 298	2	42.73	11 235	42.75
45.00-49.99	101	5	48.05	44	48.41
50.00-54.27	95	3	52.78	88	52.85
Total	21 068	3	38.55	16 407	40.19

Common shares authorized for issuance by the Board of Directors that remain available for the granting of future options:

(thousands)	2022	2021
	27 901	25 037

Share Unit Plans

Suncor grants share units as a form of retention and incentive compensation. Share unit plans are accounted for as cash-settled awards.

(a) Performance Share Units (PSUs)

A PSU is a time-vested award entitling employees to receive varying degrees of cash (0% – 200% of the company's share price at time of vesting) contingent upon Suncor's total shareholder return (stock price appreciation and dividend income) relative to a peer group of companies. Cash payments for awards granted in 2019 and onwards are contingent upon Suncor's total shareholder return and annual return on capital employed performance. PSUs vest approximately three years after the grant date.

(b) Restricted Share Units (RSUs)

A RSU is a time-vested award entitling employees to receive cash calculated based on an average of the company's share price leading up to vesting. RSUs vest approximately three years after the grant date.

In 2022, Syncrude's Long Term Incentive Plans (LTIP) of approximately $123 million were converted into Suncor RSUs at a conversion price of $30.93.

(c) Deferred Share Units (DSUs)

A DSU is redeemable for cash or a common share for a period of time after a unitholder ceases employment or Board membership. The DSU Plan is limited to executives and members of the Board of Directors. Members of the Board of Directors receive an annual grant of DSUs as part of their compensation and may elect to receive their fees in cash only or in increments of 50% or 100% allocated to DSUs. Executives may elect to receive their annual incentive bonus in cash only or in increments of 25%, 50%, 75% or 100% allocated to DSUs.

The following table presents a summary of the activity related to Suncor's share unit plans:

(thousands)	PSU	RSU	DSU
Outstanding, December 31, 2020	2 285	15 095	1 385
Granted	1 285	11 954	164
Redeemed for cash	(751)	(4 609)	(167)
Forfeited/expired	(53)	(1 003)	—
Outstanding, December 31, 2021	2 766	21 437	1 382
Granted	947	13 235	187
Redeemed for cash	(794)	(4 533)	(238)
Forfeited/expired	(710)	(1 877)	—
Outstanding, December 31, 2022	**2 209**	**28 262**	**1 331**

Stock Appreciation Rights (SARs)

A SAR entitles the holder to receive a cash payment equal to the difference between the stated exercise price and the market price of the company's common shares on the date the SAR is exercised, and is accounted for as a cash-settled award.

SARs have a seven-year life and vest annually over a three-year period.

	2022		2021	
	Number (thousands)	Weighted Average Exercise Price ($)	Number (thousands)	Weighted Average Exercise Price ($)
Outstanding, beginning of year	463	39.06	509	39.25
Granted	10	36.76	10	22.63
Exercised	(121)	37.18	—	—
Forfeited/expired	(65)	38.25	(56)	37.78
Outstanding, end of year	287	39.95	463	39.06
Exercisable, end of year	242	40.82	357	39.68

27. Financial Instruments and Risk Management

The company's financial instruments consist of cash and cash equivalents, accounts receivable, derivative contracts, substantially all accounts payable and accrued liabilities, debt, and certain portions of other assets and other long-term liabilities.

Non-Derivative Financial Instruments

The fair values of cash and cash equivalents, accounts receivable, short-term debt, and accounts payable and accrued liabilities approximate their carrying values due to the short-term maturities of those instruments.

The company's long-term debt and long-term financial liabilities are recorded at amortized cost using the effective interest method. At December 31, 2022, the carrying value of fixed-term debt accounted for under amortized cost was $9.8 billion (December 31, 2021 – $14.2 billion) and the fair value at December 31, 2022 was $9.4 billion (December 31, 2021 – $17.4 billion). The decrease in carrying value and fair value of debt is mainly due to repayment of debt during the year. The estimated fair value of long-term debt is based on pricing sourced from market data, which is considered a Level 2 fair value input.

Suncor entered into a partnership with Fort McKay First Nation (FMFN) and Mikisew Cree First Nation (MCFN) in 2018 where FMFN and MCFN acquired a combined 49% partnership interest in the East Tank Farm Development. The partnership liability is recorded at amortized cost using the effective interest method. At December 31, 2022, the carrying value of the Partnership liability accounted for under amortized cost was $427 million (December 31, 2021 – $436 million).

Derivative Financial Instruments

(a) Non-Designated Derivative Financial Instruments

The company uses derivative financial instruments, such as physical and financial contracts, to manage certain exposures to fluctuations in interest rates, commodity prices and foreign currency exchange rates, as part of its overall risk management program, as well as for trading purposes.

The changes in the fair value of non-designated derivatives are as follows:

($ millions)	2022	2021
Fair value outstanding, beginning of year	(98)	(121)
Cash settlements – paid during the year	220	178
Changes in fair value recognized in earnings during the year (note 7)	(187)	(155)
Fair value outstanding, end of year	**(65)**	(98)

(b) Fair Value Hierarchy

To estimate the fair value of derivatives, the company uses quoted market prices when available, or third-party models and valuation methodologies that utilize observable market data. In addition to market information, the company incorporates transaction-specific details that market participants would utilize in a fair value measurement, including the impact of non-performance risk. However, these fair value estimates may not necessarily be indicative of the amounts that could be realized or settled in a current market transaction. The company characterizes inputs used in determining fair value using a hierarchy that prioritizes inputs depending on the degree to which they are observable. The three levels of the fair value hierarchy are as follows:

- Level 1 consists of instruments with a fair value determined by an unadjusted quoted price in an active market for identical assets or liabilities. An active market is characterized by readily and regularly available quoted prices where the prices are representative of actual and regularly occurring market transactions to assure liquidity.

- Level 2 consists of instruments with a fair value that is determined by quoted prices in an inactive market, prices with observable inputs, or prices with insignificant non-observable inputs. The fair value of these positions is determined using observable inputs from exchanges, pricing services, third-party independent broker quotes, and published transportation tolls. The observable inputs may be adjusted using certain methods, which include extrapolation over the quoted price term and quotes for comparable assets and liabilities.

- Level 3 consists of instruments with a fair value that is determined by prices with significant unobservable inputs. As at December 31, 2022, the company does not have any derivative instruments measured at fair value Level 3.

In forming estimates, the company utilizes the most observable inputs available for valuation purposes. If a fair value measurement reflects inputs of different levels within the hierarchy, the measurement is categorized based upon the lowest level of input that is significant to the fair value measurement.

The following table presents the company's derivative financial instrument assets and liabilities measured at fair value for each hierarchy level as at December 31, 2022 and 2021.

($ millions)	Level 1	Level 2	Level 3	Total Fair Value
Accounts receivable	35	88	—	123
Accounts payable	(134)	(87)	—	(221)
Balance at December 31, 2021	(99)	1	—	(98)
Accounts receivable	**36**	**107**	**—**	**143**
Accounts payable	**(85)**	**(123)**	**—**	**(208)**
Balance at December 31, 2022	**(49)**	**(16)**	**—**	**(65)**

During the year ended December 31, 2022, there were no transfers between Level 1 and Level 2 fair value measurements.

Offsetting Financial Assets and Liabilities

The company enters into arrangements that allow for offsetting of derivative financial instruments and accounts receivable (payable), which are presented on a net basis on the balance sheet, as shown in the table below as at December 31, 2022 and 2021.

Financial Assets

($ millions)	Gross Assets	Gross Liabilities Offset	Net Amounts Presented
Fair value of derivative assets	6 527	(6 404)	123
Accounts receivable	5 048	(2 734)	2 314
Balance at December 31, 2021	11 575	(9 138)	2 437
Fair value of derivative assets	**4 305**	**(4 162)**	**143**
Accounts receivable	**10 349**	**(8 633)**	**1 716**
Balance at December 31, 2022	**14 654**	**(12 795)**	**1 859**

Financial Liabilities

($ millions)	Gross Liabilities	Gross Assets Offset	Net Amounts Presented
Fair value of derivative liabilities	(6 625)	6 404	(221)
Accounts payable	(4 205)	2 734	(1 471)
Balance at December 31, 2021	(10 830)	9 138	(1 692)
Fair value of derivative liabilities	**(4 370)**	**4 162**	**(208)**
Accounts payable	**(10 036)**	**8 633**	**(1 403)**
Balance at December 31, 2022	**(14 406)**	**12 795**	**(1 611)**

Risk Management

The company is exposed to a number of different risks arising from financial instruments. These risk factors include market risks, comprising commodity price risk, foreign currency risk and interest rate risk, as well as liquidity risk and credit risk.

The company maintains a formal governance process to manage its financial risks. The company's Commodity Risk Management Committee (CRMC) is charged with the oversight of the company's trading and credit risk management activities. These activities are intended to manage risk associated with open price exposure of specific volumes in transit or storage, enhance the company's operations, and enhance profitability through informed market calls, market diversification, economies of scale, improved transportation access, and leverage of assets, both physical and contractual. The CRMC, acting under the authority of the company's Board of Directors, meets regularly to monitor limits on risk exposures, review policy compliance and validate risk-related methodologies and procedures.

1) Market Risk

Market risk is the risk or uncertainty arising from market price movements and their impact on the future performance of the business. The market price movements that could adversely affect the value of the company's financial assets, liabilities and expected future cash flows include commodity price risk, foreign currency exchange risk and interest rate risk.

(a) Commodity Price Risk

Suncor's financial performance is closely linked to crude oil and refined product prices (including pricing differentials for various product types) and, to a lesser extent, natural gas and electricity prices. The company may reduce its exposure to commodity price risk through a number of strategies. These strategies include entering into derivative contracts to limit exposure to changes in crude oil and refined product prices during transportation and natural gas prices.

An increase of US$10/bbl of crude oil as at December 31, 2022 would increase pre-tax earnings for the company's outstanding derivative financial instruments by approximately $70 million (2021 – $58 million increase).

(b) Foreign Currency Exchange Risk

The company is exposed to foreign currency exchange risk on revenues, capital expenditures, or financial instruments that are denominated in a currency other than the company's functional currency (Canadian dollars). As crude oil is priced in U.S. dollars, fluctuations in US$/Cdn$ exchange rates may have a significant impact on revenues. This exposure is partially offset through the issuance of U.S. dollar denominated debt. A 1% strengthening in the Cdn$ relative to the US$ as at December 31, 2022 would increase pre-tax earnings related to the company's U.S. dollar denominated long-term debt, commercial paper and working capital by approximately $100 million (2021 – $133 million).

(c) Interest Rate Risk

The company is exposed to interest rate risk as changes in interest rates may affect future cash flows and the fair values of its financial instruments. The primary exposure is related to its revolving-term debt of commercial paper and future debt issuances.

To manage the company's exposure to interest rate volatility, the company may periodically enter into interest rate swap contracts to fix the interest rate of future debt issuances. As at December 31, 2022, the company had no outstanding forward interest rate swaps. The simple average interest rate on total debt, including lease liabilities, for the year ended December 31, 2022 was 5.8% (2021 – 5.0%).

The company's net earnings are sensitive to changes in interest rates on the floating rate portion of the company's debt, which are offset by cash balances. To the extent interest expense is not capitalized, if interest rates applicable to floating rate instruments increased by 1%, it is estimated that the company's pre-tax earnings would decrease by approximately $8 million primarily due to a lower cash balance compared to the short-term debt balance (2021 – approximately $9 million increase). This assumes that the amount and mix of fixed and floating rate debt remains unchanged from December 31, 2022. The proportion of floating interest rate exposure at December 31, 2022 was 18.0% of total debt outstanding (2021 – 7.0%).

2) Liquidity Risk

Liquidity risk is the risk that Suncor will not be able to meet its financial obligations when due. The company mitigates this risk by forecasting spending requirements as well as cash flow from operating activities, and maintaining sufficient cash, credit facilities, and debt shelf prospectuses to meet these requirements. Suncor's cash and cash equivalents and total credit facilities at December 31, 2022 were $2.0 billion and $7.2 billion, respectively. Of Suncor's $7.2 billion in total credit facilities, $3.3 billion were unutilized at December 31, 2022. In addition, Suncor has unused capacity under the Board of Directors authority of US$5.0 billion to issue debt. The ability of the company to raise additional capital utilizing these shelf prospectuses is dependent on market conditions. The company believes it has sufficient funding through the use of these facilities and access to capital markets to meet its future capital requirements.

Surplus cash is invested into a range of short-dated money market securities. Investments are only permitted in high credit quality government or corporate securities. Diversification of these investments is managed through counterparty credit limits.

The following table shows the timing of cash outflows related to trade and other payables and debt.

($ millions)	December 31, 2021			
	Trade and Other Payables[1]	Gross Derivative Liabilities[2]	Debt[3]	Lease Liabilities
Within one year	6 282	6 466	2 253	459
2 to 3 years	37	159	2 015	779
4 to 5 years	37	—	3 127	660
Over 5 years	—	—	18 836	2 633
	6 356	6 625	26 231	4 531

| | December 31, 2022 | | | |
($ millions)	Trade and Other Payables[1]	Gross Derivative Liabilities[2]	Debt[3]	Lease Liabilities
Within one year	7 959	3 824	3 375	477
2 to 3 years	39	546	1 066	807
4 to 5 years	39	—	1 541	652
Over 5 years	—	—	16 317	3 047
	8 037	4 370	22 299	4 983

(1) Trade and other payables exclude net derivative liabilities of $208 million (2021 – $221 million).

(2) Gross derivative liabilities of $4.370 billion (2021 – $6.625 billion) are offset by gross derivative assets of $4.162 billion (2021 – $6.404 billion), resulting in a net amount of $208 million (2021 – $221 million).

(3) Debt includes short-term debt, long-term debt and interest payments on fixed-term debt.

3) Credit Risk

Credit risk is the risk that a customer or counterparty will fail to perform an obligation or fail to pay amounts due, causing a financial loss. The company's credit policy is designed to ensure there is a standard credit practice throughout the company to measure and monitor credit risk. The policy outlines delegation of authority, the due diligence process required to approve a new customer or counterparty and the maximum amount of credit exposure per single entity. Before transactions begin with a new customer or counterparty, its creditworthiness is assessed, and a credit rating and a maximum credit limit are assigned. The assessment process is outlined in the credit policy and considers both quantitative and qualitative factors. The company constantly monitors the exposure to any single customer or counterparty along with the financial position of the customer or counterparty. If it is deemed that a customer or counterparty has become materially weaker, the company will work to reduce the credit exposure and lower the assigned credit limit. Regular reports are generated to monitor credit risk and the Credit Committee meets quarterly to ensure compliance with the credit policy and review the exposures.

A substantial portion of the company's accounts receivable are with customers in the oil and gas industry and are subject to normal industry credit risk. At December 31, 2022, substantially all of the company's trade receivables were current.

The company may be exposed to certain losses in the event that counterparties to derivative financial instruments are unable to meet the terms of the contracts. The company's exposure is limited to those counterparties holding derivative contracts owing to the company at the reporting date. At December 31, 2022, the company's net exposure was $143 million (December 31, 2021 – $123 million).

28. Capital Structure Financial Policies

The company's primary capital management strategy is to maintain a conservative balance sheet, which supports a solid investment grade credit rating profile. This objective affords the company the financial flexibility and access to the capital it requires to execute on its growth objectives.

The company's capital is primarily monitored by reviewing the ratios of net debt to adjusted funds from operations[2] and total debt to total debt plus shareholders' equity.

Net debt to adjusted funds from operations[2] is calculated as short-term debt plus total long-term debt less cash and cash equivalents, divided by adjusted funds from operations for the year then ended.

Total debt to total debt plus shareholders' equity is calculated as short-term debt plus total long-term debt divided by short-term debt plus total long-term debt plus shareholders' equity. This financial covenant under the company's various banking and debt agreements shall not be greater than 65%.

The company's financial covenant is reviewed regularly and controls are in place to maintain compliance with the covenant. The company complied with financial covenants for the years ended December 31, 2022 and 2021. The company's financial measures, as set out in the following schedule, were unchanged from 2021. The company believes that achieving its capital target helps to provide the company access to capital at a reasonable cost by maintaining solid investment grade credit ratings. Total debt to total debt plus shareholders' equity was 28.4% at December 31, 2022 and decreased due to lower debt levels and higher shareholders' equity as a result of increased net earnings. The company operates in a fluctuating business environment and ratios may periodically fall outside of management's targets. The company addresses these fluctuations by capital expenditure reductions and sales of non-core assets to ensure net debt achieves management's targets.

($ millions)	Capital Measure Target	December 31 2022	December 31 2021
Components of ratios			
Short-term debt		2 807	1 284
Current portion of long-term debt		—	231
Current portion of long-term lease liabilities		317	310
Long-term debt		9 800	13 989
Long-term lease liabilities		2 695	2 540
Total debt[1]		15 619	18 354
Less: Cash and cash equivalents		1 980	2 205
Net debt[1]		13 639	16 149
Shareholders' equity		39 367	36 614
Total capitalization (total debt plus shareholders' equity)		54 986	54 968
Adjusted funds from operations[2]		18 101	10 257
Net debt to adjusted funds from operations	<3.0 times	0.8	1.6
Total debt to total debt plus shareholders' equity	20% – 35%	28.4%	33.4%

(1)   Total debt and net debt are non-GAAP financial measures.

(2)   Adjusted funds from operations is calculated as cash flow from operating activities before changes in non-cash working capital, and is a non-GAAP financial measure.

29. Joint Arrangements

Joint Operations

The company's material joint operations as at December 31 are set out below:

Material Joint Operations	Principal Activity	Country of Incorporation and Principal Place of Business	Ownership % 2022	Ownership % 2021
Oil Sands				
Operated by Suncor:				
Fort Hills Energy Limited Partnership[1]	Oil sands development	Canada	**54.11**	54.11
Meadow Creek	Oil sands development	Canada	**75.00**	75.00
Syncrude	Oil sands development	Canada	**58.74**	58.74
Exploration and Production				
Operated by Suncor:				
Terra Nova	Oil and gas production	Canada	**48.00**	48.00
Non-operated:				
Buzzard[2]	Oil and gas production	United Kingdom	**29.89**	29.89
Fenja Development JV[3]	Oil and gas production	Norway	**—**	17.50
Hibernia and the Hibernia South Extension Unit	Oil and gas production	Canada	**19.48-20.00**	19.48-20.00
Hebron	Oil and gas production	Canada	**21.03**	21.03
Harouge Oil Operations	Oil and gas production	Libya	**49.00**	49.00
North Sea Rosebank Project[2]	Oil and gas production	United Kingdom	**40.00**	40.00
Oda[3]	Oil and gas production	Norway	**—**	30.00
White Rose and the White Rose Extensions[4]	Oil and gas production	Canada	**38.625-40.00**	26.13-27.50

(1)   Subsequent to December 31, 2022, Suncor acquired an additional 14.65% working interest in Fort Hills, bringing the company's and its affiliate's total aggregate working interest to 68.76%.

(2)   In the third quarter of 2022, Suncor reclassified the assets and liabilities related to its United Kingdom (U.K.) operations as assets held for sale, including its interests in Buzzard and Rosebank. Subsequent to the fourth quarter of 2022, the company reached an agreement for the sale of its U.K. operations. The sale is expected to close in mid-2023.

(3)   In the third quarter of 2022, Suncor completed the sale of its Norway assets, including its 30% working interest in Oda and its 17.5% working interest in the Fenja Development Joint Operations.

(4)   In the second quarter of 2022, Suncor announced that concurrent with the decision to restart the West White Rose project by the joint venture owners, Suncor increased its ownership in the White Rose asset 12.50% to approximately 40.00%.

Joint Ventures and Associates

The company does not have any joint ventures or associates that are considered individually material. Summarized aggregate financial information of the joint ventures and associates, which are all included in the company's Refining and Marketing operations, are shown below:

($ millions)	Joint ventures		Associates	
	2022	2021	**2022**	2021
Net earnings (loss)	**(25)**	5	**(1)**	(2)
Total comprehensive earnings (loss)	**(25)**	5	**(1)**	(2)
Carrying amount as at December 31	**39**	63	**63**	66

30. Subsidiaries

Material subsidiaries, either directly or indirectly, by the company as at December 31, 2022 are shown below:

Material Subsidiaries	Principal Activity
Canadian Operations	
Suncor Energy Oil Sands Limited Partnership	This partnership holds most of the company's Oil Sands operations assets.
Suncor Energy Ventures Corporation	A subsidiary which indirectly owns a 36.74% ownership in the Syncrude joint operation.
Suncor Energy Ventures Partnership	A subsidiary which owns a 22% ownership in the Syncrude joint operation.
Suncor Energy Products Partnership	This partnership holds substantially all of the company's Canadian refining and marketing assets.
Suncor Energy Marketing Inc.	Through this subsidiary, production from the upstream Canadian businesses is marketed. This subsidiary also administers Suncor's energy trading activities and power business, markets certain third-party products, procures crude oil feedstock and natural gas for its downstream business, and procures and markets natural gas liquids (NGLs) and liquefied petroleum gas (LPG) for its downstream business.
U.S. Operations	
Suncor Energy (U.S.A.) Marketing Inc.	A subsidiary that procures, markets and trades crude oil, in addition to procuring crude oil feedstock for the company's refining operations.
Suncor Energy (U.S.A.) Inc.	A subsidiary through which the company's U.S. refining and marketing operations are conducted.
International Operations	
Suncor Energy UK Limited	A subsidiary through which the majority of the company's North Sea operations are conducted.

The table does not include wholly owned subsidiaries that are immediate holding companies of the operating subsidiaries. For certain foreign operations of the company, there are restrictions on the sale or transfer of production licences, which would require approval of the applicable foreign government.

31. Related Party Disclosures

Related Party Transactions

The company enters into transactions with related parties in the normal course of business, which includes purchases of feedstock, distribution of refined products, and the sale of refined products and byproducts. These transactions are with joint ventures and associated entities in the company's Refining and Marketing operations, including pipeline, refined product and petrochemical companies. A summary of the significant related party transactions as at and for the years ended December 31, 2022 and 2021 are as follows:

($ millions)	**2022**	2021
Sales[(1)]	**1 616**	1 011
Purchases	**265**	247
Accounts receivable	**135**	70
Accounts payable and accrued liabilities	**69**	17

(1) Includes sales to Petroles Cadeko Inc. of $645 million (2021 – $411 million) and Parachem Chemicals Inc. of $487 million (2021 – $343 million).

Compensation of Key Management Personnel

Compensation of the company's Board of Directors and members of the Executive Leadership Team for the years ended December 31 is as follows:

($ millions)	**2022**	2021
Salaries and other short-term benefits	**20**	8
Pension and other post-retirement benefits	**4**	3
Share based compensation	**73**	47
	97	58

32. Commitments, Contingencies and Guarantees

(a) Commitments

Future payments under the company's commitments, including service arrangements for pipeline transportation agreements and for other property and equipment, are as follows:

	Payment Due by Period						
($ millions)	2023	2024	2025	2026	2027	Thereafter	**Total**
Commitments							
Product transportation and storage	1 146	1 252	1 201	1 024	1 165	7 410	**13 198**
Energy services	101	101	119	77	71	77	**546**
Exploration work commitments	—	—	53	1	—	486	**540**
Other	471	269	149	115	73	191	**1 268**
	1 718	1 622	1 522	1 217	1 309	8 164	**15 552**

In addition to the commitments in the above table, the company has other obligations for goods and services and raw materials entered into in the normal course of business, which may terminate on short notice. Such obligations include commodity purchase obligations which are transacted at market prices.

(b) Contingencies

Legal and Environmental Contingent Liabilities and Assets

The company is defendant and plaintiff in a number of legal actions that arise in the normal course of business. The company believes that any liabilities or assets that might arise pertaining to such matters would not have a material effect on its consolidated financial position.

The company may also have environmental contingent liabilities, beyond decommissioning and restoration liabilities (recognized in note 24), which are reviewed individually and are reflected in the company's consolidated financial statements if material

and more likely than not to be incurred. These contingent environmental liabilities primarily relate to the mitigation of contamination at sites where the company has had operations. For any unrecognized environmental contingencies, the company believes that any liabilities that might arise pertaining to such matters would not have a material effect on its consolidated financial position.

Costs attributable to these commitments and contingencies are expected to be incurred over an extended period of time and to be funded from the company's cash flow from operating activities. Although the ultimate impact of these matters on net earnings cannot be determined at this time, the impact is not expected to be material.

Contingent assets are only disclosed when the inflow of economic benefits is probable. When the economic benefit becomes virtually certain, the asset is no longer contingent and is recognized in the consolidated financial statements.

(c) Guarantees

At December 31, 2022, the company has provided loan guarantees to certain retail licensees and wholesale marketers. Suncor's maximum potential amount payable under these loan guarantees is $125 million.

The company has also agreed to indemnify holders of all notes and debentures and the company's credit facility lenders (see note 21) for added costs relating to withholding taxes. Similar indemnity terms apply to certain facility and equipment leases. There is no limit to the maximum amount payable under these indemnification agreements. The company is unable to determine the maximum potential amount payable as government regulations and legislation are subject to change without notice. Under these agreements, the company has the option to redeem or terminate these contracts if additional costs are incurred.

The company also has guaranteed its working-interest share of certain joint operation undertakings related to transportation services agreements entered into with third parties. The guaranteed amount is limited to the company's share in the joint arrangement. As at December 31, 2022, the probability is remote that these guarantee commitments will impact the company.

33. Assets Held for Sale

In the third quarter of 2022, the company reclassified the assets and liabilities related to its United Kingdom (U.K.) operations, including its interests in Buzzard and Rosebank located in the U.K. sector of the North Sea. The U.K. operations are reported within the Exploration and Production segment.

Subsequent to the fourth quarter of 2022, on March 2, 2023, the company reached an agreement for the sale of its U.K. operations for gross proceeds of approximately $1.2 billion, including a contingent consideration of approximately $338 million, before closing adjustments and other closing costs. The sale is pending regulatory approval, and is expected to close in mid-2023.

The table below details the assets and liabilities held for sale as at December 31, 2022:

($ millions)	
Assets	
Currents assets	83
Property, plant and equipment, net	364
Exploration and evaluation	239
Total Assets	686
Liabilities	
Current liabilities	(241)
Provisions	(217)
Total Liabilities	(458)
Net Assets	228

Subsequent to the fourth quarter of 2022, the company completed the sale of its wind and solar assets (Forty Mile, Adelaide, Magrath and Chin Chute) for gross proceeds of approximately $730 million, before closing adjustments and other closing costs, resulting in an estimated after-tax gain on sale of approximately $260 million. The company completed the sale of its Forty Mile and Adelaide assets on January 3, 2023 and its Magrath and Chin Chute assets on January 10, 2023. The renewable energy business is reported within the Corporate segment.

The table below details the assets and liabilities held for sale as at December 31, 2022:

($ millions)	
Assets	
Current assets	**62**
Property, plant and equipment, net and intangible assets	**438**
Total Assets	**500**
Liabilities	
Current liabilities	**(32)**
Other long-term liabilities and provisions	**(40)**
Total Liabilities	**(72)**
Net Assets	**428**

Supplemental Financial and Operating Information
Quarterly Financial Summary

(unaudited)

($ millions, except per share amounts)	For the Quarter Ended Mar 31 2022	Jun 30 2022	Sept 30 2022	Dec 31 2022	Total Year 2022	For the Quarter Ended Mar 31 2021	Jun 30 2021	Sept 30 2021	Dec 31 2021	Total Year 2021
Operating revenues, net of royalties[A]	**13 337**	**16 135**	**14 944**	**13 920**	**58 336**	8 679	9 159	10 145	11 149	39 132
Earnings (loss) before income taxes[B]										
Oil Sands	**2 309**	**2 892**	**(1 193)**	**1 625**	**5 633**	445	582	629	1 169	2 825
Exploration and Production	**645**	**1 361**	**637**	**578**	**3 221**	258	340	590	603	1 791
Refining and Marketing	**1 417**	**2 007**	**753**	**1 517**	**5 694**	934	486	848	599	2 867
Corporate and Eliminations	**(523)**	**(851)**	**(676)**	**(182)**	**(2 232)**	(523)	(320)	(753)	(317)	(1 913)
Income tax expense	**(899)**	**(1 413)**	**(130)**	**(797)**	**(3 239)**	(293)	(220)	(437)	(501)	(1 451)
Net earnings (loss)	**2 949**	**3 996**	**(609)**	**2 741**	**9 077**	821	868	877	1 553	4 119
Adjusted operating earnings (loss)[B][C][D]										
Oil Sands	**2 256**	**2 872**	**2 195**	**1 719**	**9 042**	409	613	635	1 172	2 829
Exploration and Production	**645**	**716**	**555**	**578**	**2 494**	258	340	369	376	1 343
Refining and Marketing	**1 395**	**2 008**	**755**	**1 529**	**5 687**	943	468	864	582	2 857
Corporate and Eliminations	**(669)**	**(499)**	**47**	**(382)**	**(1 503)**	(551)	(494)	(391)	(342)	(1 778)
Income tax expense included in adjusted operating earnings	**(872)**	**(1 283)**	**(987)**	**(1 012)**	**(4 154)**	(313)	(205)	(434)	(494)	(1 446)
Total	**2 755**	**3 814**	**2 565**	**2 432**	**11 566**	746	722	1 043	1 294	3 805
Adjusted funds from (used in) operations[B][C][D]										
Oil Sands	**3 414**	**4 231**	**3 257**	**2 929**	**13 831**	1 527	1 844	1 745	2 459	7 575
Exploration and Production	**724**	**841**	**894**	**719**	**3 178**	365	500	521	565	1 951
Refining and Marketing	**1 597**	**2 127**	**1 174**	**1 663**	**6 561**	1 172	677	1 113	869	3 831
Corporate and Eliminations	**(665)**	**(402)**	**100**	**(273)**	**(1 240)**	(670)	(431)	(352)	(252)	(1 705)
Current income tax expense	**(976)**	**(1 452)**	**(952)**	**(849)**	**(4 229)**	(284)	(228)	(386)	(497)	(1 395)
Total	**4 094**	**5 345**	**4 473**	**4 189**	**18 101**	2 110	2 362	2 641	3 144	10 257
Change in non-cash working capital	**(1 022)**	**(1 110)**	**(24)**	**(265)**	**(2 421)**	235	(276)	2 077	(529)	1 507
Cash flow provided by operating activities	**3 072**	**4 235**	**4 449**	**3 924**	**15 680**	2 345	2 086	4 718	2 615	11 764
Per common share										
Net earnings (loss) – basic	**2.06**	**2.84**	**(0.45)**	**2.03**	**6.54**	0.54	0.58	0.59	1.07	2.77
Net earnings (loss) – diluted	**2.06**	**2.83**	**(0.45)**	**2.03**	**6.53**	0.54	0.58	0.59	1.07	2.77
Adjusted operating earnings[C][D][E]	**1.92**	**2.71**	**1.88**	**1.81**	**8.34**	0.49	0.48	0.71	0.89	2.56
Cash dividends[E]	**0.42**	**0.47**	**0.47**	**0.52**	**1.88**	0.21	0.21	0.21	0.42	1.05
Adjusted funds from operations[C][D][E]	**2.86**	**3.80**	**3.28**	**3.11**	**13.05**	1.39	1.57	1.79	2.17	6.89
Cash flow provided by operating activities[E]	**2.14**	**3.01**	**3.26**	**2.91**	**11.30**	1.54	1.39	3.19	1.80	7.91
Capital and exploration expenditures (including capitalized interest)										
Oil Sands	**668**	**905**	**1 048**	**919**	**3 540**	539	834	935	860	3 168
Exploration and Production[F]	**83**	**115**	**132**	**113**	**443**	69	64	64	73	270
Refining and Marketing	**132**	**261**	**165**	**258**	**816**	120	375	142	188	825
Corporate and Eliminations[G]	**128**	**14**	**34**	**12**	**188**	75	74	80	63	292
Total capital and exploration expenditures	**1 011**	**1 295**	**1 379**	**1 302**	**4 987**	803	1 347	1 221	1 184	4 555

See accompanying footnotes and definitions to the quarterly operating summaries.

Supplemental Financial and Operating Information
Quarterly Financial Summary (continued)

(unaudited)

	For the Twelve Months Ended				For the Twelve Months Ended			
	Mar 31 2022	**Jun 30 2022**	**Sep 30 2022**	**Dec 31 2022**	Mar 31 2021	Jun 30 2021	Sep 30 2021	Dec 31 2021
Return on capital employed[(C)] (%)	**12.7**	**19.4**	**17.5**	**19.4**	(1.4)	1.9	4.5	8.6
Return on capital employed – excluding impairments and impairment reversals[(C)] (%)	**12.4**	**18.2**	**21.0**	**22.9**	(0.6)	2.6	4.9	8.2

(A) The company revised the presentation of certain gross revenues and purchases of crude oil and products to align with the current period presentation. For the three months ended March 31, 2022, gross revenues and purchases of crude oil and products were decreased by $150 million, with no effect on net earnings.

(B) Beginning in the first quarter of 2022, to align with how management evaluates segment performance, the company revised its segment presentation to reflect segment results before income tax expense and present tax at a consolidated level. This presentation change has no effect on consolidated net earnings (loss), adjusted operating earnings (loss) and adjusted funds from (used in) operations. Comparative periods have been revised to reflect this change. See the Income Tax section of this Annual Report for a discussion on income taxes.

(C) Non-GAAP financial measures or contains non-GAAP financial measures. See the Operating Summary Information – Non-GAAP Financial Measures section of this Annual Report.

(D) Beginning in the fourth quarter of 2021, the company revised the label of operating earnings (loss) and funds from (used in) operations to adjusted operating earnings (loss) and adjusted funds from (used in) operations respectively, to better distinguish these non-GAAP financial measures from their respective comparable GAAP measures and better reflect the purpose of such measures. The composition of these measures remained unchanged and therefore no prior periods were revised.

(E) Represents on a basic per share basis.

(F) Excludes capital expenditures related to assets held for sale of $19 million in the first quarter of 2022, $15 million in the second quarter of 2022, $7 million in the third quarter of 2022, $16 million in the fourth quarter of 2022 and $57 million for the year ended December 31, 2022.

(G) Excludes capital expenditures related to assets held for sale of $21 million in the second quarter of 2022, $31 million in the third quarter of 2022, $24 million in the fourth quarter of 2022 and $76 million for the year ended December 31, 2022.

See accompanying footnotes and definitions to the quarterly operating summaries.

Quarterly Operating Summary

(unaudited)

Oil Sands	For the Quarter Ended				Total Year 2022	For the Quarter Ended				Total Year 2021
	Mar 31 2022	Jun 30 2022	Sept 30 2022	Dec 31 2022		Mar 31 2021	Jun 30 2021	Sept 30 2021	Dec 31 2021	
Production volumes (mbbls/d)										
Total Oil Sands bitumen production	**827.7**	**760.7**	**764.1**	**810.1**	**790.5**	827.8	753.5	713.7	787.4	770.3
Oil Sands – upgraded – net SCO and diesel (mbbls/d)										
Oil Sands operations	**333.8**	**294.0**	**268.8**	**316.5**	**303.1**	329.6	326.8	221.0	332.7	301.6
Syncrude	**181.5**	**189.0**	**136.3**	**201.0**	**176.9**	190.3	110.4	184.5	182.3	167.0
Total Oil Sands – upgraded – net SCO and diesel production	**515.3**	**483.0**	**405.1**	**517.5**	**480.0**	519.9	437.2	405.5	515.0	468.6
Oil Sands – non-upgraded bitumen (mbbls/d)										
Oil Sands operations	**82.9**	**71.1**	**145.1**	**102.0**	**100.4**	119.5	133.2	148.8	95.4	124.9
Fort Hills	**87.5**	**87.4**	**95.8**	**68.6**	**84.8**	51.2	45.3	50.8	55.5	50.7
Total Oil Sands – non-upgraded bitumen	**170.4**	**158.5**	**240.9**	**170.6**	**185.2**	170.7	178.5	199.6	150.9	175.6
Total Oil Sands production volumes (mbbls/d)	**685.7**	**641.5**	**646.0**	**688.1**	**665.2**	690.6	615.7	605.1	665.9	644.2
Oil Sands sales volumes (mbbls/d)										
Upgraded – net SCO and diesel	**517.7**	**489.4**	**418.9**	**505.3**	**482.6**	515.2	433.9	418.6	496.1	465.7
Non-upgraded bitumen	**153.7**	**162.7**	**231.2**	**174.5**	**180.7**	180.2	183.5	194.4	176.7	183.8
Total Oil Sands sales volumes	**671.4**	**652.1**	**650.1**	**679.8**	**663.3**	695.4	617.4	613.0	672.8	649.5
Oil Sands operations cash operating costs[(1)(A)] ($ millions)										
Cash costs	**922**	**966**	**995**	**920**	**3 803**	858	910	884	952	3 603
Natural gas	**189**	**182**	**162**	**205**	**738**	115	111	135	193	554
	1 111	**1 148**	**1 157**	**1 125**	**4 541**	973	1 021	1 019	1 145	4 157
Oil Sands operations cash operating costs[(1)(A)] ($/bbl)*										
Cash costs	**23.80**	**28.20**	**25.50**	**23.05**	**25.10**	20.60	21.25	25.20	23.40	22.45
Natural gas	**4.90**	**5.30**	**4.15**	**5.30**	**4.85**	2.70	2.60	3.85	4.70	3.45
	28.70	**33.50**	**29.65**	**28.35**	**29.95**	23.30	23.85	29.05	28.10	25.90
Fort Hills cash operating costs[(1)(A)] ($ millions)										
Cash costs	**203**	**211**	**208**	**213**	**835**	156	159	178	214	706
Natural gas	**25**	**30**	**18**	**24**	**97**	14	11	14	19	58
	228	**241**	**226**	**237**	**932**	170	170	192	233	764
Fort Hills cash operating costs[(1)(A)] ($/bbl)*										
Cash costs	**25.90**	**26.40**	**23.60**	**33.35**	**26.90**	33.95	38.60	38.00	41.85	38.20
Natural gas	**3.10**	**3.80**	**2.05**	**3.75**	**3.10**	3.10	2.75	2.90	3.70	3.15
	29.00	**30.20**	**25.65**	**37.10**	**30.00**	37.05	41.35	40.90	45.55	41.35
Syncrude cash operating costs[(1)(A)] ($ millions)										
Cash costs	**550**	**607**	**545**	**623**	**2 325**	537	493	521	561	2 111
Natural gas	**34**	**44**	**29**	**40**	**147**	24	27	22	30	104
	584	**651**	**574**	**663**	**2 472**	561	520	543	591	2 215
Syncrude cash operating costs[(1)(A)] ($/bbl)*										
Cash costs	**32.65**	**33.95**	**40.25**	**32.50**	**34.45**	30.85	47.65	29.75	31.80	33.55
Natural gas	**2.05**	**2.45**	**2.15**	**2.10**	**2.20**	1.40	2.60	1.30	1.70	1.65
	34.70	**36.40**	**42.40**	**34.60**	**36.65**	32.25	50.25	31.05	33.50	35.20

(A) Non-GAAP financial measures or contains non-GAAP financial measures. See the Operating Metrics Reconciliation and the Operating Summary Information – Non-GAAP Financial Measures section of this Annual Report.

See accompanying footnotes and definitions to the operating summaries.

Quarterly Operating Summary (continued)

(unaudited)

Oil Sands Segment Operating Netbacks[(A)(B)(C)]	For the Quarter Ended Mar 31 2022	Jun 30 2022	Sept 30 2022	Dec 31 2022	Total Year 2022	For the Quarter Ended Mar 31 2021	Jun 30 2021	Sept 30 2021	Dec 31 2021	Total Year 2021
Non-upgraded bitumen ($/bbl)										
Average price realized	**102.78**	**119.97**	**86.34**	**61.43**	**91.27**	47.57	55.54	65.53	67.47	59.16
Royalties	**(15.17)**	**(19.71)**	**(11.41)**	**(10.37)**	**(13.81)**	(0.83)	(3.65)	(7.99)	(9.50)	(5.53)
Transportation and distribution costs	**(6.29)**	**(6.56)**	**(6.74)**	**(6.91)**	**(6.64)**	(5.04)	(5.34)	(5.62)	(5.42)	(5.36)
Net operating expenses	**(21.37)**	**(22.38)**	**(16.37)**	**(22.55)**	**(20.27)**	(14.91)	(16.91)	(19.61)	(22.54)	(18.52)
Operating netback	**59.95**	**71.32**	**51.82**	**21.60**	**50.55**	26.79	29.64	32.31	30.01	29.75
Upgraded – net SCO and diesel ($/bbl)										
Average price realized	**118.80**	**141.39**	**124.30**	**109.28**	**123.25**	69.40	81.34	84.80	93.87	82.24
Royalties	**(16.60)**	**(26.57)**	**(15.20)**	**(10.66)**	**(17.27)**	(3.10)	(4.01)	(9.33)	(10.64)	(6.75)
Transportation and distribution costs	**(4.43)**	**(4.22)**	**(5.03)**	**(3.90)**	**(4.37)**	(4.18)	(4.84)	(4.59)	(4.49)	(4.51)
Net operating expenses	**(34.63)**	**(35.81)**	**(42.94)**	**(37.71)**	**(37.56)**	(30.44)	(36.07)	(37.36)	(33.18)	(34.06)
Operating netback	**63.14**	**74.79**	**61.13**	**57.01**	**64.05**	31.68	36.42	33.52	45.56	36.92
Average Oil Sands Segment ($/bbl)										
Average price realized	**115.13**	**136.08**	**110.80**	**97.00**	**114.56**	63.73	73.67	78.69	86.94	75.71
Royalties	**(16.28)**	**(24.87)**	**(13.85)**	**(10.59)**	**(16.33)**	(2.50)	(3.90)	(8.91)	(10.36)	(6.41)
Transportation and distribution costs	**(4.86)**	**(4.80)**	**(5.64)**	**(4.67)**	**(4.99)**	(4.41)	(4.99)	(4.91)	(4.74)	(4.75)
Net operating expenses	**(31.59)**	**(32.48)**	**(33.49)**	**(33.82)**	**(32.85)**	(26.41)	(30.37)	(31.74)	(30.37)	(29.65)
Operating netback	**62.40**	**73.93**	**57.82**	**47.92**	**60.39**	30.41	34.41	33.13	41.47	34.90

(A) Contains non-GAAP financial measures. See the Operating Metrics Reconciliation and the Operating Summary Information – Non-GAAP Financial Measures section of this Annual Report.

(B) Netbacks are based on sales volumes. Impact of inventory write-down is excluded until product is sold.

(C) Beginning in the first quarter of 2022, to align with how management evaluates performance and to better align with the calculation methodology of Oil Sands cash operating costs, another non-GAAP financial measure used by the company, the company revised its calculation of net operating expenses included in Oil Sands operating netbacks. Comparative periods have been revised to reflect this change.

See accompanying footnotes and definitions to the operating summaries.

Quarterly Operating Summary (continued)

(unaudited)

Exploration and Production	For the Quarter Ended Mar 31 2022	Jun 30 2022	Sept 30 2022	Dec 31 2022	Total Year 2022	For the Quarter Ended Mar 31 2021	Jun 30 2021	Sept 30 2021	Dec 31 2021	Total Year 2021
Production volumes										
E&P Canada (mbbs/d)	**51.2**	**52.9**	**47.5**	**49.1**	**50.2**	58.0	57.5	54.4	47.6	54.4
E&P International (mboe/d)	**29.2**	**25.8**	**30.6**	**25.9**	**27.8**	37.3	26.5	39.1	29.8	33.1
Total production volumes (mboe/d)	**80.4**	**78.7**	**78.1**	**75.0**	**78.0**	95.3	84.0	93.5	77.4	87.5
Total sales volumes (mboe/d)	**79.5**	**86.7**	**81.1**	**75.1**	**80.6**	84.2	103.8	76.3	67.2	82.8
Operating Netbacks[(A)(B)]										
E&P Canada ($/bbl)										
Average price realized	**126.15**	**143.57**	**132.64**	**116.75**	**131.35**	76.09	82.24	92.88	101.87	87.04
Royalties	**(19.47)**	**(19.58)**	**(17.52)**	**(15.70)**	**(18.25)**	(9.24)	(13.26)	(11.88)	(14.59)	(12.20)
Transportation costs	**(4.02)**	**(3.33)**	**(2.27)**	**(3.82)**	**(3.28)**	(2.18)	(1.59)	(2.65)	(3.45)	(2.34)
Operating costs	**(13.15)**	**(13.36)**	**(13.85)**	**(20.17)**	**(14.69)**	(11.27)	(10.27)	(12.87)	(13.42)	(11.74)
Operating netback	**89.51**	**107.30**	**99.00**	**77.06**	**95.13**	53.40	57.12	65.48	70.41	60.76
E&P International (excluding Libya) ($/boe)										
Average price realized	**116.25**	**130.38**	**140.96**	**130.65**	**129.18**	72.05	80.41	89.19	102.80	84.76
Transportation costs	**(2.65)**	**(2.54)**	**(3.67)**	**(1.79)**	**(2.57)**	(2.54)	(1.59)	(3.90)	(2.66)	(2.60)
Operating costs	**(8.79)**	**(10.96)**	**(9.95)**	**(9.16)**	**(9.66)**	(8.05)	(13.20)	(10.30)	(10.19)	(10.40)
Operating netback	**104.81**	**116.88**	**127.34**	**119.70**	**116.95**	61.46	65.62	74.99	89.95	71.76

(A) Contains non-GAAP financial measures. See the Operating Metrics Reconciliation and the Operating Summary Information – Non-GAAP Financial Measures section of this Annual Report.

(B) Netbacks are based on sales volumes.

See accompanying footnotes and definitions to the operating summaries.

Quarterly Operating Summary (continued)

(unaudited)

Refining and Marketing	For the Quarter Ended				Total Year 2022	For the Quarter Ended				Total Year 2021
	Mar 31 2022	June 30 2022	Sept 30 2022	Dec 31 2022		Mar 31 2021	June 30 2021	Sept 30 2021	Dec 31 2021	
Refined product sales (mbbls/d)	**551.9**	**536.9**	**577.3**	**548.2**	**553.6**	548.1	463.3	551.5	550.1	528.4
Crude oil processed (mbbls/d)	**436.5**	**389.3**	**466.6**	**440.0**	**433.2**	428.4	325.3	460.3	447.0	415.5
Rack forward sales volume (ML)	**5 180**	**5 165**	**5 688**	**5 415**	**21 448**	4 866	4 791	5 414	5 359	20 430
Utilization of refining capacity (%)	**94**	**84**	**100**	**94**	**93**	92	70	99	96	89
Refining and marketing margin – first-in, first-out (FIFO)[(A)] ($/bbl)	**53.20**	**76.85**	**37.45**	**59.30**	**55.85**	40.75	38.00	35.75	33.60	36.85
Refining and marketing margin – last-in, first-out (LIFO)[(A)] ($/bbl)	**35.95**	**62.85**	**50.45**	**69.40**	**54.45**	30.30	29.05	33.80	30.00	30.90
Rack forward gross margin (cpl)[(A)(B)]	**7.35**	**5.45**	**6.35**	**6.15**	**6.30**	6.75	8.30	7.10	6.40	7.10
Refining operating expense ($/bbl)[(A)]	**6.25**	**7.15**	**6.80**	**7.90**	**7.00**	5.75	6.65	5.45	6.10	5.95
Rack forward operating expense (cpl)[(A)(B)]	**2.95**	**3.00**	**2.70**	**3.35**	**3.00**	2.80	3.10	2.80	2.95	2.90
Eastern North America										
Refined product sales (mbbls/d)										
Transportation fuels										
Gasoline	**106.9**	**101.2**	**111.7**	**108.1**	**107.0**	115.6	97.5	114.1	113.5	110.2
Distillate	**99.8**	**80.3**	**100.5**	**106.9**	**96.9**	95.8	86.4	93.7	103.1	94.7
Total transportation fuel sales	**206.7**	**181.5**	**212.2**	**215.0**	**203.9**	211.4	183.9	207.8	216.6	204.9
Petrochemicals	**10.6**	**10.2**	**9.7**	**10.4**	**10.2**	12.9	12.4	10.3	13.8	12.4
Asphalt	**14.8**	**16.2**	**24.2**	**19.4**	**18.7**	12.0	16.5	22.4	20.6	17.9
Other	**30.1**	**41.7**	**18.0**	**16.4**	**26.5**	25.6	15.4	21.7	21.2	21.0
Total refined product sales	**262.2**	**249.6**	**264.1**	**261.2**	**259.3**	261.9	228.2	262.2	272.2	256.2
Crude oil supply and refining										
Processed at refineries (mbbls/d)	**209.6**	**191.4**	**211.9**	**211.8**	**206.2**	200.5	183.7	212.3	214.3	202.8
Utilization of refining capacity (%)	**94**	**86**	**95**	**95**	**93**	90	83	96	97	91
Western North America										
Refined product sales (mbbls/d)										
Transportation fuels										
Gasoline	**119.3**	**116.8**	**122.9**	**123.3**	**120.6**	117.0	103.5	122.4	119.2	115.6
Distillate	**154.5**	**149.6**	**151.3**	**135.5**	**147.7**	149.9	110.5	140.1	134.8	133.8
Total transportation fuel sales	**273.8**	**266.4**	**274.2**	**258.8**	**268.3**	266.9	214.0	262.5	254.0	249.4
Asphalt	**7.0**	**12.3**	**17.8**	**10.5**	**11.9**	6.0	8.8	13.8	10.1	9.7
Other	**8.9**	**8.6**	**21.2**	**17.7**	**14.1**	13.3	12.3	13.0	13.8	13.1
Total refined product sales	**289.7**	**287.3**	**313.2**	**287.0**	**294.3**	286.2	235.1	289.3	277.9	272.2
Crude oil supply and refining										
Processed at refineries (mbbls/d)	**226.9**	**197.9**	**254.7**	**228.2**	**227.0**	227.9	141.6	248.0	232.7	212.7
Utilization of refining capacity (%)	**93**	**81**	**104**	**94**	**93**	93	58	102	95	87

(A) Contains non-GAAP financial measures. See the Operating Metrics Reconciliation and the Operating Summary Information – Non-GAAP Financial Measures section of this Annual Report.

(B) In Q2 2021, the company began disclosing refinery rack forward margin and operating expenses to increase transparency into Suncor's integrated model and aligns with how management evaluates the performance of the business. Rack forward encompasses Suncor's retail and wholesale business. As an integrated oil and gas company, transfer prices are used to attribute margin to the value chain. The company's transfer prices affecting the refining, supply and rack forward businesses employ replacement cost methodology, which may differ from those subject to supply agreements negotiated by independent market participants. Rack Forward margins may include any incremental location differentials above replacement supply cost, as well as the applicable retail and wholesale channel margins generated within those markets.

See accompanying footnotes and definitions to the operating summaries.

Five-Year Financial Summary

(unaudited)

($ millions)	2022	2021	2020	2019	2018
Operating revenues, net of royalties	**58 336**	39 132	24 662	38 344	38 542
Earnings (loss) before income taxes[(A)]					
Oil Sands	**5 633**	2 825	(5 238)	(1 726)	1 168
Exploration and Production	**3 221**	1 791	(1 089)	1 416	1 375
Refining and Marketing	**5 694**	2 867	1 167	3 923	4 316
Corporate and Eliminations	**(2 232)**	(1 913)	(937)	(1 080)	(1 876)
Income tax (expense) recovery	**(3 239)**	(1 451)	1 778	366	(1 690)
Net earnings (loss)	**9 077**	4 119	(4 319)	2 899	3 293
Adjusted operating earnings (loss)[(A)(B)(C)]					
Oil Sands	**9 042**	2 829	(3 214)	2 247	1 025
Exploration and Production	**2 494**	1 343	30	1 721	1 465
Refining and Marketing	**5 687**	2 857	1 189	3 935	4 310
Corporate and Eliminations	**(1 503)**	(1 778)	(1 249)	(1 704)	(786)
Income tax expense included in adjusted operating earnings	**(4 154)**	(1 446)	1 031	(1 781)	(1 750)
Total	**11 566**	3 805	(2 213)	4 418	4 264
Adjusted funds from (used in) operations[(A)(B)(C)]					
Oil Sands	**13 831**	7 575	1 341	6 327	4 836
Exploration and Production	**3 178**	1 951	1 118	2 769	2 459
Refining and Marketing	**6 561**	3 831	2 033	4 835	4 888
Corporate and Eliminations	**(1 240)**	(1 705)	(1 275)	(1 561)	(761)
Current income tax expense	**(4 229)**	(1 395)	659	(1 552)	(1 250)
Total	**18 101**	10 257	3 876	10 818	10 172
Change in non-cash working capital	**(2 421)**	1 507	(1 201)	(397)	408
Cash flow provided by operating activities	**15 680**	11 764	2 675	10 421	10 580
Capital and exploration expenditures (including capitalized interest)					
Oil Sands	**3 540**	3 168	2 736	3 522	3 546
Exploration and Production[(D)]	**443**	270	489	1 070	946
Refining and Marketing	**816**	825	515	818	856
Corporate and Eliminations[(E)]	**188**	292	186	148	58
Total capital and exploration expenditures	**4 987**	4 555	3 926	5 558	5 406
Total assets	**84 618**	83 739	84 616	89 435	89 579

(A) Beginning in 2022, to align with how management evaluates segment performance, the company revised its segment presentation to reflect segment results before income tax expense and present tax at a consolidated level. This presentation change has no effect on consolidated net earnings (loss), adjusted operating earnings (loss) and adjusted funds from (used in) operations. Comparative periods have been revised to reflect this change. See the Income Tax section of this Annual Report for a discussion on income taxes.

(B) Non-GAAP financial measures or contains non-GAAP financial measures. See the Operating Summary Information – Non-GAAP Financial Measures section of this Annual Report.

(C) Beginning in the fourth quarter of 2021, the company revised the label of operating earnings (loss) and funds from (used in) operations to adjusted operating earnings (loss) and adjusted funds from (used in) operations respectively, to better distinguish the non-GAAP financial measures from the comparable GAAP measures and better reflect the purpose of the measures. The composition of the measures remains unchanged and therefore no prior periods were restated.

(D) Excludes capital expenditures related to assets held for sale of $57 million for the year ended December 31, 2022.

(E) Excludes capital expenditures related to assets held for sale of $76 million for the year ended December 31, 2022.

See accompanying footnotes and definitions to the operating summaries.

Five-Year Financial Summary (continued)

(unaudited)

	2022	2021	2020	2019	2018
Total Suncor Employees (number at year end)[A]	**16 558**	16 922	12 591	12 889	12 480
Dollars per common share					
Net earnings (loss) – basic	**6.54**	2.77	(2.83)	1.86	2.03
Net earnings (loss) – diluted	**6.53**	2.77	(2.83)	1.86	2.03
Adjusted operating earnings (loss)[B][C][D][E]	**8.34**	2.56	(1.45)	2.83	2.63
Cash dividends[B]	**1.88**	1.05	1.10	1.68	1.44
Adjusted funds from operations[B][C][D]	**13.05**	6.89	2.54	6.94	6.27
Cash flow provided by operating activities[B]	**11.30**	7.91	1.75	6.69	6.54
Ratios					
Return on capital employed[C] (%)	**19.4**	8.6	(6.9)	4.9	8.0
Return on capital employed – excluding impairments and impairment reversals[C] (%)	**22.9**	8.2	(2.9)	10.0	8.2
Total debt to total debt plus shareholders' equity[C] (%)	**28.4**	33.4	37.8	29.9	28.3
Net debt to net debt plus shareholders' equity[C] (%)	**25.7**	30.6	35.7	27.6	25.6
Net debt to adjusted funds from operations (times)[C][D]	**0.8**	1.6	5.1	1.5	1.5

(A) In 2021, Suncor became operator of the Syncrude asset and the additional Syncrude employees are reflected in our total employees.

(B) Represents on a basic per share basis.

(C) Non-GAAP financial measures or contains non-GAAP financial measures. See the Operating Summary Information – Non-GAAP Financial Measures section of this Annual Report.

(D) Beginning in the fourth quarter of 2021, the company revised the label of operating earnings (loss) and funds from (used in) operations to adjusted operating earnings (loss) and adjusted funds from (used in) operations respectively, to better distinguish the non-GAAP financial measures from the comparable GAAP measures and better reflect the purpose of the measures. The composition of the measures remains unchanged and therefore no prior periods were revised.

(E) Beginning in 2021, the company revised its adjusted operating earnings non-GAAP financial measure to exclude unrealized (gains) losses on derivative financial instruments that are recorded at fair value in other income (loss) to better align the earnings impact of the activity with the underlying items being risk-managed. Prior period comparatives have been revised to reflect this change.

See accompanying footnotes and definitions to the operating summaries.

Five-Year Operating Summary

(unaudited)

Oil Sands	2022	2021	2020	2019	2018
Production volumes (mbbls/d)(A)					
Total Oil Sands bitumen production	**790.5**	770.3	710.4	796.8	743.3
Oil Sands – upgraded – net SCO and diesel (mbbls/d)					
Oil Sands operations	**303.1**	301.6	303.1	313.3	280.3
Syncrude	**176.9**	167.0	163.1	172.3	144.2
Total Oil Sands – upgraded – net SCO and diesel production	**480.0**	468.6	466.2	485.6	424.5
Oil Sands – non-upgraded bitumen (mbbls/d)					
Oil Sands operations	**100.4**	124.9	69.1	99.5	138.0
Fort Hills	**84.8**	50.7	58.1	85.3	66.1
Total Oil Sands – non-upgraded bitumen production	**185.2**	175.6	127.2	184.8	204.1
Total Oil Sands production volumes (mbbls/d)	**665.2**	644.2	593.4	670.4	628.6
Oil Sands sales volumes (mbbls/d)					
Upgraded – net SCO and diesel	**482.6**	465.7	467.9	483.6	431.7
Non-upgraded bitumen	**180.7**	183.8	125.6	187.5	191.3
Total Oil Sands sales volumes	**663.3**	649.5	593.5	671.1	623.0
Oil Sands operations cash operating costs(1)(B) ($ millions)					
Cash costs	**3 803**	3 603	3 571	3 993	3 657
Natural gas	**738**	554	363	274	215
	4 541	4 157	3 934	4 267	3 872
Oil Sands operations cash operating costs(1)(B) ($/bbl)*					
Cash costs	**25.10**	22.45	25.60	26.35	23.85
Natural gas	**4.85**	3.45	2.60	1.85	1.40
	29.95	25.90	28.20	28.20	25.25
Fort Hills cash operating costs(1)(B) ($ millions)					
Cash costs	**835**	706	657	778	738
Natural gas	**97**	58	41	37	29
	932	764	698	815	767
Fort Hills cash operating costs(1)(B) ($/bbl)*					
Cash costs	**26.90**	38.20	30.90	24.95	30.00
Natural gas	**3.10**	3.15	1.90	1.20	1.20
	30.00	41.35	32.80	26.15	31.20
Syncrude cash operating costs(1)(B) ($ millions)					
Cash costs	**2 325**	2 111	1 974	2 242	2 347
Natural gas	**147**	104	76	69	82
	2 472	2 215	2 050	2 311	2 429
Syncrude cash operating costs(1)(B) ($/bbl)*					
Cash costs	**34.45**	33.55	32.55	35.65	44.60
Natural gas	**2.20**	1.65	1.25	1.10	1.55
	36.65	35.20	33.80	36.75	46.15

(A) Beginning in 2020, the company revised the presentation of its production volumes to aggregate production from each asset into the categories of "Upgraded production" and "Non-upgraded bitumen production" to better reflect the integration among the company's assets with no impact to overall production volumes. Comparative periods have been updated to reflect this change.

(B) Non-GAAP financial measures or contains non-GAAP financial measures. See the Operating Metrics Reconciliation and the Operating Summary Information – Non-GAAP Financial Measures section of this Annual Report.

See accompanying footnotes and definitions to the operating summaries.

Five-Year Operating Summary (continued)
(unaudited)

Oil Sands Segment Operating Netbacks[(A)(B)(C)]	2022	2021	2020	2019	2018
Non-upgraded bitumen ($/bbl)					
Average price realized	**91.27**	59.16	28.44	52.05	37.10
Royalties	**(13.81)**	(5.53)	(0.32)	(1.70)	(1.70)
Transportation costs	**(6.64)**	(5.36)	(6.07)	(6.34)	(4.43)
Net operating expenses	**(20.27)**	(18.52)	(20.06)	(16.26)	(15.79)
Operating netback	**50.55**	29.75	1.99	27.75	15.18
Upgraded – net SCO and diesel ($/bbl)					
Average price realized	**123.25**	82.24	48.19	75.43	73.23
Royalties	**(17.27)**	(6.75)	(0.45)	(4.49)	(1.77)
Transportation costs	**(4.37)**	(4.51)	(4.36)	(4.75)	(4.91)
Net operating expenses	**(37.56)**	(34.06)	(33.61)	(35.24)	(37.59)
Operating netback	**64.05**	36.92	9.77	30.95	28.96
Average Oil Sands segment ($/bbl)					
Average price realized	**114.56**	75.71	44.01	68.89	62.13
Royalties	**(16.33)**	(6.41)	(0.44)	(3.74)	(1.75)
Transportation costs	**(4.99)**	(4.75)	(4.72)	(5.19)	(4.76)
Net operating expenses	**(32.85)**	(29.65)	(30.74)	(29.94)	(30.90)
Operating netback	**60.39**	34.90	8.11	30.02	24.72

(A) Contains non-GAAP financial measures. See the Operating Metrics Reconciliation and the Operating Summary Informatione – Non-GAAP Financial Measures section of this Annual Report.

(B) Netbacks are based on sales volumes.

(C) Beginning in 2020, due to increasing integration of the company's assets, the company revised the presentation of its operating netbacks from an individual asset view to an aggregate product view of bitumen, SCO and diesel to better reflect the integration among the company's assets. Prior period amounts have been revised to reflect this change. Also, the company leverages the expertise of its marketing and logistics business to optimize midstream capacity to the U.S. Gulf Coast and this is reflected in bitumen price realizations. 2018 and 2019 amounts have been revised to reflect this change.

See accompanying footnotes and definitions to the operating summaries.

Exploration and Production	2022	2021	2020	2019	2018
Production volumes(A)					
E&P Canada (mbbs/d)	**50.2**	54.4	59.7	59.9	53.9
E&P International (mboe/d)	**27.8**	33.1	42.0	46.9	49.5
Total production volumes (mboe/d)	**78.0**	87.5	101.7	106.8	103.4
Total sales volumes (mboe/d)	**80.6**	82.8	102.6	106.0	102.8
Operating Netbacks(B)(C)(D)					
E&P Canada ($/bbl)					
Average price realized	**131.35**	87.04	52.62	86.62	90.04
Royalties	**(18.25)**	(12.20)	(4.30)	(13.62)	(13.31)
Transportation costs	**(3.28)**	(2.34)	(2.93)	(1.76)	(2.22)
Operating costs	**(14.69)**	(11.74)	(12.23)	(13.45)	(14.43)
Operating netback	**95.13**	60.76	33.16	57.79	60.08
E&P International (excluding Libya) ($/boe)					
Average price realized	**129.18**	84.76	52.51	83.73	89.10
Transportation costs	**(2.57)**	(2.60)	(2.23)	(2.51)	(2.18)
Operating costs	**(9.66)**	(10.40)	(7.06)	(6.45)	(6.27)
Operating netback	**116.95**	71.76	43.22	74.77	80.65

(A) Beginning in 2020, the company revised the presentation of its production volumes to aggregate production from each asset into the categories of Exploration and Production Canada and Exploration and Production International to simplify the presentation. Comparative periods have been updated to reflect this change.

(B) Contains non-GAAP financial measures. See the Quarterly Operating Metrics Reconciliation and the Operating Summary Information – Non-GAAP Financial Measures section of this Annual Report.

(C) Beginning in 2020, operating netback includes Norway and all the prior periods presented exclude Norway.

(D) Netbacks are based on sales volumes.

See accompanying footnotes and definitions to the operating summaries.

Refining and Marketing	2022	2021	2020	2019	2018
Refined product sales (mbbls/d)	553.6	528.4	503.4	539.4	527.4
Crude oil processed (mbbls/d)	433.2	415.5	407.0	438.9	430.8
Rack forward sales volume (ML)	21 448	20 430	19 503	21 220	20 904
Utilization of refining capacity (%)[(A)]	93	89	88	95	93
Refining and marketing margin – first-in, first-out (FIFO)[(B)(C)] ($/bbl)	55.85	36.85	25.30	40.45	42.80
Refining and marketing margin – last-in, first-out (LIFO)[(B)(C)] ($/bbl)	54.45	30.90	28.65	36.80	46.60
Rack forward gross margin (cpl)[(B)(D)]	6.30	7.10	7.10	4.90	6.10
Refining operating expense ($/bbl)[(B)]	7.00	5.95	5.50	5.35	5.35
Rack forward operating expense (cpl)[(B)(D)]	3.00	2.90	2.95	3.00	3.10
Eastern North America					
Refined product sales (mbbls/d)					
Transportation fuels					
Gasoline	107.0	110.2	103.6	119.8	117.8
Distillate[(E)]	96.9	94.7	91.9	102.9	95.8
Total transportation fuel sales	203.9	204.9	195.5	222.7	213.6
Petrochemicals	10.2	12.4	9.1	10.6	11.3
Asphalt	18.7	17.9	14.9	16.1	15.5
Other	26.5	21.0	23.5	22.1	26.0
Total refined product sales	259.3	256.2	243.0	271.5	266.4
Crude oil supply and refining					
Processed at refineries (mbbls/d)	206.2	202.8	201.0	203.3	208.1
Utilization of refining capacity (%)	93	91	91	92	94
Western North America					
Refined product sales (mbbls/d)					
Transportation fuels					
Gasoline	120.6	115.6	110.5	126.8	127.8
Distillate[(E)]	147.7	133.8	123.8	115.2	107.6
Total transportation fuel sales	268.3	249.4	234.3	242.0	235.4
Asphalt	11.9	9.7	12.6	12.1	13.3
Other	14.1	13.1	13.5	13.8	12.3
Total refined product sales	294.3	272.2	260.4	267.9	261.0
Crude oil supply and refining					
Processed at refineries (mbbls/d)	227.0	212.7	206.0	235.6	222.7
Utilization of refining capacity (%)[(A)]	93	87	86	98	93
Retail outlets	1 810	1 804	1 800	1 786	1 766

(A) The Edmonton refinery crude processing capacity has increased to 146,000 bbls/d in 2021 from 142,000 bbls/d in 2020.

(B) Contains non-GAAP financial measures. See the Operating Metrics Reconciliation and the Operating Summary Information – Non-GAAP Financial Measures section of this Annual Report.

(C) In 2020, refining and marketing margin was revised for prior periods to better reflect the refining, product supply and rack forward businesses.

(D) In Q2 2021, the company began disclosing refinery rack forward margin and operating expenses to increase transparency into Suncor's integrated model and aligns with how management evaluates the performance of the business. Rack forward encompasses Suncor's retail and wholesale business. As an integrated oil and gas company, transfer prices are used to attribute margin to the value chain. The company's transfer prices affecting the refining, supply and rack forward businesses employ replacement cost methodology, which may differ from those subject to supply agreements negotiated by independent market participants. Rack forward margins may include any incremental location differentials above replacement supply cost, as well as the applicable retail and wholesale channel margins generated within those markets.

(E) Beginning in 2020, to better reflect the increasing integration of the company's assets, the company revised the presentation of its refined product sales volumes to include Oil Sands diesel that is purchased and marketed by the Refining and Marketing segment.

See accompanying footnotes and definitions to the operating summaries.

Operating Metrics Reconciliation

(unaudited)

Oil Sands Operating Netbacks[(A)(B)(C)]

($ millions, except per barrel amounts)

For the quarter ended	December 31, 2022			September 30, 2022		
	Bitumen	SCO and Diesel	Oil Sands Segment	Bitumen	SCO and Diesel	Oil Sands Segment
Operating revenues, net of royalties	1 181	4 821	6 002	2 299	4 407	6 706
Add: royalties	166	496	662	243	586	829
Operating revenues	1 347	5 317	6 664	2 542	4 993	7 535
Other (loss) income	(113)	(33)	(146)	74	(4)	70
Purchases of crude oil and products	(182)	(76)	(258)	(634)	(144)	(778)
Gross realization adjustment[(2)]	(68)	(127)		(145)	(52)	
Gross realizations	984	5 081		1 837	4 793	
Royalties	(166)	(496)	(662)	(243)	(586)	(829)
Transportation and distribution	(111)	(181)	(292)	(143)	(195)	(338)
Operating, selling and general (OS&G)	(511)	(1 982)	(2 493)	(536)	(1 742)	(2 278)
OS&G adjustment[(3)]	149	230		188	87	
Net operating expenses	(362)	(1 752)		(348)	(1 655)	
Operating netback	345	2 652		1 103	2 357	
Sales volumes (mbbls)	16 050	46 487		21 272	38 561	
Operating netback per barrel	21.60	57.01		51.82	61.13	

For the quarter ended	June 30, 2022			March 31, 2022		
	Bitumen	SCO and Diesel	Oil Sands Segment	Bitumen	SCO and Diesel	Oil Sands Segment
Operating revenues, net of royalties	1 929	5 346	7 275	1 571	4 914	6 485
Add: royalties	292	1 195	1 487	211	774	985
Operating revenues	2 221	6 541	8 762	1 782	5 688	7 470
Other (loss) income	(4)	20	16	(37)	44	7
Purchases of crude oil and products	(467)	(94)	(561)	(390)	(63)	(453)
Gross realization adjustment[(2)]	27	(105)		67	(136)	
Gross realizations	1 777	6 362		1 422	5 533	
Royalties	(292)	(1 195)	(1 487)	(211)	(774)	(985)
Transportation and distribution	(97)	(190)	(287)	(87)	(206)	(293)
OS&G	(311)	(1 858)	(2 169)	(364)	(1 848)	(2 212)
OS&G adjustment[(3)]	(20)	246		69	235	
Net operating expenses	(331)	(1 612)		(295)	(1 613)	
Operating netback	1 057	3 365		829	2 940	
Sales volumes (mbbls)	14 808	44 992		13 830	46 592	
Operating netback per barrel	71.32	74.79		59.95	63.14	

(A) Non-GAAP financial measures. See the Operating Summary Information – Non-GAAP Financial Measures section of this Annual Report.

(B) Netbacks are based on sales volumes.

(C) Beginning in 2022, to align with how management evaluates performance and to better align with the calculation methodology of Oil Sands cash operating costs, another non-GAAP financial measure used by the company, the company revised its calculation of net operating expenses included in Oil Sands operating netbacks. Comparative periods have been revised to reflect this change.

See accompanying footnotes and definitions to the operating summaries.

Operating Metrics Reconciliation (continued)

(unaudited)

Oil Sands Operating Netbacks[(A)(B)(C)]

($ millions, except per barrel amounts)

For the quarter ended	December 31, 2021			September 30, 2021		
	Bitumen	SCO and Diesel	Oil Sands Segment	Bitumen	SCO and Diesel	Oil Sands Segment
Operating revenues, net of royalties	1 344	3 971	5 315	1 478	2 995	4 473
Add: royalties	155	486	641	145	359	504
Operating revenues	1 499	4 457	5 956	1 623	3 354	4 977
Other (loss) income	7	4	11	1	75	76
Purchases of crude oil and products	(320)	(87)	(407)	(387)	(55)	(442)
Gross realization adjustment[(2)]	(88)	(92)		(65)	(109)	
Gross realization	1 098	4 282		1 172	3 265	
Royalties	(155)	(486)	(641)	(145)	(359)	(504)
Transportation and distribution	(88)	(205)	(293)	(100)	(177)	(277)
OS&G	(434)	(1 700)	(2 134)	(422)	(1 582)	(2 004)
OS&G adjustment[(3)]	67	186		73	143	
Net operating expenses	(367)	(1 514)		(349)	(1 439)	
Operating netback	488	2 077		578	1 290	
Sales volumes (mbbls)	16 260	45 644		17 888	38 507	
Operating netback per barrel	30.01	45.56		32.31	33.52	

For the quarter ended	June 30, 2021			March 31, 2021		
	Bitumen	SCO and Diesel	Oil Sands Segment	Bitumen	SCO and Diesel	Oil Sands Segment
Operating revenues, net of royalties	1 280	3 136	4 416	990	3 203	4 193
Add: royalties	62	158	220	14	144	158
Operating revenues	1 342	3 294	4 636	1 004	3 347	4 351
Other (loss) income	(71)	(8)	(79)	7	(9)	(2)
Purchases of crude oil and products	(321)	(24)	(345)	(203)	(47)	(250)
Gross realization adjustment[(2)]	(22)	(50)		(35)	(74)	
Gross realization	928	3 212		773	3 217	
Royalties	(62)	(158)	(220)	(14)	(144)	(158)
Transportation and distribution	(89)	(191)	(280)	(82)	(194)	(276)
OS&G	(360)	(1 585)	(1 945)	(325)	(1 648)	(1 973)
OS&G adjustment[(3)]	78	160		81	239	
Net operating expenses	(282)	(1 425)		(244)	(1 409)	
Operating netback	495	1 438		433	1 470	
Sales volumes (mbbls)	16 700	39 489		16 246	46 343	
Operating netback per barrel	29.64	36.42		26.79	31.68	

(A) Non-GAAP financial measures. See the Operating Summary Information – Non-GAAP Financial Measures section of this Annual Report.

(B) Netbacks are based on sales volumes.

(C) Beginning in 2022, to align with how management evaluates performance and to better align with the calculation methodology of Oil Sands cash operating costs, another non-GAAP financial measure used by the company, the company revised its calculation of net operating expenses included in Oil Sands operating netbacks. Comparative periods have been revised to reflect this change.

See accompanying footnotes and definitions to the operating summaries.

Operating Metrics Reconciliation _(continued)

(unaudited)

Oil Sands Netbacks[(A)(B)(C)(D)]

($ millions, except per barrel amounts)

For the year ended	December 31, 2022			December 31, 2021		
	Bitumen	SCO and Diesel	Oil Sands Segment	Bitumen	SCO and Diesel	Oil Sands Segment
Operating revenues, net of royalties	6 980	19 488	26 468	5 092	13 305	18 397
Add: royalties	912	3 051	3 963	376	1 147	1 523
Operating revenues	7 892	22 539	30 431	5 468	14 452	19 920
Other (loss) income	(80)	27	(53)	(56)	62	6
Purchases of crude oil and products	(1 673)	(377)	(2 050)	(1 231)	(213)	(1 444)
Gross realization adjustment[(2)]	(119)	(420)		(210)	(325)	
Gross realizations	6 020	21 769		3 971	13 976	
Royalties	(912)	(3 051)	(3 963)	(376)	(1 147)	(1 523)
Transportation and distribution	(438)	(772)	(1 210)	(359)	(767)	(1 126)
OS&G	(1 722)	(7 430)	(9 152)	(1 541)	(6 515)	(8 056)
OS&G adjustment[(3)]	386	798		299	728	
Net operating expenses	(1 336)	(6 632)		(1 242)	(5 787)	
Operating netback	3 334	11 314		1 994	6 275	
Sales volumes (mbbls)	65 960	176 632		67 094	169 983	
Operating netback per barrel	50.55	64.05		29.75	36.92	

For the year ended	December 31, 2020			December 31, 2019		
	Bitumen	SCO and Diesel	Oil Sands Segment	Bitumen	SCO and Diesel	Oil Sands Segment
Operating revenues, net of royalties	2 024	8 498	10 522	4 656	12 774	17 430
Add: royalties	19	76	95	124	793	917
Operating revenues	2 043	8 574	10 617	4 780	13 567	18 347
Other income	21	277	298	(38)	210	172
Purchases of crude oil and products	(702)	(142)	(844)	(1 164)	(243)	(1 407)
Gross realization adjustment[(2)]	(54)	(458)		(14)	(219)	
Gross realizations	1 308	8 251		3 564	13 315	
Royalties	(19)	(76)	(95)	(124)	(793)	(917)
Royalties adjustment[(4)]	4	—		8	—	
Net royalties	(15)	(76)		(116)	(793)	
Transportation	(476)	(747)	(1 223)	(449)	(844)	(1 293)
Transportation adjustment[(5)]	197	—		15	7	
Net transportation expenses	(279)	(747)		(434)	(837)	
OS&G	(1 093)	(6 076)	(7 169)	(1 242)	(6 785)	(8 027)
OS&G adjustment[(3)]	169	322		129	565	
Net operating expenses	(924)	(5 754)		(1 113)	(6 220)	
Operating netback	90	1 674		1 901	5 465	
Sales volumes (mbbls)	45 980	171 211		68 430	176 494	
Operating netback per barrel	1.99	9.77		27.75	30.95	

(A) Non-GAAP financial measures. See the Operating Summary Information – Non-GAAP Financial Measures section of this Annual Report.

(B) Beginning in 2020, due to increasing integration of the company's assets, the company revised the presentation of its operating netbacks from an individual asset view to an aggregate product view of bitumen, and SCO and diesel to better reflect the integration among the company's assets. Prior period amounts have been revised to reflect this change. Also, the company leverages the expertise of its marketing and logistics business to optimize midstream capacity to the U.S. Gulf Coast and this is reflected in bitumen price realizations. 2018 and 2019 amounts have been revised to reflect this change.

(C) Beginning in 2022, to align with how management evaluates performance and to better align with the calculation methodology of Oil Sands cash operating costs, another non-GAAP financial measure used by the company, the company revised its calculation of net operating expenses included in Oil Sands operating netbacks. Comparative periods have been revised to reflect this change.

(D) Netbacks are based on sales volumes.

See accompanying footnotes and definitions to the operating summaries.

Operating Metrics Reconciliation (continued)

(unaudited)

Oil Sands Netbacks(A)(B)(C)(D)

($ millions, except per barrel amounts)

For the year ended	December 31, 2018		
	Bitumen	SCO and Diesel	Oil Sands Segment
Operating revenues, net of royalties	3 965	11 380	15 345
Add: royalties	119	279	398
Operating revenues	4 084	11 659	15 743
Other income	95	292	387
Purchases of crude oil and products	(1 448)	(115)	(1 563)
Gross realization adjustment(2)	(140)	(303)	
Gross realizations	2 591	11 533	
Royalties	(119)	(279)	(398)
Royalties adjustment(4)	—	—	
Net royalties	(119)	(279)	
Transportation	(396)	(748)	(1 144)
Transportation adjustment(5)	87	(25)	
Net transportation expenses	(309)	(773)	
OS&G	(1 264)	(6 313)	(7 577)
OS&G adjustment(3)	161	392	
Net operating expenses	(1 103)	(5 921)	
Operating netback	1 060	4 560	
Sales volumes (mbbls)	69 830	157 499	
Operating netback per barrel	15.18	28.96	

(A) Non-GAAP financial measures. See the Operating Summary Information – Non-GAAP Financial Measures section of this Annual Report.

(B) Beginning in 2020, due to increasing integration of the company's assets, the company revised the presentation of its operating netbacks from an individual asset view to an aggregate product view of bitumen, and SCO and diesel to better reflect the integration among the company's assets. Prior period amounts have been revised to reflect this change. Also, the company leverages the expertise of its marketing and logistics business to optimize midstream capacity to the U.S. Gulf Coast and this is reflected in bitumen price realizations. 2018 and 2019 amounts have been revised to reflect this change.

(C) Beginning in 2022, to align with how management evaluates performance and to better align with the calculation methodology of Oil Sands cash operating costs, another non-GAAP financial measure used by the company, the company revised its calculation of net operating expenses included in Oil Sands operating netbacks. Comparative periods have been revised to reflect this change.

(D) Netbacks are based on sales volumes.

See accompanying footnotes and definitions to the operating summaries.

Operating Metrics Reconciliation (continued)

(unaudited)

Exploration and Production Operating Netbacks[(A)][(B)]

($ millions, except per barrel amounts)

For the quarter ended	December 31, 2022				December 31, 2021			
	E&P International	E&P Canada	Other[(6)]	E&P Segment	E&P International	E&P Canada	Other[(6)]	E&P Segment
Operating revenues, net of royalties	378	345	190	913	215	324	92	631
Add: royalties	—	54	118	172	—	54	53	107
Operating revenues	378	399	308	1 085	215	378	145	738
Royalties	—	(54)	(118)	(172)	—	(54)	(53)	(107)
Transportation and distribution	(5)	(13)	(16)	(34)	(6)	(11)	—	(17)
OS&G	(31)	(83)	(19)	(133)	(28)	(61)	(7)	(96)
Non-production costs[(7)]	4	14			8	11		
Operating netback	346	263			189	263		
Sales volumes (mboe)	2 893	3 414			2 111	3 724		
Operating netback per barrel	119.70	77.06			89.95	70.41		

For the quarter ended	September 30, 2022				September 30, 2021			
	E&P International	E&P Canada	Other[(6)]	E&P Segment	E&P International	E&P Canada	Other[(6)]	E&P Segment
Operating revenues, net of royalties	280	630	6	916	185	372	78	635
Add: royalties	—	96	—	96	—	55	54	109
Operating revenues	280	726	6	1 012	185	427	132	744
Royalties	—	(96)	—	(96)	—	(55)	(54)	(109)
Transportation and distribution	(7)	(12)	—	(19)	(8)	(13)	(2)	(23)
OS&G	(26)	(85)	(7)	(118)	(29)	(66)	(6)	(101)
Non-production costs[(7)]	5	9			7	9		
Operating netback	252	542			155	302		
Sales volumes (mboe)	1 984	5 475			2 058	4 613		
Operating netback per barrel	127.34	99.00			74.99	65.48		

(A) Non-GAAP financial measures. See the Operating Summary Information – Non-GAAP Financial Measures section of this Annual Report.

(B) Netbacks are based on sales volumes.

See accompanying footnotes and definitions to the operating summaries.

Operating Metrics Reconciliation (continued)

(unaudited)

Exploration and Production Operating Netbacks[A][B]

($ millions, except per barrel amounts)

For the quarter ended	June 30, 2022 E&P International	June 30, 2022 E&P Canada	June 30, 2022 Other[6]	June 30, 2022 E&P Segment	June 30, 2021 E&P International	June 30, 2021 E&P Canada	June 30, 2021 Other[6]	June 30, 2021 E&P Segment
Operating revenues, net of royalties	**292**	**670**	**64**	**1 026**	211	434	43	688
Add: royalties	**—**	**105**	**88**	**193**	—	84	134	218
Operating revenues	**292**	**775**	**152**	**1 219**	211	518	177	906
Royalties	**—**	**(105)**	**(88)**	**(193)**	—	(84)	(134)	(218)
Transportation and distribution	**(6)**	**(19)**	**—**	**(25)**	(4)	(10)	(6)	(20)
OS&G	**(32)**	**(87)**	**(12)**	**(131)**	(43)	(75)	(4)	(122)
Non-production costs[7]	**7**	**14**			8	11		
Operating netback	**261**	**578**			172	360		
Sales volumes (mboe)	**2 240**	**5 404**			2 619	6 301		
Operating netback per barrel	**116.88**	**107.30**			65.62	57.12		

For the quarter ended	March 31, 2022 E&P International	March 31, 2022 E&P Canada	March 31, 2022 Other[6]	March 31, 2022 E&P Segment	March 31, 2021 E&P International	March 31, 2021 E&P Canada	March 31, 2021 Other[6]	March 31, 2021 E&P Segment
Operating revenues, net of royalties	**272**	**476**	**120**	**868**	204	317	25	546
Add: royalties	**—**	**87**	**60**	**147**	—	44	—	44
Operating revenues	**272**	**563**	**180**	**1 015**	204	361	25	590
Royalties	**—**	**(87)**	**(60)**	**(147)**	—	(44)	—	(44)
Transportation and distribution	**(6)**	**(17)**	**—**	**(23)**	(7)	(10)	(35)	(52)
OS&G	**(31)**	**(72)**	**(5)**	**(108)**	(33)	(66)	(11)	(110)
Non-production costs[7]	**9**	**14**			10	12		
Operating netback	**244**	**401**			174	253		
Sales volumes (mboe)	**2 336**	**4 460**			2 828	4 748		
Operating netback per barrel	**104.81**	**89.51**			61.46	53.40		

(A) Non-GAAP financial measures. See the Operating Summary Information – Non-GAAP Financial Measures section of this Annual Report.

(B) Netbacks are based on sales volumes.

See accompanying footnotes and definitions to the operating summaries.

Operating Metrics Reconciliation (continued)

(unaudited)

Exploration and Production Operating Netbacks(A)(B)(C)

($ millions, except per barrel amounts)

	December 31, 2022				December 31, 2021			
For the year ended	**E&P International(B)**	**E&P Canada**	**Other(6)**	**E&P Segment**	E&P International(B)	E&P Canada	Other(6)	E&P Segment
Operating revenues, net of royalties	**1 222**	**2 122**	**379**	**3 723**	815	1 447	238	2 500
Add: royalties	**—**	**342**	**266**	**608**	—	237	241	478
Operating revenues	**1 222**	**2 464**	**645**	**4 331**	815	1 684	479	2 978
Royalties	**—**	**(342)**	**(266)**	**(608)**	—	(237)	(241)	(478)
Transportation and distribution	**(24)**	**(61)**	**(16)**	**(101)**	(25)	(44)	(43)	(112)
OS&G	**(120)**	**(327)**	**(43)**	**(490)**	(133)	(268)	(28)	(429)
Non-production costs(7)	**25**	**51**			33	43		
Operating netback	**1 103**	**1 785**			690	1 178		
Sales volumes (mboe)	**9 453**	**18 753**			9 616	19 386		
Operating netback per barrel	**116.95**	**95.13**			71.76	60.76		

	December 31, 2020				December 31, 2019			
For the year ended	E&P International(B)	E&P Canada	Other(6)	E&P Segment	E&P International(B)	E&P Canada	Other(6)	E&P Segment
Operating revenues, net of royalties	809	1 058	(111)	1 756	1 309	1 621	140	3 070
Add: royalties	—	94	49	143	—	302	303	605
Operating revenues	809	1 152	(62)	1 899	1 309	1 923	443	3 675
Royalties	—	(94)	(49)	(143)	—	(302)	(303)	(605)
Transportation and distribution	(34)	(65)	(1)	(100)	(35)	(39)	(6)	(80)
OS&G	(131)	(301)	(44)	(476)	(120)	(346)	(59)	(525)
Non-production costs(7)	21	33			19	46		
Operating netback	665	725			1 173	1 282		
Sales volumes (mboe)	15 406	21 879			15 650	22 190		
Operating netback per barrel	43.22	33.16			74.77	57.79		

	December 31, 2018			
For the year ended	E&P International(B)	E&P Canada	Other(6)	E&P Segment
Operating revenues, net of royalties	1 515	1 479	223	3 217
Add: royalties	—	257	395	652
Operating revenues	1 515	1 736	618	3 869
Royalties	—	(257)	(395)	(652)
Transportation and distribution	(37)	(43)	(5)	(85)
OS&G	(129)	(328)	(50)	(507)
Non-production costs(7)	23	50		
Operating netback	1 372	1 158		
Sales volumes (mboe)	17 006	19 283		
Operating netback per barrel	80.65	60.08		

(A) Non-GAAP financial measures. See the Operating Summary Information – Non-GAAP Financial Measures section of this Annual Report.

(B) Beginning in 2020, international operating netback includes Norway and all the prior periods presented exclude Norway.

(C) Netbacks are based on sales volumes.

See accompanying footnotes and definitions to the operating summaries.

Operating Metrics Reconciliation (continued)

(unaudited)

Refining and Marketing

($ millions, except per barrel amounts)

					For the quarter ended			
Refining and marketing gross margin reconciliation	**Mar 31 2022**	**Jun 30 2022**	**Sept 30 2022**	**Dec 31 2022**	Mar 31 2021	Jun 30 2021	Sept 30 2021	Dec 31 2021
Operating revenues	**7 855**	**10 239**	**9 615**	**9 019**	5 013	4 938	6 341	6 623
Purchases of crude oil and products	**(5 482)**	**(7 385)**	**(7 879)**	**(6 515)**	(3 275)	(3 712)	(4 710)	(5 110)
	2 373	**2 854**	**1 736**	**2 504**	1 738	1 226	1 631	1 513
Other (loss) income	**(110)**	**35**	**(46)**	**61**	(45)	6	(9)	(2)
Non-refining and marketing margin[8]	**(13)**	**(6)**	**(4)**	**3**	(13)	(14)	(13)	(14)
Refining and marketing gross margin – FIFO[A]	**2 250**	**2 883**	**1 686**	**2 568**	1 680	1 218	1 609	1 497
Refinery production (mbbls)[9]	**42 311**	**37 517**	**45 000**	**43 321**	41 211	32 050	45 026	44 575
Refining and marketing gross margin – FIFO ($/bbl)[A]	**53.20**	**76.85**	**37.45**	**59.30**	40.75	38.00	35.75	33.60
FIFO and short-term risk management activities adjustment[B]	**(729)**	**(525)**	**585**	**439**	(432)	(288)	(91)	(161)
Refining and marketing gross margin – LIFO[A]	**1 521**	**2 358**	**2 271**	**3 007**	1 248	930	1 518	1 336
Refining and marketing gross margin – LIFO ($/bbl)[A][B][C]	**35.95**	**62.85**	**50.45**	**69.40**	30.30	29.05	33.80	30.00
Rack forward gross margin[D]								
Refining and marketing gross margin – FIFO[A]	**2 250**	**2 883**	**1 686**	**2 568**	1 680	1 218	1 609	1 497
Refining and supply gross margin	**(1 869)**	**(2 602)**	**(1 326)**	**(2 236)**	(1 351)	(820)	(1 225)	(1 154)
Rack forward gross margin[A][10]	**381**	**281**	**360**	**332**	329	398	384	343
Sales volume (ML)	**5 180**	**5 165**	**5 688**	**5 415**	4 866	4 791	5 414	5 359
Rack forward gross margin (cpl)[A]	**7.35**	**5.45**	**6.35**	**6.15**	6.75	8.30	7.10	6.40
Refining and rack forward operating expense reconciliation								
Operating, selling and general[E]	**559**	**592**	**596**	**680**	479	472	502	566
Less: Rack forward operating expense[A][D][11] A	**153**	**156**	**154**	**181**	136	148	151	159
Less: Other operating expenses[12]	**141**	**167**	**137**	**157**	106	111	105	135
Refining operating expense[A] B	**265**	**269**	**305**	**342**	237	213	246	272
Refinery production (mbbls)[9] C	**42 311**	**37 517**	**45 000**	**43 321**	41 211	32 050	45 026	44 575
Refining operating expense ($/bbl)[A] B/C	**6.25**	**7.15**	**6.80**	**7.90**	5.75	6.65	5.45	6.10
Sales volume (ML) D	**5 180**	**5 165**	**5 688**	**5 415**	4 866	4 791	5 414	5 359
Rack forward operating expense (cpl)[A][D] A/D	**2.95**	**3.00**	**2.70**	**3.35**	2.80	3.10	2.80	2.95

(A)   Non-GAAP financial measures or contains non-GAAP financial measures. See the Operating Summary Information – Non-GAAP Financial Measures section of this Annual Report.

(B)   Refining and marketing margin – LIFO excludes the impact of short-term risk management activities.

(C)   The Suncor 5-2-2-1 index is most comparable to the company's realized refining and marketing margin presented on a LIFO basis.

(D)   In Q2 2021, the company began disclosing refinery rack forward margin and operating expenses to increase transparency into Suncor's integrated model and aligns with how management evaluates the performance of the business. Rack forward encompasses Suncor's retail and wholesale business. As an integrated oil and gas company, transfer prices are used to attribute margin to the value chain. The company's transfer prices affecting the refining, supply and rack forward businesses employ replacement cost methodology, which may differ from those subject to supply agreements negotiated by independent market participants. Rack forward margins may include any incremental location differentials above replacement supply cost, as well as the applicable retail and wholesale channel margins generated within those markets.

(E)   Beginning 2021, prior period amounts of operating, selling and general expense have been reclassified to align with the current year presentation of transportation and distribution expense. This reclassification had no effect on the refining operating expense.

See accompanying footnotes and definitions to the operating summaries.

Operating Metrics Reconciliation (continued)

(unaudited)

Refining and Marketing

($ millions, except per barrel amounts)

Refining and marketing gross margin reconciliation	For the year ended				
	2022	2021	2020	2019	2018
Operating revenues	**36 728**	22 915	15 272	22 304	23 778
Purchases of crude oil and products	**(27 261)**	(16 807)	(11 243)	(15 296)	(16 656)
	9 467	6 108	4 029	7 008	7 122
Other (loss) income	**(60)**	(50)	48	75	68
Non-refining and marketing margin[8]	**(20)**	(54)	(57)	(60)	48
Refining and marketing gross margin – FIFO[A][B]	**9 387**	6 004	4 020	7 023	7 238
Refinery production (mbbls)[9]	**168 149**	162 862	158 991	173 705	169 138
Refining and marketing gross margin – FIFO ($/bbl)[A][B]	**55.85**	36.85	25.30	40.45	42.80
FIFO and short-term risk management activities adjustment[C]	**(230)**	(972)	532	(628)	644
Refining and marketing gross margin – LIFO[A][B][C]	**9 157**	5 032	4 552	6 395	7 882
Refining and marketing gross margin – LIFO ($/bbl)[A][B][C][D]	**54.45**	30.90	28.65	36.80	46.60
Rack forward gross margin[E]					
Refining and marketing gross margin – FIFO[A]	**9 387**	6 004	4 020	7 023	7 238
Refining and supply gross margin	**(8 033)**	(4 550)	(2 634)	(5 982)	(5 958)
Rack forward gross margin[A][10]	**1 354**	1 454	1 386	1 041	1 280
Sales volume (ML)	**21 448**	20 430	19 503	21 220	20 904
Rack forward gross margin (cpl)[A]	**6.30**	7.10	7.10	4.90	6.10
Refining and rack forward operating expense reconciliation					
Operating, selling and general[F]	**2 427**	2 019	1 759	2 035	1 834
Less: Rack forward operating expense[A][E][11]	**644**	594	572	633	627
Less: Other operating expenses[12]	**602**	457	313	475	305
Refining operating expense[A]	**1,181**	968	874	927	902
Refinery production (mbbls)[9]	**168 149**	162 862	158 991	173 705	169 138
Refining operating expense ($/bbl)[A]	**7.00**	5.95	5.50	5.35	5.35
Sales volume (ML)	**21 448**	20 430	19 503	21 220	20 904
Rack forward operating expense (cpl)[A][E]	**3.00**	2.90	2.95	3.00	3.10

(A) Non-GAAP financial measures or contains non-GAAP financial measures. See the Operating Summary Information – Non-GAAP Financial Measures section of this Annual Report.

(B) In 2020, refining and marketing margin was revised for prior periods to better reflect the refining, product supply and rack forward businesses. Impact of inventory write-down is excluded until product is sold.

(C) Refining and marketing margin – LIFO excludes the impact of short-term risk management activities.

(D) The Suncor 5-2-2-1 index is most comparable to the company's realized refining and marketing margin presented on a LIFO basis.

(E) In Q2 2021, the company began disclosing refinery rack forward margin and operating expenses to increase transparency into Suncor's integrated model and aligns with how management evaluates the performance of the business. Rack forward encompasses Suncor's retail and wholesale business. As an integrated oil and gas company, transfer prices are used to attribute margin to the value chain. The company's transfer prices affecting the refining, supply and rack forward businesses employ replacement cost methodology, which may differ from those subject to supply agreements negotiated by independent market participants. Rack forward margins may include any incremental location differentials above replacement supply cost, as well as the applicable retail and wholesale channel margins generated within those markets.

(F) Beginnning 2021, prior period amounts of operating, selling and general expense have been reclassified to align with the current year presentation of transportation and distribution expense. This reclassification had no effect on the refining operating expense.

See accompanying footnotes and definitions to the operating summaries.

Refining and Marketing

Suncor custom 5-2-2-1 index[13]

		For the Quarter Ended							
(average for the quarter ended)		Mar 31 2022	Jun 30 2022	Sept 30 2022	Dec 31 2022	Mar 31 2021	Jun 30 2021	Sept 30 2021	Dec 31 2021
WTI crude oil at Cushing (US$/bbl)		94.40	108.40	91.65	82.65	57.80	66.05	70.55	77.15
SYN crude oil at Edmonton (US$/bbl)		93.10	114.45	100.45	86.80	54.30	66.40	68.95	75.35
WCS at Hardisty (US$/bbl)		79.80	95.60	71.75	57.00	45.40	54.60	56.95	62.50
New York Harbor 2-1-1 crack (US$/bbl)[A]		28.25	60.05	46.70	52.75	15.60	20.35	20.90	20.65
Chicago 2-1-1 crack (US$/bbl)[A]		20.20	49.40	43.30	39.20	13.40	20.25	20.45	16.90
Product value (US$/bbl)									
New York Harbor 2-1-1 crack[B]	40%	49.05	67.40	55.35	54.15	29.35	34.55	36.60	39.10
Chicago 2-1-1 crack[C]	40%	45.85	63.10	54.00	48.75	28.50	34.50	36.40	37.60
WTI	20%	18.90	21.70	18.35	16.55	11.55	13.20	14.10	15.45
Seasonality factor		6.50	5.00	5.00	6.50	6.50	5.00	5.00	6.50
		120.30	157.20	132.70	125.95	75.90	87.25	92.10	98.65
Crude value (US$/bbl)									
SYN	40%	37.25	45.80	40.20	34.70	21.70	26.55	27.60	30.15
WCS	40%	31.90	38.25	28.70	22.80	18.15	21.85	22.80	25.00
WTI	20%	18.90	21.70	18.35	16.55	11.55	13.20	14.10	15.45
		88.05	105.75	87.25	74.05	51.40	61.60	64.50	70.60
Suncor custom 5-2-2-1 index (US$/bbl)		32.25	51.45	45.45	51.90	24.50	25.65	27.60	28.05
Suncor custom 5-2-2-1 index (Cdn$/bbl)[D]		40.85	65.70	59.35	70.45	31.05	31.50	34.80	35.35

(average for the year ended)		2022	2021	2020	2019	2018
WTI crude oil at Cushing (US$/bbl)		94.25	67.95	39.40	57.05	64.80
SYN crude oil at Edmonton (US$/bbl)		98.70	66.30	36.25	56.45	58.60
WCS at Hardisty (US$/bbl)		75.95	54.90	26.85	44.25	38.50
New York Harbor 2-1-1 crack (US$/bbl)[A]		47.00	19.40	11.75	19.90	19.40
Chicago 2-1-1 crack (US$/bbl)[A]		38.10	17.75	8.05	17.05	17.35
Product value (US$/bbl)						
New York Harbor 2-1-1 crack[B]	40%	56.50	34.95	20.45	30.80	33.70
Chicago 2-1-1 crack[C]	40%	52.95	34.30	19.00	29.65	32.85
WTI	20%	18.85	13.60	7.90	11.40	12.95
Seasonality factor		5.75	5.75	5.75	5.75	5.75
		134.05	88.60	53.10	77.60	85.25
Crude value (US$/bbl)						
SYN	40%	39.50	26.50	14.50	22.60	23.45
WCS	40%	30.40	21.95	10.75	17.70	15.40
WTI	20%	18.85	13.60	7.90	11.40	12.95
		88.75	62.05	33.15	51.70	51.80
Suncor custom 5-2-2-1 index (US$/bbl)		45.30	26.55	19.95	25.90	33.45
Suncor custom 5-2-2-1 index (Cdn$/bbl)[D]		58.95	33.30	26.75	34.35	43.35

(A) 2-1-1 crack spreads are indicators of the refining margin generated by converting two barrels of WTI into one barrel of gasoline and one barrel of diesel.

(B) Product value of the New York Harbor 2-1-1 crack is calculated by adding the values of the New York Harbor 2-1-1 crack and WTI, multiplying it by 40% and rounding to the nearest nickel.

(C) Product value of the Chicago 2-1-1 crack is calculated by adding the values of the Chicago 2-1-1 crack and WTI, multiplying it by 40% and rounding to the nearest nickel.

(D) The Suncor 5-2-2-1 index is most comparable to the company's realized refining and marketing margins presented on a LIFO basis.

See accompanying footnotes and definitions to the quarterly operating summaries.

Operating Summary Information

Non-GAAP Financial Measures

Certain financial measures in this Supplemental Financial and Operating Information – namely adjusted operating earnings (loss), adjusted funds from (used in) operations (previously referred to as cash flow from (used in) operations), metrics contained in return on capital employed (ROCE) and ROCE excluding impairments, Oil Sands operations cash operating costs (previously referred to as Oil Sands cash operating costs), Syncrude cash operating costs, Fort Hills cash operating costs, refining and marketing gross margin, rack forward gross margin, refining operating expense, rack forward operating expense, net debt, total debt and netbacks – are not prescribed by generally accepted accounting principles (GAAP). Suncor uses this information to analyze business performance, leverage and liquidity and includes these financial measures because investors may find such measures useful on the same basis. These non-GAAP financial measures do not have any standardized meaning and, therefore, are unlikely to be comparable to similar measures presented by other companies. The additional information should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP.

Adjusted operating earnings (loss), Oil Sands operations cash operating costs, Fort Hills cash operating costs and Syncrude cash operating costs for each quarter in 2022 and 2021 are defined in the Non-GAAP Financial Measures Advisory section and reconciled to the most directly comparable GAAP measures in the Consolidated Financial Information and Segment Results and Analysis sections of each respective quarterly Report to Shareholders in respect of the relevant quarter (Quarterly Reports). Adjusted funds from (used in) operations, metrics contained in ROCE and ROCE excluding impairments, net debt and total debt for each quarter in 2022 and 2021 are defined and reconciled to the most directly comparable GAAP measures in the Non-GAAP Financial Measures Advisory section of each respective Quarterly Report. Adjusted operating earnings (loss), adjusted funds from (used in) operations, metrics contained in ROCE and ROCE excluding impairments, Oil Sands operations cash operating costs, Syncrude cash operating costs, Fort Hills cash operating costs, refining and marketing gross margin, refining operating expense, net debt and total debt for the years ended December 31, 2018 and 2017 are defined and reconciled in Suncor's Management's Discussion and Analysis for the year ended December 31, 2019, and for the years ended December 31, 2021, 2020 and 2019 are defined and reconciled in Suncor's Management's Discussion and Analysis for the year ended December 31, 2021, which is contained in the annual report (the 2021 MD&A). Refining and marketing gross margin, refining operating expense, rack forward gross margin and rack forward operating expense for each quarter in 2022 and 2021 and for the years ended December 31,2022, 2021, 2020, 2019 and 2018 are reconciled to the most directly comparable GAAP measures in the Operating Metrics Reconciliation section of this Supplemental Financial and Operating Information. Operating netbacks for each quarter in 2022 and 2021 and for the years ended December 31, 2022, 2021, 2020, 2019 and 2018 are defined below and are reconciled to the most directly comparable GAAP measures in the Operating Metrics Reconciliation section of this Supplemental Financial and Operating Information. The remainder of the non-GAAP financial measures not otherwise mentioned in this paragraph are defined and reconciled in the 2022 MD&A.

Beginning in the fourth quarter of 2021, the company changed the label of operating earnings (loss) and funds from (used in) operations to adjusted operating earnings (loss) and adjusted funds from (used in) operations respectively, to better distinguish the non-GAAP financial measures from the comparable GAAP measures and better reflect the purpose of the measures. The composition of the measures remains unchanged and therefore no prior periods were revised.

Oil Sands Operating Netbacks

Oil Sands operating netbacks are a non-GAAP measure, presented on a crude product and sales barrel basis, and are derived from the Oil Sands segmented statement of net earnings (loss), after adjusting for items not directly attributable to the revenues and costs associated with production and delivery. Management uses Oil Sands operating netbacks to measure crude product profitability on a sales barrel basis.

Exploration and Production (E&P) Operating Netbacks

E&P operating netbacks are a non-GAAP measure, presented on an asset location and sales barrel basis, and are derived from the E&P segmented statement of net earnings (loss), after adjusting for items not directly attributable to the costs associated with production and delivery. Management uses E&P operating netbacks to measure asset profitability by location on a sales barrel basis.

Definitions

(1) Cash operating costs are calculated by adjusting Oil Sands segment OS&G expense for i) non-production costs that management believes do not relate to production performance, including, but not limited to, share-based compensation adjustments, Canada Emergency Wage Subsidy (CEWS), COVID-19 related costs and safe-mode costs, research costs and the expense recorded as part of a non-monetary arrangement involving a third-party processor; ii) revenues associated with excess capacity, including excess power generated and sold that is recorded in operating revenue; iii) project startup costs; and iv) the impacts of changes in inventory levels and valuation, such that the company is able to present cost information based on production volumes. Oil Sands operations and Syncrude production volumes include production of diesel that is internally consumed and feedstock transfers between assets through the interconnecting pipelines.

(2) Reflects the items not directly attributed to revenues received from the sale of proprietary crude and net non-proprietary activity at its deemed point of sale.

(3) Reflects adjustments for general and administrative costs not directly attributed to the production of each crude product type, as well as the revenues associated with excess power generated and sold that is recorded in operating revenue.

(4) Reflects adjustments for royalties not related to crude products.

(5) Reflects adjustments for expenses or credits not directly related to the transportation of the crude product to its deemed point of sale.

(6) Reflects other E&P assets, such as Norway (up to 2019), and Libya, for which netbacks are not provided.

(7) Reflects adjustments for general and administrative costs not directly attributed to production.

(8) Reflects adjustments for intersegment marketing fees and impact of inventory write-downs.

(9) Refinery production is the output of the refining process and differs from crude oil processed as a result of volumetric adjustments for non-crude feedstock, volumetric gain associated with the refining process and changes in unfinished product inventories.

(10) Rack forward operating revenues, other income less purchases of crude oil and products.

(11) Rack forward operating expense reflects operating, selling and general expenses associated with retail and wholesale operations.

(12) Reflects operating, selling and general expenses associated with the company's ethanol businesses, certain general and administrative costs not directly attributable to refinery production, and CEWS amounts.

(13) The custom 5-2-2-1 index is designed to represent Suncor's Refining and Marketing business based on publicly available pricing data and approximates the gross margin on five barrels of crude oil of varying grades that is refined to produce two barrels of both gasoline and distillate and one barrel of secondary product. The index is a single value that is calculated by taking the product value of refined products less the crude value of refinery feedstock incorporating the company's refining, product supply and rack forward businesses, but excluding the impact of first-in, first-out accounting. The product value is influenced by New York Harbor 2-1-1 crack, Chicago 2-1-1 crack, WTI benchmarks and seasonal factors. The seasonal factor is an estimate and reflects the location, quality and grade differentials for refined products sold in the company's core markets during the winter and summer months. The crude value is influenced by SYN, WCS, and WTI benchmarks.

Explanatory Note

* Users are cautioned that the Oil Sands operations cash operating costs, Fort Hills cash operating costs and Syncrude cash costs per barrel measure may not be fully comparable to similar information calculated by other entities due to differing operations of each entity as well as their respective accounting policy choices.

Abbreviations

bbl	–	barrel
bbls/d	–	barrels per day
mbbls	–	thousands of barrels
mbbls/d	–	thousands of barrels per day
boe	–	barrels of oil equivalent
boe/d	–	barrels of oil equivalent per day
mboe	–	thousands of barrels of oil equivalent
mboe/d	–	thousands of barrels of oil equivalent per day
SCO	–	synthetic crude oil
WTI	–	West Texas intermediate
SYN	–	sweet synthetic crude oil
WCS	–	Western Canadian Select

Metric Conversion

Crude oil, refined products, etc. $1m^3$ (cubic metre) = approx. 6.29 barrels

Share Trading Information

(unaudited)

Common shares are listed on the Toronto Stock Exchange and New York Stock Exchange under the symbol SU.

	For the Quarter Ended				For the Quarter Ended			
	Mar 31 2022	June 30 2022	Sept 30 2022	Dec 31 2022	Mar 31 2021	June 30 2021	Sept 30 2021	Dec 31 2021
Share ownership								
Average number outstanding, weighted monthly (thousands)(A)	1 433 405	1 406 362	1 363 847	1 347 166	1 522 488	1 502 088	1 477 495	1 451 867
Share price (dollars)								
Toronto Stock Exchange								
High	43.12	53.62	46.72	50.37	29.55	31.38	30.47	34.35
Low	32.08	38.74	36.39	40.10	21.07	24.81	21.90	26.29
Close	40.70	45.16	38.90	42.95	26.27	29.69	26.26	31.65
New York Stock Exchange – US$								
High	34.09	42.72	35.79	37.23	23.69	25.73	24.73	26.97
Low	25.10	30.31	26.43	29.32	16.40	19.65	17.10	20.73
Close	32.59	35.07	28.15	31.73	20.90	23.97	20.74	25.03
Shares traded (thousands)								
Toronto Stock Exchange	771 674	622 524	698 610	677 740	729 993	477 714	547 056	641 968
New York Stock Exchange	549 701	485 282	380 777	333 806	573 565	392 546	458 594	466 418
Per common share information (dollars)								
Net earnings (loss) attributable to common shareholders	2.06	2.84	(0.45)	2.03	0.54	0.58	0.59	1.07
Dividend per common share	0.42	0.47	0.47	0.52	0.21	0.21	0.21	0.42

(A) The company had approximately 5 135 registered holders of record of common shares as at January 31, 2023.

Information for Security Holders Outside Canada

Cash dividends paid to shareholders resident in countries other than Canada (non-Canadian shareholders) are subject to Canadian withholding tax. The statutory rate of Canadian withholding tax on dividends is 25%, subject to reduction under an applicable tax treaty between Canada and another country. For example, under the tax treaty between Canada and the United States, the withholding tax rate is generally reduced to 15% on dividends paid to residents of the United States that are eligible for the benefit of that tax treaty. The Canada Revenue Agency has released forms, applicable after 2012, for non-Canadian shareholders to evidence entitlement to a reduced withholding tax rate under a tax treaty. The agents responsible for withholding tax on dividends will generally need to have a duly completed form from a non-Canadian shareholder on file by a particular dividend record date in order for such agents to withhold tax at an applicable treaty-reduced rate, rather than the full statutory rate of 25%. Non-Canadian shareholders are encouraged to contact their broker (or other applicable agent) regarding the completion and delivery of these forms.

As shareholders are responsible to ensure compliance with Canadian tax laws and regulations, shareholders are strongly encouraged to seek professional tax and legal counsel with respect to any and all tax matters.

Leadership and Board Members as at December 31, 2022

Leadership

Kris Smith[(A)]
Interim President and Chief Executive Officer

Alister Cowan[(A)]
Chief Financial Officer

Bruno Francoeur
Executive Vice President, Business & Operations Services

Arlene Strom[(B)]
Chief Sustainability Officer, General Counsel and Corporate Secretary

Peter Zebedee
Executive Vice President, Mining & Upgrading

Paul Gardner
Chief People Officer

Shelley Powell
Senior Vice President, E&P and In Situ

Board of Directors

Michael Wilson
Chair of the Board
Bragg Creek, Alberta

Ian Ashby[(1)(4)]
San Jose, California

Patricia Bedient[(1)(2)]
Chair, Audit Committee
Sammamish, Washington

Christopher Seasons[(3)(4)]
Calgary, Alberta

Jean Paul (JP) Gladu[(2)(3)]
Thunder Bay, Ontario

Dennis Houston[(3)(4)]
Spring, Texas

Brian MacDonald[(1)(2)]
Chair, Governance Committee
Naples, Florida

M. Jacqueline Sheppard[(2)(3)]
Calgary, Alberta

Lorraine Mitchelmore[(1)(4)]
Chair, Environment, health, safety and sustainable development committee
Calgary, Alberta

Eira Thomas[(2)(3)]
Vancouver, British Columbia

Russell Girling[(3)(4)]
Chair, Human resources and compensation committee
Calgary, Alberta

[(A)] Effective April 3, 2023, Rich Kruger will be appointed President and Chief Executive Officer. Mr. Kruger will also join the Suncor Board of Directors. Effective May 9, 2023, Kris Smith will assume the role of Chief Financial Officer and Executive Vice President of Corporate Development, and Alister Cowen, the current Chief Financial Officer, plans to retire at the end of 2023.

[(B)] Effective February 1, 2023, Jacqueline Moore was appointed to Chief Legal Officer and General Counsel and Arlene Strom was appointed to Chief Sustainability Officer.

[(1)] Audit committee member

[(2)] Governance committee member

[(3)] Human resources and compensation committee member

[(4)] Environment, health, safety and sustainable development committee member

[*] Committee roles are as at March 6, 2023



Suncor Energy Inc.
150 – 6 Avenue S.W.
Calgary, Alberta, Canada T2P 3E3
T: 403-296-8000
suncor.com